CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED

2007 AUG -7 A 10: 31

82-4507

2 August 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Fin[redacted]
Mail Stop 3-2
Washington, D.C. 20549

07025796

SUPPL

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 2 July 2007 till 31 July 2007, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

PROCESSED
AUG 13 2007
THOMSON FINANCIAL

Yours faithfully

Ng Chooi Peng
Senior Secretariat Manager

Encs

S:\Sec\ADR\2007\Ltr to ADR.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by The Ascott Group Limited - "Resignation of Managing Director/Chief Executive Officer and Appointment of Chief Executive Officer"	2 July 2007	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited - "(1) Resignation of Non Executive Director (2) Appointment of Non Executive Director"	2 July 2007	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Quill Capita Trust ("QCT") - Proposed Acquisitions, Proposed Placement, Proposed Increase in Fund Size, Proposed Amendment to the Deed of QCT"	2 July 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – Presentation slides – "Expansion on Track" to be presented to investors on 3 July 2007 at Nomura Asia Equity Forum in Singapore"	3 July 2007	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Quill Capita Trust ("QCT") - Proposed Acquisitions, Proposed Placement, Proposed Increase in Fund Size, Proposed Amendment to the Deed of QCT"	6 July 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of Augite Pte. Ltd."	6 July 2007	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited - "Entry into Project Management Agreements"	9 July 2007	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand signs Co-operative Agreement with Vanke"	10 July 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Sale of the entire stake in Quill Realty Sdn Bhd and Prema Bonanza Sdn Bhd"	10 July 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiary, Beijing CapitaLand Property Management Co., Ltd."	11 July 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Establishment of indirect subsidiary, CapitaLand - Sadeco Company Limited"	12 July 2007	SGX-ST Listing Manual
Announcement and news release by The Ascott Group Limited - "Divestment of Somerset Bayswater in London"	13 July 2007	For Public Relations Purposes
Announcement by CapitaRetail China Trust Management Limited – "Increase in issued and paid-up share capital/registered capital of wholly-owned subsidiaries"	13 July 2007	For Public Relations Purposes
Announcement by CapitaRetail China Trust Management Limited – "Completion of transfer of title of Jiulong Mall to CapitaRetail China Trust ("CRCT")"	13 July 2007	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News release by The Ascott Group Limited – "Ascott acquires first property in the heart of Edinburgh, Scotland"	16 July 2007	For Public Relations Purposes
News release by CapitaLand Limited's associated company, Orchard Turn Developments Pte Ltd – "ION Orchard – 'Centre of Gravity' for Singapore Retail"	16 July 2007	For Public Relations Purposes
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiaries (A) Retail M Pte. Ltd. (B) Retail Galaxy Pte. Ltd."	16 July 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Date of Release of 2007 2nd Quarter and Half-year Financial Results"	17 July 2007	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Completion of the sale of Hotel Asia, Singapore"	17 July 2007	For Public Relations Purposes
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiary, Hangzhou CapitaLand Property Management Co., Ltd."	19 July 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Sale and Purchase of Wilkie Edge"	20 July 2007	SGX-ST Listing Manual
Announcements and news release by CapitaCommercial Trust Management Limited – (A) 2007 Second Quarter Unaudited Financial Statement and Distribution Announcement; (B) CCT Achieved DPU Growth of 21.2% for 1H 2007; and (C) Notice of Books Closure and Distribution Paymeny Date"	20 July 2007	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Asset Valuation"	20 July 2007	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Asset Valuation"	20 July 2007	For Public Relations Purposes
Announcement by The Ascott Group Limited - "Wilkie Edge"	23 July 2007	For Public Relations Purposes
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiaries (A) Enggor Street Trust Company Pte. Ltd. (B) Enggor Street Investment Pte. Ltd. (C) Enggor Street Management Pte. Ltd."	23 July 2007	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Announcement by Quill Capita Trust – Presentation Slides for Investors' Meetings"	23 July 2007	For Public Relations Purposes
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiaries (A) Tinline Limited (B) Winterton Investments Limited"	24 July 2007	SGX-ST Listing Manual
Announcements and news release by CapitaRetail China Trust Management Limited – "(A) 2007 Second Quarter Unaudited Financial Statement and Distribution Announcement; (B) CRCT's Second Quarter 2007 Distribution Exceeds Forecast by 9.6%; and (C) Notice of Books Closure and Distribution Payment Date"	25 July 2007	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited - "Establishment of indirect wholly-owned subsidiaries" 1) Brilliant Property Investment Holding Pte. Ltd. 2) Brilliant Retail Investment Pte. Ltd. 3) Brilliant Office Investment Pte. Ltd. 4) Brilliant Hotel Investment Pte. Ltd. 5) Brilliant Residential Holding Pte. Ltd. 6) Brilliant Residential Development Pte. Ltd. 7) Brilliant Hotel Trustee Pte. Ltd. 8) Brilliant Retail Trustee Pte. Ltd. 9) Brilliant Office Trustee Pte. Ltd. 10) CapitaLand Nexus Investment Pte. Ltd.	25 July 2007	SGX-ST Listing Manual
Announcement and news release by Ascott Residence Trust Management Limited – "(A) Unaudited Results for the period ended 30 June 2007; and (B) ART's unitholders' distribution 58% above 2Q 2006"	25 July 2007	For Public Relations Purposes
Announcements by Ascott Residence Trust Management Limited – "(A) Notice of Books Closure and Distribution Payment Date; and (B) Execution of Property Management Agreements"	25 July 2007	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited – "(A) Unaudited results for the period ended 30 June 2007; and (B) Ascott's 2Q 2007 net profit surged 75% to S$88.1 million"	26 July 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Increase in issued and paid-up share capital of Morganite Pte. Ltd."	27 July 2007	SGX-ST Listing Manual
Announcement and news release by CapitaMall Trust Management Limited – "(A) 2007 second quarter unaudited financial statement and distribution announcement; (B) CMT achieves higher distribution per unit of over 12.6% for second quarter 2007; (C) Notice of books closure and distribution payment date; and (D) Asset valuation"	27 July 2007	For Public Relations Purposes
Joint announcement by CapitaCommercial Trust Management Limited and CapitaMall Trust Management Limited - "Presentation slides - Raffles City Singapore 1H 2007 Results"	27 July 2007	For Public Relations Purposes
Announcement by Ascott Residence Trust Management Limited – "Payment of acquisition fee by way of issue of units in Ascott Residence Trust"	27 July 2007	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited - "*Clarification* note to the Circular to Unitholders of QCT dated 16 July 2007"	27 July 2007	For Public Relations Purposes
News Release by CapitaLand Limited – "CapitaLand to establish two CapitaRetail Funds worth over US$1.2 billion"	30 July 2007	For Public Relations Purposes
Announcements by Australand – (A) Appendix 4D and Financial Report for the half-year ended 30 June 2007; and (B) Half year net profit announcement	30 July 2007	For Public Relations Purposes
News Release by CapitaLand Limited – "CapitaLand records 1H 2007 profit of S$1.5 billion"	31 July 2007	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "2007 Second Quarter Financial Statements Announcement"	31 July 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Presentation Slides - CapitaLand Group Half Year 2007 Results"	31 July 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Supplementary Slides - CapitaLand Group Half Year 2007 Results"	31 July 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Notice of Valuation of Real Assets"	31 July 2007	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Ascott ventures into Kazakhstan"	31 July 2007	For Public Relations Purposes
Announcement by Australand – "Appointment of Managing Director"	31 July 2007	For Public Relations Purposes
News release by The Ascott Group Limited – "Ascott ventures into Kazakhstan with two management contracts"	31 July 2007	For Public Relations Purposes

S:\Sec\ADR\2007\July 2007.doc

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-Jul-2007 17:41:34
Announcement No.	00108

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Resignation of Managing Director/Chief Executive Officer and Appointment of Chief Executive Officer
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	Ascott.NewsRelease.NewCEO.2July07.pdf Ascott.annc.NewCEO.2July07.pdf Total size = **202K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

RESIGNATION OF MANAGING DIRECTOR/CHIEF EXECUTIVE OFFICER AND APPOINTMENT OF CHIEF EXECUTIVE OFFICER

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce the resignation of Mr. Ong Ah Luan Cameron as Managing Director/Chief Executive Officer of the Company and as a member of the Company's Executive Committee. The resignation will take effect on 1 August 2007.

The Board of Directors of the Company also wishes to announce the appointment of Ms. Jennie Chua Kheng Yeng as Chief Executive Officer of the Company with effect from 1 August 2007. Ms Chua is currently a non executive Director of the Company and also a member of the Company's Executive Committee. With her appointment, Ms Chua will continue to serve on the Board as an Executive Director and a member of the Company's Executive Committee.

The Board of Directors would like to record its appreciation to Mr. Cameron Ong for his contributions to the Company over the years and wishes him well in his future endeavours.

By Order of the Board

Hazel Chew
Company Secretary
2 July 2007

For Immediate Release

NEWS RELEASE

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.the-ascott.com

JENNIE CHUA APPOINTED AS CHIEF EXECUTIVE OFFICER OF THE ASCOTT GROUP

Singapore, 2 July 2007 - The Ascott Group (Ascott) today announced that Ms Jennie Chua will be appointed its Chief Executive Officer with effect from 1 August 2007. Mr Cameron Ong, Ascott's Managing Director and Chief Executive Officer, has resigned to pursue his personal interests.

Ms Chua is a non-executive director of The Ascott Group and a member of its Executive Committee since January 2007. She was the President and Chief Executive Officer of Raffles Holdings Limited from April 2003 to January 2007. After graduating from the School of Hotel Administration, Cornell University, New York, with a Bachelor of Science degree in 1971, Ms Chua built an outstanding career in the tourism and hospitality industry over the past 30 years. She has been recognised with numerous awards from Singapore and abroad for her leadership and contributions in the fields of hospitality and tourism.

Mr Lim Chin Beng, Ascott's Chairman said: "We would like to thank Cameron for his contributions to the Group. He has served the company for more than 12 years, and has played a key role in leading the Group's expansion internationally. The Board and I wish Cameron all the best in his future endeavours, and we welcome Jennie as Chief Executive Officer of The Ascott Group."

Mr Liew Mun Leong, Ascott's Deputy Chairman, and President and CEO of its parent company CapitaLand Group said: "The serviced residence sector is now a significant component of the global hospitality industry, and has the best potential to capitalise on the increase in international travel traffic. The Ascott Group, with its three brands - Ascott, Somerset and Citadines, is well positioned to take the quantum leap to grow from its current portfolio in 49 cities and over 20 countries. With Jennie's solid track record and experience in the international hospitality industry, she will be able to lead Ascott to new heights by strengthening the management bench strength in Asia, Australia, Europe and the new markets in oil rich countries."

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

<u>About Ms Jennie Chua</u>

Ms Jennie Chua chairs the International Advisory Panel of the Singapore Tourism Board. She also serves on the Board of Trustees of Cornell

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GERMANY
INDIA
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

University, New York. In addition, she sits on the Temasek Advisory Panel of Temasek Holdings, and is the Deputy Chairman of Temasek Foundation.

Ms Chua also chairs the Singapore Film Commission, Tourism Industry Skills and Training Council, Community Chest of Singapore, and Sentosa Cove. She sits on the boards of Singapore Workforce Development Agency, National Healthcare Group, Singapore International Chamber of Commerce, and Nanyang Technological University.

She has been honoured with numerous accolades and awards, both from Singapore and abroad, including Outstanding Contribution to Tourism (2006) by the Singapore Tourism Board, two Singapore National Day awards, 25 Stars of Asia (2003) by BusinessWeek magazine, Person of the Year, Asia Pacific - Hotel (2002) by US-based Travel Agent magazine, Pacific Area Travel Writers Association Hall of Fame (2000), Hotelier of the Year (1999) by TravelAsia magazine, Woman of the Year (1999), Champion of the Arts (1999), and Independent Hotelier of the World (1997) by US-based HOTELS magazine.

Ms Chua is a Justice of Peace and Non-Resident Ambassador-Designate to the Slovak Republic.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 19,500 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. This includes over 5,500 units which are under development.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 49 cities in 21 countries, eight of which are new cities where Ascott's serviced residences are being developed. Ascott's properties can be found in cities including London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group's achievements have been recognised internationally. Recent awards include TravelWeekly Asia Industry Awards 2007 'Best Serviced Residence (Group)', China 2007 'Top 100 Serviced Apartments Award', Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

---

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-Jul-2007 18:54:26
Announcement No.	00190

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Ascott Residence Trust - (1) Resignation of Non Executive Director (2) Appointment of Non Executive Director
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ARTML.Annc.2July07.pdf Total size = **132K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

1) RESIGNATION OF NON EXECUTIVE DIRECTOR
2) APPOINTMENT OF NON EXECUTIVE DIRECTOR

The Board of Directors of Ascott Residence Trust Management Limited (the "Company") wishes to announce the resignation of Mr. Ong Ah Luan Cameron as a non executive director of the Company and member of the Company's Executive Committee and Corporate Disclosure Committee with effect from 2 July 2007.

The Board of Directors of the Company also wishes to announce the appointment of Ms. Jennie Chua Kheng Yeng as a non executive director and member of the Company's Executive Committee and Corporate Disclosure Committee with effect from 2 July 2007.

The Board of Directors would like to record its appreciation to Mr. Cameron Ong for his contributions to the Company and wishes him well in his future endeavours.

By Order of the Board
Kang Siew Fong
Company Secretary
2 July 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-Jul-2007 18:42:04
Announcement No.	00186

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Proposed Acquisitions, Proposed Placement, Proposed Increase in Fund Size, Proposed Amendment to the Deed of QCT
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.QCT.Annc.2July07.pdf Total size = **197K** (2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (As manager of CCT)
Date & Time of Broadcast	02-Jul-2007 18:16:41
Announcement No.	00154

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Proposed Acquisitions, Proposed Placement, Proposed Increase in Fund Size, Proposed Amendment to the Deed of QCT
Description	The announcement issued by HWANGDBS Investment Bank Berhad and Aseambankers Malaysia Berhad on behalf of Quill Capita Management Sdn Bhd as manager of QCT, to Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments:	QCTannouncement_020707.pdf Total size = **98K** (2048K size limit recommended)

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Form Version 2.0

General Announcement

Submitted by OT_HWANG DBS SECURITIES on 02/07/2007 05:33:24 PM
Reference No OD-070702-65071

Submitting Merchant Bank (if applicable)	:	**HWANGDBS INVESTMENT BANK BERHAD (formerly known as Hwang-DBS Investment Bank Berhad) (formerly known as Hwang-DBS Securities Berhad)**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**QUILL CAPITA TRUST**
* Stock name	:	**QCAPITA**
* Stock code	:	**5123**
* Contact person	:	**YEO TECK HOOI / SUSIE HII**
* Designation	:	**SENIOR VICE PRESIDENT / VICE PRESIDENT**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

QUILL CAPITA TRUST ("QCT")

- **Proposed Acquisitions**
- **Proposed Placement**
- **Proposed Increase in Fund Size**
- **Proposed Amendment to the Deed of QCT**

(collectively referred to as the "Proposals")

* **Contents :-**

We refer to the announcements dated 8 June 2007 and 12 June 2007.

On behalf of the Board of Directors of Quill Capita Management Sdn Bhd ("QCM"), the manager of QCT, HWANGDBS Investment Bank Berhad *(formerly known as Hwang-DBS Investment Bank Berhad) (formerly known as Hwang-DBS Securities Berhad)* ("HWANGDBS") and Aseambankers Malaysia Berhad ("Aseambankers") wish to announce that the Securities Commission ("SC") has, via its letter dated 28 June 2007 (which was received on 2 July 2007), approved the following:

(i) the proposed issuance of up to 251,440,000 new units in QCT;

(ii) the valuation of the real estates to be acquired by QCT;

(iii) the listing of and quotation for up to 251,440,000 new units in QCT on the Main Board of Bursa Malaysia Securities Berhad ("Bursa Securities"); and

(iv) the exemption from compliance with clause 7.03(2) of the Guidelines on Real Estate Investment Trusts ("Guidelines") in relation to placement of up to 251,440,000 new units in QCT,

subject to the following terms and conditions:

1.1 Terms

1.1.1 Issuance of up to 151,440,000 new units in QCT to raise cash for the acquisition of the real estates as set out in **Table 1** below by QCT, for working capital of QCT, capital expenditure and

to meet various expenses relating to the proposed acquisition and placement of new units.

1.1.2 The approval for the exemption from compliance with clause 7.03(2) of the Guidelines for the bookbuilding portion relates only to the requirement for approval of the unit holders for the following:

(a) identity of placees;

(b) issue price for the placees; and

(c) amount of units to be placed to placees.

1.1.3 The approval for the exemption from compliance with clause 7.03(2) of the Guidelines for the placement of units to CapitaCommercial Trust ("CCT") and the Quill Group (comprising Quill Estates Sdn Bhd, Quill Land Sdn Bhd, Quill Properties Sdn Bhd and their respective related corporations) relates only to the requirement for approval of the unit holders of QCT for the following:

(a) issue price for the placees; and

(b) amount of units to be placed out to placees.

1.2 Conditions

(i) In relation to the proposed issuance of up to 251,440,000 new units in QCT,

(a) QCM and its advisers are required to inform the SC prior to the listing of the units:

- the actual number of units to be issued for each tranche;

- the date of issuance of the units; and

- the date of listing of and quotation for the new units of QCT on the Main Board of Bursa Securities;

(b) the issuance of the new units and the listing of the new units on the Main Board of Bursa Securities must be completed within six (6) months from the date of the SC's approval. The approval is deemed to lapse if QCM fails to do so within the stipulated time frame;

(ii) For the acquisition of the Subject Area of PMK, QCM and its advisers are required to:

(a) disclose the following details in the Circular to the unit holders of QCT:

- details of the master lease; and

- rationale for entering into a master lease;

(b) obtain the certificate of fitness ("CF") for extensions to the subject buildings (building plans approved by relevant authority on 8 April 2005 bearing reference no. DBKL-JPKB-06-MK-4) within twelve (12) months from the date of the SC's

letter;

(c) make quarterly announcement on the status of application of the CF to Bursa Securities until such time that the CF is obtained from the relevant authority; and

(d) update the SC on the status of such compliance when such announcements are made;

(iii) Due to the approval for exemption as set out under paragraph 1.1.2 above, for the bookbuilding portion, the placement of units must not be made to:

(a) directors, substantial shareholders or chief executive officer of QCM (interested persons), whether in their own names or through nominees;

(b) persons connected to the interested persons mentioned in paragraph 1.2(iii)(a) above;

(c) nominee companies, unless the names of the ultimate beneficiaries are disclosed; and

(d) parties connected to the placement agent, except where such parties are:

- statutory institutions managing funds belonging to contributors or investors who are members of the public; or

- entities established as collective investment schemes that are considered to represent public investors; and

(iv) The approval for exemption as set out under paragraph 1.1.3 above is subject to the requirement for approval of the unit holders of QCT for the following:

(a) basis for determining the issue price for CCT and the Quill Group;

(b) maximum amount of units to be placed out to CCT and the Quill Group.

This announcement is dated 2 July 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE 1

Real Estates	**Vendor**	**Purchase consideration RM**
Wisma Technip Lot No. 1262, Section 67 Town and District of Kuala Lumpur Wilayah Persekutuan of Kuala Lumpur	Aragorn ABS Berhad	125,000,000
Plaza Mont'Kiara ("PMK") (located at Lot No. 56054, Mukim Batu, District of Kuala Lumpur, Wilayah Persekutuan of Kuala Lumpur) comprising - commercial shop lots at the basement and ground floors with a total net lettable area of 73,408 square feet; and - 1,499 car park bays (The above is collectively known as the "Subject Area of PMK")	Sunrise Berhad	90,000,000

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-Jul-2007 12:42:53
Announcement No.	00032

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation slides - "Expansion on Track" to be presented to investors on 3 July 2007 at Nomura Asia Equity Forum in Singapore
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CL.NomuraPresentation.3Jul2007.pdf Total size = **2188K** (2048K size limit recommended) **Total attachment size has exceeded the recommended value**

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CapitaLand

Expansion on Track

Olivier LIM, Group Chief Financial Officer
Harold WOO, Senior Vice President Investor Relations



June 2007

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Consistent Strategy



CapitaLand

Strategy - On Track

- **Strong 1Q 2007, PATMI up 369% to S$608 million**
  - — Strong operating performance & EBIT margins by business units
- **Singapore very strong, EBIT contribution of 84%**
  - — Favourable office and residential environment
- **Overseas business remains positive**
  - — Overseas operating income grows in absolute terms
- **Growing financial services and fee-based income**
  - — Listed Quill Capita Trust and closed Malaysia Commercial Development Fund
- **Active capital management**
  - — Strong financial capacity: Net D/E ratio 0.50
  - — Special dividend of 5 cents payable on 28 May 2007

FY 2006 – Seeding Strategic Growth Initiatives

- Investing for Future Growth
- Growing Financial Services
- New Markets & New Products
- Forging new Joint-Ventures/ Partnerships for Strength



Sun Hung Kai Properties   WAL*MART   zhixin 成都百信   Pantaloons

CapitaLand

FY 2006 – Strategic Growth Initiatives

Investing for Future Growth



- **Expanded China's multi-sector footprint**
  - Entry into inner cities
- **Retail business growing from strength to strength**
  - Pipeline of more than 70 malls
- **Expansion in countries:**
  - Japan – India – Vietnam – Malaysia – Thailand – Bahrain


INDIA
THAILAND
VIETNAM
MALAYSIA
SINGAPORE
JAPAN
CAPITALAND RESIDENTIAL
CAPITALAND COMMERCIAL
CAPITALAND RETAIL
CAPITALAND FINANCIAL
CAPITALAND INTEGRATED LEISURE, ENTERTAINMENT & CONVENTIONS
THE ASCOTT GROUP
FUTURE PRESENCE

CapitaLand

FY 2006 – Strategic Growth Initiatives

Growing Financial Services

Listed 3 new REITs:
- Ascott Residence Trust
- CapitaRetail China Trust
- Quill Capita Trust

Launched 4 new Private Real Estate Funds:
- CapitaRetail China Dev Fund
- CapitaRetail China Incubator Fund
- Malaysia Commercial Dev Fund
- Raffles City Bahrain Fund

AUM up 68% to S$14.3b, exceeding 2007 target of S$13b

FY 2006 – Strategic Growth Initiatives

Expansion into New Markets

- Gulf Co-operation Council (GCC)
- Moscow & St. Petersburg



RUSSIA
ST PETERSBURG
MOSCOW
GULF CO-OPERATIVE COUNCIL
BAHRAIN
QATAR
UAE
UNITED KINGDOM
BELGIUM
FRANCE
GERMANY
SPAIN

New Products

- Raffles City Brand
- Integrated Leisure, Entertainment & Conventions (ILEC)



MACAO
STUDIO
CITY

FY 2006 – Strategic Growth Initiatives

- **Forging new Joint-Ventures/Partnerships for Strength**

Lippo Group	Amtel Properties
Sun Hung Kai Props eSun	Pantaloon Rattha
Chengdu Zhixin Central China Holdings	Arcapita Addax Investment Bank
Samty	Malayan Banking Grp Quill Group MRCB

Delivering Results



CapitaLand

1Q 2007 - Strong Earnings Performance

S$ million	3Mths 2006	3Mths 2007	Change
Revenue	658.7	**637.0**	↓ 3.3%
EBIT	223.6	**819.5**	↑ 266.4%
PATMI	129.6	**608.1**	↑ 369.4%
EPS (S cents)	4.7	**21.8**	↑ 363.8%
NTA / share (S$)	2.42	**2.85**	↑ 17.8%

Business Model: Revenue & PATMI impact



%
Rebased: 2003 = 100%
1000
900
800
700
600
500
400
300
200
100
0
-100
2003
2004
2005
2006
100%
298%
731%
992%
104%
105%
86%
PATMI
Revenue

1Q2007 - EBIT Contributions by SBU

3Mths 2006 - S$223.6 million


Raffles
7%
TAG
6%
Residential
29%
Financial
Svcs
9%
Retail
9%
Commercial
40%

3Mths 2007 - S$819.5 million


Others**
9%
TAG
& ART
4%
Residential
15%
Financial
Svcs
1%
Retail
3%
Commercial*
68%

*Commercial - Include fair value gain from Temasek Tower and sale of Samsung Hub office space in Singapore
** Others - Primarily consisting of gain from placement of ART units

1Q 2007 - EBIT by SBU

(S$ million)	3Mths 2006	3Mths 2007	Change
Residential	67.1	121.2	↑ 80.6%
Commercial	93.1	*560.9	↑ 502.4%
Retail	20.2	23.7	↑ 17.3%
Financial Svcs	**19.6	12.1	↓ 38.0%
TAG & ART	14.6	29.2	↑ 99.6%
RHL Grp	15.7	-	N.M.
Others & Adj	(6.6)	***72.4	N.M.
Total EBIT	223.6	819.5	↑ 266.4%

*Fair value gain from Temasek Tower totaling S$427m (PATMI)
**Includes S$11m mark-to-market gain on investment
***Primarily consisting of gain from placement of ART units totaling S$33.8m (PATMI)

CapitaLand

1Q 2007 – Geographical Breakdown

By Geographical Location

Total Assets S$20.8 billion



Europe 6%
China 20%
Australia & NZ 20%
Other Asia* 8%
Singapore 46%

Revenue S$637.0 million



Europe 9%
China 19%
Australia & NZ 26%
Other Asia* 4%
Singapore 42%

EBIT S$819.5 million



Australia & NZ 6%
Europe 1%
China 7%
Other Asia* 3%
Singapore 83%

Strong Singapore Contribution in 1Q07

** Includes Hong Kong, India, Vietnam, Malaysia, Thailand and Japan*

1Q 2007 - EBIT by Geography

(S$ million)	3Mths 2006	3Mths 2007	Change
Singapore	65.8	684.5	↑ 940.2%
Australia & NZ	31.5	46.0	↑ 46.0%
China	**99.8	55.0	↓ 44.9%
*Other Asia	21.9	23.0	↑ 5.1%
Europe	4.7	11.2	↑ 137.9%
Total EBIT	223.6	819.5	↑ 266.4%

* Includes Hong Kong, India, Vietnam, Malaysia, Thailand and Japan
** Gain of S$55.9m from sale of Shanghai Xin Mao Property Dev't Co. Ltd

Financial Capacity / Debt Coverage

	3Mths 2006	3Mths 2007	Change
Net Debt (S$ billion)	4.83	4.92	Increased
Equity (S$ billion)	9.13	9.91	Increased
Net Debt / Equity	0.53	0.50	Decreased
% Fixed Rate Debt	65%	69%	Satisfactory
Finance Cost (S$ million)	70.1	91.1	Increased
Interest Cover Ratio (ICR)	5.4	13.9	Satisfactory
Interest Service Ratio (ISR)	3.1	1.0	Decreased

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

Balance Sheet Capacity



S$ billion
10
9
8
7
6
5
4
Equity
Net Debt
2000
2001
2002
2003
2004
2005
2006
1Q07

Capital Allocation by Geography
2001 to 1Q2007



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
1Q2007
Europe
Australia & New Zealand
Singapore
Other Asia
China
6%
7%
7%
12%
7%
6%
6%
9%
11%
16%
19%
21%
21%
20%
72%
66%
61%
51%
45%
42%
46%
7%
9%
8%
9%
9%
9%
8%
6%
7%
7%
9%
18%
23%
20%

CapitaLand

Drivers For Sustainable Growth



CapitaLand

Drivers for Sustainable Growth

Multi-Sector, Geographical Spread, Diversified Income Streams

New Business
ILEC

New Markets
Leverage on oil rich resource Countries
eg. GCC, Moscow & St Petersburg

Ascott & ART
Efficient model for rapid expansion

Financial Services
Growing REITS & fund management

Leading Mall Owner & Manager
Singapore, China, Japan & India

China Diversified Growth
Strong residential, retail and integrated development pipelines

Singapore Boom
Multi-sector quality portfolio; 46% of total assets

Singapore Restructures

Rapid Transition to Vibrant Global City

Financial Services	• World's fastest growing private-banking centre • Other financial services eg. data management and processing centre
Education	• 16 leading foreign universities eg. University of Chicago, INSEAD etc
Entertainment, lifestyle (Tourism)	• Integrated resorts, Sentosa, Revamping Orchard Road
Biomedical Science	• Rank among major centres like Ireland and Puerto Rico

- **Strong economic performance with 7.7% GDP growth in 2006**
  - GDP to remain healthy with forecast growth of 4.5% p.a. to 2010
- **173,000 jobs created in 2006, all time high**
  - Unemployment rate at just 2.6%

Asset Allocation 1Q2007 – Singapore (S$ 9.6b – 46%)


Others
21.9%
Residential
19.6%
TAG & ART
8.5%
Retail
16.3%
Financial
Services
1.8%
Commercial &
Integrated Devt
31.9%

Residential – 2007 Pipeline

- **Target to launch 1,000 to 1,200 units in 2007**

Site	GFA (Sqft)	Units	Class	Tenure (Years)
Orchard Residences (launched)	406,000	175	Super Luxury	99
Seafront on Meyer (launched)	565,000	350	Mid-end/High-end	Freehold
Botannia (launched)	652,000	500	Mid-end	956-year
Silver Tower	160,000	100	High-end	Freehold
Dragon View	263,000	150	High-end	Freehold

CapitaLand

Residential - Acquisition

- **Char Yong Gardens**
  - Located in the heart of Orchard District
  - 93,274 sqft freehold site (2.8 plot ratio)
  - Total consideration S$420m, equivalent to S$1,788 psf ppr
- **Farrer Court**
  - Prime residential district
  - 838,488 sqft leasehold site (2.8 plot ratio)
  - Total consideration S$1,340m
  - Translates to approximately S$762 to S$783 psf ppr, inclusive of S$450m to S$500m differential premium

- **Landbank in Singapore**
  - Raised managed landbank to 5.5m sqft



Prime Orchard Shopping Belt
Chatsworth Int'l School
Subway
Subway



Proximity to popular schools
Farrer Court
151G
151A
151H
151C
151B
151F
151D
151E
Proposed Subway
Holland Village
5 mins to Orchard Rd

CapitaLand

Commercial – Premium Portfolio

- **One of the largest owner/manager in Downtown Core in Singapore**
  - Net Lettable Area of approximately 3.4m sqft worth >S$5b
- **Occupancy Rates @ 99%**
  - above islandwide average
- **To benefit from tight office space market**
  - Over 55% of leases due for renewal in 2007-2008



Starhub Centre
Bugis Village
Bugis Station
Raffles City
City Hall Station
One George Street
Raffles Place Station
HSBC Building
Hitachi Tower
Caltex House
6 Battery Road
Golden Shoe Car Park
Market Street Car Park
Robinson Point
Capital Tower
Tanjong Pagar Station

CapitaLand

Commercial – Positive Outlook



2006 Demand : 2.4 million sq ft, Grade A – 1.74 million sq ft
Annual Supply, Demand & Occupancy (1990-2010)
million (sf)
4.50
3.50
2.50
1.50
0.50
(0.50)
(1.50)
Occ %
100.0%
90.0%
80.0%
70.0%
60.0%
Past 10 year average annual supply 1.6m sf
Past 10 year average demand 1.3m sf
Forecast
Average annual new supply '07 – '10 is 0.7 m sf
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07F
08F
09F
10F
New supply (sq ft)
Island wide Occupancy rate (%)
New demand (sq ft)
Grade A Occupancy rate (%)

Source: CBRE Research

CapitaLand

Commercial - Rent Rising

As at 21 June 2007 District	Rent (S$psf/ mth)	Chng from prev mth (%)	Chng over 12 mths (%)	Chng from Aug'04 (%)	Chng from Mar'01 (%)	Chng from Jun'96 (%)
Raffles Place	11.92	5.5	96.1	180.8	60.4	46.1
Rest of Golden Shoe area including Tanjong Pagar	8.91	12.2	83.0	155.3	36.5	34.0
City Hall/Marina Centre/Bugis	11.04	2.7	81.9	151.7	43.6	40.6
Orchard/Museum areas/Scotts Rd	7.91	2.6	35.9	81.3	15.5	28.2

Source: Cushman & Wakefield (Straits Times 21June2007)

Commercial – New Developments

- **Wilkie Edge Development (Selegie Complex)**
  - — Timely completion by 2008
  - — Integrated development with office, retail, SOHO and serviced apartments
  - — Fringe of CBD

- **Market Street & Golden Shoe Car Park refurbishments**
  - Completed end 2006/beginning 2007
  - Almost full occupancy
  - Average rent up 41% and 26% over preceding rent respectively


Wilkie Edge, S'pore


Be Inspired
Be Yourself
CapitaLand
6536 1188

Orchard Turn – Landmark Development



- Residential : 175 Super Luxury units
- Retail : 660,000 sqft NLA within S'pore's shopping artery

CapitaLand

China Diversified Growth
- Four Strategic Thrusts

Residential
Building 35,000 homes
together with our partners,

Retail
Over 100 malls
Across China

Integrated Dev
Raffles City in
Gateway Cities

Serviced Residences
Target 10,000 units
by 2010



CHINA
INDIA
THAILAND
MALAYSIA
SINGAPORE

Asset Allocation 1Q 2007 – China (S$ 4.2b – 20.1%)



Serviced Residences 7.5%
Residential 44.0%
Commercial & Integrated Devt 26.1%
Retail 22.3%

Residential – Deepen & Broaden China Presence

- **Expanding in gateway cities**
  - — Secured two new sites in Beijing, three in Foshan and one in Hangzhou
  - — Acquired 20% stake in Lai Fung Hldgs
    - ➢ landbank of 1m sqm in Shanghai and Pearl River Delta
- **Extending reach into inner cities**
  - — JV with Chengdu Zhixin Industrial Co
  - — Acquired 29.75% in Henan's Central China Holdings
- **Pipeline in China**
  - — To launch 2,000 to 3,000 units in 2007
  - — 35,000 homes in 5 years with our partners


Bohai Economic Rim
Central China
Yangtze River Delta
South West China
Pearl River Delta

CapitaLand

Leading Mall Owner/Manager in Asia

Country	Details	Operational	Pipeline
Singapore	• Largest retail mall owner / manager • NLA: over 5.3m sq ft • Asset value of S$5.6b	16*	~1
China	• Listing of CRCT • Gross rentable area: Over 3.2m sqm • Total asset value of approx S$3.7b	17.5	>50.5**
Japan	• Malls in Hokkaido, Osaka & Tokyo • NLA: 1.4m sqft • Asset value of S$581m	5	NA
Malaysia	• Manage Gurney Plaza in Penang	1	NA

Will manage over 92 malls, 42.3 million sq ft

**VivoCity under management*
***Total in excess of 70 inclusive of CRCDF MOU with a few Chinese parties for the acquisition of 35 retail malls*

Retail - Singapore

- **Strong performance in 1Q 2007**
  - — Higher revenue from Clarke Quay, higher management fees in view of enlarged portfolio
- **Orchard Turn Retail**
  - — Ultimate prime shopping site in Singapore with over 660,000 sqft of net lettable space
- **CMT acquires CapitaRetail Singapore Fund assets**
  - — Lot One, Bukit Panjang Plaza & Rivervale Mall
  - — Asset base to increase by S$710m


Lot One Shoppers' Mall (Lot 1)
Bukit Panjang Plaza
Rivervale Mall

Retail China...
Geographically Diversified in Multi-Tiered Cities

Currently, 33 retail malls across China
New Memorandums of Understandings[1] signed to acquire over 35 retail malls in major provinces/cities which include Beijing, Guangdong, Sichuan, Shandong & Inner Mongolia

Potentially own/manage over 70 retail malls across China



Jinyu Mall
Anyang
Xinxiang
Zhengzhou Mall
Mianyang
Chengdu
Deyang
Yibin
Chongqing
Changsha
Yiyang
Nanhai
Zhaoqing
Zhanjiang
Maoming
Anzhen Mall
Jiulong Mall
Wangjing Mall
Xizhimen Plaza Retail Mall
Zibo
Weifang
Yangzhou
Kunshan
Qibao Mall
Xinwu Mall
Nanchang
Quanzhou
Zhangzhou
Foshan
Huiyang
Dongguan
Shenzhen
Shunde

☆ CapitaRetail China Trust (CRCT)
○ CapitaRetail China Development Fund (CRCDF)
○ CapitaRetail China Incubator Fund (CRCIF)
○ CapitaLand (CL)

[1] *CapitaLand press release dated 15 January 2007*

CRCT



Jinyu Mall
Anzhen Mall
Jiulong Mall
Wangjing Mall

- Listed first pure-play China retail REIT in Singapore
- Initial portfolio of 7 quality malls anchored by Wal-Mart, Carrefour and Beijing Hualian Group
- Total Asset Size of S$690 mil, Total Gross Rentable Area of 412,866 sqm
- IPO placement 196x subscribed
- Total Shareholder Returns over 176.1% since IPO on 8Dec06



Zhengzhou Mall
Qibao Mall
Xinwu Mall

CapitaLand

Retail – China Retail Strategy

Country	Malls	Operational	By 2007	By 2008
CRCT	7	7	-	-
CRCDF	20	5.5[1]	4.5[2]	10
CRCIF	1	-	1	-
CL	5	5	-	-
	33[3]	17.5	5.5	10.0

1. Phase 1 of Wal-Mart China HQ in Shenzhen
2. Phase 2 of Wal-Mart China HQ in Shenzhen
3. Current portfolio of 33 Retail Malls in China excluding 35 from MOU

CapitaLand

China's Foundation for Expansion

CapitaLand

~ 45% share equity	~ 30% share equity	100% share equity
CapitaRetail China Development Fund (US$600mil)	**CapitaRetail China Incubator Fund (US$425mil)**	**CapitaLand Retail Limited**
• Develops greenfield retail malls • Pipeline of 25 malls across China amounting to US$1.0 bn (S$1.6 bn) & measuring over 1.1 million sqm in GRA • Signed MOU to acquire over 35 malls with a total asset size of approx. US$1.3 bn (S$2.1 bn) & measures over 1.5 mn sqm in GRA • A further 70% of future Wal-Mart developments by SZITIC up to 2010 • Other potential pipeline from Beijing Hualian Group & Third Party Entities	• Incubates completed malls • Xizhimen Mall in Beijing acquired at approx. US$162.5 mn (S$260.0 mn) • Potential pipeline from Beijing Hualian Group and Third Parties	• Completed retail properties in PRC[1] [1] *Includes China, Hong Kong SAR and Macau SAR*

Rights of First Refusal

CapitaRetail China Trust

India

- **2 JVs with Pantaloon Retail Ltd**
- **Invested US$75m in Horizon Fund (Total Fund US$350m)**
  - — 4 potential sites identified
  - — Total 4.1m sqft GFA
- **Identified pipeline of 50 Retail Assets across 30 cities & 14 states**
  - — Estimated asset value: US$1.2b
  - — 15.3m sqft GFA



CapitaLand

China & India Retail Potential

Comparative Penetration of Organised Retail



100%
80%
60%
40%
20%
0%
97%
3%
80%
20%
70%
30%
60%
40%
45%
55%
19%
81%
15%
85%
India
China
Indonesia
Thailand
Malaysia
Taiwan
US
Organised
Traditional

Source: *"The Great Indian Retail Story"*, Ernst & Young.

Financial Services – AUM Up 68% to S$14.3b

- **Asia's largest property fund manager**
- **Total of 5 REITs, 1 Property Trust and 12 private real estate funds**
  - —Listed 3 new REITs in 2006: ART, CRCT, and QCT
  - —Completed 4 new private real estate funds:
    - ➢ CapitaRetail Dev Fund : US$600m
    - ➢ CapitaRetail Incubator Fund : US$425m
    - ➢ Malaysia Commercial Dev Fund : US$270m *(not invested)*
    - ➢ Raffles City Bahrain Fund : US$350m *(not invested)*



Financial Services – Recent Completion

- **Malaysia Commercial Development Fund**
  - — Raised US$270m, invest up to US$1b
  - — More than 3x subscribed
  - — Potential pipeline for Malaysian listed QCT
- **Raffles City Bahrain Fund**
  - — Raised US$350m to develop Raffles City Bahrain
  - — CapitaLand's 2nd Shariah-compliant fund
  - — 1st real estate equity Sukuk fund in the world
- **J-REIT Acquisition**
  - — 13% stake in BLife Investment Corp.
  - — 33.4% stake in REIT manager Morimoto Asset Management Co. Ltd. for JPY0.2 b (S$2.5m)
  - — Platform for growing financial services in Japan


Raffles City Bahrain

Listed	22 March 2006
Market Cap.	JPY38 b (approx S$478 m) @ 14 May 07
Investment Mandate	Residential (70%) & Retail (30%)
Current Portfolio	14 Properties in prime locations in Tokyo


Mont' Kiara

CapitaLand

Financial Services - New AUM Target 2007


S$ billion
25
20
15
10
5
0
3.1
6.1
8.5
14.3*
18.0
2003
2004
2005
2006
2007 (Target)
REITS
Private Funds
Target

REITS
CMT
CCT
ART
CRCT
QCT

Private Funds
Eureka Office Fund
Mezzo Capital
MCDF
CCDF
CapitaRetail Japan
ARC-Capital and Japan Residences
CRDF
CCRF
IPPFA
CRIF
RC Bahrain Fund

**AUM includes ART which is managed by CapitaLand's subsidiary, The Ascott Group*

The Ascott Group – Growth Platform in ART



THE ASCOTT GROUP
A Member of CapitaLand
Assets under management S$5.2bn*
100%
Ascott Residence Trust Management Limited
Mgt fees
Mgt services
28%
ASCOTT
Pan Asian portfolio S$1.2bn#
Pan Asian portfolio S$0.9bn# (includes S$0.7bn of recent investments in Asia)
European portfolio S$0.8bn#

Portfolio values as at 31 March 2007

* Includes owned assets

The Ascott Group Ltd

- Doubled operating profits to S$3.8m in 1Q'07
- Increased fee-based income
- Invested S$80m in Shanghai, Xi'an and Tokyo to add 504 units
- Realised portfolio gains on Somerset Chancellor Court in Ho Chi Minh City to ART in 1Q'07

Ascott Residence Trust

- DPU of S$8m in 1Q'07, 10% above forecast
- Successfully placed out 105.3m new units, raising S$199m
- Moody's assigned Baa2 rating
- Expanded portfolio to 18 properties with 2,904 units in 7 Pan-Asian countries

THE ASCOTT GROUP
A Member of CapitaLand

The Ascott Group – Rapid Expansion

- **Entry into fast-growing Eastern Europe (Moscow & St. Petersburg)**
  - 50/50 partnership with Amtel Properties
  - US$100m fund to acquire and develop international-class serviced residences
  - Secured 1st contract to manage Amtel's 150-unit Somerset Strogino, Moscow


Somerset Strogino

New Markets - Residential

- **Vietnam – Ho Chi Minh City**
  - — Launched 1st development in 2Q2007
    - Phase 1 of 750 units development fully sold
  - — Secured 2nd residential project
    - 600 apartment units

- **Thailand – Bangkok**
  - — Sold 1,036 units, sales value of Baht 7.49b (S$305.5m)
  - — Launched The Emporio Place (361 units) and Villa Ratchatewi (603 units)

- **India – Mumbai**
  - — JV with Runwal Group
    - 500 apartment units
  - — Launched in 1Q2007


Ho Chi Minh City

CapitaLand

New Markets – Raffles City Developments

- **3 new RAFFLES CITY to add to Raffles City Singapore & Raffles City Shanghai:**
  - Raffles City BEIJING
  - Raffles City CHENGDU
  - Raffles City BAHRAIN
- **Target 10 RAFFLES CITY Developments**


Raffles City Beijing


Raffles City Bahrain

CapitaLand

New Markets
- Leveraging on oil rich resources countries

Moscow, Kazakhstan & Ukraine

- **First Logistic Investment**
  - MOU signed with Eurasia Logistics Ltd
  - To build 16 Class A Logistics properties in Russia, Kazakhstan and Ukraine
  - Total investment of about US$3b
  - Propose to acquire an initial 10% stake

- **Logistics properties sites**

Managed space of 4.9m sqm in Russia, Kazakhstan and Ukraine by the end of 2010



Moscow
Kazan
Almaty

CapitaLand

New Markets
- Leveraging on oil rich resources countries

- **JV with Mubadala Development Company**
  - Prime 140 hectares integrated development on mainland Abu Dhabi
  - To be completed in phases from 2009 to 2011
  - 1st phase of residential offering by 4Q2007: over 900 units


Zayed Sports City masterplan

New Business – Macao Studio City

- 20% effective stake with development role
- Total share of investment, S$764m
- IRR 15.2%


Galaxy Mega Resort
Venetian Macao
City of Dreams
Hengqin Island
Galaxy Mega Resort
Venetian Resort
Four Seasons
Holiday Inn
City of Dreams
Shangri-La
Sheraton
Hilton/ Conrad
Fairmount Raffles
Ecological Reserve
Immigration
Golf Course

Macao Studio City

- Directly opposite Lotus Bridge-Zhuhai crossing immigration point, the future main access point in Macau
- Opposite future Hengqin Island Development
- Adjacent to new 18 hole Championship Oriental Golf Course (opening in 2007)

CapitaLand

Macao Studio City

Site Area: 1.41 mil sf **PDE** : S$3.80 billion

Indicative GFA (mil sf)	Phase 1 (approved)	Phase 2 (pending)	Total	
Hotel Apartments (>540 units)	0.2	0.2	6%	0.4
Hotels (2910 rooms, 1 5-Star + 2 4-star)	1.8	1.8	55%	3.6
Casino (> 400 tables)	0.2	0.3	7%	0.5
Retail complex	0.8	0.5	20%	1.3
Entertainment	0.3	0.06	5%	0.3
Conference/Exhibition Hall	0.4	0.06	7%	0.5
Total	**3.7**	**2.9**	**100%**	**6.6**

Completion Timeline

2009 : Phase 1
2012 : Phase 2



Building People

- **CapitaLand Institute of Management and Business**
  - Invest in management bench strength
- **Learning & development institute**
  - Imbue CapitaLand's core values in employees
  - Equip employees with the knowledge, skills & attitudes needed to excel in a dynamic environment



CLIMB
Building People

Networking

Leadership Development

Learning & Development Programs
(General executive management programs)

Reinforcing CapitaLand's Core Values

Corporate Social Responsibilities – Green Initiatives

- Achievements to date : 3 ASEAN Energy Awards,11 BCA Green Mark, 1 HK-BEAM Awards
- Top management commitment with a Steering Committee comprised of CEOs
- Green Committee to spearhead initiatives
- On route to attaining ISO14000 certification Group-Wide (for environmental management systems)
- Implemented "Green Buildings Guidelines" group-wide
- Working with government agencies and educational institutions in the areas of new environmental standards and R&D



Summary – Solid foundation for Growth


CapitaLand
Strong Financial Capacity
& Capital Efficient Model
Financial Services
REITS & Private Fund Management
Strong Domain & Market Knowledge
Complete Real Estate Value Chain
Asia's Rapid Growth
Driving Incomes & Real Estate Demand
REAL ESTATE
SECTORS
Residential
Commercial
Retail
Integrated
Svc Residences
REAL ESTATE
VALUE CHAIN
Investor
+
Developer
+
Operator
+
Manager
+
Financial
Advisor

Supplementary Slides



CapitaLand

CapitaLand

Basic Principles

Focus	Balance	Scale
Real Estate (RE) Value Chain:	Multi-Local	Management Centres in Key Countries
RE Development	Multi-Sector Businesses	Significant Expansion through Platforms
RE Investment	Diversified Income Streams	Strategic Partnerships
RE Financial Products/Solutions	Trading vs Investment Assets	Acquisitions


CapitaLand
Real Estate
Hospitality
Financial Svcs
Residential
Retail
Commercial
ILEC
Serviced Residences
Financial
100%
CapitaLand Residential
54.2%
AUSTRALAND
100%
CapitaLand Retail
31.1%
CapitaMall Trust
20.0%
20.0%
CapitaRetail China Trust
100%
CapitaLand Commercial
31.1%
CapitaCommercial Trust
30.0%
QuillCapita Trust
100%
CapitaLand ILEC *
66.8%
THE ASCOTT GROUP
18.8%
27.7%
ASCOTT RESIDENCE TRUST
100%
CapitaLand Financial
REIT & Fund Management

CapitaLand Group comprises 8 listed Companies with total Market Capitalisation of more than S$34.4 billion**

Ⓛ *Other Listed Entities*   * *Integrated, Leisure, Entertainment & Convention*   ** *as at 18 June 2007, net of common holdings*

Growing Importance of Asia


Proportion of World GDP (at PPP)
2005
2020
Asia's proportion of world GDP
-- 2005: 35%
-- 2020: 43%
25
20
15
10
5
0
21.0
19.1
20.8
19.0
13.7
19.4
9.1
10.5
8.1
4.1
7.7
7.6
6.7
4.5
6.2
8.8
4.1
4.5
2.6
2.5
EU
US
China
Rest of Asia
Others
Latin America
Japan
India
Middle East & North Africa
Russia

Source: EIU & CapitaLand Research

Plugging Into Growth Trends


Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Strong LT Growth Trends

Window to Asian Growth


CapitaLand
Capital Efficient Model + Shareholder Value Focus
Residential
Retail
Office
Integrated Developments
Economic Activity
Rising Incomes
Urbanisation
Consumerism
Leisure & Entertainment
Asia Rising: Strong LT Growth Trends

Real Estate Risk Manager & Trusted Intermediary



CapitaLand
Real Estate Risk
Domain Knowledge; Matchmaking; Distribution
$ CAPITAL

Global Investors' Trusted Window to Asia – Return Arbitrage

Business Model - Sustainable Competitive Advantage


(1) Origination
(2) Structuring
(3) Underwriting
(4) Distribution
Real Estate Risk Assets
Jellicoe
Waterina
Funan
Raffles City
Capital Tower
George Street
Vehicles/ Structures
CRL
Aragorn
CMT / CRS
CMT/CCT
CCT
Funds/SPVs
CapitaLand
Creating Value & Extracting Value
Capital
Risk & Return
Customers
Buyers & Investors
Residential Properties etc.
Debt
CMBS
Mezz/Sub-Debt
REIT Units
Equity
DIRECT Assets
FINANCIAL R.E. Risk Assets

The Value Chain & Value Creation



Land Purch.
Approvals
Construction
Leasing
Operating
Investment
Market Risk
Liquidity Risk
Completion Risk
Market Risk
Liquidity Risk
Market Risk
Liquidity
Market
Liquidity
Market
Liquidity
Market
HIGHER VALUE ADDED
LOWER VALUE ADDED
REAL ESTATE ASSET VALUE

Why we like the Residential Business



Land Purch.
Approvals
Construction
Sale
Market
Liquid
Com
F
D
Approval
REAL ESTATE ASSET VALUE
Liquidity
Completion
Liquidity
Recycle Capital
CASH

Capture portion of greatest

VALUE CREATION,

then:

RECYCLE CAPITAL

Replicating Value Capture for Other Sectors



Land Purch.
Approvals
Construction
Sale
Symbiotic Exits
Market
Approval
REAL ESTATE ASSET VALUE
Liquidity
Completion
Liquidity
CASH
Recycle Capital
"Liquid Real Estate"
CMT
CCT
CRCT
Other REITS

Capital Management - Structural Clarity


CAPITALAND
REITS
Residential Development
Development, Warehousing, Incubation, Underwriting. (Value Creation) For Retail, Office, Integrated Devts.
CMT
CCT
CRCT
TAG
APG
Private Funds
TAG
CMT
CCT
CRCT
ART
QCT
1
2
3
4
5
6
7
8
9
10
11
12


18 June 2007
CapitaLand
S$22,925m
(Market Cap)
31%
CMT
6,594
20%
CRCT
1,389
19%
30%
CCT
4,260
QCT
174
30%
54%
APG
2,566
67%
TAG
2,919
19%
ART
989
27%
Total = S$41.8 bn
Net common holdings = $34.4 bn

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-Jul-2007 07:47:59
Announcement No.	00005

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Proposed Acquisitions, Proposed Placement, Proposed Increase in Fund Size, Proposed Amendment to the Deed of QCT
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, had on 5 July 2007 issued an announcement on the above matter, as attached for information
Attachments:	CCT.QCT.Annc.5July07.pdf Total size = **123K** (2048K size limit recommended)

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (As manager of CCT)
Date & Time of Broadcast	05-Jul-2007 19:23:18
Announcement No.	00157

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement By Quill Capita Trust - Proposed Acquisitions, Proposed Placement, Proposed Increase in Fund Size, Proposed Amendment to the Deed of QCT
Description	The announcement issued by Hwang-DBS Investment Bank Berhad and Aseambankers Malaysia Berhad on behalf of Quill Capita Management Sdn Bhd as manager of QCT, to Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial shareholder of QCT.
Attachments:	QCT_announcement_040707.pdf Total size = **31K** (2048K size limit recommended)

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Form Version 2.0

General Announcement

Submitted by OT_HWANG DBS SECURITIES on 04/07/2007 05:42:36 PM
Reference No OD-070704-64471

Submitting Merchant Bank (if applicable)	:	**HWANGDBS INVESTMENT BANK BERHAD (formerly known as Hwang-DBS Investment Bank Berhad) (formerly known as Hwang-DBS Securities Berhad)**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**QUILL CAPITA TRUST**
* Stock name	:	**QCAPITA**
* Stock code	:	**5123**
* Contact person	:	**YEO TECK HOOI / SHELLEY WONG**
* Designation	:	**SENIOR VICE PRESIDENT/ VICE PRESIDENT**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

QUILL CAPITA TRUST ("QCT")
- Proposed Acquisitions
- Proposed Placement
- Proposed Increase in Fund Size
- Proposed Amendment to the Deed of QCT

* **Contents :-**

We refer to the announcements dated 8 June 2007, 12 June 2007 and 2 July 2007.

On behalf of the Board of Directors of Quill Capita Management Sdn Bhd, the manager of QCT, HWANGDBS Investment Bank Berhad *(formerly known as Hwang-DBS Investment Bank Berhad) (formerly known as Hwang-DBS Securities Berhad)* and Aseambankers Malaysia Berhad wish to announce that the application in respect of the listing of and quotation for up to 251,440,000 new units in QCT to be issued pursuant to the proposed placement has been submitted to Bursa Malaysia Securities Berhad today.

This announcement is dated 4 July 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF AUGITE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Augite Pte. Ltd. ("Augite") has increased its issued and paid-up share capital from S$1 comprising one ordinary share to S$2 ("the Share Increase") by an allotment and issue of one new ordinary share for a cash consideration of S$1 to Wachovia Development Corporation, a party unrelated to CapitaLand. The existing shareholder of Augite, CRL Realty Pte Ltd did not subscribe for any additional shares.

Following the Share Increase, Augite has ceased to be an indirect wholly-owned subsidiary of CapitaLand and is now an indirect associated company of CapitaLand.

The Share Increase is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
6 July 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	09-Jul-2007 20:34:18
Announcement No.	00180

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaMall Trust Management Limited - "Entry into Project Management Agreements"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.IPTAnnouncement.9July07.pdf Total size = **24K** (2048K size limit recommended)

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CapitaMall Trust

ANNOUNCEMENT

ENTRY INTO PROJECT MANAGEMENT AGREEMENTS

1. INTRODUCTION

1.1 The Transactions

CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that:

(i) HSBC Institutional Trust Services (Singapore) Limited, as trustee of CMT, has entered into four project management agreements (the "**Project Management Agreements**") with CapitaLand Retail Project Management Pte Ltd ("**CRPM**") for the appointment of CRPM as project manager for seven malls in CMT's portfolio, namely Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM, Jurong Entertainment Centre, Hougang Plaza and Sembawang Shopping Centre (the "**Seven Malls**"). Under the Project Management Agreements, CRPM is appointed on a retainer basis until 31 October 2009;

(ii) HSBC Institutional Trust Services (Singapore) Limited, as trustee of CapitaRetail Lot One Trust, has entered into a project management agreement (the "**Lot One Project Management Agreement**") with CRPM for the appointment of CRPM as project manager for project management and consultancy services for certain asset enhancement initiatives ("**AEI**") at Lot One Shoppers' Mall ("**Lot One**"); and

(iii) HSBC Institutional Trust Services (Singapore) Limited, as trustee-manager of RCS Trust, has entered into a project management agreement (the "**RCS Project Management Agreement**") with CapitaLand Commercial Project Management Pte Ltd ("**CCPM**") and CRPM for the appointment of CCPM and CRPM as joint project managers for project management and consultancy services for AEI at Raffles City,

(collectively, the "**Transactions**").

Under the Project Management Agreements, CRPM would be paid S$852,000 for the exploratory and feasibility works provided by CRPM in connection with the Seven Malls. The fee for the Project Management Agreements is based on estimated time spent by the staff assigned to the mall on exploratory and feasibility works.

CMT owns 100% of Class E Bonds in CapitaRetail Singapore Limited ("**CRS**") and as a result effectively owns 100% of the beneficial interest in the asset portfolio of CRS which includes Lot One. Under the Lot One Project Management Agreement, CRPM would be paid S$1,172,155 for the services provided by CRPM as the project manager for the AEI at Lot One. The fee for the Lot One Project Management Agreement has been reviewed by Northcroft Lim Consultants Pte Ltd, an independent professional quantity surveyor, and is found to be within reasonable market range.

CMT holds a 40% interest in Raffles City through the RCS Trust. Under the RCS Project Management Agreement, CMT's share of the total project management fee is a maximum fee of S$624,000, being 40% of the total project management fee of a maximum fee of S$1,560,000, paid to CCPM and CRPM for the services provided by them as joint project managers for the AEI at Raffles City. The fee for the RCS Project Management Agreement has been reviewed by Davis Langdon & Seah Pte Ltd, an independent professional quantity surveyor, and found to be within reasonable market range.

1.2 Disclosure Requirements Under the Listing Manual and the Property Funds Guidelines

At the date of this Announcement, CapitaLand Limited ("**CapitaLand**") holds an aggregate indirect interest in 487,176,652 units in CMT ("**Units**"), comprising approximately 31.2% of the total number of Units in issue, and is therefore regarded as a "controlling unitholder" of CMT under the Listing Manual (the "**Listing Manual**") of Singapore Exchange Securities Trading Limited (the "**SGX-ST**").

As CRPM and CCPM are indirect wholly-owned subsidiaries of CapitaLand, CRPM and CCPM are therefore associates of a controlling unitholder of CMT. Therefore, for the purposes of Chapter 9 of the Listing Manual, CRPM and CCPM are "interested persons" of CMT.

The Manager is making this announcement because the Transactions would constitute an interested person transaction under Chapter 9 of the Listing Manual, as the current value of all interested person transactions which CMT has entered into with CapitaLand and its associates in the current financial year is S$136,240,000, being more than 3.0% of the latest audited net tangible assets of CapitaMall Trust and its investees.

The current total of all interested person transactions for the current financial year is S$138,213,000.

2. NATURE OF TRANSACTIONS

CRPM has been appointed as project manager on a retainer service for exploratory and feasibility works at the Seven Malls and to provide project management services for the AEI at Lot One under the Project Management Agreements and the Lot One Project Management Agreement respectively.

CRPM and CCPM have been appointed as joint project managers to provide project management services for the AEI at Raffles City under the RCS Project Management Agreement.

3. CERTAIN PRINCIPAL TERMS OF THE AGREEMENT

The payment of the fees under the Project Management Agreements shall be on a monthly basis with contracts ending 31 October 2009. The payments of fees under the Lot One Project Management Agreement and the RCS Project Management Agreement shall be paid at the completion of each stage of the respective project.

4. RATIONALE AND BENEFIT OF THE TRANSACTIONS TO CMT

The rationale and benefits for the engagement of CRPM under the Project Management Agreements and the Lot One Project Management Agreement and CRPM together with CCPM under the RCS Project Management Agreement are as follows:

4.1 Familiarity and Efficiency

CRPM has been involved in the various asset enhancement, and addition and alterations works at a number of CMT properties since the date such properties were acquired by CMT. Similarly, CCPM has been involved in the various asset enhancement, and addition and alterations works at Raffles City.

CRPM's familiarity with the properties and CCPM's familiarity with Raffles City offers CMT the advantage of efficiency in executing the works.

4.2 Expertise

In addition to providing the services of a project manager, CRPM and CCPM each possess strong design management teams that have been involved in numerous major retail and office projects both in Singapore and overseas. CMT would benefit from their expertise as they are able to provide value-added advice on designs and plans of asset enhancement.

5. STATEMENT FROM THE AUDIT COMMITTEE

Having considered the terms and conditions of the Agreement, as well as the rationale for the entry into the Transactions, the audit committee of the Manager (which comprises mainly independent directors of the Manager) is of the view that the Transactions are on normal commercial terms and would not be prejudicial to the interests of CMT and its minority unitholders.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
9 July 2007

CapitaLand

News Release

10 July 2007
For Immediate Release

CapitaLand Signs Co-operative Agreement with Vanke

Potential pipeline of retail assets further strengthens our retail footprint in China

Singapore, 10 July 2007 - CapitaLand Limited ("CapitaLand"), through its wholly owned subsidiary CapitaLand Retail Limited ("CapitaLand Retail"), and China Vanke Co., Ltd ("Vanke"), the largest residential developer in China, have signed a Co-operative Agreement, which will increase the potential pipeline of retail mall assets, further strengthening CapitaLand's retail footprint in China.

Under the Co-operative Agreement, CapitaLand will formulate the retail asset plan of all identified retail components, mutually agreed between CapitaLand Retail and Vanke, which are currently being developed or are to be developed within Vanke's residential townships. These retail assets will be jointly developed with Vanke and will be acquired at the appropriate time. The Co-operative Agreement will also see CapitaLand Retail and Vanke employ the same partnership arrangement for potential greenfield residential township projects, which Vanke intends to participate in China, going forward. The joint venture between CapitaLand and Vanke is expected to raise the standards of residential township projects to be on par with international township developments, where residential and retail components are well laid-out and seamlessly connected to provide residents with an ambience to shop, be entertained, and enjoy F & B and retail experience within easy reach.

Mr Yu Liang, Group Chief Executive Officer of China Vanke Co., Ltd, said: "We are most delighted to seal this partnership with CapitaLand. Our strategic business intent is very much aligned with CapitaLand's, one of the largest retail property companies in Asia, which has established a strong track record in developing, acquiring and managing quality retail malls in over 28 cities across China. The joint venture brings together an excellent combination of synergistic skillsets which will facilitate our capital recycling strategy to fuel our aggressive expansion plans. With a professionally well-managed retail mall located within our residential township, the value of the residential units will also be further enhanced."

Mr Liew Mun Leong, President and CEO of CapitaLand Limited, said: "Vanke has an impressive and highly successful record of building quality homes in high growth cities targeted at the rising middle income segment. CapitaLand has over 13 years of real estate development and management experience in China and is now a brand name synonymous with delivering international quality real estate developments in the country. The partnership with Vanke is not only mutually beneficial but also a strong endorsement from China's largest developer, of our retail property development and management skillsets, and on-ground delivery capabilities in China. In addition, by having our retail property presence in these townships, the residents in Vanke's properties will enjoy even higher quality of living and there will be greater appeal for such developments among the local population. "

About China Vanke Co., Ltd.

Established in May 1984, China Vanke Co., Ltd. ("Vanke" or the "Company") is currently the largest residential property developer in the People's Republic of China ("PRC"). In 2006, Vanke realised sales revenue of RMB21.23 billion, booked revenue of RMB17.67 billion, net profit of RMB2.15 billion and tax payment of RMB2.42 billion. As the end of 2006, the total assets and net assets of the Company were RMB48.51 billion and RMB14.88 billion respectively.

First engaged in the residential property industry in 1988, Vanke set the development of mass market residential property development as its core business in 1993. In 2006, its operations spanned across more than 20 cities in three major economic circles, namely the Pearl River Delta, Yangtze River Delta and Bohai-Rim region. Up to the present, Vanke has built homes for over 90,000 families in the PRC and become the first nationally renowned trademark in the PRC property industry,

The second company listed on the *Shenzhen* Stock Exchange in 1991, Vanke had the largest market capitalisation of RMB67.23 billion at the end of 2006 on the *Shenzhen* Stock Exchange. Since the Company's listing, the compound annual growth rate of its revenue from core operations was 28.3% and that of its net profit was 34.1%. Vanke also enjoyed the longest period of sustained profit growth after listing in the PRC. Named twice as one of the "International Best Small Companies" by Forbes, the Company received the awards of "Best Corporate Governance" and "Best Investor Relations" from internationally renowned media such as Investor Relations Magazine, and Asiamoney. Thanks to its excellent corporate governance and high ethics codes, the Company was selected as one of "China's Most Respected Enterprises" for five consecutive years and received the award of "China's Best Corporate Citizen" for three consecutive years

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

Issued by CapitaLand Limited
(Company Registration No. *198900036N*)

Media Contact
Tong Ka-Pin
Communications
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 6823 3210
Email : harold.woo@capitaland.com.sg

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF THE ENTIRE STAKE IN QUILL REALTY SDN BHD AND PREMA BONANZA SDN BHD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand (M) Investments Pte Ltd ("CMIPL"), has today completed the sales (the "Sales") of its entire 40% stake (comprising 40,000 ordinary shares at par value of RM1) in Quill Realty Sdn. Bhd. ("QRSB") and its entire 39% stake (comprising 39 ordinary shares at par value of RM1) in Prema Bonanza Sdn Bhd ("PBSB") to MCDF Investment Pte Ltd ("MCDFI"), a wholly-owned subsidiary of Malaysia Commercial Development Fund Pte. Ltd. ("MCDF").

MCDF, a company incorporated in Singapore, is a closed-end private investment company constituted on 28 March 2007 to invest in real estate development projects in Malaysia with focus on Kuala Lumpur and the Klang Valley. CapitaLand has an effective interest of approximately 30% in MCDF with the balance 70% held by various institutional investors.

QRSB is a company incorporated in Malaysia and owns a parcel of land known as Lot J, Kuala Lumpur Sentral ("Lot J"). QRSB intends to develop a 29-storey office building with a 6-storey podium on Lot J. PBSB, another company incorporated in Malaysia, is the owner of a parcel of land known as Lot D, Kuala Lumpur Sentral ("Lot D"). PBSB intends to develop Lot D into two residential/serviced apartment blocks with ancillary retail amenities. Lot D had been identified earlier as a possible candidate for injection into MCDF in CapitaLand's news release on 28 December 2006.

MCDFI has paid a purchase consideration of RM94,362 (approximately S$41,822) and RM15,555 (approximately S$6,894) (collectively the "Consideration") for CMIPL's stakes in QRSB and PBSB respectively. The Consideration includes the par value of the shares and the holding and transaction costs. The Consideration was arrived at on a willing-buyer willing-seller basis, and was satisfied fully in cash. Based on the management accounts of QRSB and PBSB as at 31 May 2007, the net tangible liability value of QRSB was RM420,000 (approximately S$186,000) and the net tangible asset value of PBSB was RM100 (approximately S$44).

In addition to the Consideration, MCDFI has also paid a sum of RM1 million (approximately S$443,000) and RM2.7 million (approximately S$1.2 million) to QRSB and PBSB respectively as shareholder advance to repay the shareholder advance owing by QRSB and PBSB respectively to CMIPL.

Following the Sales, CapitaLand's interests in QRSB and PBSB have, by virtue of its holding of approximately 30% effective interest in MCDF, been reduced to approximately 12% and 11.7% respectively. QRSB and PBSB have ceased to be indirect associated companies of CapitaLand.

The Sales are not expected to have any material impact on the net tangible assets per share and the earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
10 July 2007

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, BEIJING CAPITALAND PROPERTY MANAGEMENT CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	Beijing CapitaLand Property Management Co., Ltd.
Principal Activity	:	Property Management and Consulting
Registered Capital	:	RMB500,000

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
11 July 2007

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT SUBSIDIARY, CAPITALAND – SADECO COMPANY LIMITED

Further to the announcement made on 8 December 2006, CapitaLand Limited ("CapitaLand") wishes to announce that it has obtained a foreign investment licence from the Ministry of Planning and Investment of Vietnam for the establishment of the following joint venture company in Vietnam:

Name	: CapitaLand – Sadeco Company Limited ("CapitaLand – Sadeco")
Principal Activity	: Property Development
Registered Capital	: US$20,040,000

CapitaLand (Vietnam) Holdings Pte. Ltd., an indirect wholly-owned subsidiary of CapitaLand, will hold 70% of the registered capital of CapitaLand – Sadeco, whilst Southern Saigon Development JSC, a party unrelated to CapitaLand Group, will hold the remaining 30%.

Following the above establishment, CapitaLand – Sadeco has become an indirect subsidiary of CapitaLand.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
12 July 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Jul-2007 13:05:25
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Divestment of Somerset Bayswater in London"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	Ascott.News.Release.13July07.pdf Ascott.Divestment.of.Somerset.Bayswater.in.London.13July07.pdf Total size = **219K** (2048K size limit recommended)

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4. **Financial Effects**

Assuming there is no material change in the total number of issued ordinary shares in the share capital of the Company from 31 March 2007, the estimated net gain from the Proposed Divestment will increase the net tangible assets per share and the earnings per share by 1.1 cents for the current financial year.

5. **Interests of Directors and Controlling Shareholders**

None of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the transaction.

By Order of the Board

Hazel Chew
Company Secretary
13 July 2007

[Note: an exchange rate of £1 = S$3.07 is used for this Announcement]

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT DIVESTS SOMERSET BAYSWATER IN LONDON FOR £56.1 MILLION (S$172.2 MILLION)

Divestment gain to be used to seek higher-yield assets in Europe

Singapore, 13 July 2007 – The Ascott Group (Ascott) is divesting its effective 50% stake in Somerset Bayswater, a serviced residence in London, for £56.1 million (S$172.2 million) to The Residential Land Group in the United Kingdom. Ascott will realise a net gain of £5.8 million (S$17.8 million) from the divestment after taking into account transaction costs.

The 194-unit Somerset Bayswater is located at 42 Princes Square, London W2 4AD, United Kingdom. The property will be sold on legal completion of the transaction which is expected to take place by September 2007. Upon completion of the divestment, Ascott will also cease to manage the property. Somerset Bayswater is the last property which is jointly-owned and managed by Ascott under its joint venture with Crown Dilmun.

Mr Gerald Lee, Ascott's Chief Executive Officer for Europe said: "This divestment is in line with Ascott's 'asset light, asset right' strategy and it enables us to further unlock shareholder value. The divestment gain will enable Ascott to invest in higher-yield assets and high growth markets in Europe. We recently acquired a property in Munich which is scheduled to open in 2009, and are currently seeking other suitable properties in key European cities as part of our expansion in Europe. Going forward, our European operations will remain an important contributor to the Group."

Of Ascott's over 14,000 operating units globally, 5,000 of these are in 17 cities in Europe. In London, the Group currently operates five properties including Ascott London Mayfair, Citadines London Barbican, Citadines London Holborn-Covent Garden, Citadines London South Kensington and Citadines London Trafalgar Square.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 19,500 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. This includes over 5,500 units which are under development.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 49 cities in 21 countries, eight of which are new cities where Ascott's serviced residences are being developed. Ascott's properties can be found in cities including London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul,

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GERMANY
INDIA
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

Shanghai, Beijing and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include TravelWeekly Asia Industry Awards 2007 'Best Serviced Residence (Group)', China 2007 'Top 100 Serviced Apartments Award', Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Jul-2007 18:44:26
Announcement No.	00155

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust Management Limited - "Increase in issued and paid-up share capital/registered capital of wholly-owned subsidiaries"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCT.Annc.13July07.pdf Total size = **190K** (2048K size limit recommended)

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CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL/REGISTERED CAPITAL OF WHOLLY-OWNED SUBSIDIARIES

CapitaRetail China Trust Management Limited ("**CRCTML**"), as manager of CapitaRetail China Trust ("**CRCT**"), wishes to announce that CRCT's wholly-owned subsidiaries, namely CapitaRetail China Investments (B) Alpha Pte. Ltd. and CapitaRetail Dragon Mall (Shanghai) Co., Ltd have increased their issued and paid-up share capital/registered capital as follows:-

(i) CapitaRetail China Investments (B) Alpha Pte. Ltd. (a wholly-owned subsidiary of CRCT, the shares of which are held by HSBC Institutional Trust Services (Singapore) Limited, as trustee of CRCT ("Trustee"))

Increase of issued and paid-up share capital from US$90,319,800 (comprising 1 common share and 90,319,799 redeemable preference shares) to US$95,069,800 (comprising 1 common share and 95,069,799 redeemable preference shares) by an allotment and issue of an additional 4,750,000 redeemable preference shares to the Trustee for a cash consideration of US$4,750,000.

(ii) CapitaRetail Dragon Mall (Shanghai) Co., Ltd (a wholly-owned subsidiary of CapitaRetail China Investments (B) Alpha Pte. Ltd., which owns the Qibao Mall in Shanghai).

Increase of registered capital from US$11,800,000 to US$16,550,000 to CapitaRetail China Investments (B) Alpha Pte. Ltd for a cash consideration of US$4,750,000.

The purpose of the increase of the issued and paid-up share capital/registered capital is to fund the asset enhancement works in Qibao Mall.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of CRCT for the financial year ending 31 December 2007.

None of the directors of CRCTML or the controlling unitholders of CRCT has any interest, direct or indirect, in the above transaction.

By Order of the Board
CapitaRetail China Trust Management Limited
(Company registration no. 200611176D)
As manager of CapitaRetail China Trust

Kannan Malini
Company Secretary
13 July 2007

Important Notice

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in the Units will be subject to investment risks, including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders of the Units may only deal in their Units through trading on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Jul-2007 19:30:38
Announcement No.	00170

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust Management Limited - "Completion of transfer of title of Jiulong Mall to CapitaRetail China Trust ("CRCT")"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCT.JiulongMall.13July07.pdf Total size = **36K** (2048K size limit recommended)

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CapitaRetail
China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

ANNOUNCEMENT

COMPLETION OF TRANSFER OF TITLE OF JIULONG MALL TO CAPITARETAIL CHINA TRUST ("CRCT")

Further to the disclosure in the CRCT prospectus dated 29 November 2006 (the "**Prospectus**") in relation to Jiulong Mall, CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("**CRCT**", and the manager of CRCT, the "**Manager**"), wishes to announce that the strata titles to the basement, first, second and third levels of Jiulong Mall have been transferred to CapitaRetail Beijing Jiulong Real Estate Co., Ltd. ("**CapitaRetail Jiulong**"), the special purpose company established to hold Jiulong Mall and which is indirectly wholly-owned by CRCT.

As mentioned in the Prospectus, the strata titles to the second and third levels of Jiulong Mall were previously held by Beijing Jia Li Real Estate Development Co. Ltd. ("**Beijing Jia Li**"), the vendor of the mall. However, at the time of the initial public offering of CRCT ("**IPO**"), the strata titles could not be transferred to CapitaRetail Jiulong as Beijing Jia Li was party to certain legal proceedings under which the second and third levels of Jiulong Mall were subject to a court injunction under China laws. Further, as disclosed in the prospectus, although the relevant documents for the transfer of the strata titles to the basement and first level of Jiulong Mall had been submitted to the China real estate administrative authorities, the transfer of the strata titles to the basement and first level of Jiulong Mall to CapitaRetail Jiulong could not be effected at the time of the IPO. Accordingly, at the time of the listing of CRCT on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") on 8 December 2006, CRCT had only contractual rights to the rental income in respect of Jiulong Mall.

Pursuant to the transfer of the strata titles to the basement, first, second and third levels of Jiulong Mall to CapitaRetail Jiulong, CRCT, through CapitaRetail Jiulong, is now the owner of the whole of Jiulong Mall.

Accordingly, with the transfer of the strata titles in respect of the basement, first, second and third levels of Jiulong Mall to CapitaRetail Jiulong, CRCI Alpha Barbados is no longer able to exercise the put option to require CapitaLand Retail Limited ("**CRTL**") to purchase the entire equity interest in CapitaRetail Jiulong pursuant to the put option agreement between CRTL and CRCI Alpha Barbados dated 8 November 2006 (the "**Jiulong Put Option Agreement**"). As mentioned in the Prospectus, the Jiulong Put Option Agreement allows CRCI Alpha Barbados the right to require CRTL to purchase the entire equity interest in CapitaRetail Jiulong, if the strata titles in respect of the basement, first, second and third levels of Jiulong Mall are not transferred to CapitaRetail Jiulong on the expiry of 12 months from the listing of CRCT on the SGX-ST on 8 December 2006.

BY ORDER OF THE BOARD
CapitaRetail China Trust Management Limited
(Company Registration Number 200611176D)

As manager of CapitaRetail China Trust
Kannan Malini
Company Secretary
13 July 2007

Important Notice

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in the Units will be subject to investment risks, including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders of the Units may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

In relation to the initial public offering of units in CRCT ("**Units**"), the Sole Financial Adviser was J.P. Morgan (S.E.A.) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A.) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Jul-2007 07:08:19
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ascott acquires first property in the heart of Edinburgh, Scotland
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott.NewsRelease.First.Property.In.Edinburgh.16July07.pdf Total size = **197K** (2048K size limit recommended)

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For Immediate Release

NEWS RELEASE

ASCOTT ACQUIRES FIRST PROPERTY IN THE HEART OF EDINBURGH, SCOTLAND

Ascott's portfolio will cover 50 cities in 21 countries when Edinburgh property opens in 2009

Singapore, 16 July 2007 – The Ascott Group (Ascott) has signed a sale and purchase agreement with Gladedale Capital (Gladedale) which specialises in building high-quality commercial developments in the United Kingdom. Gladedale will construct and deliver to Ascott a seven-storey building in its bare shell status which Ascott will further furnish into a 107-unit serviced residence in Edinburgh. Ascott will invest a total of £24.7 million (S$76.1 million) including the purchase cost of £21.4 million (S$66 million) in the property, its first acquisition in Scotland.

The serviced residence to be named Citadines Edinburgh Quartermile is located in the heart of Edinburgh's city centre and targeted for opening in mid-2009. The property will be within a premier business, residential and retail zone known as Quartermile, a major urban development project expected to be completed by 2012.

Mr Lim Chin Beng, Ascott's Chairman said: "Ascott has been seeking suitable locations in Europe's key gateway cities to enhance its presence and increase its present European portfolio of 5,000 units to 7,500 units by 2010. Ascott currently operates 44 properties in Europe; with Citadines Edinburgh Quartermile, it will reap benefits in brand visibility. Through its agreement with Gladedale, Ascott is also the first international serviced residence owner-operator to enter Edinburgh."

Mr Liew Mun Leong, Ascott's Deputy Chairman, and President and CEO of its parent company CapitaLand Group, said: "Ascott currently operates seven properties in London; the Group is expanding beyond London into Edinburgh as it holds huge potential for Ascott. It is the second most important financial city, and has the second highest gross domestic product in the United Kingdom after London. Beyond Edinburgh and London, Ascott intends to enhance its presence in other cities in the United Kingdom as well. This is consistent with our strategy to establish a key presence in gateway cities globally."

Mr Gerald Lee, Ascott's CEO for Europe said: "Edinburgh is recognised as a key growth engine for Scotland's economy, and is also one of the top 10 international conference and convention cities in the world. The capital enjoys strong tourism arrivals of more than 10 million visitors annually. There is therefore strong demand from both the leisure and business segments for accommodation in Edinburgh. Occupancy rates hit 80% last

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.the-ascott.com

year, and there is a shortage of serviced residences in the city. Overall, with strong performance and double-digit growth in revenue per available unit from our properties in the United Kingdom, we are confident that we will see continued growth from our European operations. We also recently acquired a property in Munich and will continue to seek suitable properties in other key cities in Europe as part of our expansion there."

Jim McIntyre, Managing Director of Gladedale Capital, said: "We are delighted that an internationally-recognised operator such as Ascott is coming to Quartermile. This is a groundbreaking deal in a number of ways. The apart'hotel model is a new concept for Edinburgh and we believe it will be a popular one with visitors. In addition, the presence of an international player like Ascott will help to boost Scotland's hospitality and real estate sectors."

Citadines Edinburgh Quartermile will be within the Quartermile development, a joint venture project by Bank of Scotland and Gladedale. The project consists of 19 acres of Edinburgh's city centre which has been undergoing urban re-development into one of Europe's premier business, residential and retail zones. When completed by 2012, the Quartermile development will include over 300,000 square feet of premium office space, over 55,000 square feet of retail and leisure space, over 900 new and converted modern apartments, and seven acres of landscaped gardens and public space.

Quartermile is a flagship project designed by Foster and Partners, a leading firm of architects in the United Kingdom. The practice is strongly associated with its founder, Sir Norman Foster, and has constructed many high-profile glass and steel, high-tech buildings around the world, including Singapore's own Expo Mass Rapid Transit Station located in the east.

About Gladedale Capital

Gladedale Capital is the commercial and mix-used development arm of the Gladedale Group, the 10th largest house builder in the United Kingdom. Gladedale Group is a holding company with a range of subsidiaries specialising in the building of high-quality residential developments throughout London, Southern England, the Midlands and Scotland. Its flagship projects include an innovative £120 million regeneration project which transformed the London Royal Docks into an exciting new waterside residential, commercial and leisure haven called Royal Quay.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 19,500 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. This includes over 5,500 units which are under development.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 50 cities in 21 countries, nine of which are new cities where Ascott's serviced residences are being developed. Ascott's properties can be found in cities including London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur,

Tokyo, Seoul, Shanghai, Beijing and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include TravelWeekly Asia Industry Awards 2007 'Best Serviced Residence (Group)', China 2007 'Top 100 Serviced Apartments Award', Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Jul-2007 12:35:14
Announcement No.	00023

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Orchard Turn Retail Investment named "ION Orchard"
Description	The attached news release "ION Orchard - 'Centre of Gravity' for Singapore Retail" issued by CapitaLand Limited's associated company, Orchard Turn Developments Pte Ltd, is for information.
Attachments:	OrchardTurn.newsreleaseIONOrchard.160707.pdf Total size = **1615K** (2048K size limit recommended)

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ION Orchard – the Name

An ion is an electrically charged particle, a natural magnet, dynamic, full of energy and attraction, and has the potential to be just about anything. The name, ION Orchard, projects the personality of the retail mall, evoking a dynamic, energetic and multi-sensory experience, in line with its vision to become the 'centre of gravity' in the city's premier shopping district. The 'I' in ION also puts the emphasis on the individual and the personalised experience that this retail destination will offer.

Redefining Shopping and Lifestyle

Bearing the hallmarks of a natural magnet, ION Orchard will bring together the world's best loved brands for their flagship and concept stores. It will house the most number of brands within one development, offering eight levels of intelligently designed shopping space – four levels above ground and four levels below.

Visitors will be treated to a unique shopping experience at some 400 retail, F&B and entertainment stores, which will include six of the top luxury Superbrands building their signature flagships in duplex units fronting Orchard Road, international brands and popular high street fashion and lifestyle stores carefully selected for their strong branding and innovative retailing concepts. In addition to the extensive stable of brands, an extensive food hall will offer visitors a myriad of food choices ranging from local favorites to international cuisine.

Some of the other distinctive design features of the mall include wide shop fronts, spacious arcades and generous ceiling heights, allowing tenants to present their brands in inventive and visually captivating styles. The luxury of ample interior space will allow for various configurations, including duplex concept stores.

A Magnetic Presence in the Heart of Orchard Road

ION Orchard is strategically located at the gateway of Orchard Road, Singapore's most premium shopping strip, and has a net lettable area of over 660,000 square feet.

Built directly above the Orchard Mass Rapid Transit (MRT) station, it is easily accessible by train, bus and car. It is also connected to buildings in the vicinity via a well-linked underground pedestrian network.

Designed by leading architecture firm Benoy, who brought shoppers iconic malls such as the Bullring in Birmingham, UK, ION Orchard's signature futuristic architecture has already hauled two prestigious awards at MAPIC 2006 against stiff competition from submissions from around the world. These were for 'Best Retail Development over 20,000m²' and the 'Best Architectural Entry' at British real estate periodical Estates Gazette's EG Retail & Future Project Awards.

ION Orchard will boast a striking 117-metre frontage along Orchard Road. Media architecture will wrap around its entire façade to showcase the mall's retail brands, as well as serve as a fluid canvas for multimedia art and 'live' telecasts of events held within the complex, such as runway shows and themed events. It will also have the capability of screening 'live' global events. This unique feature will enhance ION Orchard's magnetic presence.

ION Orchard will also feature the largest sheltered public square – **ION²** – on Orchard Road. At 33,000 square feet, this outdoor space will be an ideal venue for large scale national events or gatherings of all sizes, and a natural meeting point. Some 200,000 pedestrians are within its immediate vicinity every day of the year.

A truly unique retail experience for Singaporeans and visitors

A double-storey observation deck located on the 55th and 56th floors will offer a commanding panoramic view of the city from the highest point in the area. Named **ION Sky**, the observation deck will be an ideal venue for international runway shows, product launches, celebrity and themed parties.

A Celebration of the Arts and Culture

More than just a mall, ION Orchard celebrates the arts and culture. **ION Art**, a 5,300 square foot space on level four, is dedicated to the exhibition of exclusive arts and cultural events. There are plans to work with local and international arts communities to showcase performance, visual, multi-disciplinary, sound and literary arts. There will also be fashion-inspired art shows and exhibitions by world renowned brands.

The management is currently in discussion with a number of organisations including the National Arts Council, DesignSingapore Council and Singapore Tourism Board on collaborative efforts to bring arts and cultural events to shoppers through the mall.

As developers of the last prime site in Orchard Road, the joint partners want to make this a truly unique retail experience for Singaporeans and international visitors. ION Orchard will be world class in every feature and facet and home to the most ground-breaking retail concepts of the world's best loved brands.

About the Orchard Turn development

The Orchard Turn development is a prime retail-cum-super-luxury-residential landmark project located at the gateway of Orchard Road in Singapore. Jointly owned and managed by CapitaLand Limited and Sun Hung Kai Properties Limited, the iconic development is strategically situated above the Orchard Mass Rapid Transit (MRT) station and will enjoy underground connectivity to nearby buildings. When completed, the Orchard Turn development will boast over 1 million square feet of retail space (**ionorchard.com**) and super luxury homes **(www.theorchard.com.sg)**.

With a 56-storey residential tower measuring 218 metres, the development will be the tallest building along Singapore's premier shopping street, offering spectacular panoramic views. Along with its excellent frontage and high visibility along Orchard Road, the shopping mall is poised to become the shopping district's "centre of gravity". The architect of the Orchard Turn development is RSP Architect Planners and Engineers, while Benoy Ltd is the form architect and retail planning consultant. Other major consultants involved include Squire Mech Pte Ltd and Davis Langdon & Seah Singapore Pte Ltd.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

About Sun Hung Kai Properties Limited (www.shkp.com)

Sun Hung Kai Properties Limited (SHKP) is one of Hong Kong's largest property companies, and its core business is in developing all types of projects both for sale and investment. The company has created some of the most memorable icons on the Hong Kong skyline, including International Finance Centre – currently the tallest building in the territory – and it is now developing International Commerce Centre, which will take over as Hong Kong's tallest when it is finished in a few year's time.

The company has built a strong brand name over the decades, along with a reputation for premium quality and comprehensive customer care across the residential, office and retail markets. SHKP developments are known for first-class architecture and the highest standards of construction, materials, facilities and service. The company's property development business is supplemented by complementary activities in sectors such as insurance, estate management, hotels and car parks.

MEDIA CONTACTS

How Lay Ling / Adeline Tan
Weber Shandwick
DID: (65) 6825 8013 / (65) 6825 8021
Email: llhow@webershandwick.com / atan@webershandwick.com

Lim Shien Yau
Orchard Turn Developments Pte Ltd
DID: (65) 6838 6541
Email: lim.shienyau@orchardturn.com.sg

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(A) RETAIL M PTE. LTD.
(B) RETAIL GALAXY PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:

Name	:	Retail M Pte. Ltd.
Principal Activity	:	Investment holding
Share Capital	:	S$1 comprising 1 ordinary share

Name	:	Retail Galaxy Pte. Ltd.
Principal Activity	:	Investment holding
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
16 July 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DATE OF RELEASE OF 2007 2ND QUARTER AND HALF-YEAR FINANCIAL RESULTS

CapitaLand Limited ("CapitaLand") wishes to announce that it will release its financial results for the 2nd quarter and the half-year, which ended 30 June 2007 on Tuesday, 31 July 2007.

CapitaLand will hold a presentation for analysts and the media on its financial results at 10.30 am on the same day. A live webcast of the presentation will be available for viewing at www.capitaland.com.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
17 July 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Jul-2007 18:59:58
Announcement No.	00141

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Announcement Title *	The Ascott Group Limited - "Completion of the sale of Hotel Asia, Singapore"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.Annc.Completion.Sale.HotelAsia.17July07.pdf Total size = **11K** (2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, HANGZHOU CAPITALAND PROPERTY MANAGEMENT CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	Hangzhou CapitaLand Property Management Co., Ltd.
Principal Activity	:	Property Management
Registered Capital	:	RMB500,000

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
19 July 2007

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	20-Jul-2007 07:40:38
Announcement No.	00016

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Announcement Title *	Sale and Purchase of Wilkie Edge

Description

CapitaLand Limited ("CapitaLand") refers to the attached announcement issued by its wholly-owned subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT") in relation to its acquisition of Wilkie Edge from CapitaLand Selegie Private Limited, a wholly-owned subsidiary of CapitaLand (the "Transaction").

CapitaLand wishes to announce that the Transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

As at 16 July 2007 (the "Latest Practicable Date"), certain directors of CapitaLand collectively hold an aggregate direct interest in 360,000 units in CCT.

Mr Liew Mun Leong and Mr Richard Edward Hale are directors of both CapitaLand and CCTML.

As at the Latest Practicable Date, CapitaLand has an indirect interest in 421,059,071 units in CCT ("CapitaLand Interest"), representing approximately 30.4% of the existing units in CCT. Temasek Holdings (Private) Limited ("Temasek"), the controlling shareholder of CapitaLand has an indirect interest in 430,946,893 units in CCT (inclusive CapitaLand Interest in which Temasek is deemed to have an interest).

Save as disclosed above, none of the directors or the controlling shareholder of CapitaLand have any interest, direct or indirect, in the Transaction.

Attachments:

CCTAnnc.WilkieEdge.20Jul07.pdf

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CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004 (as amended))

PROPOSED ACQUISITION OF WILKIE EDGE

1. INTRODUCTION

1.1 Agreement to Purchase Wilkie Edge

The manager of CapitaCommercial Trust ("**CCT**"), CapitaCommercial Trust Management Limited (the "**Manager**"), wishes to announce that CCT's trustee, HSBC Institutional Trust Services (Singapore) Limited (the "**Trustee**"), has today entered into a conditional sale and purchase agreement (the "**Purchase Agreement**") with CapitaLand Selegie Private Limited ("**CSPL**") in respect of the proposed acquisition by CCT (the "**Acquisition**") of the property currently known as "Wilkie Edge" at 8 Wilkie Road, Singapore 228095 (being the whole of Lot 230C of Town Subdivision 19 together with the mixed development (the "**Development**") being erected thereon) (the "**Property**").

1.2 Information on the Property

Wilkie Edge is a 12-storey mixed development located along Selegie Road and near the junction of Wilkie Road and Sophia Road and comprises:

(a) retail offering on levels 1 and 2 with approximately 3,496[1] square metre of net lettable area ("**NLA**");

(b) office from levels 3 to 8 with approximately 9,588 square metre of NLA;

(c) serviced apartments with 154 apartment units from levels 6 to 12; and

(d) approximately 215 car park lots at basements 1 and 2.

The Property is within a 10-minute walk to the Dhoby Ghaut Mass Rapid Transit Station and within walking distance to Prinsep Street, a prime food and beverage and entertainment zone with a variety of restaurants, cafes and pubs, and Selegie / Bras Basah / Bugis area, which is transforming into an Arts, Culture, Learning and Entertainment Hub.

Construction of Wilkie Edge is in progress and is expected to be completed in the 4th quarter of 2008.

[1] Inclusive of approximately 155 square metre of outdoor recreational area

1.3 Disclosure Requirements Under the Listing Manual and the Property Funds Guidelines

At the date of this announcement, CapitaLand Limited ("**CapitaLand**") holds an aggregate indirect interest in 421,059,071 units in CCT ("**Units**"), comprising approximately 30.4% of the total number of Units in issue, and is therefore regarded as a "controlling unitholder" of CCT under both the Listing Manual (the "**Listing Manual**") of Singapore Exchange Securities Trading Limited (the "**SGX-ST**") and the Property Funds Guidelines (the "**Property Funds Guidelines**") in the Code of Collective Investment Schemes issued by the Monetary Authority of Singapore.

As CapitaLand has an indirect interest of 100% in CSPL, CSPL is therefore a subsidiary of a controlling unitholder of CCT. For the purpose of Chapter 9 of the Listing Manual, CSPL (being a subsidiary of a controlling unitholder of CCT) is an "interested person" of CCT. For the purposes of the guidelines relating to interested party transactions under the Property Funds Guidelines, CSPL (being a subsidiary of a controlling unitholder of CCT) is an "interested party" of CCT.

The Manager is making this announcement because the Acquisition would constitute an interested person transaction under Chapter 9 of the Listing Manual as well as an interested party transaction under the Property Funds Guidelines. In addition, the Acquisition qualifies as a discloseable transaction under Chapter 10 of the Listing Manual.

2. PRINCIPAL TERMS OF THE PURCHASE AGREEMENT

2.1 Purchase Consideration

The purchase consideration of S$262,000,000 (subject to adjustments) for the Property (the "**Purchase Consideration**") was arrived at on a willing-buyer and willing-seller basis.

The Manager has commissioned an independent property valuer, CB Richard Ellis (Pte) Ltd ("**CBRE**") and the Trustee has commissioned an independent property valuer, Jones Lang Lasalle Property Consultants Pte Ltd ("**JLL**") to value the Property. CBRE in its certificate dated 12 July 2007 stated that the open market value of the Property is S$262,000,000. JLL in its certificate dated 17 July 2007 stated that the open market value of the Property is S$260,500,000.

2.2 Acquisition subject to Option for Agreement for Lease

2.2.1 The Acquisition is on the express condition that CSPL shall have the option (the "**Option**") to require the Trustee to enter into an agreement for lease (the "**Agreement for Lease**") to facilitate the grant of a lease (the "**Lease**") of the serviced apartments component of the Development (the "**Serviced Apartments Component**") in favour of a party nominated by CSPL (the "**Nominee**").

2.2.2 The Agreement for Lease is for a leasehold term commencing on the earlier of (i) the date falling 14 days after the notice to take possession of the

Property has been issued by Trustee to the Nominee and (ii) the date on which the Nominee takes possession of the Serviced Apartments Component, and ending on 19 February 2105.

2.2.3 The Option must be exercised by CSPL by no later than the date falling 3 months after the date of the Purchase Agreement by giving written notice (the "**Vendor's Nomination Notice**") to the Trustee and specifying the name of the Nominee. The Vendor's Nomination Notice may only be served by CSPL after the URA Approval (defined below) has been satisfied, or waived by the Trustee.

2.2.4 Upon exercise of the Option as aforesaid by CSPL, the Trustee must execute and deliver to CSPL the Agreement for Lease.

2.2.5 In the event that the Option is exercised and the Trustee executes the Agreement for Lease, the Purchase Consideration will be reduced by an amount equivalent to S$79,300,000 (the "**Lease Consideration**"), to S$182,700,000.

2.3 Payment of Purchase Consideration

An amount of S$2,620,000 (amounting to 1% of the Purchase Consideration) (the "**Initial Payment**") has been paid on the date of signing of the Purchase Agreement. A further 20% of the Purchase Consideration (less the Initial Payment) is payable within 14 days after all conditions precedent have been satisfied or waived. The balance 80% of the Purchase Consideration is payable in accordance with an agreed payment schedule which corresponds with completion of the various stages of construction of the Development.

2.4 Legal Completion

Completion of the sale and purchase of the Property ("**Completion**") will take place upon issue by CSPL to the Trustee of a notice to complete, which notice will be delivered within 14 days after the date of delivery of vacant possession of the Property (and after the Temporary Occupation Permit in respect of the Development has been obtained). 2% of the Purchase Consideration will be payable on the date of Completion, with the remaining 8% of the Purchase Consideration to be held by the Trustee's solicitors as stakeholders pending the issue of the certificate of statutory completion for the Development.

2.5 Conditions Precedent

Under the Purchase Agreement, Completion is subject to and conditional upon the following:

2.5.1 the obtaining of approval by the unitholders of CCT ("**Unitholders**") at an extraordinary general meeting for the Acquisition as required under the Listing Manual and under the Property Funds Guidelines by 30 November 2007 (or such other date as CSPL and the Trustee may agree in writing) (the "**Long Stop Date**");

2.5.2 the obtaining of approval from the President of the Republic of Singapore (as head lessor of the Property) (the "**Head Lessor**") for (i) the mortgage and/or charge of the Property by the Trustee, and (ii) the entry by the Trustee of leases and/or licences in respect of the office and retail component of the Development or any part(s) thereof by the Long Stop Date;

2.5.3 the obtaining of approval from the Urban Redevelopment Authority to the amended plans of the Development (the "**URA Approval**") by 1 October 2007 (or such other date as CSPL and the Trustee may agree in writing); and

2.5.4 the obtaining of approval from the Head Lessor to the sale of the Property to the Trustee by the Long Stop Date.

3. RATIONALE FOR THE ACQUISITION

The Manager's principal investment strategy for CCT is to invest in quality income-producing commercial assets which will provide yield accretion and value creation opportunities to deliver stable distributions and sustainable total returns to the Unitholders. The Manager is of the view that the Acquisition fits the above investment strategy.

With the Property located in Rochor Planning Area, at the fringe of the Downtown Core and within the Arts, Culture, Learning and Entertainment hub of the Selegie/Bras Basah/Bugis area, the Manager believes that this Property, when completed in the 4th quarter 2008, will enjoy healthy occupancy rates and rental rates due to the tight office supply. The Manager believes that the Acquisition is expected to benefit Unitholders by improving income diversification and reducing the reliance of CCT's income stream on any single asset as well as allowing CCT to diversify its portfolio of assets in a different planning area.

The Acquisition is also in line with the Manager's target to grow the asset size of CCT to between S$5 billion and S$6 billion by 2009. With the inclusion of the Acquisition, the gross assets of CCT will increase from S$4.6 billion to approximately S$4.8 billion. This will further strengthen CCT's position as the largest commercial real estate investment trust by asset size in Singapore.

4. METHOD OF FINANCING

The Manager intends to finance the Acquisition, at least initially, wholly with debt. The Manager is currently reviewing various plans for the long term financing of the Acquisition.

5. FINANCIAL EFFECTS OF THE ACQUISITION

The pro forma financial effects of the Acquisition have been prepared based on the audited financial statements of CCT for the year ended 31 December 2006 and taking into account the Purchase Consideration, as well as the assumption that the Acquisition is wholly funded by borrowings.

5.1 Distribution Per Unit

Assuming that the Acquisition had been completed on 1 January 2006, there is no financial impact on the distribution per Unit after the Acquisition as the Property is under construction.

5.2 Net Asset Value

As the Manager intends to finance the Acquisition, at least initially, wholly with debt, the Acquisition will not have a significant effect on the net asset value per Unit.

6. AUDIT COMMITTEE STATEMENT

The audit committee of the Manager (which comprises a majority of independent directors of the Manager) (the "**Audit Committee**") is in the process of selecting and appointing an independent financial adviser (the "**Independent Financial Adviser**") to provide an opinion on whether the Acquisition is on normal commercial terms and is not prejudicial to the interests of CCT and its minority Unitholders. The Audit Committee will form its own view after reviewing the opinion of the Independent Financial Adviser, which will be disclosed in the circular to Unitholders to be issued in due course together with a notice of extraordinary general meeting of Unitholders which the Trustee will convene for the purpose of obtaining the approval of Unitholders for the Acquisition.

7. OTHER INTERESTED PERSON TRANSACTIONS

As at 16 July 2007 (the latest practicable date prior to the date of this announcement) (the "**Latest Practicable Date**"), the value of all interested person transactions between CCT and CapitaLand and/or the associates of CapitaLand for the current financial year was approximately S$32.0 million. These transactions comprise all of CCT's interested person transactions during the current financial year (until 16 July 2007).

8. INTERESTS OF DIRECTORS AND SUBSTANTIAL UNITHOLDERS

As at the Latest Practicable Date, certain directors of CapitaLand collectively hold an aggregate direct interest in 360,000 Units and certain directors of the Manager (including those of the aforementioned directors of CapitaLand who are also directors of the Manager) collectively hold an aggregate direct interest in 75,000 Units. Mr Liew Mun Leong is the President and Chief Executive Officer of CapitaLand and is the Deputy Chairman and Non-Executive Director of the Manager.

Through E-Pavilion Pte. Ltd., SBR Private Limited and the Manager, CapitaLand has an indirect interest in 421,059,071 Units (comprising approximately 30.4% of the existing Units) as at the Latest Practicable Date.

Save as disclosed above and based on information available to the Manager as at the Latest Practicable Date, none of the directors of the Manager or the Substantial Unitholders[2] has an interest, direct or indirect, in the Acquisition.

9. OTHER INFORMATION

9.1 Director's Service Contracts

No person is proposed to be appointed as a director of the Manager in connection with the Acquisition, the Purchase Agreement or any other transaction contemplated in relation to the Acquisition.

9.2 Disclosure Under Rule 1010(13) of the Listing Manual

9.2.1 Chapter 10 of the Listing Manual classifies transactions by CCT into (i) non-discloseable transactions, (ii) discloseable transactions, (iii) major transactions and (iv) very substantial acquisitions or reverse takeovers, depending on the size of the relative figures computed on, *inter alia*, the following bases:

(i) the net profits attributable to the assets acquired or disposed of, compared with CCT's net profits;

(ii) the aggregate value of the consideration given, compared with CCT's market capitalisation; and

(iii) the number of Units issued by CCT as consideration for the Acquisition, compared with the number of Units previously in issue.

9.2.2 As the Property is still under construction, the relative figure for the basis of comparison set out in sub-paragraph 9.2.1(i) does not apply for the Acquisition.

9.2.3 Based on the Purchase Consideration of S$262 million and CCT's market capitalisation as at the Latest Practicable Date, the relative figure for the basis of comparison set out in sub-paragraph 9.2.1(ii) is 6.5%. As the relative figure of 6.5% exceeds 5%, under Rule 1010(13) of the Listing Manual, the Acquisition falls within the classification of discloseable transaction.

9.2.4 The relative figure of the number of Units issued by CCT as consideration for an acquisition compared with the number of Units previously in issue does not apply for the Acquisition.

[2] A person with an interest in one or more Units constituting not less than 5.0% of all outstanding Units.

9.3 Documents for Inspection

Copies of the following documents are available for inspection during normal business hours at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911, for a period of 3 months commencing from the date of this announcement:

9.3.1 the Purchase Agreement;

9.3.2 CBRE valuation certificate on the Property dated 12 July 2007; and

9.3.3 JLL valuation certificate on the Property dated 17 July 2007.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
20 July 2007

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CCT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

This announcement contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004 (as amended))

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, the Board of Directors of CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust (the "Manager") wishes to announce that the Manager has obtained new independent valuations, as of 1 June 2007, for all properties owned by CapitaCommercial Trust ("CCT") and RCS Trust which CCT has a 60% interest.

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaCommercial Trust
Date of Valuation	1 June 2007
Valuer	CB Richard Ellis (Pte) Ltd
Description of Property	**Valuation (S$' million)**
Capital Tower 168 Robinson Road	1,090.0
6 Battery Road	1,031.0
Starhub Centre 51 Cuppage Road	295.0
Robinson Point 39 Robinson Road	169.0
HSBC Building 21 Collyer Quay	229.6
Bugis Village 62 to 67 Queen Street 151 to 166 Rochor Road 229 to 253 (odd numbers only) Victoria Street	70.0
Golden Shoe Car Park 50 Market Street	110.0
Market Street Car Park 146 Market Street	59.0

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee-manager of RCS Trust	
Date of Valuation	1 June 2007	
Valuer	CB Richard Ellis (Pte) Ltd	
Description of Property		**Valuation (S$' million)**
Raffles City 250 & 252 North Bridge Road, 2 Stamford Road and 80 Bras Basah Road		2,411.0 [1]

Note:
(1) CCT's 60% interest in Raffles City amounted to S$1,446.6 million.

Copies of the valuation reports for the above properties are available for inspection at the Manager's registered office at 39 Robinson Road #18-01, Robinson Point, Singapore 068911, during normal business hours for a period of three months from the date hereof.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
20 July 2007

Important Notice

The value of units in CapitaCommercial Trust ("Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that the holder of Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 6 February 2004 (as amended))

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, the Board of Directors of CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust (the "Manager") wishes to announce that the Manager has obtained new independent valuations, as of 1 June 2007, for all properties owned by CapitaCommercial Trust ("CCT") and RCS Trust which CCT has a 60% interest.

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaCommercial Trust
Date of Valuation	1 June 2007
Valuer	CB Richard Ellis (Pte) Ltd

Description of Property	**Valuation (S$' million)**
Capital Tower 168 Robinson Road	1,090.0
6 Battery Road	1,031.0
Starhub Centre 51 Cuppage Road	295.0
Robinson Point 39 Robinson Road	169.0
HSBC Building 21 Collyer Quay	229.6
Bugis Village 62 to 67 Queen Street 151 to 166 Rochor Road 229 to 253 (odd numbers only) Victoria Street	70.0
Golden Shoe Car Park 50 Market Street	110.0
Market Street Car Park 146 Market Street	59.0

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee-manager of RCS Trust	
Date of Valuation	1 June 2007	
Valuer	CB Richard Ellis (Pte) Ltd	
Description of Property		**Valuation (S$' million)**
Raffles City 250 & 252 North Bridge Road, 2 Stamford Road and 80 Bras Basah Road		2,411.0 [1]

Note:
(1) CCT's 60% interest in Raffles City amounted to S$1,446.6 million.

Copies of the valuation reports for the above properties are available for inspection at the Manager's registered office at 39 Robinson Road #18-01, Robinson Point, Singapore 068911, during normal business hours for a period of three months from the date hereof.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
20 July 2007

Important Notice

The value of units in CapitaCommercial Trust ("Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that the holder of Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Jul-2007 07:35:42
Announcement No.	00015

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Announcement Title *	CapitaCommercial Trust - (A) 2007 Second Quarter Unaudited Financial Statement and Distribution Announcement; (B) CCT Achieved DPU Growth of 21.2% for 1H 2007; and (c) Notice of Books Closure and Distribution Payment Date
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust, has today issued announcements and a news release on the above matters. For details, please refer to the announcements and news release posted by CCTML on the SGX website www.sgx.com.sg.
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CapitaCommercial Trust

2007 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

SUMMARY OF CCT RESULTS (1 January 2007 to 30 June 2007)

	FY 2006	2Q 2007	1 January 2007 to 30 June 2007		
	Actual S$'000	Actual S$'000	Actual S$'000	Forecast[1] S$'000	Favourable / (Unfavourable)
Gross Revenue	152,229	58,116	114,771	108,529	5.8%
Net Property Income	112,188	42,533	84,573	78,893	7.2%
Distributable Income	78,872	29,278	58,526	52,472	11.5%
Distribution Per Unit (cents)					
For the period	**7.33¢**	**2.12¢**	**4.23¢**	**3.78¢[2]**	**11.9%**
Annualised	**7.33¢**	**8.50¢**	**8.53¢**	**7.62¢[2]**	**11.9%**

Footnotes
(1) The forecast is based on management's forecast for the period 1 January 2007 to 30 June 2007. This, together with the forecast for the period 1 July 2007 to 31 December 2007, is the forecast shown in the CCT Circular to unitholders dated 15 August 2006 ("CCT Circular") for the equity fund raising to acquire Raffles City.

(2) In the CCT Circular, the forecast DPU was calculated based on an assumed issue price of S$1.65 cents per unit for the equity fund raising to acquire Raffles City. With the actual issue price of new units at S$1.68 cents per unit, the forecast DPU is re-calculated based on the actual number of new units issued.

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CCT Circular dated 15 August 2006, please refer to Section 9 of this Announcement.

DISTRIBUTION AND BOOKS CLOSURE DATE

Distribution	From 1 January 2007 to 30 June 2007
Distribution Type	i) Taxable income ii) Tax-exempt income
Distribution Rate	i) Taxable income distribution 4.188 cents per unit ii) Tax-exempt income distribution 0.042 cents per unit
Books Closure Date	31 July 2007
Payment Date	28 August 2007

INTRODUCTION

CapitaCommercial Trust (CCT) was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CCT) (the "CCT Trustee"), as amended by the first supplemental deed dated 15 July 2005, the second supplemental deed dated 20 April 2006 and the third supplemental deed dated 11 August 2006.

All the units were listed on Singapore Exchange Securities Trading Limited (the "SGX-ST") since the commencement of "when issued" trading in the Units on 11 May 2004. The Units began trading on a "ready" basis on the SGX-ST on 17 May 2004.

As at 31 December 2006, CCT owns Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park in Singapore. In addition, it owns 60% of RCS Trust, an unlisted special purpose trust established to hold Raffles City in Singapore. CapitaMall Trust owns the remaining 40% of RCS Trust. In Malaysia, CCT invested in 100% of the junior bonds issued by Aragorn ABS Berhad ("Aragorn"), a special purpose vehicle which owns Wisma Technip. Hence, Aragorn is accounted for as a wholly-owned subsidiary of CCT.

On 22 December 2006, CCT invested RM65.9 million (S$28.8 million) to subscribe for 71.6 million units or 30% stake in Quill Capita Trust ("QCT"). QCT is a Malaysia-listed real estate investment trust focus on acquiring and investing in commercial properties in Malaysia that provides long term sustainable income distribution and potential capital growth. The QCT units were listed on Bursa Malaysia on 8 January 2007.

On 28 March 2007, CCT committed US$20 million to take a 7.4% stake in CapitaLand's first and largest Malaysian private real estate fund, the Malaysia Commercial Development Fund ("MCDF"). MCDF is an opportunistic fund to invest in real estate development properties primarily in Kuala Lumpur and the Klang Valley, with an expected gross development value of more than US$1 billion (about S$1.5 billion).

On 8 June 2007, CCT entered into a conditional sale & purchase agreement with QCT for the proposed divestment of Wisma Technip. The divestment is expected to be completed by fourth quarter 2007.

Group results are after consolidating Aragorn and equity accounting interest in QCT and including its proportionate interest (60%) in RCS Trust on a line-by-line basis.

In the Trust results, the coupon income from Aragorn and the distribution income on a declared basis from RCS Trust and QCT are accounted for as "Investment Income".

On a recurring basis, as the quarterly results of QCT are not expected to be announced in sufficient time to be included in CCT Group results for the same calendar quarter, CCT Group will equity account the results of QCT based on a 3 month lag time.

1(a)(i) Statement of Total Return & Distribution Statement (2Q 2007 vs 2Q 2006)
(For a review of the performance, please refer to paragraph 8 on page 17-19)

	Group			Trust		
	2Q 2007 S$'000	2Q 2006 S$'000	Change %	2Q 2007 S$'000	2Q 2006 S$'000	Change %
Statement of Total Return						
Gross rental income	53,198	26,957	97.3	28,962	26,117	10.9
Car park income	4,056	2,745	47.8	3,274	2,685	21.9
Other income	2,182	1,400	55.9	1,451	1,345	7.9
Gross revenue	**59,436**	**31,102**	**91.1**	**33,687**	**30,147**	**11.7**
Property management fees	(1,748)	(722)	142.1	(702)	(656)	7.0
Property tax	(4,803)	(1,639)	193.0	(2,657)	(1,575)	68.7
Other property operating expenses[1]	(9,430)	(4,962)	90.0	(5,577)	(4,795)	16.3
Property operating expenses	**(15,981)**	**(7,323)**	**118.2**	**(8,936)**	**(7,026)**	**27.2**
Net property income	**43,455**	**23,779**	**82.7**	**24,751**	**23,121**	**7.0**
Interest income	239	217	10.1	47	213	(77.9)
Investment income	-	-	-	12,831[2]	306	4,093.1
Gain from re-measurement of derivatives[3]	891	2,268	(60.7)	891	2,268	(60.7)
Manager's management fees	(3,351)	(1,592)	110.5	(1,701)	(1,592)	6.8
Trust expenses	(935)	(532)	75.8	(689)	(524)	31.5
Borrowing costs	(12,322)	(5,968)	106.5	(6,431)	(5,713)	12.6
Net income	**27,977**	**18,172**	**54.0**	**29,699**	**18,079**	**64.3**
Share of profit of associate	480	-	Nm	-	-	-
Net appreciation on revaluation of investment properties	730,220	120,665	505.2	642,803	120,665	432.7
Total return for the period before tax	**758,677**	**138,837**	**446.5**	**672,502**	**138,744**	**384.7**
Income tax	(192)[4]	(18)[4]	966.7	-[5]	-[5]	-
Total return for the period after tax	**758,485**	**138,819**	**446.4**	**672,502**	**138,744**	**384.7**
Distribution Statement						
Net income	**27,977**	**18,172**	**54.0**	**29,699**	**18,079**	**64.3**
Net tax adjustments[6]	1,478	(2,224)	(166.5)	(421)	(2,224)	(81.1)
Other adjustments	(177)[7]	(93)[8]	90.3	-	-	-
Income available for distribution to unitholders	**29,278**	**15,855**	**84.7**	**29,278**	**15,855**	**84.7**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	2Q 2007 S$'000	2Q 2006 S$'000	Change %	2Q 2007 S$'000	2Q 2006 S$'000	Change %
Depreciation and amortisation*	88	67	31.3	35	67	(47.8)
Allowance for doubtful debts and bad debts written off	4	-	Nm	8	-	Nm

* Amortisation refers to the amortisation of tenancy works.

(2) This relates to the interest income from the investment in junior bonds of Aragorn and income distribution from RCS Trust.

(3) Gain from the re-measurement of fair values of interest rate swaps.

(4) The income tax provision is based on the relevant tax rates applicable to the subsidiary.

(5) No income tax provision for the Trust as the distributable income to unitholders is based on 100% of taxable income available for distribution to unitholders.

(6) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	2Q 2007 S$'000	2Q 2006 S$'000	Change %	2Q 2007 S$'000	2Q 2006 S$'000	Change %
Manager's management fee payable in units (for RCS Trust)	1,652	-	Nm	-	-	NM
Trustee's fees	142	69	105.8	96	69	39.1
Gain from re-measurement of derivatives	(891)	(2,268)	(60.7)	(891)	(2,268)	(60.7)
Temporary differences and other tax adjustments	575	(25)	(2,400)	374	(25)	(1,596)
Net tax adjustments	1,478	(2,224)	(166.5)	(421)	(2,224)	(81.1)

(7) This relates to the undistributed profit of the subsidiary and the associate.

(8) This relates to the undistributed profit of the subsidiary.

Nm – not meaningful

1(a)(ii) Statement of Total Return & Distribution Statement (1H 2007 vs 1H 2006)
(For a review of the performance, please refer to paragraph 8 on page 17-19)

	Group			Trust		
	1H 2007 S$'000	1H 2006 S$'000	Change %	1H 2007 S$'000	1H 2006 S$'000	Change %
Statement of Total Return						
Gross rental income	105,517	52,930	99.4	57,182	52,090	9.8
Car park income	7,766	5,253	47.8	6,354	5,193	22.4
Other income	4,117	2,585	59.3	2,903	2,529	14.8
Gross revenue	**117,400**	**60,768**	**93.2**	**66,439**	**59,812**	**11.1**
Property management fees	(3,474)	(1,340)	159.3	(1,405)	(1,274)	10.3
Property tax	(9,230)	(3,757)	145.7	(4,938)	(3,693)	33.7
Other property operating expenses[1]	(18,308)	(10,065)	81.9	(10,698)	(9,897)	8.1
Property operating expenses	**(31,012)**	**(15,162)**	**104.5**	**(17,041)**	**(14,864)**	**14.6**
Net property income	**86,388**	**45,606**	**89.4**	**49,398**	**44,948**	**9.9**
Interest income	558	579	(3.6)	153	575	(73.4)
Investment income	-	-	-	25,295[2]	306	(8,166)
Other income[3]	428	-	Nm	428	-	Nm
(Loss)/Gain from re-measurement of derivatives[4]	(3,592)	5,194	(169.2)	(3,592)	5,194	(169.2)
Manager's management fees	(6,501)	(3,164)	105.5	(3,291)	(3,164)	4.0
Trust expenses	(1,776)	(1,197)	48.4	(1,239)	(1,189)	4.2
Borrowing costs	(24,067)	(10,485)	129.5	(12,352)	(10,230)	20.7
Net income	**51,438**	**36,533**	**40.8**	**54,800**	**36,440**	**50.4**
Share of profit of associate	480	-	Nm	-	-	-
Net appreciation on revaluation of investment properties	730,220	120,665	505.2	642,803	120,665	432.7
Total return for the period before tax	**782,138**	**157,198**	**397.5**	**697,603**	**157,105**	**344.0**
Income tax	(224)[5]	(18)[5]	1,144	-[6]	-[6]	-
Total return for the period after tax	**781,914**	**157,180**	**397.5**	**697,603**	**157,105**	**344.0**
Distribution Statement						
Net income	**51,438**	**36,533**	**40.8**	**54,800**	**36,440**	**50.4**
Net tax adjustments[7]	7,304	(5,191)	(240.7)	3,603	(5,191)	(169.4)
Other adjustments	(216)[8]	(93)[9]	132.3	123[10]	-	Nm
Income available for distribution to unitholders	**58,526**	**31,249**	**87.3**	**58,526**	**31,249**	**87.3**

Footnotes

(1) Included as part of the other property operating expenses are the following:

	Group			Trust		
	1H 2007 S$'000	**1H 2006** S$'000	**Change** %	**1H 2007** S$'000	**1H 2006** S$'000	**Change** %
Depreciation and amortisation*	175	128	36.7	71	128	(44.5)
Allowance for doubtful debts and bad debts written off	4	-	Nm	8	-	Nm

* Amortisation refers to the amortisation of tenancy works.

(2) This relates to the interest income from the investment in junior bonds of Aragorn and income distribution from RCS Trust.

(3) This relates to the net proceeds received from the liquidation of subsidiaries.

(4) Gain/(Loss) from the re-measurement of fair values of interest rate swaps.

(5) The income tax provision is based on the relevant tax rates applicable to the subsidiary.

(6) No income tax provision for the Trust as the distributable income to unitholders is based on 100% of taxable income available for distribution to unitholders.

(7) Included in the net tax adjustments are the following:

	Group			Trust		
Non-tax deductible/(chargeable) items :	**1H 2007** S$'000	**1H 2006** S$'000	**Change** %	**1H 2007** S$'000	**1H 2006** S$'000	**Change** %
Manager's management fee payable in units (for RCS Trust)	3,211	-	Nm	-	-	-
Trustee's fees	262	135	94.1	172	135	27.4
Net proceeds from liquidation of subsidiaries	(428)	-	Nm	(428)	-	NM
Loss/(Gain) from re-measurement of derivatives	3,592	(5,194)	(169.2)	3,592	(5,194)	(169.2)
Temporary differences and other tax adjustments	667	(132)	(605.3)	267	(132)	302.3
Net tax adjustments	7,304	(5,191)	(240.7)	3,603	(5,191)	(169.4)

(8) This relates to the undistributed profit of the subsidiary and the net undistributed income from QCT, the associate.

(9) This relates to the undistributed profit of the subsidiary.

(10) This relates to the distributed income received from QCT, out of the pre-acquisition income.

Nm – not meaningful

1(b)(i) Balance Sheet as at 30 June 2007 vs 31 December 2006

	Group			Trust		
	Jun 2007 S$'000	Dec 2006 S$'000	Change %	Jun 2007 S$'000	Dec 2006 S$'000	Change %
Non-current assets						
Plant and equipment	808	876	(7.8)	265	303	(12.5)
Investment properties	4,500,200[1]	3,814,839	18.0	3,053,600[1]	2,404,000	27.0
Investment in subsidiary	-	-	-	-	19,698	(100.0)
Investment in associate[2]	29,424	28,819	2.1	28,695	28,819	(0.4)
Investment in joint venture[3]	-	-	-	791,404	788,332	0.4
Other investment[4]	2,841	-	Nm	2,841	-	Nm
Total non-current assets	**4,533,273**	**3,844,534**	**17.9**	**3,876,805**	**3,241,152**	**19.6**
Current assets						
Investment in subsidiary[5]	-	-	-	19,698	-	Nm
Investment property held for sale[5]	54,895	-	Nm	-	-	-
Trade and other receivables	5,089	5,300	(4.0)	14,346	12,987	10.5
Cash and cash equivalents	44,494	41,923	6.1	12,112	16,322	(25.8)
Total current assets	**104,478**	**47,223**	**121.2**	**46,156**	**29,309**	**57.5**
Total assets	**4,637,751**	**3,891,757**	**19.2**	**3,922,961**	**3,270,461**	**20.0**
Current liabilities						
Trade and other payables	36,576	37,351	(2.1)	19,852	21,154	(6.2)
Derivative liability[6]	7,948	4,356	82.5	7,948	4,356	82.5
Short-term borrowings	76,000	89,500	(15.1)	76,000	89,500	(15.1)
Provision for taxation	792	712	11.2	666	666	-
Total current liabilities	**121,316**	**131,919**	**(8.0)**	**104,466**	**115,676**	**(9.7)**
Non-current liabilities						
Long-term borrowings	1,128,441	1,126,537	0.2	580,042	580,042	-
Other non-current liabilities	25,433	20,016	27.1	12,069	11,709	3.1
Deferred tax liabilities	1,069	871	22.7	-	-	-
Total non-current liabilities	**1,154,943**	**1,147,424**	**0.7**	**592,111**	**591,751**	**0.1**
Total liabilities	**1,276,259**	**1,279,343**	**(0.2)**	**696,577**	**707,427**	**(1.5)**
Net assets	**3,361,492**	**2,612,414**	**28.7**	**3,226,384**	**2,563,034**	**25.9**
Represented by:						
Unitholders' funds	**3,361,492**	**2,612,414**	**28.7**	**3,226,384**	**2,563,034**	**25.9**

Footnotes

(1) The increase is primarily due to increase in property values based on the independent market valuations of the properties.

(2) This relates to the 30% investment in QCT.

(3) This relates to the 60% joint venture interest in RCS Trust.

(4) This relates to the investment in MCDF.

(5) This relates to the 100% investment in junior bonds of Aragorn which is expected to be redeemed upon the completion of sale of Wisma Technip by fourth quarter 2007.

(6) This relates to the fair value of the interest rate swaps.

1(b)(ii) Aggregate amount of borrowings and debt securities

	Group			Trust		
	Jun 2007 S$'000	Dec 2006 S$'000	Change %	Jun 2007 S$'000	Dec 2006 S$'000	Change %
Secured borrowing						
Amount repayable after one year	1,131,131	1,129,531	0.1	580,042	580,042	-
Less: Fees and expenses incurred for debt raising exercise amortised over the tenor of secured loan	(2,690)	(2,994)	(10.2)	-	-	-
	1,128,441	1,126,537	0.2	580,042	580,042	-
Unsecured borrowing						
Amount repayable in one year or less, or on demand	76,000	89,500	(15.1)	76,000	89,500	(15.1)
	1,204,441	1,216,037	(1.0)	656,042	669,542	(2.0)

Details of any collaterals

As security for the secured long term borrowings of S$580.0 million, CCT has granted in favour of the lender the following:

(i) a mortgage over the Initial Investment Properties[1];
(ii) an assignment of the insurance policies relating to the Initial Investment Properties;
(iii) an assignment of all the rights, interest and title of CCT in relation to each of the Share Sale and Purchase Agreements and Property Sale and Purchase Agreements;
(iv) an assignment of the agreements relating to the management of the Initial Investment Properties;
(v) an assignment and charge of the rental proceeds and tenancy agreements of units in the Initial Investment Properties; and
(vi) a fixed and floating charge over certain assets of CCT relating to the Initial Investment Properties.

Footnote

(1) Initial Investment Properties refer to Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

As security for the secured long term borrowings of S$866.0 million (CCT's 60% interest is S$519.6 million), RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City which comprises Raffles City Tower, Raffles City Shopping Centre, Swissotel The Stamford, Raffles The Plaza and the Raffles City Convention Centre;
(ii) an assignment of the insurance policies relating to Raffles City;
(iii) an assignment of the agreements relating to the management of Raffles City;
(iv) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles city; and
(v) a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

As security for the secured long term borrowings of RM70.0 million (approximately S$31.5 million), Aragorn has granted in favour of the lender the following:

(i) a fixed legal charge over Wisma Technip;
(ii) debenture over all assets of Aragorn;
(iii) charge/assignment of the bank accounts; and
(iv) an assignment over the rights, title interest and benefits in the tenancy agreements and existing contracts, warranties and guarantees pertaining to Wisma Technip.

As security for the short term borrowings of S$76.0 million, CCT has granted in favour of the lender the legal assignment of the rental lease agreement of HSBC Building.

1(c)(i) Cash flow statement (2Q 2007 vs 2Q 2006)

	Group	
	2Q 2007 S$'000	**2Q 2006** S$'000
Operating activities		
Total return for the period before tax	758,677	138,837
Adjustments for		
Allowance for doubtful receivable	4	-
Amortisation of rent incentives	103	181
Amortisation of tenancy works	-	29
Borrowing costs	12,322	5,968
Depreciation of plant and equipment	88	39
Foreign exchange difference	1,688	(120)
Gain on disposal of assets	-	(5)
Interest income	(239)	(217)
Loss/(Gain) on re-measurement of financial derivatives	(891)	(2,268)
Net appreciation on revaluation of investment properties	(730,220)	(120,665)
Manager's management fees payable in units	1,652	-
Share of profit of associate	(480)	-
Operating income before working capital changes	**42,704**	**21,779**
Changes in working capital		
Trade and other receivables	76	(577)
Trade and other payables	(500)	1,405
Security deposits	5,660	2,059
Cash generated from operations activities	**47,940**	**24,666**
Investing activities		
Capital expenditure on investment properties	(7,008)	(55,189)
Investment in MCDF	(2,841)	-
Interest received	242	215
Purchase of plant and equipment	(92)	(100)
Cash flows from investing activities	**(9,699)**	**(55,074)**
Financing activities		
Borrowing costs paid	(13,968)	(5,527)
Issue expenses	(4)	-
Proceeds from/(Repayment of) interest bearing borrowings	(18,500)	30,456
Cash flows from financing activities	**(32,472)**	**24,929**
Increase/(Decrease) in cash and cash equivalents	**5,769**	**(5,479)**
Cash and cash equivalents at beginning of period	**38,725**	**43,508**
Cash and cash equivalents at end of period	**44,494**	**38,029**

1(c)(ii) Cash flow statement (1H 2007 vs 1H 2006)

	Group	
	1H 2007 S$'000	**1H 2006** S$'000
Operating activities		
Total return for the period before tax	782,138	157,198
Adjustments for		
Allowance for doubtful receivable	4	-
Amortisation of rent incentives	258	362
Amortisation of tenancy works	-	58
Borrowing costs	24,067	10,485
Depreciation of plant and equipment	175	71
Foreign exchange difference	2,833	(120)
Gain on disposal of assets	-	(5)
Interest income	(558)	(579)
Loss/(Gain) on re-measurement of financial derivatives	3,592	(5,194)
Manager's management fees payable in units	3,211	-
Net appreciation on revaluation of investment properties	(730,220)	(120,665)
Share of profit of associate	(480)	-
Operating income before working capital changes	**85,020**	**41,611**
Changes in working capital		
Trade and other receivables	(28)	(1,077)
Trade and other payables	(777)	1,116
Security deposits	6,346	1,825
Cash generated from operations activities	**90,561**	**43,475**
Investing activities		
Capital expenditure on investment properties	(10,036)	(58,670)
Investment in MCDF	(2,841)	
Interest received	535	577
Distribution received from associate	123	-
Purchase of plant and equipment	(107)	(100)
Cash flows from investing activities	**(12,326)**	**(58,193)**

1(c)(ii) Cash flow statement (1H 2007 vs 1H 2006)

	Group	
	1H 2007 S$'000	**1H 2006** S$'000
Financing activities		
Borrowing costs paid	(24,551)	(9,909)
Distribution to unitholders	(37,325)	(31,997)
Issue expenses	(288)	-
Proceeds from/(Repayment of) interest bearing borrowings	(13,500)	30,456
Cash flows from financing activities	**(75,664)**	**(11,450)**
Increase/(Decrease) in cash and cash equivalents	**2,571**	**(26,168)**
Cash and cash equivalents at beginning of period	**41,923**	**64,197**
Cash and cash equivalents at end of period	**44,494**	**38,029**

1(d)(i) Statement of changes in unitholders' funds (2Q 2007 vs 2Q 2006)

	Group		Trust	
	2Q 2007 S$'000	**2Q 2006** S$'000	**2Q 2007** S$'000	**2Q 2006** S$'000
Balance as at beginning of period	**2,600,500**	**1,442,710**	**2,552,323**	**1,442,710**
Operations				
Net increase in net assets resulting from operations	758,485	138,819	672,502	138,744
Unitholders' transactions				
Creation of new units:				
- Manager's management fee	1,559	-	1,559	-
Net increase/(decrease) in net assets resulting from unitholders' transactions	**1,559**	**-**	**1,559**	**-**
Movement in translation reserve				
Share of reserves of associates	(472)	-	-	-
Translation reserve	1,420	(120)	-	-
Net increase/(decrease) in net assets resulting from movement in translation reserves	**948**	**(120)**	**-**	**-**
Total increase/(decrease) in net assets	**760,992**	**138,699**	**674,061**	**138,744**
Balance as at end of period	**3,361,492**	**1,581,409**	**3,226,384**	**1,581,454**

1(d)(ii) Statement of changes in unitholders' funds (1H 2007 vs 1H 2006)

	Group		Trust	
	1H 2007 S$'000	1H 2006 S$'000	1H 2007 S$'000	1H 2006 S$'000
Balance as at beginning of period	**2,612,414**	**1,456,346**	**2,563,034**	**1,456,346**
Operations				
Net increase in net assets resulting from operations	781,914	157,180	697,603	157,105
Unitholders' transactions				
Creation of new units:				
- Manager's management fee	3,072	-	3,072	-
Distribution to unitholders	(37,325)	(31,997)	(37,325)	(31,997)
Net increase/(decrease) in net assets resulting from unitholders' transactions	**(34,253)**	**(31,997)**	**(34,253)**	**(31,997)**
Movement in translation reserve				
Share of reserves of associates	(472)	-	-	-
Translation reserve	1,889	(120)	-	-
Net increase/(decrease) in net assets resulting from movement in translation reserves	**1,417**	**(120)**	**-**	**-**
Total increase/(decrease) in net assets	**749,078**	**125,063**	**663,350**	**125,108**
Balance as at end of period	**3,361,492**	**1,581,409**	**3,226,384**	**1,581,454**

1(e)(i) Details of any change in the units (2Q 2007 vs 2Q 2006)

	Trust	
	2Q 2007 Units	2Q 2006 Units
Balance as at beginning of period	**1,383,002,504**	**896,270,700**
Issue of new units:		
- in settlement of the manager's management fee in relation to CCT's 60% interest in Raffles City through RCS Trust	553,244	-
Balance as at end of period	**1,383,555,748**	**896,270,700**

1(e)(ii) Details of any change in the units (1H 2007 vs 1H 2006)

	Trust	
	1H 2007 Units	**1H 2006** Units
Balance as at beginning of period	**1,382,389,511**	**896,270,700**
Issue of new units:		
- in settlement of the manager's management fee in relation to CCT's 60% interest in Raffles City through RCS Trust	1,166,237	-
Balance as at end of period	**1,383,555,748**	**896,270,700**

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 December 2006 except as noted in item 5 below.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

With the introduction of FRS 40: Investment Property with effect from 2007, Earnings per Unit are computed based on Total Return for the Period after Tax. Prior to this, Earnings per Unit were computed based on Net Income after Tax.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

Earnings per unit

In computing the EPU, the weighted average number of units for the period is used for the computation. Comparative EPU have been restated to be consistent with current period's presentation.

	Group		Trust	
	2Q 2007	**2Q 2006**	**2Q 2007**	**2Q 2006**
Weighted average number of units for the period	1,383,367,280	896,270,700	1,383,367,280	896,270,700
Earnings per unit (EPU)				
Based on the weighted average number of units for the period	54.83¢	15.49¢	48.61¢	15.48¢
Based on fully diluted basis	54.83¢	15.49¢	48.61¢	15.48¢

	Group		Trust	
	1H 2007	**1H 2006**	**1H 2007**	**1H 2006**
Weighted average number of units for the period	1,383,063,979	896,270,700	1,383,063,979	896,270,700
Earnings per unit (EPU)				
Based on the weighted average number of units for the period	56.53¢	17.54¢	50.44¢	17.53¢
Based on fully diluted basis	56.53¢	17.54¢	50.44¢	17.53¢

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

Distribution per unit

In computing the DPU, the number of units as at the end of each period is used for the computation. The DPU for the Group and Trust are the same.

	2Q 2007	**2Q 2006**	**1H 2007**	**1H 2006**
Number of units in issue as at end of period	1,383,555,748	896,270,700	1,383,555,748	896,270,700
Distribution per unit (DPU)				
Based on the number of units in issue as at end of period	2.12¢	1.77¢	4.23¢	3.49¢

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	Group		Trust	
	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006
NAV per unit	S$2.43	S$1.89	S$2.33	S$1.85
Adjusted NAV per unit (excluding the distributable income to unitholders)	S$2.39	S$1.86	S$2.29	S$1.83

8 Review of the performance

	Group			
	2Q 2007 S$'000	2Q 2006 S$'000	1H 2007 S$'000	1H 2006 S$'000
Statement of Total Return				
Gross revenue	59,436	31,102	117,400	60,768
Property operating expenses	(15,981)	(7,323)	(31,012)	(15,162)
Net property income	43,455	23,779	86,388	45,606
Interest income	239	217	558	579
Other income	-	-	428	-
(Loss)/Gain from re-measurement of derivatives	891	2,268	(3,592)	5,194
Manager's management fees	(3,351)	(1,592)	(6,501)	(3,164)
Trust expense	(935)	(532)	(1,776)	(1,197)
Borrowing costs	(12,322)	(5,968)	(24,067)	(10,485)
Net income	**27,977**	**18,172**	**51,438**	**36,533**
Share of profit of associate	480	-	480	-
Net appreciation on revaluation of investment properties	730,220	120,665	730,220	120,665
Total return for the period before income tax	**758,677**	**138,837**	**782,138**	**157,198**
Income tax	(192)	(18)	(224)	(18)
Total return for the period after income tax	**758,485**	**138,819**	**781,914**	**157,180**

	Group			
	2Q 2007 S$'000	2Q 2006 S$'000	1H 2007 S$'000	1H 2006 S$'000
Distribution Statement				
Net income	**27,977**	**18,172**	**51,438**	**36,533**
Net tax adjustments	1,478	(2,224)	7,304	(5,191)
Adjustments	(177)	(93)	(216)	(93)
Income available for distribution to unitholders	29,278	15,855	58,526	31,249
Distributable income to unitholders	**29,278**	**15,855**	**58,526**	**31,249**
Earnings per unit (cents)	54.83¢	15.49¢	56.53¢	17.54¢
Distribution per unit (cents)	2.12¢	1.77¢	4.23¢	3.49¢

Review of performance 2Q 2007 vs 2Q 2006

Gross revenue for 2Q 2007 was higher than 2Q 2006 by S$28.3 million or 91.1%. This was mainly due to the consolidation of CCT's 60% interest in RCS Trust (approximately S$24.4 million) which was acquired in September 2006, higher rental income from the other buildings of S$2.8 million, higher car park income and other income.

Property operating expenses were higher in 2Q 2007 by S$8.7 million or 118.2%. This was mainly due to the consolidation of property operating expenses from CCT's 60% interest in RCS Trust, higher property tax and utility costs. This was partly offset by lower maintenance cost incurred for the CCT properties.

Trust expenses were higher in 2Q 2007 by S$0.4 million or 75.8% due to higher professional fees. Borrowing costs were higher in 2Q 2007 by S$6.4 million or 106.5% due mainly to the consolidation of additional borrowings for CCT's 60% interest in the borrowings of RCS Trust (S$519.6 million) and higher interest costs arising from the S$153.3 million term loan which reverted to floating rate in March 2007. Interest rate swap contracts for S$390 million had been put in place to fix the interest costs for periods of between 5 and 7 years, thus extending the weighted average term to expiry to 4.1 years as at 30 June 2007. This resulted in an average all-in interest rate of 4.0%.

Gain from the re-measurement of derivatives relates to the fair value of the interest rate swaps which amounted to an unrealised gain of S$0.9 million.

Review of performance 1H 2007 vs 1H 2006

Gross revenue for 1H 2007 was higher than 1H 2006 by S$56.6 million or 93.2%. This was mainly due to the consolidation of CCT's 60% interest in RCS Trust (approximately S$48.3 million) which was acquired in September 2006 as well as higher rental income, car park income and other income.

Property operating expenses for 1H 2007 were higher than 1H 2006 by S$15.9 million or 104.6%. This was mainly due to the consolidation of property operating expenses from CCT's 60% interest in the property operating expenses of RCS Trust, higher property tax and utility costs partly offset by lower maintenance cost incurred for the CCT properties.

Trust expenses were higher in 1H 2007 by S$0.6 million or 48.4% due to higher professional fees. Borrowing costs were higher in 1H 2007 by S$13.6 million or 129.5% due to the additional borrowings for RCS Trust (CCT's 60% interest amounting to S$519.6 million) as well as higher interest cost due to the S$153.3 million term loan which was reverted to floating rate in March 2007.

Net appreciation on revaluation of investment properties

The net appreciation on revaluation of investment properties is a non tax-chargeable item and has no impact on the taxable income or distributable income to unitholders.

In accordance with the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore, valuations of investment properties are to be conducted at least once in every 12 months. Any increase or decrease in value is credited or charged to the Statement of Total Return as net appreciation or depreciation on revaluation of investment properties.

As at 1 June 2007, independent valuations were conducted by CB Richard Ellis for the CCT properties and Raffles City, using the Investment Method and Discounted Cash Flow analysis with the Direct Comparison Approach being used as a check against the Investment Method. As at 14 May 2007, independent valuation was conducted by PPC International Sdn Bhd for Wisma Technip principally by the Comparison Method of valuation.

The portfolio, comprising Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park, Market Street Car Park, CCT's 60% interest in Raffles City and Wisma Technip, was revalued at S$4,555.1 million . The total book value of the portfolio prior to the revaluation was S$3,824.8 million. The total net appreciation on revaluation of investment properties of S$730.2 million was added to the Statement of Total Return.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Statement of Total Return (Actual vs Forecast)

	1 January 2007 to 30 June 2007			
	Group	Adjusted Group[1]		
	Actual S$'000	Actual S$'000	Forecast[2] S$'000	Change %
Gross rental income	105,517	103,295	99,219	4.1
Car park income	7,766	7,611	6,438	18.2
Other income	4,117	3,864	2,872	34.6
Gross revenue	**117,400**	**114,771**	**108,529**	**5.8**
Property management fees	(3,474)	(3,298)	(3,083)	7.0
Property tax	(9,230)	(9,064)	(8,351)	8.5
Other property operating expenses	(18,308)	(17,836)	(18,202)	(2.0)
Property operating expenses	**(31,012)**	**(30,198)**	**(29,636)**	**1.9**
Net property income	**86,388**	**84,573**	**78,893**	**7.2**
Interest income	558	523	240	117.9
Investment income	-	642	746	(13.9)
Other income	428	428	-	Nm
Loss from re-measurement of derivatives	(3,592)	(3,592)	-	Nm
Manager's management fees	(6,501)	(6,501)	(5,858)	11.0
Trust expenses	(1,776)	(1,559)	(1,167)	33.6
Borrowing costs	(24,067)	(23,415)	(23,846)	(1.8)
Net income	**51,438**	**51,099**	**49,008**	**4.3**
Net tax adjustments	7,304	7,304	3,464	110.9
Other adjustments	(216)	123	-	Nm
Income available for distribution to unitholders	**58,526**	**58,526**	**52,472**	**11.5**
Distributable Income to unitholders	**58,526**	**58,526**	**52,472**	**11.5**
Distribution per unit (in cents)				
For the period	**4.23¢**	**4.23¢**	**3.78¢[3]**	**11.9**
Annualised	**8.53¢**	**8.53¢**	**7.62¢[3]**	**11.9**

Footnotes

(1) Adjusted Group results are after including CCT's proportionate interest (60%) in RCS Trust on a line-by-line basis and the results of Aragorn is accounted for as "Investment Income".

(2) The forecast is based on management's forecast for the period 1 January 2007 to 30 June 2007. This, together with the forecast for the period 1 July 2007 to 31 December 2007, is the forecast shown in the CCT Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

(3) In the CCT Circular, the forecast DPU was calculated based on an assumed issue price of S$1.65 cents per unit for the equity fund raising to acquire Raffles City. With the actual issue price of new units at S$1.68 cents per unit, the forecast DPU is re-calculated based on the actual number of new units issued.

9(ii) Breakdown of total gross revenue (by property)

	Adjusted Group[1] 1 January 2007 to 30 June 2007		
	Actual S$'000	**Forecast[2]** S$'000	**Change** %
Capital Tower	21,192	21,277	(0.4)
6 Battery Road	18,278	16,548	10.5
HSBC Building	4,279	4,279	-
Starhub Centre	6,650	6,421	3.6
Robinson Point	3,366	3,225	4.4
Bugis Village	4,532	3,908	16.0
Golden Shoe Car Park	4,885	4,247	15.0
Market Street Car Park	3,257	2,816	15.7
Sub-Total	**66,439**	**62,721**	**5.9**
60% Interest in Raffles City	48,332	45,808	5.5
Total gross revenue	**114,771**	**108,529**	**5.8**

9(iii) Breakdown of net property income (by property)

	Adjusted Group[1] 1 January 2007 to 30 June 2007		
	Actual S$'000	**Forecast[2]** S$'000	**Change** %
Capital Tower	14,612	14,920	(2.1)
6 Battery Road	13,369	11,833	13.0
HSBC Building	4,250	4,259	(0.2)
Starhub Centre	4,984	4,642	7.4
Robinson Point	2,311	2,194	5.3
Bugis Village	3,596	3,010	19.5
Golden Shoe Car Park	3,742	3,022	23.8
Market Street Car Park	2,534	1,989	27.4
Sub-Total	**49,398**	**45,869**	**7.7**
60% Interest in Raffles City	35,175	33,024	6.5
Total net property income	**84,573**	**78,893**	**7.2**

Footnotes

(1) Adjusted Group results are after including CCT's proportionate interest (60%) in RCS Trust on a line-by-line basis and the results of Aragorn is accounted for as "Investment Income".

(2) The forecast is based on management's forecast for the period 1 January 2007 to 30 June 2007. This, together with the forecast for the period 1 July 2007 to 31 December 2007, is the forecast shown in the CCT Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City.

Review of the performance

Gross revenue was higher than forecast by S$6.2 million or 5.8% on a portfolio basis. This was due mainly to the contribution from increased rental income, car park income and other income but was partially offset by lower rental income from Capital Tower due to the on-going re-configuration works.

Actual property operating expenses were higher than forecast by S$0.6 million or 1.9% due to higher property tax resulted from the revision of annual value. This was partly offset by lower maintenance cost. As a result, the net property income was higher by S$5.7 million or 7.2%.

The trust expenses were higher than forecast by S$0.4 million or 33.6% mainly due to higher unitholders' expenses incurred.

The net tax adjustment included the add-back of the loss from measurement of derivatives and the management fees paid in units (for RCS Trust) which were non-tax deductible items.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

The Singapore economy outperformed all forecasts to record the highest growth in the last five quarters. Advance estimates by the Ministry of Trade and Industry showed that real GDP rose by 8.2% in 2Q 2007 as compared to the same period last year, up from 6.4% in the previous quarter. On a quarter-to-quarter seasonally adjusted annualised basis, real GDP grew by 12.8%, following an 8.5% gain in 1Q 2007.

While demand for office space was strong in 2Q 2007, leasing activities were confined to smaller space of about 2,000 to 9,000 sq ft due to limited availability of large contiguous space. Corporate occupiers are starting to show greater acceptance to relocate to business parks while some financial institutions are prepared to move support functions out of the prime CBD to take advantage of the widening rental differential.

According to CB Richard Ellis ("CBRE"), average prime office rents rose 22% in 2Q 2007 to S$10.50 psf per month, a 75% increase from a year ago. Prime rents have exceeded the 1996 peak of S$9.90 psf per month and are fast closing on the 1990 historical peak of S$11.50 psf per month. Grade A office rents averaged S$12.40 psf per month, reflecting a 17% increase quarter-on-quarter and an 82% increase year-on-year.

Further rental upside is expected with office supply remaining tight in the next two to three years. However, property consultants expect the pace of rental increases to be tempered due to increasing tenants' resistance and growing acceptance of lower cost locations such as the business parks.

Given the current global interest rate environment, Singapore dollar interest rates is expected to rise in the coming months. As the current CCT loan portfolio is 92% fixed, CCT is well-hedged against interest rate movements.

Outlook for 2007

The manager of CCT expects to perform better than the forecast distribution of 7.60 cents per unit for the projection year 1 January 2007 to 31 December 2007 as shown in the CCT Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City, adjusted for the actual number of new units issued based on an issue price of S$1.68 per unit.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	Distribution for the period from 1 January 2007 to 30 June 2007
Distribution type	i) Taxable income ii) Tax-exempt income
Distribution rate	i) Taxable income distribution – 4.188 cents per unit ii) Tax-exempt income distribution – 0.042 cents per unit
Par value of units	Not meaningful
Tax rate	<u>Taxable income distribution</u> Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate 18%. <u>Tax-exempt income distribution</u> Tax-exempt income distribution is exempt from tax in the hands of all unitholders. Tax-exempt income relates to the net income from the investment in junior bonds of Aragorn ABS Berhad and income distribution received from Quill Capita Trust.
Books closure date	31 July 2007
Date payable	28 August 2007

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial periods? Yes.

Name of distribution	Distribution for the period from 1 January 2006 to 31 August 2006 (being the day immediately prior to the date on which new units were issued pursuant to the equity funds raising exercise for the acquisition of Raffles City (see the Circular dated 15 August 2006)).
Distribution type	i) Taxable income ii) Tax-exempt income
Distribution rate	i) Taxable income distribution – 4.58 cents per unit ii) Tax-exempt income distribution – 0.05 cents per unit
Par value of units	Not meaningful
Tax rate	<u>Taxable income distribution</u> Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate 20%. <u>Tax-exempt income distribution</u> Tax-exempt income distribution is exempt from tax in the hands of all unitholders. Tax-exempt income relates to the net income from the investment in junior bonds of Aragorn ABS Berhad.
Books closure date	31 August 2006
Date paid	26 September 2006

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and Trust (comprising the balance sheets as at 30 June 2007 and the results of business, statement of total return & distribution statement, cash flow statement and statement of changes in unitholders' funds for the six months ended on that date, together with their accompanying notes, to be false or misleading in any material respect.

On behalf of the Board
CapitaCommercial Trust Management Limited

David Tan Wei-Son
Chief Executive Officer/Director

Kee Teck Koon
Non-Executive Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Any discrepancies in the tables included in this announcement between the listed amounts and total thereof are due to rounding.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
20 July 2007

CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
20 July 2007

CCT Achieved DPU Growth of 21.2% for 1H 2007

Propose to acquire new mixed development Wilkie Edge

Singapore, 20 July 2007 – The manager of CapitaCommercial Trust ("CCT"), CapitaCommercial Trust Management Limited (the "Manager"), is pleased to announce a distributable income of S$58.5 million to unitholders of CCT ("Unitholders") for the financial period from 1 January 2007 to 30 June 2007 ("1H 2007"). This is a 87.3% increase over the S$31.2 million reported for the corresponding period in 2006 ("1H 2006"). Distribution per unit ("DPU") for 1H 2007 was 4.23 cents or 8.53 cents (annualised), which was 21.2% higher than the 1H 2006 DPU of 3.49 cents or 7.03 cents (annualised). This is also 11.9% higher than the forecast DPU of 3.78 cents or 7.62 cents (annualised), as stated in the CCT circular dated 15 August 2006 (the "Circular Forecast"). At an annualised DPU of 8.53 cents for 1H 2007, CCT's distribution yield is 2.9% based on the closing price of S$2.90 per unit on 19 July 2007.

The books closure date to determine the entitlement to the 1H 2007 DPU of 4.23 cents is 31 July 2007 and Unitholders can expect to receive their distribution payment by 28 August 2007.

Summary of CCT Results

1 January 2007 to 30 June 2007	**Actual S$'000**	**Forecast S$'000**	**Variance %**
Gross Revenue	114,771	108,529	5.8
Net Property Income	84,573	78,893	7.2
Distributable Income	**58,526**	**52,472**	**11.5**
Distribution Per Unit			
For the period	4.23¢	3.78¢	11.9
Annualised	8.53¢	7.62¢	11.9
Distribution Yield Based on S$2.90 per unit (closing as at 19 Jul 07)	2.9%	2.6%	N.A.

Mr Richard Hale, Chairman of the CapitaCommercial Trust Manager said, "CapitaCommercial Trust has achieved excellent results in the first half. With the continuing strong economic growth in Singapore, the trust's net asset value and its average rent have also been on the rise. To maintain future growth, besides buying completed buildings, our core strategy will include acquiring buildings under development on a pre-commitment basis and taking direct stakes in development projects, both in Singapore and abroad. In Singapore today, we are announcing the acquisition of Wilkie Edge, a mixed project currently under development which is strategically located at the fringe of the Downtown Core. Overseas, we have invested in the Malaysia Commercial Development Fund which invests in new commercial developments in Malaysia. With the acquisition of Wilkie Edge, our total assets will grow to approximately S$4.8 billion. We will continue to actively seek opportunities to generate long term value and deliver sustainable total returns to our Unitholders."

Mr David Tan, Chief Executive Officer added, "The accretive acquisition of Raffles City in September 2006 and higher office rents have translated into stronger financial performance for CCT year-on-year. With the buoyant office market, the portfolio has registered an increase in valuation of S$730.2 million, bringing the net asset value per unit to S$2.39 on an adjusted basis. We are also acquiring development projects which will add to our portfolio. The acquisition of Wilkie Edge before its completion will allow us to shape the ideal tenant mix and profile. CCT remains committed to sustainable consumption and protecting the environment. To this end, in May 2007, two more of CCT's assets, HSBC Building and Raffles City were accredited with the Green Mark Award. Capital Tower has also maintained its Green Mark Gold accreditation since it first received the award in May 2005."

Proposed Acquisition of Wilkie Edge

CCT has signed a conditional sale and purchase agreement with CapitaLand Selegie Pte Limited, an indirect wholly-owned subsidiary of CapitaLand Limited, to acquire Wilkie Edge, a proposed 12-storey mixed development comprising office, retail and serviced apartment units with basement car park and ancillary facilities. With a gross floor area of about 29,812 sq m, it is still under development and targeted to complete in the fourth quarter of 2008.

The purchase consideration for Wilkie Edge is S$262.0 million (about S$1,177 psf based on total net lettable area). Additionally, CCT will grant the vendor and/or its nominee an option to lease the serviced apartments for the remainder of the 99 year leasehold less one day, for a consideration of S$79.3 million. The option period is three months. In the event the option is exercised, the purchase consideration to CCT will be reduced to S$182.7 million (about S$1,313 psf based on total net lettable area) for the office and retail components as well as the common areas including car parks.

The transaction is conditional upon CCT getting its Unitholders' approval to purchase the property as this is an interested party transaction. Please refer to the SGXnet announcement dated 20 July 2007 and the Appendix for more details.

Higher Net Asset Value of S$2.39 Per Unit

As at 1 June 2007, the CCT portfolio was revalued at S$4.6 billion, resulting from an increase in valuation of S$730.2 million. The nine properties in Singapore were valued by CB Richard Ellis (Pte) Ltd ("CBRE"), while Wisma Technip in Malaysia was valued by PPC International Sdn Bhd. CCT's adjusted net asset value (after deducting the distributable income) is S$2.39 per unit as at 30 June 2007, 28.5% above S$1.86 per unit as at 31 December 2006.

Office Lease Expiry Profile Gives Rental Upside

For 1H 2007, rental rates registered robust growth as the weighted average rent increase achieved was 66.0% against preceding rent and 24.9% against forecast rent for both new leases and renewals. With over 50% of office leases (by gross rent) expiring in 2008 and 2009, they will provide rental growth opportunities for CCT going forward.

Sale of Wisma Technip to QCT

To align its strategy in Malaysia, CCT is selling Wisma Technip to Quill Capita Trust ("QCT") for a purchase consideration of RM125 million (S$56.1 million[1]). CCT stands to gain RM4.4 million (S$2.0 million[1]). The sale is expected to be completed by fourth quarter 2007. An extraordinary general meeting of QCT's unitholders will be held on 8 August 2007 to seek approval for the proposed placement of up to 251.4 million new units

[1] Based on exchange rate of S$1.00 to RM0.449

in QCT and the proposed increase in the existing approved fund size to a maximum of 490.1 million units amongst other resolutions.

Looking Ahead

CCT will continue to benefit from the strong rental reversions in its portfolio due to the robust office rental growth in Singapore over the next two years. The completion of the Raffles City asset enhancement work by the end of 2007 is expected to generate additional income for the trust. On the acquisition front, CCT has diversified into other geographical markets such as Malaysia via Quill Capita Trust. As the prospects of office market rentals in Asia remain positive, CCT will look at acquiring commercial assets in Asia including Vietnam.

-END-

About CapitaCommercial Trust (www.cct.com.sg)

CCT is Singapore's first commercial REIT with a market capitalisation of S$4.0 billion based on the closing price of S$2.90 per unit on 19 July 2007. It aims to own and invest in real estate and real estate-related assets which are income producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$4.6 billion portfolio with nine prime properties in Singapore's Central Business District and Downtown Core and, an office asset in Kuala Lumpur's Golden Triangle. The properties are Capital Tower, 6 Battery Road, HSBC Building, Raffles City (60% interest through RCS Trust), Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park in Singapore, and Wisma Technip (through an investment in junior bonds) in Kuala Lumpur. In addition, CCT is a substantial unitholder of QCT with a 30% stake and has committed to take a 7.4% stake in Malaysia Commercial Development Fund (MCDF). QCT is a commercial REIT listed on the Bursa Malaysia Securities Berhad, with an initial portfolio of four commercial properties in Cyberjaya. MCDF is CapitaLand's first and largest Malaysia private real estate fund, with focus on real estate development properties primarily in Kuala Lumpur and the Klang Valley.

CCT has been accorded an "A3" corporate rating with a stable rating outlook by Moody's Investor Service. CCT is managed by an external manager, CapitaCommercial Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

Issued by:

CapitaCommercial Trust Management Limited

(Company registration no. 200309059W)

Media Contact	**Analyst & Investor Contact**
Julie Ong DID: (65) 6826 5812 Mobile: (65) 9734 0122 Email: julie.ong@capitaland.com.sg	Ho Mei Peng DID: (65) 6826 5586 Mobile: (65) 9668 8290 Email: ho.meipeng@capitaland.com.sg

Appendix

Wilkie Edge (WE)

Location

1. Wilkie Edge is a proposed 12-storey mixed development located along Selegie Road, at its junction with Wilkie Road at the fringe of the Downtown Core. Set in the heart of the Arts, Culture, Learning and Entertainment hub of downtown Singapore, Wilkie Edge is within a 10-minute walk from Dhoby Ghaut MRT station, the only MRT interchange in Singapore for the North-South and North-East MRT Line.

2. Urban Redevelopment Authority's plan to transform Selegie / Bras Basah / Bugis area into an Arts, Culture, Learning and Entertainment hub is expected to inject life and vibrancy in the vicinity. Shopper traffic will also be spurred by students and expatriate staff from Singapore Management University (SMU) campus located nearby. As such, it is expected that the development when completed, will benefit from the stream of both locals and tourists attracted to that area.

Details of Proposed Development

1. Wilkie Edge is a proposed 12-storey mixed development with a total gross floor of about 29,812 sq m, comprising:

   - Retail offerings on levels 1 and 2
   - Office from levels 3 to 8
   - Serviced Apartments with 154 apartment units from levels 6 to 12; and approximately 215 car park lots at basements 1 and 2

2. Key details of the proposed development:

Land Plot	Lot 230C TS 19
Land Tenure	99 year lease wef 21 February 2006
Site Area (sq m)	7,097
Plot Ratio	4.2
Gross Floor Area (sq m)[1]	29,812
Net Lettable Area (sq m)[1]	Office: 9,588 Retail: 3,396 (inclusive of 155 sq m of outdoor recreational area) Serviced Apartments: 154 rooms (option for lease)
No. of Car Park Lots	Approximately 215
TOP	End Oct 2008

Note:
(1) subject to change

IMPORTANT NOTICE

The past performance of CapitaCommercial Trust ("CCT") is not indicative of the future performance of CCT. Similarly, the past performance of CCT Manager is not indicative of the future performance of the CCT Manager.

The value of units in CCT ("CCT Units") and the income derived from them may fall as well as rise. The CCT Units are not obligations of, deposits in, or guaranteed by, the CCT Manager. An investment in the CCT Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the CCT Manager redeem or purchase their CCT Units while the CCT Units are listed. It is intended that holders of the CCT Units may only deal in their CCT Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the CCT Units on the SGX-ST does not guarantee a liquid market for the CCT Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the CCT Manager on future events.

CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

NOTICE OF BOOKS CLOSURE
AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaCommercial Trust ("**CCT**") will be closed at **5.00 p.m.** on **Tuesday, 31 July 2007** (the "**Books Closure Date**") for the purpose of determining unitholders' entitlements to CCT's distribution of 4.23 cents per unit in CCT ("**Unit**") for the period of 1 January 2007 to 30 June 2007 (the "**Distribution**").

Holder of CCT units ("**Unitholders**") whose securities accounts with The Central Depository (Pte) Limited are credited with Units as the Books Closure Date will be entitled to the Distribution to be paid on **Tuesday, 28 August 2007.**

DECLARATION FOR SINGAPORE TAX PURPOSES

The Distribution will comprise two types of distribution - distribution of taxable income ("**taxable income distribution**") and distribution of tax-exempt income ("**tax-exempt income distribution**").

The tax-exempt income distribution is exempt from tax in the hands of all Unitholders. No tax will be deducted at source from such distribution.

Tax will be deducted at source from the taxable income distribution in certain circumstances. The following section describes the circumstances in which tax will or will not be deducted from such distribution, which is referred therein as "distribution".

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross distribution, i.e. no tax will be deducted at source. The distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross distribution, but will have to pay income tax later at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from the unit registrar of CCT, Lim Associates (Pte) Ltd, and will have to complete and return Form A to Lim Associates (Pte) Ltd. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form A, HSBC Institutional Trust Services (Singapore) Limited, as trustee of CCT (the "**Trustee**"), and CapitaCommercial Trust Management Limited, as manager of CCT (the "**Manager**") will be obliged to deduct tax at the rate of 18 per cent. from the distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund ("**CPF**") accounts or Supplementary Retirement Scheme ("**SRS**") accounts will receive a gross distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (Non-Individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their distribution net of 10 per cent. tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Lim Associates (Pte) Ltd and will have to complete and return Form A to Lim Associates (Pte) Ltd. The Trustee and the Manager will be obliged to deduct tax at the rate of 18 per cent. from the distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross distribution. Nominees who hold their units for the benefit of qualifying foreign (non-individual) investors will receive a distribution net of 10 per cent. tax. This is provided the nominees furnish certain particulars of the beneficiaries to the Trustee and the Manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declarations by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Lim Associates (Pte) Ltd and will have to complete and return Form B to Lim Associates (Pte) Ltd. The Trustee and the Manager will be obliged to deduct tax at the rate of 18 per cent. from the distribution if Form B is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their distribution net of 18 per cent. tax. These Unitholders do not need to return any forms.

IMPORTANT REMINDER

Last Date and Time for Return of the Forms

Lim Associates (Pte) Ltd will despatch the relevant forms to Unitholders on or around 3 August 2007.

Unitholders must complete and return the applicable form to Lim Associates (Pte) Ltd's office by **5.00 p.m.** on **Wednesday, 15 August 2007** in order to receive a gross distribution or a distribution net of 10 per cent. tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The distribution is considered as income for the year 2007. Beneficial owners of the distribution, other than those who are exempt from tax on the distribution or who are entitled to the reduced tax rate of 10 per cent., are required to declare the gross distribution as taxable income in their income tax return for the year of assessment 2008.

IMPORTANT DATES AND TIMES

31 July 2007 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CCT
By 15 August 2007 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
28 August 2007	Payment of Distribution

For enquiries, please contact Ms Ho Mei Peng (email : ho.meipeng@capitaland.com.sg) at 6536 1188 or visit our website at <www.cct.com.sg>.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
20 July 2007

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

CapitaCommercial Trust


Bugis Village

1H 2007 Financial Results

20 July 2007

CapitaCommercial Trust

Agenda

1. 1H Results Highlights
2. 1H 2007 Results
   - Financials
   - Portfolio Update
3. Strong Market Fundamentals
4. CCT's Growth Strategies
5. Proposed Acquisition of Wilkie Edge

Supplementary Slides

6. CCT's Portfolio

CapitaCommercial Trust

Highlights

- Asset size increase to S$4.6 billion
- Market cap about S$4.0 billion[1]
- 1H DPU of 4.23 cents above forecast[2] by 11.9%
- Net asset value up by 28% to S$2.39
- Gearing level now at 25.5%
- Proposed to acquire Wilkie Edge for S$262.0 million

Notes:
1. Based on closing price of S$2.90 per unit as at 19 July 2007.
2. As stated in the Circular dated 15 August 2006 for the equity fund raising of Raffles City

CapitaCommercial Trust

Total Return - Sterling Outperformance

Price performance


150
100
50
0
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
May-04 Jun-04 Jul-04 Aug-04 Sep-04 Oct-04 Nov-04 Dec-04 Jan-05 Feb-05 Mar-05 Apr-05 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05 Dec-05 Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 Aug-06 Sep-06 Oct-06 Nov-06 Dec-06 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07
Volume CCT STI SESPROP

Source: Bloomberg as at 17 July 2007

Total Return[2]	Since Listing[3]	Past 12 Months
CCT	**218%**	**77%**
SESProp Index	356%	119%
STI Index	129%	63%
MSCI Singapore (no dividends)	104%	63%

Notes:
1. Based on the closing price of S$2.93 as at 29 Jun 07
2. Total return calculated based on unit/share price appreciation and distributions reinvested in stock/index
3. CCT's listing date was 11 May 2004

CapitaCommercial Trust

Strong and Steady DPU Growth



DPU (cents)
8.50
8.00
7.50
7.00
6.50
6.00
5.50
5.00
5.68[1]
6.32
6.31[2]
6.81
7.02[3]
7.33
7.62[4]
8.53
7.60[5]
15 May to 31 Dec 2004 (Annualised)
1 Jan to 31 Dec 2005
1 Jan to 31 Dec 2006
1 Jan to 30 Jun 2007 (Annualised)
FY 2007 Forecast
Forecast
Actual

Notes:

1. As stated in CCT's Introductory Document dated 16 March 2004
2. As stated in CCT's Offer Information Statement dated 21 April 2005 in relation to the acquisition of HSBC Building
3. As stated in the Circular dated 15 August 2006 for the equity fund raising of Raffles City
4. Annualised based on the forecast shown in the Circular dated 15 August 2006 for the equity fund raising of Raffles City and adjusted for the actual number of new units issued
5. Based on the forecast shown in the Circular dated 15 August 2006 for the equity fund raising of Raffles City and adjusted for the actual number of new units issued

CapitaCommercial Trust



1H 2007 Financial Results

CapitaCommercial Trust

Outperforms 1H 06 By 21.2%

	Actual		
	1H 2007 S$'000	1H 2006 S$'000	Var. %
Gross Revenue	114,771	59,812	91.9
Net Property Income	84,573	44,948	88.2
Distributable Income	58,526	31,249	87.3
Distribution Per Unit	**4.23¢**	**3.49¢**	**21.2**
Annualised DPU	8.53¢	7.03¢	21.3
Distribution Yield	2.91%[1]	4.23%[2]	Nm

Notes:
1. Based on CCT unit closing price of S$2.93 as at 29 June 2007
2. Based on CCT unit closing price of S$1.66 as at 30 June 2007

1H 2007 Outperformed Forecast by 11.9%

	1 Jan 2007 to 30 Jun 2007		
	Actual S$'000	Forecast[1] S$'000	Var. %
Gross Revenue	114,771	108,529	5.8
Net Property Income	84,573	78,893	7.2
Distributable Income	58,526	52,472	11.5
Distribution Per Unit	**4.23¢**	**3.78¢**	**11.9**
Annualised DPU	8.53¢	7.62¢	11.9
Distribution Yield[2]	2.91%	2.60%	11.9

Notes:

1. The forecast is based on management's forecast for the period 1 January 2007 to 30 June 2007. This, together with the forecast for the period 1 July 2007 to 31 December 2007, is the forecast shown in the CCT Circular to unitholders dated 15 August 2006 for the equity fund raising to acquire Raffles City
2. Based on CCT unit closing price of S$2.93 as at 29 June 2007

CapitaCommercial Trust

1H 07 Distribution of 4.23¢

CapitaComm

Distribution Period	From 1 Jan 2007 to 30 Jun 2007
Distribution Per Unit	4.23 cents Taxable - 4.188 cents Tax-exempt - 0.042 cents

Distribution Timetable

Trading on "Ex" Basis	27 July 2007
Books Closure Date	31 July 2007
Distribution Payment Date	28 August 2007

Total Assets at S$4.6 Bil; NAV at S$2.39

	30 Jun 2007 S$'000	31 Dec 2006 S$'000
Non-current assets[1]	4,533,273	3,844,534
Current assets[2]	104,478	47,223
Total assets	**4,637,751**	**3,891,757**
Current liabilities[3]	121,316	131,919
Non-current liabilities	1,154,943	1,147,424
Net assets	**3,361,492**	**2,612,414**
Unitholders' funds	**3,361,492**	**2,612,414**

NAV	
30 June 2007	$ 2.43
31 December 2006	$ 1.89
Adjusted NAV [4]	
30 June 2007	$ 2.39
31 December 2006	$ 1.86

Notes:
1. The increase is due to the net appreciation on revaluation of investment properties and investment in MCDF, offset by the reclassification of Wisma Technip to current assets as Wisma Technip will be divested and the sales is expected to be completed by 4th quarter 2007
2. The increase is due to the reclassification of Wisma Technip
3. The decrease is due to the repayment of bridge loan amounting to S$13.5 million from DBS Bank
4. Assuming the distribution income has been paid out to the unitholders

CapitaCommercial Trust

Increase in Values

S$'000	Valuation as at 1 Dec 2006	Valuation as at 1 Jun 2007	Increase from 1 Dec 2006
Capital Tower	807,000	1,090,000	35%
6 Battery Road	810,000	1,031,000	27%
HSBC Building	193,000	229,600	19%
Starhub Centre	252,000	295,000	17%
Robinson Point	124,000	169,000	36%
Bugis Village	70,000	70,000	0%
Golden Shoe Car Park	96,000	110,000	15%
Market Street Car Park	52,000	59,000	13%
Wisma Technip	51,239	54,880	7%
Raffles City (60%)	1,359,600	1,446,600	6%
Existing Properties	**3,814,839**	**4,555,080**	**19%**

NAV Increased 28% With Asset Valuation

Net appreciation in asset value S$730.2m

- Due to expected rise in rentals
- Portfolio asset value increase by 19%[1]
- Adjusted NAV[2] increased by 28% to S$2.39 per unit from S$1.86 per unit in Dec 2006
- Increase is credited to statement of total return, but has NO IMPACT on distributable income

Notes:

1. Comparing the 1 June 2007 valuation against the aggregated value of assets based on 1 December 2006 valuation for Capital Tower, 6 Battery Road, HSBC Building, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park, the acquisition costs of Raffles City, Wisma Technip and additional capital expenditure incurred in FY 2006
2. Adjusted NAV is net of the distributable income to be paid by 28 August 2007

CapitaCommercial Trust

Strong Financial Ratios

	31 Dec 06	30 Jun 07
Total Debt	S$1,189.1m	S$1,175.6m
Interest Coverage[1]	3.6 times	3.4 times
Gearing Ratio[2]	30.8%	25.5%
Average Cost of Debt	3.8%	4.0%
Average Fixed Rate Term to Expiry[3]	4.4 years	4.1 years
Corporate Rating (Moody's)	"A3"	"A3"

Notes:

1. Ratio of net investment income before interest and tax of CCT Trust and RCS Trust (60%) over interest expenses of CCT Trust and RCS Trust (60%)
2. Ratio of borrowings of CCT Trust and RCS Trust (60%) over total deposited properties of CCT Trust and RCS Trust (60%)
3. Average fixed rate term to expiry of CCT Trust and RCS Trust, where applicable

CapitaCommercial Trust

Low Refinancing & Interest Rate Exposure



49.3%
44.2%
6.5%
2007
2008
2009
2010
2011
CCT
CCT's 60% interest in the borrowings of RCS Trust

Debt Maturity Profile
Well spread out exposure



92%
92%
77%
77%
31%
31%
2007
2008
2009
2010
2011
2012

Interest Rate Exposure
92% fixed until March 2009

CapitaCommercial Trust

Portfolio Update

CapitaCommercial Trust

Focus on Office/Commercial Assets

CCT's focus is owning and investing in real estate and real estate-related assets which are income-producing and used, or predominantly used, for commercial purposes.

Major usage mix for CCT properties
By Monthly Gross Rental Income (for the month of June 2007)



Car Park Income, 4.4%
Hotels & Convention Centre, 19.1%
Office, 56.0%
Retail, 24.9%

Notes:
1. Excluding turnover rent
2. Refers to the car park income from Golden Shoe Car Park and Market Street Car Park only

CapitaCommercial Trust

Stable Portfolio Diversification

Portfolio by Gross Revenue[1]


18.5%
15.9%
3.7%
5.8%
2.9%
3.9%
4.3%
2.8%
42.1%
Capital Tower
6 Battery Road
HSBC Building
Starhub Centre
Robinson Point
Bugis Village
Golden Shoe Car Park
Market Street Car Park
Raffles City 2

Notes:

1. Based on Gross Revenue for the quarter 1 January 2007 to 30 June 2007
2. Represents CCT's interest of 60% in Raffles City

CapitaCommercial Trust

Strong Positive Rent Reversions

Renewals and New Leases committed[1] (1 Jan to 30 Jun 2007)

	Renewed/New Leases as at 30 Jun 2007 (% of portfolio NLA) (sq m)	Increase in Rental Rates vs	
		Forecast Rental Rates[2]	Preceding Rental Rates
OFFICE			
Renewals	9.7%	**61.7%**	**99.8%**
New Leases	3.2%	**87.7%**	**124.3%**
RETAIL			
Renewals	4.0%	**1.2%**	**11.9%**
New Leases[3]	1.0%	**38.2%**	**48.6%**
Weighted Average	17.8%	**43.5%**	**66.0%**

Notes:
1. Including forward renewals
2. The forecast is based on the management's forecast in the Circular dated 15 August 2006
3. Exclude leases committed for new space arising from asset enhancement work

CapitaCommercial Trust

Strong Uptrend in Rental Rates

	Rental Rates Committed in 2Q 2007 (S$ psf pm)	Current Asking Rent (S$ psf pm)	Est. Average Micro-Market Rent[1] (S$ psf pm)
6 Battery Road	15.10 - 16.80	17.50 - 18.50	12.10
Capital Tower	5.58[2] - 13.00	14.50	8.10
Raffles City Tower	6.45[2] - 11.00	11.50 - 12.00	7.80
Robinson Point	7.60 - 8.20	11.00	8.10

Notes:
1. Estimated average micro-market rent as at 31 May 2007. Based on typical lettings of up to 10,000 sq ft on standard lease terms. They do not reflect lettings of anchor space
2. Leases that are subject to rental cap

CapitaCommercial Trust

Portfolio - Balanced Lease Expiry

Leases up for Renewal (By Gross Rental Income) as at 30 Jun 2007



8.1%
3.0%
18.3% 1
5.1%
13.0%
10.2%
8.6%
6.1%
8.8%
18.9%
2007
2008
2009
2010
2011 and Beyond
Office
Retail 2
Hotels and Convention Centre 3

Notes:

1. Excludes a lease expiring beyond 2011 (representing 3.2% of the total gross rental income) which is subject to a rent review in 2008
2. Excludes turnover rent
3. The hotels and convention centre master lease at Raffles City is on a 20-year lease commencing from 7 November 1996

CapitaCommercial Trust

Office Lease Expiries Offer Rent Upside

Leases up for Renewal (By Gross Rental Income) as at 30 Jun 2007



14.3%
32.2%[1]
22.8%
15.2%
15.5%
2007
2008
2009
2010
2011 and Beyond

Note:

1. Excludes a lease expiring beyond 2011 (representing 5.6% of the total office gross rental income) which is subject to a rent review in 2008

CapitaCommercial Trust

Upside Potential with Current Average Rent

Average Gross Rental Rate of Expiring Leases[1] vs Micro-Market Rent[2]


Capital Tower
Micro-Market Rent: S$8.10
80%
60%
40%
20%
0%
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$4.20
$3.86
$4.66
27%
39%
9%
2007
2008
2009
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)
6 Battery Road
Micro-Market Rent: S$12.10
60%
40%
20%
0%
$12.00
$8.00
$4.00
$-
$6.08
$5.34
$7.37
4%
30%
29%
2007
2008
2009
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)
Robinson Point
Micro-Market Rent: S$8.10
100%
80%
60%
40%
20%
0%
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$3.06
$4.01
$4.71
6%
60%
9%
2007
2008
2009
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)
Raffles City Tower
Micro-Market Rent: S$7.80
100%
80%
60%
40%
20%
0%
$10.00
$8.00
$6.00
$4.00
$2.00
$-
5.45
5.41
5.53
20%
9%
55%
2007
2008
2009
Office Space Lease Expiry (By Gross Rental Income)
Expiring Leases Ave Mthly Gross Rental Rate (S$ psf)

Notes:

1. Lease expiry by gross rental income as at 30 Jun 2007
2. Estimated average micro-market rent as at May 2007. Based on typical lettings of up to 10,000 sq ft on standard lease terms. They do not reflect lettings of anchor space

CapitaCommercial Trust

Strong Office Trade Mix

CCT's Office Trade Mix[1]


7.3%
1.3%
2.1%
3.2%
4.2%
4.5%
6.6%
7.6%
10.6%
13.6%
39.1%
Banking, Insurance & Financial Services
Government & Government-Linked Office
Others
IT Services & Consultancy/Internet Trading
Real Estate & Property Services
Business Management/Consultancy Services/Business Activities
Telecommunications
Legal
Education
Ancillary Food & Beverage
Car Park Income

Note:
1. Based on monthly Gross Rental Income (excluding turnover rent) as at 30 June 2007

CapitaCommercial Trust

Strong Occupancy Rates Across Portfolio

Committed Occupancy as at 30 Jun 2007

Property	31 Dec 2006 (%)	31 Mar 2007 (%)	30 Jun 2007 (%)
Capital Tower	100.0	99.2[1]	99.8
6 Battery Road	100.0	100.0	98.4
Starhub Centre	100.0	100.0	100.0
Robinson Point	100.0	100.0	100.0
Bugis Village	95.3	95.3	97.3
Golden Shoe Car Park	-	98.0	100.0
Market Street Car Park	95.6	95.6	98.4
HSBC Building	100.0	100.0	100.0
Raffles City	99.5	99.4	99.9
- Raffles City Tower	99.8	99.2	100.0
- Raffles City Shopping Centre	99.3	99.6	99.8
Portfolio Committed Occupancy	**99.6**	**99.4**	**99.5**
Market Occupancy (URA Index)	**89.7**	**90.9**	**N.A.[2]**

Notes:
1. Part of the ancillary retail space was undergoing reconfiguration works for new tenancies
2. URA has yet to release the island-wide office space occupancy rate for 2Q2007

CapitaCommercial Trust



Strong Market Fundamentals

CapitaCommercial Trust

Tight Supply For Next 2 Years



2006 Demand : 2.4 million sq ft, Grade A – 1.74 million sq ft
Annual Supply, Demand & Occupancy (1990-2011)
Past 10 year average annual supply 1.62m sf
Past 10 year average Demand 1.28m sf
Average annual new supply '07 – '11 is 1.22m sf
million (sf)
4.50
3.50
2.50
1.50
0.50
(0.50)
(1.50)
110.0%
100.0%
90.0%
80.0%
70.0%
60.0%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007F
2008F
2009F
2010F
2011F
New supply (m sq ft)
New demand (m sq ft)
Island wide Occupancy rate (%)
Grade A Occupancy (%)

Source: CBRE Research, June 2007

CapitaCommercial Trust

Prime Rent Surpasses 1996 Peak - S$9.90; Close to 1990 Peak - S$11.50

	2Q 2007	Vs 2Q 2006	Vs 1Q 2007
Prime	$10.50 psf pm	Up 75.0%	Up 22.1%
Grade A	$12.40 psf pm	Up 82.4%	Up 17.0%

Average Prime Rents



$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$ psf per month
Past 10 year average
Prime rent $6.09 psf pm
$7.81
$12.50
$13.50
$14.00
$14.00
$12.50
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
2008E
2009E
2010E
2011E

Source: CBRE Research (July 2007)

CapitaCommercial Trust

CCT's Growth Strategies

CCT's Growth Engines


CCT
Pro-active asset management
- Rental income
- Non-rental income
- Improving customer relationship
Asset enhancement initiatives
- Raffles City
- Golden Shoe Car Park
- Market Street Car Park
Quality Acquisitions
Development / Projects under development
Direct Acquisitions
Overseas REITs/Property Funds

CapitaCommercial Trust

Development For Future

- Singapore REITs are allowed to undertake property development activities or invest in uncompleted property developments such that the total contract value of these developments should not exceed 10% of the property funds' deposited property

- Development or projects under development ie. Wilkie Edge

- Creation of acquisition pipeline



Proposed Acquisition of Wilkie Edge

CapitaCommercial Trust

Propose to acquire Wilkie Edge

- Purchase consideration of S$262.0 m
  - Option to vendor and/or its nominee to lease the serviced apartments for the remainder of the 99 year leasehold less one day, for a consideration of S$79.3 million
  - If option is exercised, purchase consideration will be reduced to S$182.7 m

- Conditional upon CCT's unitholders' approval as this is an interested party transaction

Rationale for Proposed Acquisition

- Fits strategy of investing in quality income producing commercial asset upon completion
- Sited at fringe of Downtown Core, a prime location
  - Short distance to Dhoby Ghaut MRT interchange station
  - Within planned Art, Culture, Learning and Entertainment Hub
  - Singapore Management University campus located in the vicinity
- Completion in 2008 when office supply remains tight
- Diversify portfolio of assets in different planning zone – Rochor Planning Area, at the fringe of Downtown Core
- In line with target to grow asset size to between $5 bn and S$6 bn

WILKIE EDGE

CapitaCommercial Trust

Mixed Development



Artist's Impression subject to authorities' approval

8 Wilkie Road, Singapore 228095

- Proposed 12-storey mixed development comprising office, retail, serviced apartments with basement carpark and ancillary facilities

Good Access



PLAZA SINGAPURA
DHOBY GHAUT MRT
Orchard Road
SINGAPORE
WILKIE EDGE
Sophia Road
Wilkie Road
Niven Road
WILKIE EDGE
SINGAPORE MANAGEMENT UNIVERSITY
Prinsep Street
Selegie Road
Bras Basah Road
Bencoolen Street
Prinsep St
Middle Road
LASALLE COLLEGE OF ARTS
NANYANG ACADEMIC OF FINE ARTS
SHORT ST
TRAIN

- Sited near the junction of Wilkie Road and Sophia Road
- 10-minute walk to Dhoby Ghaut Mass Rapid Transit Station
- Walking distance to Prinsep Street, Selegie Road, Bras Basah and Bugis area

WILKIE EDGE

CapitaCommercial Trust

Details of Wilkie Edge

Land Area	7,097 sq m
Land Title	99 years with effect from 21 February 2006
Plot Ratio	4.2
No. of Car Park Lots	Approximately 215
Net Lettable Area	Office – 9,588 sq m Retail – 3,396[1] sq m Serviced apartments – 154 units
Temporary Occupation Permit	Expected 4th quarter 2008

Note:
1. Inclusive of approximately 155 sq m of outdoor recreational area

Target Asset Size


S$'billion
S$5.0b to 6.0b
6.0
5.0
4.0
3.0
2.0
1.0
0.0
S$2.0b
S$2.2b
S$0.2b
S$3.9b
S$1.3b
S$4.6b
S$4.8b
Acquire Wilkie Edge for S$262 m
S$0.2b
2004
2005
2006
2007
2008
2009F[1]
Acquisitions
Total Asset Size

Note:
1. Target asset size range of between S$5 billion to S$6 billion by 2009 as announced on 26 July 2006

CapitaCommercial Trust

Going Forward

- CCT's results underpinned by strong growth in the portfolio
  - Through proactive asset management
  - Successful asset enhancements
  - Accretive acquisition

- Continue to source for quality assets both in Singapore and overseas

Supplementary Slides

CapitaCommercial Trust

CCT's Portfolio

Gross Revenue - By Asset

	1 Jan 2007 to 30 Jun 2007			2Q 2007
	Actual S$'000	Forecast[1] S$'000	Variance %	Actual S$'000
Capital Tower[2]	**21,192**	21,277	(0.4)	10,724
6 Battery Road	**18,278**	16,548	10.5	9,210
HSBC Building[3]	**4,279**	4,279	-	2,163
Starhub Centre	**6,650**	6,421	3.6	3,379
Robinson Point	**3,366**	3,225	4.4	1,731
Bugis Village	**4,532**	3,908	16.0	2,261
Golden Shoe Car Park	**4,885**	4,247	15.0	2,517
Market Street Car Park	**3,257**	2,816	15.7	1,702
Sub-Total	**66,439**	62,721	5.9	33,687
60% Interest in RCS	**48,332**	45,808	5.5	24,429
Gross Revenue	**114,771**	108,529	5.8	58,116

Notes:

1. The forecast is based on management's forecast for the period 1 January 2007 to 30 June 2007. This, together with the forecast for the period 1 July 2007 to 31 December 2007, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City
2. Lower revenue due to the on-going re-configuration works
3. Based on Net Rent

CapitaCommercial Trust

Net Property Income - By Asset

	1 Jan 2007 to 30 Jun 2007			2Q 2007
	Actual S$'000	Forecast[1] S$'000	Variance %	Actual S$'000
Capital Tower[2]	**14,612**	14,920	(2.1)	7,223
6 Battery Road	**13,369**	11,833	13.0	6,520
HSBC Building[3]	**4,250**	4,259	(0.2)	2,147
Starhub Centre	**4,984**	4,642	7.4	2,535
Robinson Point	**2,311**	2,194	5.3	1,125
Bugis Village	**3,596**	3,010	19.5	1,792
Golden Shoe Car Park	**3,742**	3,022	23.8	2,048
Market Street Car Park	**2,534**	1,989	27.4	1,360
Sub-Total	49,398	45,869	7.7	24,750
60% Interest in RCS	**35,175**	33,024	6.5	17,782
Net Property Income	84,573	78,893	7.2	42,532

Notes:
1. The forecast is based on management's forecast for the period 1 January 2007 to 30 June 2007. This, together with the forecast for the period 1 July 2007 to 31 December 2007, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City
2. Lower net property income due to lower revenue from re-configuration works
3. Lower net property income due to ad-hoc maintenance not budgeted for

CapitaCommercial Trust

Asset Enhancement - Capital Tower

- Some 9th floor meeting rooms converted into office space
- Ground floor space reconfigured for retail use
- Three upmarket retailers to open by 2nd half 2007

Ermenegildo Zegna	BANG & OLUFSEN	the marmalade group
World leader in luxury men's clothing	Worldwide manufacturer of exclusive, high quality audio and video products	Food & Beverage enterprise that delivers quality food in an upscale but relaxed environment
First store in Singapore's CBD for the Zegna brand	First of its kind exclusive store concept integrating B&O products with other sophisticated electric installations at home and furniture	Cutting edge bistro wine bar, "Cork" which will serve a fabulous range of wine accompanying an exciting menu

Certified "Green Mark" Properties


2007 Green Mark Gold
(70 to <80 pts)


2007 Green Mark
(50 to <70 pts)


2007 Green Mark
(50 to <70 pts)

3 Properties Received BCA Green Mark Awards

Note:
BCA is the Singapore's Building and Construction Authority

Green Mark Criteria & Rating

Green Mark Criteria	Total Points
Energy Efficiency	35
Water Efficiency	15
Site & Project Management	20
Indoor Environmental Quality and Environmental Protection	15
Innovation	15
Total Points	**100**

Points	Rating
85 & above	Platinum
80 to <85	Gold Plus
70 to <80	Gold
50 to <70	Certified

Green Mark Awards is administered by Singapore's Building & Construction Authority

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Investor & Analyst Contact:
Ho Mei Peng, (65) 6826 5586

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Jul-2007 07:44:35
Announcement No.	00017

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Asset Valuation"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.AssetValuation.20July07.pdf Total size = **24K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, the Board of Directors of CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust (the "Manager") wishes to announce that the Manager has obtained new independent valuations, as of 1 June 2007, for all properties owned by CapitaCommercial Trust ("CCT") and RCS Trust which CCT has a 60% interest.

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaCommercial Trust
Date of Valuation	1 June 2007
Valuer	CB Richard Ellis (Pte) Ltd

Description of Property	**Valuation (S$' million)**
Capital Tower 168 Robinson Road	1,090.0
6 Battery Road	1,031.0
Starhub Centre 51 Cuppage Road	295.0
Robinson Point 39 Robinson Road	169.0
HSBC Building 21 Collyer Quay	229.6
Bugis Village 62 to 67 Queen Street 151 to 166 Rochor Road 229 to 253 (odd numbers only) Victoria Street	70.0
Golden Shoe Car Park 50 Market Street	110.0
Market Street Car Park 146 Market Street	59.0

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee-manager of RCS Trust
Date of Valuation	1 June 2007
Valuer	CB Richard Ellis (Pte) Ltd

Description of Property	Valuation (S$' million)
Raffles City 250 & 252 North Bridge Road, 2 Stamford Road and 80 Bras Basah Road	2,411.0 [1]

Note:
(1) CCT's 60% interest in Raffles City amounted to S$1,446.6 million.

Copies of the valuation reports for the above properties are available for inspection at the Manager's registered office at 39 Robinson Road #18-01, Robinson Point, Singapore 068911, during normal business hours for a period of three months from the date hereof.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
20 July 2007

Important Notice

The value of units in CapitaCommercial Trust ("Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that the holder of Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	20-Jul-2007 07:47:36
Announcement No.	00018

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Asset Valuation"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMT.AssetValuation.20Jul07.pdf Total size = **72K** (2048K size limit recommended)

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CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, CapitaMall Trust Management Limited (the "**Company**"), as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that the Manager has obtained a new independent valuation, as of 1 June 2007, for RCS Trust which CMT has a 40% interest.

The valuation for Raffles City was conducted by CB Richard Ellis (Pte) Ltd and is as follows:

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee-manager of RCS Trust

Description of Property	**Valuation (S$' million)**
Raffles City 250 & 252 North Bridge Road, 2 Stamford Road and 80 Bras Basah Road	2,411.0 [(1)]

Footnote:
(1) CMT's 40% interest in Raffles City amounted to S$964.4 million.

Copy of the valuation report for the above property is available for inspection at the Manager's registered office at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 during normal business hours for three months from the date of this Announcement.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
20 July 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	23-Jul-2007 07:38:05
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Wilkie Edge"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	TAGL.WilkieEdge.23July07.pdf Total size = **23K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

WILKIE EDGE

The Ascott Group Limited (the "**Company**") refers to the announcement (SGXNET No. 00013 of 20 July 2007) (the "**CCT Announcement**") by CapitaCommercial Trust Management Limited, as manager of CapitaCommercial Trust ("**CCT**").

Paragraph 2.2 of the CCT Announcement mentioned that CapitaLand Selegie Private Limited ("**CSPL**") has the option to require CCT's trustee, HSBC Institutional Trust Services (Singapore) Limited to enter into an agreement for lease to facilitate the grant of the Lease (as defined in the CCT Announcement) of the serviced apartments component in favour of a party nominated by CSPL.

The Company is currently in preliminary discussions with CSPL and CCT on the Lease. Should discussions progress and culminate in a definitive agreement, the Company will make an appropriate announcement.

By Order of the Board

Hazel Chew
Company Secretary
23 July 2007

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(A) ENGGOR STREET TRUST COMPANY PTE. LTD.
(B) ENGGOR STREET INVESTMENT PTE. LTD.
(C) ENGGOR STREET MANAGEMENT PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:

Name	:	Enggor Street Trust Company Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share
Name	:	Enggor Street Investment Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share
Name	:	Enggor Street Management Pte. Ltd.
Principal Activity	:	Fund Management and Property Management
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
23 July 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (As manager of CCT)
Date & Time of Broadcast	23-Jul-2007 19:29:33
Announcement No.	00186

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Presentation Slides for Investors' Meetings
Description	The announcement issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments:	QCT_PresentationSlides_23July2007.pdf Total size = **1047K** (2048K size limit recommended)

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Form Version 2.0

General Announcement

Submitted by QUILL CAPITA TRUST on 23/07/2007 06:25:09 PM
Reference No QC-070720-72C76

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Quill Capita Trust**
* Stock name	:	**QCAPITA**
* Stock code	:	**5123**
* Contact person	:	**Corinne Tan**
* Designation	:	**Finance & Compliance Manager**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Presentation Slides

* **Contents :-**

Presentation slides for investors' meetings are attached for information.

QCT Investors Presentation Slides.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



QuillCapita
Trust

PRESENTATION ON PROPOSED ACQUISITIONS & PROPOSED PLACEMENT



Disclaimer

QuillCapita Trust

This presentation is for information purposes only and under no circumstances is it to be considered or intended as an offer to sell or a solicitation of an offer to buy the securities referred to herein. The contents of this presentation has been prepared based on information that has been publicly made available via media prints and electronic media, including announcements made via Bursa Malaysia Securities Berhad's ("Bursa Securities") website and Bloomberg and has been reorganised to facilitate the understanding by the users of this presentation.

This presentation may contain forward-looking statement that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions.

Prediction, projection or forecasts of the economy or economic trends of the markets are not necessarily indicative of the future or likely performance of Quill Capita Trust (QCT). The forecast financial performance of QCT is not guaranteed. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the manager of QCT, being Quill Capita Management Sdn Bhd ("Manager"), on future events. A potential investor should read the Circular, a copy of which may be obtained, subject to availability, from Aseambankers Malaysia Berhad, HWANGDBS Investment Bank Berhad and Bursa Securities' website, for details of the forecasts and projections and to consider the assumptions used and make their own assessment of the future performance of QCT before deciding whether to subscribe for or purchase the Units.

The value of the Units and the income derived from them may fall as well as rise. The Units are not obligations of, deposits in, or guaranteed by the Manager. An investment in the Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of the Units may only deal in their Units through trading on Bursa Securities. Listing of the Units on Bursa Securities does not guarantee a liquid market for the Units.

Agenda

QuillCapita Trust

- Overview Of QCT
- QCT's Proposals
- Management Scorecard
- Introducing The New Properties
- Effects On QCT Post-Acquisition

Overview Of QCT

QCT In A Nutshell

QuillCapita Trust

Approved Fund Size	❑ 238,691,000 (before the Proposals) ❑ 490,131,000 ("Total Units") (maximum scenario after the Proposals)
Manager	❑ Quill Capita Management Sdn Bhd ("QCM")
Issuer	❑ Quill Capita Trust ("QCT")
Listing Date	❑ 8 January 2007
Market Capitalisation	❑ RM 377.13 mil / USD 107.75 mil (as at 19 July 2007)
Gearing	❑ 0.31 times (as at 31 December 2006)
Unit Price	❑ RM1.58 (as at 19 July 2007)
Distribution Policy	❑ 100% of the Distribution Income ("DI") for FY2006 – FY2008 ❑ At least 90% of the DI will be distributed thereafter ❑ At least semi-annual basis

Overview of QCT Structure



Unitholders
Investment in QCT
Distributions in the form of dividends and other distributions
REIT Manager
QCM
Manager's fees
Management services
Acts on behalf of Unitholders
Trustee
Mayban Trustee Berhad
Trustee's fees
Property Manager's fees
Property Manager
Knight Frank (Ooi & Zaharin Sdn Bhd)
Property management services
Rental income & other income
Ownership of assets (Vested in Trustee)
Real estate & other permitted investments

QCT's Performance To Date

QuillCapita Trust

QCT's Unit Price Performance Since IPO



As at 19 July 2007
Price : RM 1.58
KLCI : 1376.40
KLPRP : 1170.72
2.00
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
Unit Price (RM)
QCT
KLPRP
KLCI
Jan '07
Feb '07
Mar '07
Apr '07
May '07
Jun '07
July '07

- ✓ Strong performance since IPO
- ✓ +88.10% Unit price appreciation (based on retail IPO price at RM0.84)
- ✓ Outperformed KLCI by 53.40%
- ✓ Outperformed KLPRP by 11.27%

Management Scorecard

Acquisition Growth

QuillCapita Trust

Active implementation of acquisition strategies as stated in QCT's prospectus since listing…

Pipeline of commercial properties from Quill's and CapitaLand's existing portfolio in Malaysia	✓ **Wisma Technip** ('07*) ✓ New HSBC HQ ('10*) ✓ KL Sentral Lot J ('11*)
Future vehicles or property funds created by Quill or CapitaLand in Malaysia	✓ USD 270 mil (approx. RM 1 bn) Malaysia Commercial Development Fund
Third party commercial properties	✓ **Plaza Mont'Kiara Commercial Lots**

* Projected injection and/or development completion dates

Expected Portfolio Size

QCT's portfolio size will increase by circa 79% ...



RM 276 mil
Existing Properties
IPO Date (Jan 2007)
≈ RM 494 mil
Wisma Technip & part of Plaza Mont' Kiara
Existing Properties
3Q 2007

...other potential acquisitions from Quill Group and CapitaLand Group, and third-parties to further grow asset size

Active Capital Management

QuillCapita Trust

QCM was also actively managing its debt funding…

- Tapped capital markets for a 7-year, RM 118mil Commercial Paper/ Medium Term Note programme to acquire initial properties in Cyberjaya
- An investor has made a commitment to invest in the CP whenever such CP is issued in the future for a period of 5 years from 1 December 2006
- Entered into an interest rate swap to lock in borrowing rates for 5 years until Nov 2011

Competitive blended all-in borrowing rate of 3.995% p.a. for 5 years

compared to

Forecast borrowing costs of 4.65% - 5.20% p.a. stated in QCT's IPO prospectus

QCT's Proposals

Summary Of Proposals

QuillCapita Trust

⊙ Proposed Acquisitions

- ✓ Acquire two (2) properties, Property I (Wisma Technip) and Property II (Part of Plaza Mont' Kiara) for a total purchase consideration of RM215 mil
- ✓ Property I is located at the perimeter of the Kuala Lumpur Golden Triangle and Property II is located in Mont' Kiara

⊙ Proposed Placement and Proposed Increase in Fund Size

- ✓ Proposed Placement shall involve an issue of such number of new units not exceeding 251,440,000 units ("New Units"), to be implemented in tranches:-
  - (i) The 1st tranche of up to 151,440,000 New Units to raise gross proceeds of approximately RM227mil; and
  - (ii) Subsequent tranche(s) of up to an additional 100,000,000 New Units to raise approximately RM150mil
- ✓ The fund size of QCT is proposed to be increased from the existing approved fund size of 238,691,000 units to a maximum of 490,131,000 units

⊙ Proposed Amendment

- ✓ The Deed is proposed to be *amended* to increase the potential investment opportunities in the Malaysian property market and allow more flexibility in selection of portfolio mix

Key Benefits Of Proposals To Unitholders

QuillCapita Trust

⊙ Projected Higher Earnings and Distributions to Unitholders

- ✓ The Proposed Acquisitions would enhance the distribution per unit ("DPU") due to yield-accretive nature of the new properties

⊙ Asset Size Growth

- ✓ Continuing investments in quality income-producing commercial properties for sustainable distribution and long-term growth

⊙ Income, Geographical and Segmental Diversification

- ✓ Reduction in concentration of assets in one location
- ✓ Diversifying the tenant base and income stream of QCT's total portfolio
- ✓ The amendment to the Deed will allow more flexibility in the selection of QCT's portfolio mix to achieve optimal returns for unitholders

⊙ Reduction in Gearing Ratio

- ✓ Enhance QCT's ability to raise new capital to finance future acquisitions

Utilisation Of Proceeds

QuillCapita Trust

- The Proposed Acquisitions of Wisma Technip and Part of Plaza Mont' Kiara will be satisfied entirely in cash from the Proposed Placement (net of estimated related expenses)
- The Proposed Placement to raise a total gross proceeds of up to RM377.20 mil is for the purpose of financing the Proposed Acquisitions and to defray other related expenses

Proposed Utilisation of Proceeds	RM mil
Purchase of Properties	215.0
Other Acquisition Expenses	6.80
Capex & Working Capital	5.40
Pare Down Future Borrowings	150.00
Total	377.20

- RM 227.20 mil (1st tranche)
- RM 150.00 mil (subsequent tranche(s))

Introducing The Enlarged Portfolio Of QCT

QuillCapita Trust

Wisma Technip



NLA : 233,021 sq. ft
Car Park Bays : 308
Value : RM125 mil

Part of Plaza Mont' Kiara



NLA : 73,408 sq. ft
Car Park Bays : 1,499
Value : RM 91 mil

Net Lettable Area Will Increase by 62%*

*Excluding car park area

Existing Portfolio

Quill Building 1 – DHL 1



NLA : 92,284 sq. ft.
Value : RM 53.1 mil

Quill Building 2 - HSBC



NLA : 184,453 sq. ft.
Value : RM 109.0 mil

Quill Building 3 - BMW



NLA : 117,198 sq. ft.
Value : RM 60.2 mil

Quill Building 4 – DHL 2



NLA : 99,183 sq. ft.
Value : RM 57.7 mil

Note: The values indicated above are based on the appraisal made by the appointed independent valuers for the respective buildings

Introducing The New Properties

Wisma Technip

QuillCapita Trust

❑ Description	:	A 12-storey office building with a mezzanine floor and three split level basement car park situated at 241, Jalan Tun Razak, 50450 Kuala Lumpur
❑ Approximate age of building	:	14 years
❑ Car Park Bays	:	308
❑ Net Lettable Area ("NLA")	:	233,021 sq. ft.
❑ Tenure	:	Term In Perpetuity
❑ Acquisition Price	:	RM125 mil
❑ Appraised Value	:	RM125 mil
❑ Tenant	:	i) Technip Geoproduction (M) Sdn Bhd ("Technip") (occupying 98.2% of the total NLA) ii) Others (occupying1.8% of total NLA)
❑ Lease Period	:	5 + 2 years (Technip), commencing from 1 January 2007
❑ Occupancy Rate	:	100%


TECHNIP

Wisma Technip - Competitive Strengths

QuillCapita Trust

Strategic Location	▪ Well-located at the fringe of Kuala Lumpur City Centre ▪ Good accessibility and convenient public transportation ▪ Surrounded by ample facilities and amenities ▪ Kuala Lumpur's prime office rentals are expected to continue experiencing upward pressure in the near to medium term as a result of tight supply, since no new office buildings are scheduled to come on stream until 2008
High Occupancy	▪ 100% occupancy rate, higher than average occupancy rate of Grade A office space within Kuala Lumpur Central Area seconday area of approximately 87.1% as at 1Q07

Source: Property Market Report On The Office Sector in Klang Valley by C H Williams Talhar & Wong

Wisma Technip – City Centre Location

✓ **Wisma Technip is located at the fringe of the Kuala Lumpur City Centre area, close to Petronas Twin Tower**



KLCC
KL CITY CENTRE
Wisma Technip

Wisma Technip – Tenancy Analysis

CapitaCommercial Trust

Technip is occupying 98.2% of the total net lettable area of Wisma Technip

Breakdown By Net Lettable Area



Others
1.8%
Technip
98.2%

Length of Lease Terms By Tenants



8
7
6
5
4
3
2
1
0
(Years)
2
5
Technip
1st Term
2nd Term

The length of lease for the 1st term for other tenants ranges between 2 to 3 years

Details Of The Tenants

Tenant	Nature of Business	Net Lettable Area (sq. ft.)
Technip	Provision of engineering and management services, procurement of equipment and construction of plant for companies in the oil and gas industry	228,841
Others	Retail and telecommunication business	4,180 + Roof Top

Part of Plaza Mont' Kiara

QuillCapita Trust

❑ Description	:	Commercial units & car park lots located at Plaza Mont' Kiara
❑ Approximate age of building	:	8 years
❑ Net Lettable Area	:	73,408 sq. ft.
❑ Car Park Bays	:	1,499
❑ Tenure	:	Term In Perpetuity
❑ Acquisition Price	:	RM 90 mil
❑ Appraised Value	:	RM91 mil
❑ Tenant	:	Sunrise Berhad
❑ Lease Period	:	7 Years (to be entered into upon completion of acquisition)
❑ Occupancy Rate	:	100% (under Master Lease)





Part of Plaza Mont' Kiara - Competitive Strengths

QuillCapita Trust

Strategic Location	▪ Within the residential enclave of Mont' Kiara / Sri Hartamas & surrounded by other residential / commercial centres ie. Damansara Heights, Bukit Tunku, Bangsar and Damansara / Petaling Jaya ▪ Accessible via major highways ie. Sprint Highway, North South Expressway (NSE), North Klang Valley Expressway (NKVE), Jalan Duta and Lebuhraya Damansara Puchong (LDP) ▪ Expatriate / local populations
Integrated Development	▪ Integrated development components of retail, office and car park development
Diverse Tenant Base	▪ Diverse and complementary tenant mix ✓ Good tenant mix especially in the food and beverage sector ✓ McDonalds, Starbucks, 7-Eleven, Indochine, Secret Recipe, Thai, Korean and Japanese Restaurant, Sunrise Sales Office, Alliance Bank, etc.
Master Lease Arrangement	▪ Leased to Sunrise for 7 years (to be entered into upon completion of the acquisition)

Mont' Kiara – Established Residential Suburb

QuillCapita Trust

✓ **Mont Kiara is an established local and expatriate residential suburb well connected to other parts of Kuala Lumpur**



Mont' Kiara
KL City Centre
Mont Kiara
Future One Mont Kiara Mixed Development
TAMAN SRI HARTAMAS

Effects On QCT Post - Acquisition

Geographical Diversification By NLA

QuillCapita Trust

Existing Properties



Cyberjaya,
Selangor
100%

Post-Acquisition



Kuala
Lumpur City
Centre
29%
Cyberjaya,
Selangor
62%
* Mont Klara,
Kuala
Lumpur
9%

Note: * Exclude car park area

QCT's portfolio will have an increased exposure to prime locations in Kuala Lumpur

Diversfying Type Of Properties

QuillCapita Trust

Existing Properties

Post-Acquisition

Increase in total assets by 78%



Quill Building 1 - DHL 1
19%
Quill Building 4 - DHL 2
20%
Quill Building 3 - BMW
24%
Quill Building 2 - HSBC
37%



Part of Plaza Mont' Kiara
9%
Quill Building 1 - DHL 1
12%
Quill Building 4 - DHL 2
12%
Quill Building 3 - BMW
15%
Quill Building 2 - HSBC
23%
Wisma Technip
29%

Total Asset Value : RM291.037 mn

Total Property Investment Value: RM276.00 mn

Total Asset Value : RM518.611 mn

Total Property Investment Value: RM493.65 mn

A Well Balanced Tenants Mix

QuillCapita Trust

Existing Tenants


Panasonic
2.10%
TRW Automotive
5.50%
Quill
Construction
Sdn Bhd
(QCSB)
6.40%
Affiliated
Computer
Services (ACS)
2.70%
BMW
7.10%
HSBC
37.40%
DHL
38.80%

Total NLA : 493,118 sq. ft.

After Proposed Acquisitions


Others
0.50%
Panasonic
1.30%
ACS
1.60%
TRW
Automotive
3.40%
*
QCSB
4.00%
BMW
4.40%
Sunrise*
9.20%
HSBC
23.10%
DHL
23.90%
Technip
28.60%

Total NLA : 799,547 sq. ft.*

***Excluding Part of Plaza Mont' Kiara's car park area**

None of QCT's tenants is occupying more than 30% of the total net lettable area of the enlarged portfolio.

Profit Forecast and Projections

Quill Capita Trust

Income Before Taxation



RM '000
30,000
25,000
20,000
15,000
10,000
5,000
-
14,322
14,321
14,675
14,321
14,484
15,288
18,248
27,029
28,413
+27.4%
+88.7%
+93.6%
As disclosed in the Prospectus of QCT dated 11 December 2006
Before the Proposed Acquisitions
After the Proposed Acquisitions
2007
2008
2009

The full impact on income will kick-in in FY2008 onwards with approximately 89% growth

Enhanced DPU and Yields

QuillCapita Trust

Forecast DPU (in sen) Before and After Proposed Acquisitions (different scenario)

Issue Price Per Unit (RM)	No. of New Units Issued '000	Before the Proposed Placement			After the Proposed Placement		
		Forecast / Projected DPU for the years ending 31 December					
		2007	2008	2009	2007	2008	2009
1.50	151,440	6.00	6.07	6.40	6.23	6.93	7.28
1.60	141,975	6.00	6.07	6.40	6.28	7.10	7.46
1.70	133,624	6.00	6.07	6.40	6.33	7.26	7.63
1.80	126,200	6.00	6.07	6.40	6.38	7.41	7.79
1.90	119,558	6.00	6.07	6.40	6.42	7.54	7.93
2.00	113,580	6.00	6.07	6.40	6.47	7.67	8.07
2.10	108,171	6.00	6.07	6.40	6.50	7.79	8.19

Forecast DPU (in sen) After Proposed Acquisitions


sen
8.00
7.50
7.00
6.50
6.00
5.50
5.00
6.00
6.07
6.40
+13.8%
+14.2%
+3.8%
6.23
6.93
7.28
+19.2%
+19.6%
+5.5%
6.33
7.26
7.63
+28.0%
+28.3%
+8.3%
6.50
7.79
8.19
Before Proposed Acquisitions
After Proposed Acquisitions (assuming issue price of RM1.50)
After Proposed Acquisitions (assuming issue price of RM1.70)
After Proposed Acquisitions (assuming issue price of RM2.10)
2007
2008
2009

Enhanced NAV

QuillCapita Trust

All figures are in RM'000	Audited as at 31 Dec 2006	^Adjusted Audited as at 31 Dec 2006	*After Proposed Placement Scenario I	**After Proposed Placement Scenario II
Unitholders' Capital	186,001	187,701	410,710	560,710
Undistributed Income	-	-	-	-
No. of Units in Issue	232,501	238,691	390,131	490,131
Total Assets Value	290,516	291,037	518,611	668,611
Net Asset Value	186,001	187,701	410,710	560,710

NAV per unit (RM)



Between +31% and +43%
1.2
1.1
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.8
0.79
1.05
1.14
Audited as at 31 Dec '06
Adjusted Audited as at 31 Dec '06
After Proposed Placement Scenario I
After Proposed Placement Scenario II

Scenario I – assumes the issuance of 151,440,000 New Units pursuant to the Proposed Placement to raise gross proceeds of RM 227.16 mil to finance the Proposed Acquisitions, capital expenditure, working capital and related expenses.

Scenario II – assumes the issuance of an additional 100,000,000 New Units pursuant to the Proposed Placement to raise gross proceeds of RM 150.00 mil which will be utilised to pare down future borrowings.

Notes :

^ Incorporates the completed events of i) listing of QCT and after deducting estimated expenses; ii) income distribution on 28 Feb '07; iii) payment of deposit on 8 Jun '07 to Sunrise in respect of the Proposed Acquisition of Part of Plaza Mont' Kiara

* Assuming an issue of up to 251,440,000 New Units and after deducting estimated expenses in relation to the Proposals of RM 4.15 mil.

**Assuming the issuance of an additional 100,000,000 New Units after the Proposed Acquisitions to raise proceeds to pare down future borrowings.

QCT's Substantial Unitholders

QuillCapita Trust

The proforma effects of the completion of the placement exercise on the direct and indirect unitholdings of the substantial unitholders is as follows:

Substantial Unitholders	As at 29 June 2007		After the Proposed Placement* Direct	
	Direct	%	Direct	%
HSBC Nominees (Asing) Sdn Bhd Exempt an for the Hong Kong and Shanghai Banking Corporation Limited (HBFS-B CLT 500), nominee for CCT	71,608,000	30.00%	147,040,000	30.00%
Quill Land Sdn Bhd	29,837,000	12.50%	^61,268,000	12.50%
Quill Properties Sdn Bhd	28,142,000	11.79%	^57,786,000	11.79%
Quill Estates Sdn Bhd	13,629,000	5.71%	^27,986,000	5.71%

Notes :

*Assuming up to 30% of the new units pursuant to the proposed placement are placed out to CCT and the Quill Group respectively.

^ Rounded up or down to the nearest thousand units and assuming that the New Units are placed out to the Quill Group based on the existing unitholdings of the respective companies in QCT

Debt Financing
Active Debt Management

QuillCapita Trust

Post placement exercise, QCT's gearing ratio will decrease from 0.31x to 0.13x leaving ample of room for gearing up for future acquisitons



0.5
0.4
0.3
0.2
0.1
0.0
(Times)(x)
0.31
0.31
0.17
0.13*
Audited as at 31 Dec '06
Adjusted Audited as at 31 Dec '06
After Proposed Placement Scenario I
After Proposed Placement Scenario II

✓ **Existing Debt Rating**
(Expiry : 30 November 2013) : -

❑ The CP and MTN are currently rated by Malaysian Rating Corporation Berhad ("MARC") as follows :

- Class A Notes: RM87 million – MARC-1/AAA
- Class B Notes: RM16 million – MARC-1/AA
- Class C Notes: RM15 million – MARC-1/A

✓ **Discount Rate**

❑ Each CP carries a floating discount rate equivalent to KLIBOR + 0.25% p.a.

✓ **Committed Investors**

❑ Continued investment in the CP for a period of 5 years from 1 December 2006, conditional upon such CP being rated as MARC – 1/AA and above

Scenario I – assumes the issuance of 151,440,000 New Units pursuant to the Proposed Placement to raise gross proceeds of RM 227.16 mil to finance the Proposed Acquisitions, capital expenditure, working capital and related expenses.

Scenario II – assumes the issuance of an additional 100,000,000 New Units pursuant to the Proposed Placement to raise gross proceeds of RM150.00 mil which will be utilised to pare down future borrowings.

Note :
*Assuming the issuance of an additional 100,000,000 New Units after the Proposed Acquisitions to raise proceeds to pare down future borrowings.

Summary

QuillCapita Trust

The journey of QCT so far...

- ✓ Aggressively building up pipeline and portfolio
- ✓ Diversifying portfolio mix and geographical concentration
- ✓ Investing in strategically located properties
- ✓ Enhancing DPU to investors
- ✓ Actively managing capital of QCT

→

Enhance unitholders' value

- ✓ **88% price appreciation since IPO over a 7-month period**
- ✓ **Expected increase of approximately 14.2% to 28.3% in DPU for FY08**

Thank You

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(A) TINLINE LIMITED
(B) WINTERTON INVESTMENTS LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Hong Kong:

Name	:	Tinline Limited
Principal Activity	:	Provision of Consultancy and Asset Management Services
Share Capital	:	HK$1 comprising 1 ordinary share of HK$1

Name	:	Winterton Investments Limited
Principal Activity	:	Investment Holding
Share Capital	:	HK$1 comprising 1 ordinary share of HK$1

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
24 July 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Jul-2007 07:29:51
Announcement No.	00007

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - (A) 2007 Second Quarter Unaudited Financial Statement and Distribution Announcement; (B) CRCT's Second Quarter 2007 Distribution Exceeds Forecast by 9.6%; and (C) Notice of Books Closure and Distribution Payment Date
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited ("CRCTML") has today issued announcements and a news release on the above matters. For details, please refer to the announcements and news release posted by CRCTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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CapitaRetail China Trust

CAPITARETAIL CHINA TRUST

2007 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

Summary of CRCT Results

	1 Apr to 30 Jun 2007			1 Jan to 30 Jun 2007			YTD 2007 [1]
	Actual S$'000	**Forecast [2] S$'000**	**Change %**	**Actual S$'000**	**Forecast [2] S$'000**	**Change %**	**Actual S$'000**
Gross Revenue	17,857	19,233	(7.2)	34,922	37,464	(6.8)	41,262
Net Property Income	12,437	12,643	(1.6)	23,126	24,380	(5.1)	25,547
Distributable Income [3]	8,082	7,372	9.6	15,247	13,912	9.6	15,547
Distribution Per Unit ("DPU") (cents)							
For the period	1.70	1.55	9.6	3.21	2.93	9.6	3.27
Annualised	6.82	6.22	9.6	6.46	5.90	9.6	N.M.

Footnotes:

1. *YTD 2007 includes private trust period from 23 October 2006 to 7 December 2006 ("Private Trust Period") and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 30 June 2007.*
2. *The forecast is based on the forecast shown in CRCT Prospectus dated 29 November 2006 (the "Prospectus").*
3. *As disclosed in the Prospectus, the first distribution after the Listing Date will be for the period from the Listing Date to 30 June 2007 and will be paid by the manager on or before 30 September 2007.*

N.M. – not meaningful

For a meaningful analysis/comparison of the actual results against the forecast as stated in the Prospectus, please refer to paragraph 9 of this announcement.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 23 October 2006 to 30 June 2007
Distribution type	Capital Distribution
Distribution rate	3.27 cents per Unit
Book closure date	12 September 2007
Payment date	24 September 2007

INTRODUCTION

CapitaRetail China Trust ("CRCT") was established as a private trust on 23 October 2006 under a trust deed entered into between CapitaRetail China Trust Management Limited (as manager of CRCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CRCT) (the "Trustee"), and listed on the Singapore Exchange Securities Trading Limited ("SGX-ST") on 8 December 2006.

CRCT is a Singapore-based real estate investment trust ("REIT") established with the investment objective of investing on a long term basis in real estate used primarily for retail purposes and located primarily in China, Hong Kong and Macau.

As at 30 June 2007, CRCT owns and invests in a portfolio of seven retail mall properties (the "Properties") located in five key cities of China. The Properties are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote, and 51% interest in Xinwu Mall in Wuhu.

Update on Jiulong Mall

As at Listing Date, CRCT did not hold the legal title of Jiulong Mall and had only contractual rights to the mall's rental income. This was because the vendor of the mall was party to certain legal proceedings under which Levels 2 and 3 were subject to a court injunction under China laws, while the China real estate administrative authorities had not managed to effect the transfer of the strata titles for the mall's basement and Level 1 before the Listing Date.

On 13 July 2007, the Manager announced that the strata titles to the basement, Levels 1, 2 and 3 of Jiulong Mall were transferred to CapitaRetail Beijing Shuangjing Real Estate Co., Ltd (formerly known as CapitaRetail Beijing Jiulong Real Estate Co., Ltd), the special purpose company established to hold the mall and which is indirectly wholly-owned by CRCT.

COMPARATIVE STATEMENTS

There are no comparative statements for the corresponding period of the immediately preceding financial year or as at the end of the immediately preceding financial year. As disclosed in the Prospectus, no pro forma consolidated statements of total return, consolidated statement of cash flows and consolidated balance sheet to show the pro forma historical financial performance of CRCT and its subsidiaries (the "Pro Forma Group") have been prepared as:-

1. Wangjing Mall and Xinwu Mall are newly developed and have very limited operating track records. Wangjing Mall was only recently completed while Xinwu Mall only commenced operations in December 2005. As such, the period of operations is too short for the Manager to practicably construct meaningful historical pro forma financial information;

2. Jiulong Mall and Jinyu Mall were acquired from independent third parties and indirectly held by CapitaLand Limited ("the Sponsor") for only a few months prior to the date of this Prospectus. The Sponsor indirectly acquired Anzhen Mall in July 2005 and took a master lease over Qibao Mall in May 2005. Accordingly, the historical financial information relating to these four properties are unavailable from the vendors or lessor (in the case of Qibao Mall) and the Sponsor's ownership period or possession period (in the case of Qibao Mall) of these properties is too short for the Manager to construct meaningful historical pro forma financial information;

3. Zhengzhou Mall, Jinyu Mall and Anzhen Mall were wholly-occupied by the vendors for their retail operations prior to their disposal to the Sponsor. Accordingly, even if the historical financial information relating to these properties were made available, the Manager would not be able to identify the property-related expenses of the vendors from the expenses incurred by the vendors in connection with their overall business operations. There would also not be any historical rental income for these properties as they were wholly-occupied by the vendors. Accordingly, the relevant information to prepare the historical pro forma financial information is unavailable to the Manager;

4. Anzhen Mall, Zhengzhou Mall and Jinyu Mall and the majority of the gross rentable area of Jiulong Mall have been under master lease agreements since the Sponsor acquired them from the vendors. The Sponsor has also implemented major asset enhancement initiatives at Qibao Mall (since the Sponsor took possession of the mall in May 2005) to reposition the mall as a "one-stop" retail destination. Accordingly, any attempt to construct historical pro forma financial information based on the historical financial statements of these five properties (in the unlikely event that they are made available to the Manager) may be misleading to investors and not meaningful for comparison purposes as there is an implicit assumption that the Pro Forma Group would achieve the same performance as those presented in the historical pro forma financial information; and

5. Should historical pro forma financial information be prepared based on the terms of the master lease agreements for Anzhen Mall, Zhengzhou Mall, Jinyu Mall and Jiulong Mall, such information will be in the nature of a forecast and will not reflect the historical financial results and position of the Pro Forma Group with respect to these properties. As such, the Manager believes that such historical pro forma financial information may be of little value to investors in deciding whether to acquire the Units and a forecast and projection based on, amongst other things, the terms of the master lease arrangements would be more meaningful to investors.

Accordingly, we have not presented a comparative statement for the announcement as there is no pro forma historical financial information for the corresponding period.

1(a)(i) **Statement of total return (For the Group)**

	Group	
	2Q 2007 S$'000	**YTD 2007 [1] S$'000**
Gross rental income	16,858	39,917
Other income	999	1,345
Gross revenue	**17,857**	**41,262**
Land rental	(1,070)	(2,722)
Property related tax	(524)	(2,157)
Business tax	(894)	(2,029)
Property management fees	(681)	(1,515)
Other property operating expenses	(2,251)	(7,292)
Total property operating expenses	**(5,420)**	**(15,715)**
Net property income	**12,437**	**25,547**
Manager's management fees	(959)	(2,353)
Trustee fees	(16)	(119)
Other trust operating expenses	(304)	(1,119)
Interest income	506	1,775
Foreign exchange loss - realised	(230)	(839)
Finance costs	(1,648)	(4,348)
Net income before change in fair value of derivative financial instruments, investment properties and unrealised foreign exchange loss	**9,786**	**18,544**
Change in fair value of derivative financial instruments	(448)	(605)
Change in fair value of investment properties	-	20,836
Foreign exchange loss - unrealised	(486)	(175)
Net income before taxation	**8,852**	**38,600**
Taxation	(3,210)	(6,282)
Total return for the period after taxation	**5,642**	**32,318**
Minority interest	(24)	310
Total return for the period attributable to Unitholders before distribution	**5,618**	**32,628**

Footnotes :

1. *YTD 2007 includes Private Trust Period and Public Trust Period from Listing Date to 30 June 2007.*
2. *Included as part of the other property operating expenses are the following:*

	Group	
	2Q 2007 S$'000	**YTD 2007 S$'000**
Assets written off	-	(16)
Depreciation and amortisation	(86)	(223)
Debts recovered / (written off)	4	(226)

1(a)(ii) Distribution statement (For the Group)

	Group	
	2Q 2007 S$'000	**YTD 2007 S$'000**
Total return for the period attributable to Unitholders before distribution	**5,618**	**32,628**
Distribution adjustments (Note A)	2,464	(17,081)
Income for distribution to Unitholders	**8,082**	**15,547**
Comprises :		
- from operations	4,458	10,002
- from unitholders' contribution	3,624	5,545
	8,082	**15,547**
Note A		
Distribution adjustments		
- Asset management fees (performance component payable in units)	*497*	*1,025*
- Change in fair value of derivative financial instruments	*448*	*605*
- Change in fair value of investment properties	-	*(20,836)*
- Deferred taxation	*1,267*	*2,469*
- Transfer to general reserve	*(320)*	*(539)*
- Unrealised foreign exchange loss	*486*	*175*
- Other adjustments	*86*	*20*
Net effect of distribution adjustments	***2,464***	***(17,081)***

Footnotes:

1. *It was described in the Prospectus that CRCT will declare a distribution of an amount, if any, being the aggregate of the Manager's best estimate of the distribution income for the period from the date of acquisition of each special purpose vehicle by the Sponsor to the date immediately preceding the Listing Date to each of the Strategic Investors (as defined in the Prospectus) in proportion to their respective unitholdings as at the date immediately preceding the Listing Date (the "Private Trust Distribution").*

   It was stated in the Prospectus that the strategic investors have each agreed with the Trustee and the Manager that the Private Trust Distribution will constitute full and final settlement of their respective distribution entitlements for the period from 23 October 2006 to the date immediately preceding the Listing Date. Conversely, the Trustee and the Manager have agreed with each of the strategic investors that they will not seek reimbursement from the strategic investors if the actual distributable income of CRCT in relation to the private trust distribution is subsequently determined to be a lesser amount than that estimated by the Manager. Accordingly, CRCT will benefit from the surplus if CRCT's actual distributable income in relation to the private trust distribution is more than the amount estimated by the Manager, or bear the deficit if its distributable income in relation to the private trust distribution is less than the amount estimated by the Manager. There was no Private Trust Distribution to the strategic investors.

1(b)(i) **Balance sheet**

	Group	Trust
	30 June 2007 S$'000	**30 June 2007 S$'000**
Non-current assets		
Investment properties [1]	706,710	-
Plant and equipment	1,831	-
Interests in subsidiaries	-	246,284
Deferred tax assets	3,454	-
Total non-current assets	**711,995**	**246,284**
Current assets		
Trade and other receivables	17,868	350,702
Cash and cash equivalents	63,223	21,113
Total current assets	**81,091**	**371,815**
Total Assets	**793,086**	**618,099**
Non-current liabilities		
Interest-bearing borrowings [2]	230,009	160,174
Deferred tax liabilities	15,978	-
Derivative financial instruments	3,379	3,379
Non-current portion of security deposits	5,270	-
Total non-current liabilities	**254,636**	**163,553**
Current liabilities		
Trade and other payables [3]	38,935	3,575
Provision for taxation	1,428	-
Total current liabilities	**40,363**	**3,575**
Total Liabilities	**294,999**	**167,128**
Minority Interest	**13,414**	**-**
Net assets attributable to Unitholders	**484,673**	**450,971**

Footnotes:

1. *Based on valuations performed by CB Richard Ellis as at 30 September 2006 for CRCT's 100% interest in Anzhen Mall, Jiulong Mall and Wangjing Mall in Beijing, Qibao Mall in Shanghai, Jinyu Mall in Huhehaote, Zhengzhou Mall in Zhengzhou and 51% interest in Xinwu Mall in Wuhu .*

2. *Interest-bearing liabilities comprise a US$105.0 million unsecured two-year term loan facility ("Trust Term Loan Facility") taken at the Trust level to partly finance the acquisition of the Properties and for which the balance will be utilised as working capital and a RMB350.0 million secured five-year term loan facility secured by a mortgage over Anzhen Mall.*

3. *Trade and other payables mainly pertain to amount in relation to acquisition of Wangjing and Jiulong Mall and accrual of asset enhancement works in Qibao Mall.*

1(b)(ii) **Aggregate amount of borrowings and debt securities**

	Group	Trust
	30 June 2007 S$'000	**30 June 2007 S$'000**
Unsecured borrowing		
- Amount repayable after one year	160,356	160,356
Secured borrowing		
- Amount repayable after one year	69,835	-
Less: Transaction costs in relation to the Trust Term Loan Facility	(182)	(182)
	230,009	**160,174**

Details of any collateral

As security for the borrowings, CRCT has granted in favour of the lender the following:

(i) a legal mortgage over Anzhen Mall;

(ii) not to, without the prior written consent of the lender, create or have outstanding any mortgage, pledge, lien, hypothecation, assignment or any other encumbrance whatsoever on or over the Group's interest in any of the Properties, except for the Property secured under (i) above;

(iii) in the event of a sale of any of the Properties, to repay an amount equal to the proportion of the market value of the property sold to the total market value of the Properties as determined by the lender based on the latest annual valuation reports of the Properties; and

(iv) not to provide any guarantee for any other entities except for secured borrowings for new Properties acquired with existing mortgages.

1(c) **Consolidated Cash flow statements**

	Group	
	2Q 2007 S$'000	YTD 2007 [1] S$'000
Operating activities		
Net income after taxation	5,642	32,318
Adjustments for:		
Interest income	(506)	(1,775)
Finance costs	1,648	4,348
Depreciation and amortisation	86	223
Taxation	3,210	6,282
Asset management fee payable in units	497	1,025
Change in fair value of derivative financial instruments	448	605
Change in fair value of investment properties	-	(20,836)
Operating income before working capital changes	**11,025**	**22,190**
Changes in working capital:		
Trade and other receivables	(8,888)	(16,690)
Trade and other payables	(90)	2,186
Cash generated from operating activities	**2,047**	**7,686**
Income tax paid	(852)	(903)
Cash flows from operating activities	**1,195**	**6,783**
Investing activities		
Interest received	488	1,759
Net cash outflow on purchase of investment properties	(10,823)	(127,974)
Net cash outflow on acquisition of subsidiary companies	-	(415,887)
Capital expenditure on investment properties	(8,001)	(11,652)
Purchase of plant and equipment	(310)	(843)
Cash flows from investing activities	**(18,646)**	**(554,597)**
Financing activities		
Proceeds from issuance of new units	-	466,594
Payment of issue and financing expenses	(2,446)	(12,418)
Proceeds from interest-bearing liabilities	-	160,356
Interest paid	(1,540)	(3,495)
Cash flows from financing activities	**(3,986)**	**611,037**
(Decrease) / Increase in cash and cash equivalent	**(21,437)**	**63,223**
Cash and cash equivalent at beginning of period	**84,338**	**-**
Effect on exchange rate changes on cash balances	**322**	**-**
Cash and cash equivalent at end of period	**63,223**	**63,223**

Footnote:

1. *Include Private Trust Period and Public Trust Period from Listing Date to 30 June 2007.*

1(d)(i) Statement of changes in Unitholders' funds

	Group		Trust	
	2Q 2007 S$'000	YTD 2007 S$'000	2Q 2007 S$'000	YTD 2007 S$'000
Balance as at beginning of period	**474,466**	**-**	**449,445**	**-**
Operations				
Net income	5,618	32,628	(48)	(5,123)
Net increase in net assets resulting from operations	**5,618**	**32,628**	**(48)**	**(5,123)**
Movement in hedging reserve	**1,077**	**1,067**	**1,077**	**1,067**
***Movement in foreign currency* translation reserve**	**3,015**	**(4,049)**	**-**	**-**
Unitholders' transactions				
Creation of units				
- Issue of new units [1]	-	466,594	-	466,594
- Units to be issued as satisfaction of the portion of asset management fees payable in units	497	1,025	497	1,025
Issue expenses [2]	-	(12,592)	-	(12,592)
Net increase in net assets resulting from unitholders' transactions	**497**	**455,027**	**497**	**455,027**
Balance as at end of period	**484,673**	**484,673**	**450,971**	**450,971**

Footnotes:

1. *475.6 million new units were issued to strategic investors.*
2. *Relating to expenses incurred for the Initial Public Offering exercise on 8 December 2006.*

1(d)(ii) **Details of any change in the issued and issuable units**

	Trust	
	2Q 2007 Units	**YTD 2007 [1] Units**
Balance as at beginning of period	**475,630,513**	**-**
New units issued :		
- Issue of new units	-	475,630,513
Issued units as at end of period	**475,630,513**	**475,630,513**
New units to be issued :		
- As payment of asset management fees [1]	341,177	341,177
Total issued and issuable units as at end of period	**475,971,690**	**475,971,690**

Footnotes:
1. *These were the performance component of the asset management fees for YTD 2007 (which will be issued in 3Q 2007).*

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and method of computation applied in the financial statement for the current financial period are consistent with those described in the Prospectus.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

In computing the DPU, the number of units as at the end of each period is used.

	Group	
	2Q 2007	YTD 2007
Weighted average number of units in issue	475,630,513	475,630,513
Earnings per unit ("EPU") [1]		
Based on weighted average number of units in issue	1.18¢	6.86¢
Based on fully diluted basis	1.18¢	6.86¢
Number of units in issue at end of period	475,630,513	475,630,513
Distribution per unit ("DPU")		
Based on the number of units in issue at end of period	1.70¢	3.27¢

Footnote:
1. *EPU is calculated based on net income after tax.*

7 Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period

	Group	Trust
	30 June 07	30 June 07
NAV per unit	$1.02	$0.95
Adjusted NAV per unit (excluding the distributable income)	$0.99	$0.92

8 Review of the performance

Please refer to para 9 for a review of actual performance against the forecast as shown in the Prospectus.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

This para relates to the review of the Group results.

9(i) Income statement (Actual vs Forecast)

		Actual 2Q 2007 S$'000	Forecast [1] 2Q 2007 S$'000	% Change
Gross rental income		16,858	19,137	(11.9)
Other income		999	96	N.M.
Gross revenue	(b)	**17,857**	**19,233**	**(7.2)**
Land rental		(1,070)	(1,082)	1.1
Property related tax		(524)	(1,445)	63.7
Business tax		(894)	(977)	8.5
Property management fee		(681)	(719)	5.3
Other property operating expenses		(2,251)	(2,367)	4.9
Total property operating expenses	(c)	**(5,420)**	**(6,590)**	**17.8**
Net property income		**12,437**	**12,643**	**(1.6)**
Manager's management fees		(959)	(947)	(1.3)
Trustee fees		(16)	(53)	69.8
Other trust operating expenses		(304)	(384)	20.8
Interest income	(d)	506	-	N.M.
Foreign exchange loss - realised	(e)	(230)	-	N.M.
Finance costs	(f)	(1,648)	(2,665)	38.2
Net income before change in fair value of derivative financial instruments and unrealised foreign exchange loss		**9,786**	**8,594**	**13.9**
Change in fair value of derivative financial instruments	(g)	(448)	-	N.M.
Foreign exchange loss - unrealised	(h)	(486)	-	N.M.
Net income before taxation		**8,852**	**8,594**	**3.0**
Taxation	(i)	(3,210)	(1,513)	(112.2)
Total return for the period after taxation		**5,642**	**7,081**	**(20.3)**
Minority interest		(24)	(132)	81.8
Total return for the period attributable to Unitholders before distribution		**5,618**	**6,949**	**(19.2)**

Footnotes:
1. *The forecast is based on the forecast shown in the Prospectus.*

N.M. – not meaningful

9(ii) Distribution statement (Actual vs Forecast)

		Actual 2Q 2007 S$'000	Forecast 2Q 2007 S$'000	% Change
Total return for the period attributable to Unitholders before distribution		**5,618**	**6,949**	**(19.2)**
Distribution adjustments (Note A)		2,464	423	N.M.
Income for distribution to Unitholders	(a)	**8,082**	**7,372**	**9.6**
Comprises :				
- from operations		4,458	1,850	N.M.
- from unitholders' contributions		3,624	5,522	N.M.
		8,082	**7,372**	**9.6**
Distribution per unit (in cents)				
For the period		1.70	1.55	9.6
Annualised		6.82	6.22	9.6
Note A				
Distribution adjustments				
- Asset management fees (performance component payable in units)		497	498	(0.2)
- Change in fair value of derivative financial instruments		448	-	N.M.
- Deferred taxation		1,267	-	N.M.
- Transfer to general reserve	(j)	(320)	(75)	(326.7)
- Unrealised foreign exchange loss		486	-	N.M.
- Other adjustments		86	-	N.M.
Net effect of distribution adjustments		**2,464**	**423**	**N.M.**

9(iii) Breakdown of gross revenue

	Actual 2Q 2007 RMB$'000	Forecast 2Q 2007 RMB$'000	% Change	Actual 2Q 2007 S$'000	Forecast 2Q 2007 S$'000	% Change
Wangjing Mall	28,976	29,077	(0.3)	5,722	5,805	(1.4)
Jiulong Mall	10,283	10,274	0.1	2,031	2,051	(1.0)
Anzhen Mall	18,938	18,938	-	3,740	3,780	(1.1)
Qibao Mall	9,928	15,509	(36.0)	1,961	3,096	(36.7)
Zhengzhou Mall	11,875	11,875	-	2,345	2,371	(1.1)
Jinyu Mall	6,750	6,250	8.0	1,333	1,248	6.8
Xinwu Mall	3,672	4,417	(16.9)	725	882	(17.8)
Gross revenue	**90,422**	**96,340**	**(6.1)**	**17,857**	**19,233**	**(7.2)**

9(iv) **Breakdown of net property income**

	Actual 2Q 2007 RMB$'000	Forecast 2Q 2007 RMB$'000	% Change	Actual 2Q 2007 S$'000	Forecast 2Q 2007 S$'000	% Change
Wangjing Mall	24,745	19,764	25.2	4,886	3,946	23.8
Jiulong Mall	8,319	8,495	(2.1)	1,643	1,696	(3.1)
Anzhen Mall	15,643	15,648	-	3,089	3,124	(1.1)
Qibao Mall	(1,847)	3,790	N.M.	(364)	756	N.M.
Zhengzhou Mall	9,732	9,282	4.8	1,922	1,853	3.7
Jinyu Mall	5,592	4,963	12.7	1,104	991	11.4
Xinwu Mall	796	1,386	(42.6)	157	277	(43.3)
Net property income	**62,980**	**63,328**	**(0.5)**	**12,437**	**12,643**	**(1.6)**

N.M. – not meaningful

9(v) **Review of the performance**

(a) Overall, income for distribution to Unitholders was $8.1 million, which is $0.7 millon or 9.6% higher than the forecast for the same period.

(b) Gross revenue for 2Q 2007 was $17.9 million, which is $1.4 million or 7.2% lower than the forecast for the same period. This was mainly due to lower revenue in Qibao and Xinwu Mall. There were some delays in commencement of leases in the upper floors of Qibao Mall. The management is currently in the process of leasing out these spaces, which are reserved for food and beverages and typically take a longer period to lease out. At Xinwu Mall, the lower revenue was mainly due to pre-termination of certain leases and downtime resulting from the asset enhancement works on level one.

At Wangjing Mall, rental revenue was lower because of longer than expected time taken by the authorities to approve certain tenants' business operations, downtime from pre-terminations, as well as minor renovation works carried out to reconfigure units to draw in a stronger tenant mix. This was partially offset by the recovery of expenses from the previous property owner. At Jinyu Mall, rental revenue was higher than the forecast for the same period mainly due to delay in commencement of assets enhancement work which would only commence in 3Q 2007 instead of June 2007.

(c) Property operating expenses for the period was $5.4 million, which is $1.2 million or 17.8% lower than the forecast for the same period. The main reasons were write-back of property tax for Wangjing Mall as the property title was not transferred as at 30 June 2007, lower property tax assessed for Zhengzhou and Jinyu Malls, utilities savings at Wangjing and Qibao Mall, and partially offset by higher marketing expenses in Qibao Mall due to intensive promotion activities carried out in April 2007.

(d) An interest income of $0.5 million was earned from surplus funds at the trust level.

(e) Realised foreign exchange loss of $0.2 million recognised in 2Q 2007 was mainly due to conversion of US$ fixed deposit to S$ to repay IPO and other trust operating expenses.

(f) Finance cost for the period was $1.6 million, which is $1.0 million or 38.2% lower compared with the forecast for the same period. This was mainly due to interest savings arising from a two-year non-deliverable cross-currency interest rate swap ("NDS") that CRCT has entered into in respect of its US$105.0 million unsecured two-year term loan facility.

(g) The application of FRS39 on the NDS resulted in fair value loss of $0.4M in 2Q 2007. In accordance to the distribution model detailed in the prospectus, distribution income will be adjusted for any change in fair value relating to financial instruments.

(h) Unrealised foreign exchange loss recognised in 2Q 2007 of $0.5 million was mainly due to unrealised revaluation loss on US$ fixed deposit at the trust level.

(i) Taxation for the period was $3.2 million, which is $1.7 million or 112.2% higher than the forecast for the same period. This was mainly due to deferred tax liabilities of $1.3 million which has no impact on the distribution of the trust. If such deferred tax liabilities were excluded, the taxation for the period would have been $1.9 million, which is higher than the forecast by 28.4%. This was mainly due to unrealised revaluation gain on US$ shareholder's loans recorded in the China subsidiaries' books, as a result of the weakening of US$ against RMB, which was taxable in China.

(j) Transfer to general reserve for the period was $0.2 million higher than the forecast for the same period. This was mainly due to higher net profits after tax in the China subsidiaries' books and correspondingly resulted in higher general reserve required to be set aside under China company law.

10 Commentary on the competitive conditions of the industry in which the Trust and its investees operates and any known factors or events that may affect the Trust and its investees in the next reporting period and the next 12 months

Rising prices, fast-growing incomes and wealth created by a record stock market rally propelled Chinese retail sales growth to a three-year high in May 2007. According to the National Bureau of Statistics of China, the value of retail sales in May 2007 was RMB715.8 billion, 15.9% more than a year earlier and beating forecasts of a 15.3% gain. The increase was the biggest since May 2004 and sales for the first five months combined were up 15.2% from a year earlier, well above the 13.7% gain for calendar year 2006.

According to the report by China Economic Net dated 15 June 07, after stripping out inflation, sales growth in May 2007 came in at 12.9%, little changed from 13% in April 2007. The economists at Goldman Sachs said rising prices would continue to prop up the nominal value of sales in coming months and the underlying picture was also bright attributable to higher incomes and the wealth effect from a fast-rising stock market.

China Economic Net also reported a well-entrenched trend of rising spending which showed that the government was having some success in tilting the economy away from its dependence on exports and investment. Rising incomes, along with rapid urbanisation, are the main factor underpinning consumption. Disposable incomes in towns rose 16.6% from a year earlier in real terms in the first quarter of 2007, while rural cash incomes were up a real 12.1%.

The Chinese government has been steadily increasing spending on health and education, and working to expand pensions' coverage, so as to boost disposable income, and thus domestic spending and consumption.

Outlook for 2007

The Manager is confident of achieving the projected distribution of 6.13 cents as stated in the Prospectus.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	:	Distribution for 23 Oct 2006 to 30 June 2007
Distribution type	:	Capital Distribution
Distribution rate	:	3.27 cents per unit
Par value of units	:	Not meaningful
Tax rate	:	Capital Distribution represents a return of capital to unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For unitholders who are liable to Singapore income tax on profits from sale of CRCT units, the amount of capital distribution will be applied to reduce the cost base of their CRCT units for Singapore income tax purposes.
Remark	:	The distribution from 23 October 2006 to 30 June 2007 is expected to be funded from borrowing at the trust level as it is more beneficial for the Group to retain RMB in China for funding its asset enhancement work.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? No.

11(c) Date payable : 24 September 2007

11(d) Book closure date : 12 September 2007

12 If no distribution has been declared/recommended, a statement to that effect

N.A.

13 Segmental Results

Segment information has not been presented as all the Group's investment properties are used primarily for retail purposes and are located in China.

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to para 9 for the review.

15 A breakdown of sales as follows:-

		Group	
		2Q 2007 S$'000	**YTD 2007 S$'000**
15(a)	Gross revenue	17,857	41,262
15(b)	Net income after tax	5,618	32,628

16 A breakdown of the total annual distribution for the current full year and its previous full year :-

N/a.

17 Confirmation Pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors of the manager of CapitaRetail China Trust (the "Manager") which may render the unaudited interim financial results of the Group and Trust (comprising the balance sheets and the result of business, statement of total return & distribution statement, consolidated cash flows statements, statement of changes in unitholders' funds, together with their accompanying notes) as at 30 June 2007, to be false or misleading in any material respect.

On behalf of the Board of the Manager

Kee Teck Koon Director	Lim Beng Chee Chief Executive Officer / Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
25 July 2007

CapitaRetail China Trust

News Release

25 July 2007

For Immediate Release

CRCT's Second Quarter 2007 Distribution Exceeds Forecast[1] by 9.6%[2]

Asset enhancement plans to transform Jinyu Mall into the first one-stop shopping destination in Huhehaote, Inner Mongolia
Yield accretive acquisition worth over S$250 million is expected by end-2007

Singapore, 25 July 2007 – CapitaRetail China Trust Management Limited ("CRCTML" or "the Manager"), the manager of CapitaRetail China Trust ("CRCT"), is pleased to announce a distributable income of S$8.1 million to unitholders of CRCT ("Unitholders") for the period from 1 April 2007 to 30 June 2007 ("Second Quarter 2007"). This is S$0.7 million or 9.6% higher than the forecast[1] distributable income of S$7.4 million for Second Quarter 2007.

Distribution Per Unit in CRCT ("DPU") for Second Quarter 2007 is 1.70 cents (6.82 cents on an annualised basis), which is 9.6% higher than the forecast[1] DPU of 1.55 cents (6.22 cents on an annualised basis) for the same period. DPU for the period from 1 January 2007 to 30 June 2007 ("First Half 2007") [3] is 3.21 cents (6.46 cents on an annualised basis), 9.6% higher than the forecast[1] DPU of 2.93 cents (5.90 cents on an annualised basis).

The Books Closure Date is on 12 September 2007, and Unitholders can expect to receive their Year-To-Date 2007[4] distribution of 3.27 cents per unit on 24 September 2007[5].

In relation to the initial public offering of units in CRCT, the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited

[1] Based on the forecast shown in CRCT Prospectus dated 29 November 2006 ("the Prospectus")
[2] Actual annualised Distribution Per Unit for the period from 1 April 2007 to 30 June 2007 versus the forecast annualized Distribution Per Unit for the same period
[3] As disclosed in the Prospectus, CRCT will make distributions to the Unitholders on a semi-annual basis for the six-month periods ending 30 June and 31 December of each year.
[4] Year-To-Date 2007 includes private trust period from 23 October 2006 to 7 December 2006 and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 30 June 2007.
[5] As disclosed in the Prospectus, the first distribution after the Listing Date will be paid by CRCTML on or before 30 September 2007.

Mr Hsuan Owyang, Chairman of CRCTML, said, "We are pleased to have outperformed our forecast to deliver enhanced results to our Unitholders. In the next few months, CRCT is on track to undertake its first yield accretive acquisition worth over S$250.0 million, which will grow its asset size to close to S$1.0 billion. This acquisition will demonstrate the successful execution of CRCT's well-laid out growth strategy, where stabilised assets from its secured and proprietary pipeline are injected into CRCT. To date, CRCT's strong acquisition pipeline, constituting retail assets owned by CapitaLand-sponsored private retail funds and in the future, include retail malls acquired through the co-operative agreement with China Vanke, already exceeds 70 retail malls[6] in over 28 cities across China. We will continue to look for new opportunities to grow the size of the portfolio, and remain confident of delivering the 2007 forecast distribution of 6.13 cents per unit, barring any unforeseen circumstances."

CEO of CRCTML, Mr Lim Beng Chee said, "Our acquisition plan, asset enhancement initiatives, and our continuous focus on applying a disciplined and pro-active management strategy at our malls will all add up to deliver growth and sustainable total returns to our Unitholders. Growing shopper traffic and occupancy rates by over 33% and 5% respectively at newly developed malls from over a year ago are strong testaments to our proactive asset management skillsets. The major asset enhancement initiative at Jinyu Mall, which is expected to grow its net property income by over RMB 8.0 million, sets the momentum for more value creation opportunities at our China retail malls."

Summary of CRCT Results

	1 Apr to 30 Jun 2007			1 Jan to 30 Jun 2007			YTD 2007[4]
	Actual S$'000	**Forecast [1] S$'000**	**Change %**	**Actual S$'000**	**Forecast [1] S$'000**	**Change %**	**Actual S$'000**
Gross Revenue	17,857	19,233	(7.2)	34,922	37,464	(6.8)	41,262
Net Property Income	12,437	12,643	(1.6)	23,126	24,380	(5.1)	25,547
Distributable Income	8,082	7,372	9.6	15,247	13,912	9.6	15,547
Distribution Per Unit							
For the period	1.70¢	1.55¢	9.6	3.21¢	2.93¢	9.6	3.27¢[5]
Annualised	**6.82¢**	**6.22¢**	**9.6**	**6.46¢**	**5.90¢**	**9.6**	N.M.
Distribution Yield							
- S$3.16 per unit (closing as at 30 June 2007)	2.16%	1.97%	9.6	2.04%	1.87%	9.6	N.M.
- S$2.74 per unit (closing as at 24 July 2007)	2.49%	2.27%	9.6	2.36%	2.15%	9.6	N.M.

N.M. – not meaningful

[6] Includes the new Memorandums of Understandings signed to acquire over 35 retail malls as announced by CapitaLand Limited on 15 January 2007

CRCT's gross revenue for Second Quarter 2007 was 7.2% or S$1.4 million lower than the forecast[1] for the same period. This is mainly attributable to the temporary vacancy void as a result of the reconfiguration works undertaken on Level 1 at Xinwu Mall and the longer than expected time taken to conclude lease negotiations with F&B tenants on Level 4 at Qibao Mall. Revenue at Wangjing Mall was also marginally lower due to certain tenants who took longer than anticipated to receive their approvals from the authorities as well as pre-terminations by some tenants.

CRCT's net property income for Second Quarter 2007 was 1.6% or S$0.2 million lower than the forecast[1]. In Renminbi denomination, net property income was 0.5% or RMB 0.3 million lower than the forecast[1].

Overall, net interest savings, which was partially offset by higher taxation for the period, contributed to the higher distributable income for Second Quarter 2007, compared to the forecast[1].

Asset Enhancement Plans at Jinyu Mall, Huhehaote, Inner Mongolia

Jinyu Mall, currently master leased to the Beijing Hualian Group ("Beijing Hualian"), encompasses significant value creation opportunities. Other than having an inefficient layout, the mall also lacks on-site car parking lots. The Manager has thus developed a set of asset enhancement initiatives which is expected to enhance the rental income and consequently, the property yield of Jinyu Mall.

Firstly, the popular fresh goods section of the Beijing Hualian supermarket will be relocated from its current location on Level 1 to Level 3 of the mall. The relocation will release prime retail space on Level 1 for higher-yielding specialty tenants, and concurrently, help drive shopper traffic and raise rental value on the upper floors. Concurrently, the space currently occupied by the departmental store and its sub-lesses on Levels 1, 2 and 3 will be recovered by the Manager, reconfigured and directly leased to specialty tenants. Similarly, this initiative is expected to result in higher rental yields. In addition, new car park lots will be added on Levels 4 and 5 of the mall to attract and cater to the growing population of car owners in the city. The proposed works are expected to transform Jinyu Mall into the first of its kind one-stop family shopping, dining, and entertainment destination in Huhehaote.

The enhancement works are expected to commence in Third Quarter 2007 and are expected to be completed by First Quarter 2008. The initiatives are expected to yield an annual incremental net property income of approximately RMB 8.3 million (S$1.7million)[7]. Based on an estimated capital expenditure of RMB 82.5 million (S$16.5 million)[7], the ungeared return on investment is expected to be 10.0%.

Update on Jiulong Mall

On 13 July 2007, CRCT obtained the legal ownership of Jiulong Mall with the transfer of Jiulong Mall's strata titles to the basement, Levels 1, 2 and 3 to CapitaRetail Beijing Shuangjing Real Estate Co., Ltd (formerly known as CapitaRetail Beijing Jiulong Real Estate Co., Ltd), the special purpose company established to hold the mall.

Since listing on 8 December 2006, CRCT did not hold the legal title of Jiulong Mall and had only contractual rights to the mall's rental income. Levels 2 and 3 of the mall were subject to a court injunction as the vendor of Jiulong Mall was party to certain legal proceedings under the China laws, whilst the transfer of strata titles for Level 1 and the basement level were not effected on time by the China real estate administrative authorities before the Listing Date.

Update on Xinwu Mall

Reconfiguration works on Level 1 at Xinwu Mall was completed on schedule in May 2007. Established China domestic retailers, such as Daphne (达芙妮), one of the leading shoe brands in China, Disney Lifestyle Store (迪士尼生活馆), which sells Disney fashion and accessories as well as Mengziyuan (蒙自源过桥米线), a popular local fast-food chain, have since commenced operations.

Update on Wangjing Mall

Occupancy rate at Wangjing Mall now stands at a high of 98%. Levels 5, 6 and 7 of the mall's tower block have been leased to a reputable children enrichment school, Elfa Learning Centre (爱儿坊), kids' fashion store, Lijia Baby (丽家宝贝), and a popular Chinese restaurant, Beijing Jiangnanchuzi (北京江南厨子). Escalators linking the tenants on the three levels of the tower block to Level 4 of the mall podium have also been added to help drive shopper traffic and tenants' sales at the upper floors.

---

[7] S$1 = RMB4.99

<u>About CapitaRetail China Trust (www.capitaretailchina.com)</u>

Listed on the Singapore Exchange Securities Trading Limited on 8 December 2006, CRCT is the first pure-play China retail Real Estate Investment Trust ("REIT") in Singapore. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in China, Hong Kong and Macau.

The current portfolio of seven retail mall properties, valued at approximately S$690 million, is located in key cities of China. The properties are Wangjing Mall, Jiulong Mall and Anzhen Mall in Beijing, Qibao Mall in Shanghai, Zhengzhou Mall in Zhengzhou, Jinyu Mall in Huhehaote, and Xinwu Mall in Wuhu. The properties are uniquely positioned as one-stop family-oriented shopping, dining and entertainment destinations for the sizeable population catchment areas in which they are located, and are accessible via major transportation routes or access points. A significant portion of the properties' tenancies consists of major international and domestic retailers such as Wal-Mart, Carrefour and the Beijing Hualian Group under master leases or long-term leases, which provide Unitholders with stable and sustainable returns.

CRCT is managed by an external manager, CRCTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

The past performance of CapitaRetail China Trust ("CRCT") is not indicative of the future performance of CRCT. Similarly, the past performance of the CapitaRetail China Trust Management Limited (the "Manager") is not indicative of the future performance of the Manager.

The value of units in CRCT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("Unitholders") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and

assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaRetail China Trust Management Limited

(Company Registration No. *200611176D*)

Analyst / Investor Contact
Ms Shirlene SIM
DID: (65) 6826 5543
HP: (65) 9798 7225
Email: shirlene.sim@capitaland.com.sg

Media Contact
Ms TONG Ka-Pin
DID: (65) 6826 5856
HP: (65) 9862 2435
Email: tong.ka-pin@capitaland.com.sg

CapitaRetail
China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaRetail China Trust ("**CRCT**") will be closed on **12 September 2007 at 5.00 p.m.** (the "**Books Closure Date**") to determine the entitlements of the unitholders of CRCT ("**Unitholders**") to CRCT's distributable income of 3.27 cents per unit in CRCT ("**Unit**") for the period from 23 October 2006 (the date of constitution of CRCT) to 30 June 2007 (the "**Distribution**").

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the Distribution to be paid on **24 September 2007**.

The Distribution will be a Capital Distribution.

Capital Distribution represents a return of capital to Unitholders for Singapore income tax purposes and is therefore not subject to Singapore income tax. For Unitholders who are liable to Singapore income tax on profits from sale of CRCT units, the amount of Capital Distribution will be applied to reduce the cost base of their CRCT units for Singapore income tax purposes.

IMPORTANT DATES AND TIMES

DATE / DEADLINE	**Event**
12 September 2007 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CRCT
24 September 2007	Payment of Distribution

For enquiries, please contact Ms Shirlene Sim at 6826 5543 or email: shirlene.sim@capitaland.com.sg or visit our website at <www.capitaretailchina.com>.

BY ORDER OF THE BOARD
CapitaRetail China Trust Management Limited
(Company Registration Number 200611176D)
As manager of CapitaRetail China Trust

Kannan Malini
Company Secretary
25 July 2007

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaRetail China Trust Management Limited, as the manager of CRCT, (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

CapitaRetail
China Trust

CAPITARETAIL CHINA TRUST (CRCT)

Financial Results For Second Quarter 2007



25 July 2007

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CRCT IPO Prospectus dated 29 November 2006. This shall be read in conjunction with paragraph 9 of CRCT 2007 Second Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

In relation to the initial public offering of units in CRCT, the Sole Financial Adviser was J.P. Morgan (S.E.A.) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A.) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

CapitaRetail China Trust

Contents

CapitaRetail China Trust

Financial Highlights



CapitaRetail China Trust

Summary of Results : 2Q 2007 (1 Apr – 30 Jun 2007)

2Q 2007: Distributable Income exceeds forecast[1] by 9.6%

	1 Apr – 30 Jun 07			1 Jan – 30 Jun 07			YTD 2007[2]
	Actual	Forecast[1]	Change %	Actual	Forecast[1]	Change %	Actual
Gross Revenue (S$'000)	17,857	19,233	(7.2)	34,922	37,464	(6.8)	41,262
Net Property Income (S$'000)	12,437	12,643	(1.6)	23,126	24,380	(5.1)	25,547
Distributable Income[3]	8,082	7,372	9.6	15,247	13,912	9.6	15,547
Distribution Per Unit							
For the period	1.70¢	1.55¢	9.6	3.21¢	2.93¢	9.6	3.27¢[4]
Annualised	6.82¢	6.22¢	9.6	6.46¢	5.90¢	9.6	N.M.[5]
Distribution Yield							
- S$3.16 per unit (closing as at 30 Jun 07)	2.16%	1.97%	9.6	2.04%	1.87%	9.6	N.M.[5]
- S$2.74 per unit (closing as at 24 Jul 07)	2.49%	2.27%	9.6	2.36%	2.15%	9.6	N.M.[5]

1. The forecast is based on the forecast shown in CRCT Prospectus (the "Prospectus") dated 29 November 2006.
2. YTD 2007 includes private trust period from 23 October 2006 to 7 December 2006 ("Private Trust Period") and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 30 June 2007.
3. As disclosed in the Prospectus, the first distribution after the Listing Date will be for the period from the Listing Date to 30 June 2007 and will be paid by the Manager on or before 30 September 2007.
4. The Books Closure Date is on 12 September 2007, and Unitholders can expect to receive their YTD 2007 distribution of 3.27 cents per unit on 24 September 2007.
5. N.M.- not meaningful

CapitaRetail China Trust

CRCT Performance since IPO (8 Dec 2006) to 30 Jun 2007

- **179.6% Unit Price Appreciation**
- **Outperformed STI & Property Stocks**



% change in unit price/index value
195
145
95
45
-5
IPO to 30 June 07
CRCT + 179.6%
STI + 22.3%
SESPROP + 42.8%
CRCT
SESPROP
STI
IPO
15-Dec
26-Dec
5-Jan
15-Jan
23-Jan
31-Jan
8-Feb
16-Feb
28-Feb
8-Mar
16-Mar
26-Mar
3-Apr
12-Apr
20-Apr
30-Apr
9-May
17-May
25-May
5-Jun
13-Jun
21-Jun
29-Jun

STI – Straits Times Index, SESPROP – Singapore Property Equities Index
Source : Bloomberg, CRCTML

CapitaRetail China Trust

Financial Results for 2Q 2007



CapitaRetail
China Trust

Distribution Statement : 2Q 2007 (1 Apr – 30 Jun 07)

	Actual S$'000	Forecast[1] S$'000	Variance (%)	YTD 2007[2] S$'000
Gross revenue	17,857	19,233	(7.2)	41,262
Less property operating expenses	(5,420)	(6,590)	17.8	(15,715)
Net property income	12,437	12,643	(1.6)	25,547
Non-operating income/(expense)	(230)	-	N.M.[4]	(839)
Other trust expenses	(1,279)	(1,384)	7.6	(3,591)
Net interest expenses	(1,142)	(2,665)	57.1	(2,573)
Net income before change in fair value of fin. derivative & inv. ptys & unrealised FX gain	9,786	8,594	13.9	18,544
Change in fair value of fin. derivative & inv. ptys	(448)	-	N.M.[4]	20,231
Foreign exchange loss - unrealised	(486)	-	N.M.[4]	(175)
Net income before taxation	8,852	8,594	3.0	38,600
Taxation	(3,210)	(1,513)	(112.2)	(6,282)
Minority interest	(24)	(132)	81.8	310
Distribution adjustment	2,464	423	N.M.[4]	(17,081)
Distributable Income[3]	8,082	7,372	9.6	15,547
Distribution Per Unit (for the period)	1.70¢	1.55¢	9.6	3.27¢[5]
Annualised Distribution Per Unit	6.82¢	6.22¢	9.6	N.M[4]

1. The forecast is based on the forecast shown in CRCT Prospectus (the "Prospectus") dated 29 November 2006.
2. YTD 2007 includes private trust period from 23 October 2006 to 7 December 2006 ("Private Trust Period") and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 30 June 2007.
3. As disclosed in the Prospectus, the first distribution after the Listing Date will be for the period from the Listing Date to 30 June 2007 and will be paid by the Manager on or before 30 September 2007.
4. N.M.- not meaningful
5. The Books Closure Date is on 12 September 2007, and Unitholders can expect to receive their YTD 2007 distribution of 3.27 cents per unit on 24 September 2007.

CapitaRetail China Trust

Distributable Income : 2Q 2007

Distributable income exceeds forecast[1] by 9.6%

	2Q 2007 (S$)		Fav / (Unfav)
	Actual	Forecast[1]	S$'000
Net Property Income	12,437	12,643	(206)
Distributable Income	8,082	7,372	710

Distributable Income for 2Q 2007 is favourable at $710,000 mainly due to:-

	S$'000
Lower NPI	(206)
Net interest saving	1,523
Higher taxation	(430)
Unbudgeted realised FX loss	(230)

1. The forecast is based on the forecast shown in CRCT Prospectus dated 29 November 2006.

CapitaRetail China Trust

Property Gross Revenue (in S$) : 2Q 2007



7.2%
CRCT Portfolio
17,857
19,233
Wangjing Mall
5,722
5,805
Longer than expected time taken by authorities to approve new tenants' business operations; downtime from pre-terminated leases. Revenue shortfall partially offset by recovery of expenses from previous owner
Jiulong Mall
2,031
2,051
Revenues met forecasts but RMB weakened against S$
Anzhen Mall
3,740
3,780
Qibao Mall
1,961
3,096
Longer than expected time taken to conclude lease negotiations with F&B tenants on Level 4
Zhengzhou Mall
2,345
2,371
Jinyu Mall
1,333
1,248
Xinwu Mall
725
882
Downtime from pre-terminated leases; shopper traffic affected by reconfiguration works on Level 1
0
3000
6000
9000
12000
15000
18000
21000
S$'000
Actual
Forecast

CapitaRetail China Trust

Property Operating Expenses (in S$): 2Q 2007



CRCT Portfolio
5,420
6,590
17.8%
Wangjing Mall
836
1,859
Write-back of property tax and utilities savings
Jiulong Mall
388
355
Anzhen Mall
651
656
Qibao Mall
2,325
2,340
Utilities savings was partially offset by higher marketing expenses
Zhengzhou Mall
423
518
Lower property tax assessed
Jinyu Mall
229
257
Xinwu Mall
568
605
0
1000
2000
3000
4000
5000
6000
7000
S$'000
Actual
Forecast

CapitaRetail China Trust

Net Property Income (in S$) : 2Q 2007



CRCT Portfolio
12,437
12,643
1.6%
Wangjing Mall
4,886
3,946
Jiulong Mall
1,643
1,696
Anzhen Mall
3,089
3,124
Qibao Mall
-364
756
Zhengzhou Mall
1,922
1,853
Jinyu Mall
1,104
991
Xinwu Mall
157
277
-500
1500
3500
5500
7500
9500
11500
13500
S$'000
Actual
Forecast

CapitaRetail China Trust

Property Gross Revenue (in RMB) : 2Q 2007


CRCT Portfolio
90,422
96,340
6.1%
Wangjing Mall
28,976
29,077
Longer than expected time taken by authorities to approve new tenants' business operations; downtime from pre-terminated leases. Revenue shortfall partially offset by recovery of expenses from previous owner
Jiulong Mall
10,283
10,274
Anzhen Mall
18,938
18,938
Qibao Mall
9,928
15,509
Longer than expected time taken to conclude lease negotiations with F&B tenants on Level 4
Zhengzhou Mall
11,875
11,875
Jinyu Mall
6,750
6,250
Xinwu Mall
3,672
4,417
Downtime from pre-terminated leases; shopper traffic affected by reconfiguration works on Level 1
0
20000
40000
60000
80000
100000
RMB'000
Actual
Forecast

CapitaRetail China Trust

Net Property Income (in RMB) : 2Q 2007


CRCT Portfolio
62,980
63,328
0.5%
Wangjing Mall
24,745
19,764
Jiulong Mall
8,319
8,495
Anzhen Mall
15,643
15,648
Qibao Mall
-1,847
3,790
Zhengzhou Mall
9,732
9,282
Jinyu Mall
5,592
4,963
Xinwu Mall
796
1,386
-2000
8000
18000
28000
38000
48000
58000
68000
RMB'000
Actual
Forecast

CapitaRetail China Trust

Debt Capital Information (as at 30 June 2007)

Debt Maturity Profile



S$ million
250
200
150
100
50
0
230.0
Variable
Rate
30.3%
Fixed
Rate
69.7%
160.2
69.8
Trust - Unsecured (Fixed Rate)
Anzhen - Secured (Variable Rate)
Total Borrowings
2008
2011

Key Statistics of CRCT

Gearing Ratio	29.6%
Interest Cover	5.3 times
Average Cost of Debt	3.0%

Net Interest Savings for 2Q 2007

	S$'000
Actual interest expense	1,648
Forecast interest expense	2,665
Interest expense saving[1]	1,017
Add:	
Unbudgeted interest income [2]	506
Net interest savings	1,523

1. This was mainly due to interest savings arising from the two-year non-deliverable cross-currency interest rate swap that CRCT has entered into in respect of its US$105.0 million unsecured two-year term loan facility.
2. An interest income of $0.5million was earned from surplus fund at trust level.

CapitaRetail China Trust

Balance Sheet

As at 30 June 2007	S$'000
Non Current Assets	711,995
Current Assets	81,091
Total Assets	793,086
Current Liabilities	40,363
Non Current Liabilities	254,636
Less Total Liabilities	294,999
Minority interest	13,414
Net assets attributable to Unitholders	484,673
Units In Issue ('000 units)[1]	475,972

Net Asset Value per unit (as at 30 June 2007)	S$1.02
Adjusted Net Asset Value per unit (net of distribution)	S$0.99

1. Include units which will be issued to the Manager as payment for the performance component of the asset management fees for YTD 2007 (which will be issued in 3Q 2007)

CapitaRetail China Trust

Obtained legal ownership to Jiulong Mall



CRCT did not hold the legal title of Jiulong Mall and had only contractual rights to the mall's rental income as:

- the vendor of the mall was party to certain legal proceedings under which Levels 2 and 3 were subject to a court injunction

- China real estate admin. authorities had not managed to effect the transfer of titles for the Basement and Level 1

On 13 July 2007, CRCT obtained legal ownership to Jiulong Mall with the successful transfer of the strata titles to the Basement, Levels 1, 2 and 3

CapitaRetail China Trust

Portfolio Update



CapitaRetail
China Trust

Occupancy rates

Occupancy rates at the new malls have risen by as high as 18% from nearly a year ago

	As at 31 August 06[1,2]	As at 15 April 07 [1,4]	As at 15 July 07[1]
Wangjing Mall	89.9%	90.3%	98.3%
Jiulong Mall	100%	100%	100%
Anzhen Mall	100%	100%	100%
Qibao Mall	65.8%	78.0%	78.8%
Zhengzhou Mall	100%	100%	100%
Jinyu Mall	100%	100%	100%
Xinwu Mall	66.7%	81.5%	84.8%
CRCT Portfolio[3]	89.9%	93.1%	94.9%

1. Based on committed leases.
2. As disclosed in CRCT prospectus dated 29 November 2006.
3. Based on CRCT's 51% ownership interest of Xinwu Mall.
4. As disclosed in CRCT 1Q 2007 results dated 19 April 2007.

CapitaRetail China Trust

Summary of New Leases

As at 30 June 2007

Property[1]	No. of new leases[2]	Net incremental monthly rental vs forecast (RMB '000)	Variance over forecast (%)
Wangjing Mall[3]	32	114.5	11.3
Qibao Mall	36	41.9	4.4
Xinwu Mall[4]	27	-1.6	- 1.5
CRCT Portfolio[5]	95	154.8	7.5

A total of 95 new leases[3, 4], including 26 new leases at newly created lettable area, were committed since Listing Date.

1. Anzhen Mall, Zhengzhou Mall and Jinyu Mall are under long-term master lease arrangements, while there were no new leases for Jiulong Mall.
2. Based on the period from listing on 8 December 2006 to 30 June 2007.
3. Excluding 1 new lease in Wangjing Mall which has its rent as a percentage of turnover.
4. Excluding 22 new leases in Xinwu Mall which have their rents as a percentage of turnover.
5. Based on CRCT's 51% ownership interest in Xinwu Mall.

CapitaRetail China Trust

New tenants at Wangjing Mall

L5, L6 and L7 of tower block filled by reputable tenants. Escalators added to link the tenants to L4 of the mall podium to help drive traffic and sales.


PIRATESHIP

Pirate Ship (海盗船) on Level 2



Hot pot (麻辣香锅) on Levels 1 & 2



Elfa Learning Centre (爱儿坊) on Level 5



Lijia Baby (丽家宝贝) on Level 5

New tenants at Qibao Mall

Some of the new tenants who commenced operations in 2Q 2007


天福茗茶
Ten Fu's TEA


GIORDANO

Giordano on Level 2

Ten Fu's Tea (天福茗茶) on Level 2



KS Shizixiu (十字绣) on Level 2 newly created space



Sifang Xiaochu (私房小厨) on Level 1 newly created space

CapitaRetail China Trust

New tenants at Xinwu Mall

Reconfiguration works on L1 completed on schedule in May 2007. Established China domestic retailers have since commenced operations


DAPHNE

Daphne (达芙妮) on Level 1


卡 路 · 约 翰

Carol John's (卡路 • 约翰) on Level 1



Disney Lifestyle Store (迪士尼生活馆) on Level 1



Cardanna (科都) on Level 1 newly created space

CapitaRetail China Trust

Portfolio Lease Expiry Profile (By Year)

Long-term master leases & anchor tenants contribute towards stable & sustainable revenue streams

As at 30 Jun 2007	No. of Leases	Gross Rental Income[1] RMB'000	Gross Rental Income[1] % of total[2]
2007	32	492	1.6%
2008	119	2,044	6.7%
2009	121	5,012	16.4%
2010	37	3,908	12.7%
Beyond 2010	40	19,170	62.6%

CRCT Portfolio	Weighted average lease term to expiry
By Gross Rent[1]	11.0 years
By Gross Rentable Area ("GRA")[1]	13.4 years

1. Based on CRCT's 51% ownership interest of Xinwu Mall.
2. Percentage of total gross rental income based on committed leases as at 30 June 2007

CapitaRetail China Trust

Portfolio Lease Expiry Profile for 2007 (By Property)

As at 30 Jun 2007	No. of Leases	Gross Rental Income[1]	
		RMB'000	% of total[2]
Wangjing Mall	15	173	1.8%
Jiulong Mall	2	175	5.1%
Anzhen Mall	0	0	0%
Qibao Mall	7	106	2.4%
Zhengzhou Mall	0	0	0%
Jinyu Mall	0	0	0%
Xinwu Mall	8	38	5.8%

1. Based on CRCT's 51% ownership interest of Xinwu Mall.
2. As percentage of total gross rental income for the month of June 2007.

CapitaRetail China Trust

Shopper Traffic

Shopper traffic[1] registered improvement across all malls

	Average daily traffic count for the period btwn the mall's opening to end 2006	Average daily traffic count in 1H 2007[2]	% increase
Wangjing Mall (opened in mid-Jul 06)	17,012	19,823	16.5% ⇧
Qibao Mall (re-launched after the completion of the 1st phase of AEI in Aug 06)	14,183	20,415	43.9% ⇧
Xinwu Mall (opened in end Dec 05)	20,804	29,021	39.5% ⇧

1. Traffic count data is not available for Anzhen Mall, Jiulong Mall, Zhengzhou Mall and Jinyu Mall
2. For the period between 1 January 2007 to 30 June 2007

CapitaRetail China Trust

Asset Enhancement Initiatives – Jinyu Mall



CapitaRetail China Trust

Jinyu Mall
Proposed AEI Works



Existing facade of the mall



Existing interior

The proposed AEI works aim to enhance the rental income and property yield of the mall by addressing its current weaknesses:

- Inefficient layout on all floors

- A lack of on-site car parking lots

Jinyu Mall
Proposed AEI works on Level 1

**Relocate popular fresh goods section of the supermarket to Level 3;
Reconfigure and lease recovered prime space to higher-yielding specialty tenants**

Before


Existing department store occupying prime L1 space
Existing supermarket (fresh goods) occupying prime L1 space

Level 1

After



Convert recovered prime space for specialty tenants
Improve layout and circulation

CapitaRetail China Trust

Jinyu Mall
Proposed AEI works on Levels 2 and 3

Lease recovered department store space to higher-yielding specialty tenants; Relocated supermarket on L3 would help to drive shopper traffic and rental values

Before



Level 3

After


Relocated supermarket (fresh goods) to drive shopper traffic and rental value on the upper floors

Convert recovered dept store space for specialty tenants
Improve layout and circulation

Jinyu Mall

Proposed AEI works on Levels 4 & 5

Build car parking lots on both L4 and L5

Before



Level 4

After



Car park

CapitaRetail China Trust

Jinyu Mall

Summary of AEI works

Transform Jinyu Mall into a one-stop family shopping, dining, and entertainment destination - a first of its kind in Huhehaote



New facade



New central atrium

- **L1: Relocate popular fresh goods section of supermarket to L3; Reconfigure and lease recovered prime space to higher-yielding specialty tenants**
- **L2 & L3: Lease recovered department store space to higher-yielding specialty tenants; Relocated supermarket on L3 would help drive shopper traffic and rental values**
- **L4 & L5: Build car parking lots**

Jinyu Mall
ROI from Proposed AEI Works

Capital Expenditure	Start Date	Completion Date
RMB 82.5 mil	**Third Quarter 2007**	**First Quarter 2008**

	AEI Budget[1]
	(RMB '000)
Stabilised Net Property Income (FY2008) in Prospectus	21,666
Stabilised Net Property Income after proposed AEI works	29.945
Increase in Net Property Income	8,280
Capital Expenditure	82,500
Return on Investment (ROI)	**~ 10.0%**

1. Based on the Manager's estimates

CapitaRetail China Trust

CapitaRetail

China Trust

For enquiries contact:
Ms Shirlene Sim
Investor Relations Manager
CapitaRetail China Trust Management Limited
DID: +65 68265543
Email: shirlene.sim@capitaland.com.sg
Website: www.capitaretailchina.com

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:

1)	Name	:	Brilliant Property Investment Holding Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$100 comprising 100 ordinary shares
2)	Name	:	Brilliant Retail Investment Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$2 comprising 2 ordinary shares
3)	Name	:	Brilliant Office Investment Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$2 comprising 2 ordinary shares
4)	Name	:	Brilliant Hotel Investment Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$2 comprising 2 ordinary shares
5)	Name	:	Brilliant Residential Holding Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$2 comprising 2 ordinary shares
6)	Name	:	Brilliant Residential Development Pte. Ltd.
	Principal Activity	:	Property Development
	Share Capital	:	S$2 comprising 2 ordinary shares

7)	Name	:	Brilliant Hotel Trustee Pte. Ltd.
	Principal Activity	:	Investment Holding and Property Development
	Share Capital	:	S$2 comprising 2 ordinary shares
8)	Name	:	Brilliant Retail Trustee Pte. Ltd.
	Principal Activity	:	Investment Holding and Property Development
	Share Capital	:	S$2 comprising 2 ordinary shares
9)	Name	:	Brilliant Office Trustee Pte. Ltd.
	Principal Activity	:	Investment Holding and Property Development
	Share Capital	:	S$2 comprising 2 ordinary shares
10)	Name	:	CapitaLand Nexus Investment Pte. Ltd.
	Principal Activity	:	Investment Holding
	Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
25 July 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Jul-2007 18:04:42
Announcement No.	00070

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - (A) Unaudited Results for the period ended 30 June 2007; and (B) ART's unitholders' distribution 58% above 2Q 2006
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited ("ARTML"), has today issued an announcement and a news release on the above matters. For details, please refer to the announcement and news release posted by ARTML on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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ASCOTT

RESIDENCE
TRUST

ASCOTT RESIDENCE TRUST
UNAUDITED RESULTS FOR THE PERIOD
ENDED 30 JUNE 2007
TABLE OF CONTENTS

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Advisor, Sole Global Coordinator and Sole Lead Underwriter.

ASCOTT RESIDENCE TRUST
2007 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT ANNOUNCEMENT

INTRODUCTION

Ascott Residence Trust ("ART") was established under a trust deed dated 19 January 2006 entered into between Ascott Residence Trust Management Limited (as manager of ART) (the "Manager") and DBS Trustee Limited (as trustee of ART) (the "Trustee").

ART was directly held by The Ascott Group Limited up to and including 30 March 2006 (the "Private Trust"). On 31 March 2006 (the "Listing Date"), it was listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

ART's objective is to invest primarily in real estate and real estate related assets which are income-producing and which are used, or predominantly used as serviced residences or rental housing properties in the Pan-Asian Region. The initial portfolio of ART comprised 12 properties ("Initial Properties") which are located in five different countries (Singapore, Indonesia, the Philippines, China and Vietnam).

In October 2006, ART completed the acquisition of a 90% interest in Somerset Olympic Tower, Tianjin and a 40% beneficiary interest in Somerset Roppongi, Tokyo. The acquisition of the remaining 10% interest in Somerset Olympic Tower, Tianjin and 26.8% interest in Somerset Chancellor Court were completed in January 2007. In March 2007, ART completed the acquisition of a 100% interest in Ascott Makati, Manila and the additional 40.2% interest in Somerset Chancellor Court, Ho Chi Minh City. In April 2007, ART completed the acquisition of a 100% interest in Somerset Azabu East, Japan and the remaining 60% interest in Somerset Roppongi, Tokyo. The acquisition of a 100% interest in Somerset Gordon Heights, Melbourne was completed in May 2007. With these acquisitions, ART's portfolio has expanded to 18 properties with 2,904 apartment units across seven countries as compared to 16 properties with 2,718 apartment units across six countries as at 31 March 2007.

As disclosed in the prospectus dated 6 March 2006 (the "Prospectus"), ART will distribute 100% of its taxable income and Net Overseas Income for the period from the Listing Date to 31 December 2006 and for the financial year ending 31 December 2007. Thereafter, ART will distribute at least 90% of its taxable income (other than gains on the sale of real properties or shares by ART which are determined to be trading gains) and Net Overseas Income, with the actual level of distribution to be determined at the Manager's discretion. ART will make distributions to unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates. Distributions, when paid, will be in Singapore dollar.

As ART's acquisition of its Initial Properties were only completed on 1 March 2006, the comparative prior period financial results for YTD June 2006 is only for income derived for the period of 1 March 2006 to 30 June 2006 from the initial 12 properties. The financial results for 2Q 2007 is from income derived from 17 properties (2,861 apartment units) for April and May 2007 and income derived from 18 properties (2,904 apartment units) for June 2007.

1(a)(i) CONSOLIDATED STATEMENT OF TOTAL RETURN

	Note	Actual (1/4/07 to 30/6/07) S$'000	Actual (1/4/06 to 30/6/06) S$'000	% +/-	Actual (1/1/07 to 30/6/07) S$'000	Actual (19/1/06 to 30/6/06) [1] S$'000	% +/-
Revenue	A.1	40,642	26,175	55	69,599	34,872	100
Direct expenses	A.2	(22,408)	(13,270)	69	(37,743)	(17,732)	113
Gross Profit	A.1	18,234	12,905	41	31,856	17,140	86
Finance income		246	78	215	424	87	387
Other operating income	A.3	178	648	-73	539	649	-17
Finance costs	A.4	(4,067)	(2,875)	41	(7,588)	(4,016)	89
Manager's management fees		(1,536)	(1,119)	37	(2,752)	(1,476)	86
Trustee's fee		(39)	(34)	15	(76)	(60)	27
Professional fees		(229)	(158)	45	(328)	(244)	34
Audit fees		(140)	(93)	51	(207)	(125)	66
Foreign exchange gain / (loss) - realised		(72)	97	-174	167	52	221
Other operating expenses	A.5	(117)	(184)	-36	(196)	(242)	-19
Share of profit of associates (net of tax)		(6)	-	n.m.	95	-	n.m.
Net income before change in fair value of financial derivative and unrealized foreign exchange loss		**12,452**	**9,265**	**34**	**21,934**	**11,765**	**86**
Net change in fair value of financial derivative	A.6	1,178	-	n.m.	(3,029)	-	n.m.
Foreign exchange gain / (loss) - unrealised	A.7	3,946	(2,559)	254	2,634	(1,932)	236
Total return for the period before tax		**17,576**	**6,706**	**162**	**21,539**	**9,833**	**119**
Income tax expense	A.8	(2,240)	(1,664)	35	(4,119)	(2,284)	80
Total return for the period after tax		**15,336**	**5,042**	**204**	**17,420**	**7,549**	**131**
Minority interests		(1,298)	(984)	32	(2,251)	(1,309)	72
Total return for the period attributable to unitholders before distribution		**14,038**	**4,058**	**246**	**15,169**	**6,240**	**143**
Distribution to Unitholders from operations							
- Period from 19/1/06 to 30/3/06		-	(156)		-	(156)	
- Period from 1/7/06 to 31/12/06		-	-		(8,950)	-	
- Period from 1/1/07 to 25/3/07		(2,203)	-		(2,203)	-	
Total return for the period attributable to Unitholders after distribution		**11,835**	**3,902**	**203**	**4,016**	**6,084**	**-34**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

	Note	Actual (1/4/07 to 30/6/07) S$'000	Actual (1/4/06 to 30/6/06) S$'000	% +/-	Actual (1/1/07 to 30/6/07) S$'000	Pro Forma (19/1/06 to 30/6/06)[1] S$'000	% +/-
Total return for the period attributable to unitholders before distribution		14,038	4,058	246	15,169	6,240	143
Net effect of non-tax deductible / chargeable items and other adjustments	A.9	(1,890)	3,655	-152	5,021	3,458	45
Total amount distributable to Unitholders for the period		**12,148**	**7,713**	**58**	**20,190**	**9,698**	**108**
Comprises :							
- from operations		1,617	763		3,978	929	
- from unitholders' contributions		10,531	6,950		16,212	8,769	
		12,148	**7,713**	**58**	**20,190**	**9,698**	**108**

Footnotes

(1) ART was established on 19 January 2006 but the acquisition of the Initial Properties was completed on 1 March 2006. Hence the income recorded relates only to the 4-month period from 1 March 2006 to 30 June 2006. ART had no income from 19 January 2006 to 28 February 2006.

1(a)(ii) Explanatory Notes to Consolidated Statement of Total Return

A.1 Revenue and Gross profit

Revenue

Revenue for 2Q 2007 of S$40.6 million increased by 55% as compared to 2Q 2006. The increase in revenue was due to the inclusion of the revenue from six additional properties which were acquired subsequent to 2Q 2006. Overall revenue per available unit ("REVPAU") increased by 7% from S$123 for 2Q 2006 to S$132 for 2Q 2007, mainly driven by higher average daily rates. Serviced residence operations in Singapore and Philippines achieved a double digit REVPAU growth for 2Q 2007 as compared to the corresponding period. On a same store basis, revenue for 2Q 2007 increased by S$1 million or 4% as compared to 2Q 2006.

Gross profit

The improved performances from the Group's serviced residences, in particular Singapore, Philippines and Vietnam, and the inclusion of the results of six additional properties which were acquired subsequent to 2Q 2006 resulted in the increase of the gross profit by 41%, from S$12.9 million for 2Q 2006 to S$18.2 million for 2Q 2007.

A.2 Direct expenses include the following items:

	Actual (1/4/07 to 30/6/07) S$'000	Actual (1/4/06 to 30/6/06) S$'000	% +/-	Actual (1/1/07 to 30/6/07) S$'000	Actual (19/1/06 to 30/6/06) S$'000	% +/-
Depreciation and amortisation	(2,665)	(834)	220	(3,484)	(1,096)	218
Staff costs	(3,884)	(3,069)	27	(6,936)	(4,138)	68

A.3 **Other operating income**

Other operating income for 2Q 2007 was lower by S$0.5 million as compared to the corresponding period last year. This was because for 2Q 2006, other operating income included a gain arising from the unwinding of an interest rate swap transaction for one of the subsidiary companies, as the floating rate bank loan was converted into a fixed rate bank loan.

A.4 **Finance costs**

Finance costs for 2Q 2007 increased by S$1.2 million as compared to 2Q 2006. This was mainly due to additional bank loans taken up or assumed upon acquisition of new properties.

A.5 **Other operating expenses**

Other operating expenses comprise primarily trust expenses such as annual listing fee and registry fees, valuation fees, costs associated with the preparation and distribution of reports and communication to unitholders and investors.

A.6 **Net change in fair value of financial derivative**

The 2Q 2007 gain of $1.2 million relates to unrealized changes in the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level. The corresponding translation effect to the Group arising on the underlying US$ bank loan was an unrealized foreign exchange gain of S$1.1 million taken to the Statement of Total Return (refer to Para A.7) and a translation loss of S$1.0 million taken to the foreign currency translation reserve. Hence, the net impact on the Group's net asset value was an increase of S$1.3 million.

A.7 **Foreign exchange gain / (loss) - unrealized**

The foreign exchange gain recognised in 2Q 2007 was mainly due to (1) unrealized revaluation gain on US$ bank loan in subsidiaries' books, as a result of the depreciation of US$ against RMB, (2) unrealized revaluation gain on US$ shareholder's loan in Philippines subsidiary's books, as a result of the depreciation of US$ against Peso and partly offset by (3) unrealized revaluation loss on foreign currency shareholder's loans, mainly denominated in US Dollar ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of US$ against S$.

A.8 **Income tax expense**

Taxation for 2Q 2007 was higher by S$0.6 million as compared to the corresponding period last year. This was mainly due to higher operating profit achieved and the unrealized revaluation gain on US$ bank loan recorded in a China subsidiary's books (refer to Para A.7), which is taxable in China.

A.9 **Net effect of non-tax deductible / (chargeable) items and other adjustments include the following items:**

	Actual (1/4/07 to 30/6/07) S$'000	Actual (1/4/06 to 30/6/06) S$'000	% +/-	Actual (1/1/07 to 30/6/07) S$'000	Actual (19/1/06 to 30/6/06) S$'000	% +/-
Trustee's fees*	8	15	-47	22	26	-15
Depreciation (net of MI)	2,511	742	238	3,240	980	231
Net change in fair value of financial derivative (Note A.6)	(1,178)	-	n.m	3,029	-	n.m
Unrealised exchange loss / (gain) (Note A.7)	(3,946)	2,559	-254	(2,634)	1,932	-236
Manager's management fee payable in units	768	560	37	1,376	738	86

* This relates to the Singapore properties only and is not tax deductible.

1(b)(i) **BALANCE SHEET**

	Note	GROUP Actual 30/6/07 S$'000	GROUP Actual 31/12/06 S$'000	REIT Actual 30/6/07 S$'000	REIT Actual 31/12//06 S$'000
Non-Current Assets					
Plant and equipment		23,328	13,069	3,378	3,640
Serviced residence properties	1(b)(ii)	1,255,782	982,567	288,278	288,278
Interest in subsidiaries	1(b)(iii)	-	-	126,179	90,326
Interest in associate	1(b)(iv)	3,755	9,558	4,276	-
Financial derivatives	1(b)(v)	538	-	-	-
Deferred tax assets		4,399	4,284	-	-
		1,287,802	**1,009,478**	**422,111**	**382,244**
Current Assets					
Inventories		500	231	-	-
Trade receivables		7,508	4,135	1,145	840
Other receivables and deposits	1(b)(vi)	29,203	27,547	553,118	400,185
Cash and bank balances	1(b)(vii)	56,208	36,267	20,872	12,714
		93,419	**68,180**	**575,135**	**413,739**
Total Assets		**1,381,221**	**1,077,658**	**997,246**	**795,983**
Non-Current Liabilities					
Interest bearing liabilities	1(b)(viii)	(370,419)	(286,140)	(119,353)	(116,991)
Financial derivative	1(b)(ix)	(8,437)	(5,408)	(8,437)	(5,408)
Deferred tax liabilities		(3,462)	(3,474)	-	-
Minority interests		(67,986)	(53,175)	-	-
Net assets attributable to unitholders	1(d)(i)	(844,808)	(661,812)	(809,203)	(642,674)
		(1,295,112)	**(1,010,009)**	**(936,993)**	**(765,073)**
Current Liabilities					
Trade payables		(3,488)	(3,159)	(160)	(63)
Other payables	1(b)(x)	(70,746)	(55,680)	(59,713)	(30,582)
Interest bearing liabilities	1(b)(viii)	(9,742)	(7,342)	-	-
Provision for taxation		(2,133)	(1,468)	(380)	(265)
		(86,109)	**(67,649)**	**(60,253)**	**(30,910)**
Total Liabilities		**(1,381,221)**	**(1,077,658)**	**(997,246)**	**(795,983)**

1(b)(ii) Serviced residence properties

The increase in the Group's serviced residence properties as at 30 June 2007 was mainly due to the acquisition of Ascott Makati on 22 March 2007, Somerset Chancellor Court on 30 March 2007, Somerset Roppongi and Somerset Azabu East on 5 April 2007, and Somerset Gordon Heights on 28 May 2007 via the acquisition of serviced residence property holding companies. The increase was partially offset by decreases in serviced residence properties arising from translating the Group's overseas serviced residence properties, held by subsidiaries with non-Singapore dollar functional currencies, to Singapore dollar at lower exchange rates as a result of the weakening of these foreign currencies, particularly US Dollar, against Singapore dollar.

1(b)(iii) Interest in subsidiaries

The increase in the REIT's interest in subsidiaries is due to the acquisition of additional five properties in 2007, via the acquisition of serviced residence property holding companies.

1(b)(iv) Interest in associates

Interest in associates as at 30 June 2007 was lower than that as at 31 December 2006. This was mainly due to the increase in the beneficiary interest in Somerset Roppongi, Tokyo from 40% to 100% in April 2007, which therefore was re-classified as interest in subsidiaries as at 30 June 2007.

1(b)(v) Financial derivatives

This relates to the fair value of interest rate swaps, entered into by two subsidiaries to hedge floating rate loans.

1(b)(vi) Other receivables and deposits

The increase in the Group's other receivables and deposits as at 30 June 2007 was mainly due to the consolidation of other receivables and deposits on the acquisition of the five new properties in 2007.

The REIT's other receivables and deposits mainly include shareholder's loans advanced to its subsidiaries.

1(b)(vii) Cash and bank balances

The increase in the Group's and REIT's cash and bank balances as at 30 June 2007 was mainly due to the consolidation of cash and bank balances as a result of the acquisition of five new properties in 2007.

1(b)(viii) Interest bearing liabilities

		GROUP		REIT	
		Actual 30/6/07 S$'000	Actual 31/12/06 S$'000	Actual 30/6/07 S$'000	Actual 31/12/06 S$'000
Secured borrowings					
- Amount repayable in one year or less or on demand		9,742	7,342	-	-
- Amount repayable after one year		371,645	286,690	119,837	117,541
Less: Fees and expenses incurred for debt raising exercise amortised over the tenure of secured loans		(1,226)	(550)	(484)	(550)
		370,419	286,140	119,353	116,991
Total	(1)	380,161	293,482	119,353	116,991

(1) The increase in the Group's borrowings as at 30 June 2007 was mainly due to the assumption of bank loans of approximately S$49.4 million on the acquisition of Somerset Chancellor Court and Somerset Roppongi, and additional bank loan of approximately S$46.4 million drawn down for the acquisition of Somerset Azabu East, partially offset by repayment of bank loans of approximately S$7.4 million and lower balances arising from translating the Group's borrowings denominated in foreign currencies to Singapore dollar at lower exchange rates as a result of the weakening of these foreign currencies, particularly US Dollar, against Singapore dollar.

Details of collateral

The borrowings of the Group are generally secured by:

- Mortgage on subsidiaries' serviced residence properties and the assignment of the rights, titles and interests with respect to the properties
- Assignment of rental proceeds of the properties and insurance policies relating to the properties
- Pledge of shares of some subsidiaries
- Corporate guarantee from the Trust

1(b)(ix) Financial derivative

The S$8.4 million relates to the fair value of a cross currency swap, entered into to effectively convert a subsidiary's US$ bank loan to S$ bank loan at the Group level.

1(b)(x) Other payables

The increase in the Group's other payables was mainly due to consolidation of liabilities as a result of the acquisition of five new properties in 2007 and the accrual of costs for the equity fund raising exercise and asset acquisitions that were completed in the first half of the year.

1(c) CONSOLIDATED CASH FLOW STATEMENT

	Note	2Q 2007 Actual (1/4/07 to 30/6/07) S$'000	2Q 2006 Actual (1/4/06 to 30/6/06) S$'000	YTD 2007 Actual (1/1/07 to 30/6/07) S$'000	YTD 2006 Actual (19/1/06 to 30/6/06) [1] S$'000
Operating Activities					
Total return for the period before tax		17,576	6,706	21,539	9,833
Adjustments for:					
Depreciation and amortization		2,665	834	3,484	1,096
Loss on disposal of plant and equipment		2	-	3	-
Finance costs		4,067	2,875	7,588	4,016
Finance income		(246)	(78)	(424)	(87)
Net change in fair value of financial derivative		(1,178)	-	3,029	-
Share of profit of associate		6	-	(95)	-
Operating profit before working capital changes		**22,892**	**10,337**	**35,124**	**14,858**
Changes in working capital	2	4,172	12,130	(8,462)	(32,529)
Cash generated from operations		**27,064**	**22,467**	**26,662**	**(17,671)**
Income tax paid		(4,270)	(1,988)	(5,609)	(2,422)
Cash flows from operating activities		**22,794**	**20,479**	**21,053**	**(20,093)**
Investing Activities					
Interest received		250	427	3,413	545
Acquisition of plant and equipment		(1,541)	(648)	(2,037)	(880)
Acquisition of subsidiaries, net of cash acquired		(15,405)	-	(123,264)	23,882
Acquisition of serviced residence properties		(86,571)	(24)	(86,571)	(63,200)
Capital expenditure on serviced residence properties		(1,554)	-	(3,952)	-
Acquisition of associate		43	-	-	-
Proceeds from sale of plant and equipment		25	-	38	-
Cash flows from investing activities		**(104,753)**	**(245)**	**(212,373)**	**(39,653)**
Financing Activities					
Proceeds from bank borrowings		48,925	4,117	51,538	119,828
Interest paid		(2,306)	(1,684)	(9,743)	(2,438)
Distribution to unitholders		(7,588)	(1,916)	(22,386)	(1,916)
Repayment of bank borrowings		(3,074)	(473)	(7,378)	(17,265)
Dividend paid to minority shareholders		-	-	(609)	-
Payment of issue expenses		-	(20)	-	(5,740)
Proceeds from issue of new units		-	-	200,342	-
Cash flows from financing activities		**35,957**	**24**	**211,764**	**92,469**
(Decrease) / Increase in cash & cash equivalents		**(46,002)**	**20,258**	**20,444**	**32,723**
Cash and cash equivalents at beginning of the period		**102,268**	**12,774**	**36,267**	**-**
Effect of exchange rate changes on balances held in foreign currencies		(58)	(309)	(503)	-
Cash and cash equivalents at end of the period		**56,208**	**32,723**	**56,208**	**32,723**

Footnotes

(1) *Although ART was established on 19 January 2006, the acquisition of the Initial Properties was completed on 1 March 2006. Consequently, the comparative figures only represent the cash flow for the 4-month period from 1 March 2006 to 30 June 2006 as there was no income from 19 January 2006 to 28 February 2006.*

(2) *The negative changes in working capital were mainly due to repayment of amounts owing to related companies, payment of acquisition costs and manager's management fees.*

1(d)(i) NET ASSETS ATTRIBUTABLE TO UNITHOLDERS

	Note	GROUP 2Q 2007 (1/4/07 to 30/6/07) S$'000	GROUP 2Q 2006 (1/4/06 to 30/6/06) S$'000	GROUP YTD 2007 (1/1/07 to 30/6/07) S$'000	GROUP YTD 2006 (19/1/06 to 30/6/06) S$'000
Unitholders' Contribution					
Balance as at beginning of period		824,368	593,583	633,597	-
Issue of new units		-	-	200,342	599,303
Issue expenses		-	(20)	(3,723)	(5,740)
Distribution to Unitholders		(5,385)	(1,760)	(11,233)	(1,760)
Balance as at end of period		**818,983**	**591,803**	**818,983**	**591,803**
Operations [1]					
Balance as at beginning of period		18,332	2,182	26,151	-
Change in net assets attributable to unitholders resulting from operations after distribution		11,835	3,902	4,016	6,084
Balance as at end of period		**30,167**	**6,084**	**30,167**	**6,084**
Foreign Currency Translation Reserve					
Balance as at beginning of period		(7,672)	1,533	2,064	-
Translation differences relating to financial statements of foreign subsidiaries		2,792	(4,996)	(6,944)	(3,463)
Balance as at end of period		**(4,880)**	**(3,463)**	**(4,880)**	**(3,463)**
Hedging Reserve					
Balance as at beginning of period		-	-	-	-
Change in fair value of financial derivative		538	-	538	-
Balance as at end of period		**538**	**-**	**538**	**-**
Net Assets Attributable to Unitholders	1(b)(i)	**844,808**	**594,424**	**844,808**	**594,424**

Footnotes

(1) Although ART was established on 19 January 2006, the acquisition of the Initial Properties was completed on 1 March 2006. Consequently, the comparative figures only represent the income for the 4 month period from 1 March 2006 to 30 June 2006 as there was no income from 19 January 2006 to 28 February 2006.

1(d)(i) **NET ASSETS ATTRIBUTABLE TO UNITHOLDERS**

	Note	REIT 2Q 2007 (1/4/07 to 30/6/07) S$'000	REIT 2Q 2006 (1/4/06 to 30/6/06) S$'000	REIT YTD 2007 (1/1/07 to 30/6/07) S$'000	REIT YTD 2006 (19/1/06 to 30/6/06) S$'000
Unitholders' Contribution					
Balance as at beginning of period		824,368	593,583	633,597	-
Issue of new units		-	-	200,342	599,303
Issue expenses		-	(20)	(3,723)	(5,740)
Distribution to Unitholders		(5,385)	(1,760)	(11,233)	(1,760)
Balance as at end of period		818,983	591,803	818,983	591,803
Operations (1)					
Balance as at beginning of period		(8,862)	277	9,077	-
Change in net assets attributable to unitholders resulting from operations after distribution		(918)	(4,419)	(18,857)	(4,142)
Balance as at end of period		(9,780)	(4,142)	(9,780)	(4,142)
Net Assets Attributable to Unitholders	1(b)(i)	809,203	587,661	809,203	587,661

Footnotes

(1) Although ART was established on 19 January 2006, the acquisition of the Initial Properties was completed on 1 March 2006. Consequently, the comparative figures only represent the income for the 4 month period from 1 March 2006 to 30 June 2006 as there was no income from 19 January 2006 to 28 February 2006.

1(d)(ii) **Details of any change in the units**

	REIT 2Q 2007 (1/4/07 to 30/6/07) '000	REIT 2Q 2006 (1/4/06 to 30/6/06) '000	REIT YTD 2007 (1/1/07 to 30/6/07) '000	REIT YTD 2006 (19/1/06 to 30/6/06) '000
Balance as at beginning of period	604,735	454,000	498,639	-
Issue of new units :				
- settlement for the purchase of two Singapore properties	-	-	-	165,880
- settlement for the purchase of the property companies shares	-	-	-	288,120
- payment of Manager's management fees	-	-	651	-
- payment of Manager's acquisition fee	-	-	111	-
- equity fund raising on 26 March 2007	-	-	105,334	-
Balance as at end of period	604,735	454,000	604,735	454,000

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with those disclosed in the audited financial statements for the period ended 31 December 2006.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Nil

6. **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period**

In computing the EPU, the weighted average number of units for the period is used for the computation.

In computing the DPU, the number of units as at the end of each period is used for the computation.

Earnings per unit (EPU)(cents)	2Q 2007 Actual (1/4/07 to 30/6/07)	2Q 2006 Actual (1/4/06 to 30/6/06)	YTD 2007 Actual (1/1/07 to 30/6/07)	YTD 2006 Actual (19/1/06 to 30/6/06)
Number of units on issue at end of period	604,735,218	454,000,000	604,735,218	454,000,000
Weighted average number of units for the period	604,735,218	454,000,000	555,677,208	454,000,000
EPU (cents) – Basic and Diluted (based on the weighted average number of units for the period)	2.32	0.89	2.73	1.37

The diluted EPU is the same as the basic EPU as there were no dilutive instruments in issue during the period.

Distribution per unit (DPU)(cents)	Actual (26/3/07 to 30/6/07)	2Q 2006 Actual (1/4/06 to 30/6/06)	YTD 2007 Actual (1/1/07 to 30/6/07)	YTD 2006 Actual (19/1/06 to 30/6/06)
Number of units on issue at end of period	604,735,218	454,000,000	604,735,218	454,000,000
DPU (cents) – Basic and diluted	2.10*	1.70	3.60	2.13

The diluted DPU is the same as the basic DPU as there were no dilutive instruments in issue during the period.

* Refer to Para 11 for details of the distribution of ART's distributable income for the period from 26 March 2007 (the day that the new units were issued under the equity fund raising) to 30 June 2007. An advance distribution of 1.50 cents per unit for the period from 1 January 2007 to 25 March 2007 was paid on 28 April 2007.

7. **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	Group		REIT	
	Actual 30/6/07	Actual 31/12/06	Actual 30/6/07	Actual 31/12/06
NAV per units ($)	1.40	1.33	1.34	1.29

8(i) GROUP PERFORMANCE REVIEW

8(i)(a) Revenue and Gross Profit Analysis – 2Q 2007 vs. 2Q 2006

		Revenue					Gross Profit				REVPAU Analysis		
	Ref	Actual 2Q 2007 S$'M	Actual 2Q 2006 S$'M	Variance S$M	Variance %	Ref	Actual 2Q 2007 S$'M	Actual 2Q 2006 S$'M	Variance S$'M	Variance %	Actual 2Q 2007 S$/day	Actual 2Q 2006 S$/day	+/- %
Singapore		7.4	5.8	1.6	*28%*		4.1	2.8	1.3	*46%*	194	152	28%
Australia		0.1	-	0.1	*n.m.*		-	-	-	-	87	-	n.m.
China		10.2	8.0	2.2	*28%*		4.3	3.8	0.5	*13%*	150	156	-4%
Indonesia		4.8	5.7	(0.9)	*-16%*		1.7	2.6	(0.9)	*-35%*	69	83	-17%
Japan		2.3	-	2.3	*n.m.*		1.3	-	1.3	*n.m.*	165	-	n.m.
Philippines		7.5	1.4	6.1	*436%*		1.7	0.5	1.2	*240%*	129	69	87%
Vietnam		8.3	5.3	3.0	*57%*		5.1	3.2	1.9	*59%*	134	128	5%
	A.1	**40.6**	**26.2**	**14.4**	***55%***	**A.1**	**18.2**	**12.9**	**5.3**	***41%***	**132**	**123**	**7%**

Revenue grew by 55% from S$26.2 million for 2Q 2007 to S$40.6 million for 2Q 2006. The increase in revenue was due to the inclusion of the revenue from six additional properties which were acquired subsequent to 2Q 2006. Overall revenue per available unit ("REVPAU") increased by 7% from S$123 for 2Q 2006 to S$132 for 2Q 2007, mainly driven by higher average daily rates. Serviced residence operations in Singapore and Philippines achieved a double digit REVPAU growth for 2Q 2007 as compared to the corresponding period. On a same store basis, revenue for 2Q 2007 increased by S$1 million or 4% as compared to 2Q 2006.

In line with the increased revenue, gross profit for 2Q 2007 of S$18.2 million increased by 41% as compared to 2Q 2006. This was supported by growth in all countries, except Indonesia.

In Singapore, the Group's serviced residences achieved an overall REVPAU of S$194 for 2Q 2007, an increase of 28% from S$152 in 2Q 2006. As the Singapore economy continued to grow at a healthy pace and inward foreign direct investment into Singapore remained strong, the Group increased its average daily rates while maintaining occupancy above 90%. As a result, the gross profit of Singapore operations for 2Q 2007 exceeded that of 2Q 2006 by 46%. Gross profit margin improved by 7 percentage point from 48% in 2Q 2006 to 55% in 2Q 2007. The improvement in the gross profit margin was due mainly to higher rates achieved.

For Australia, revenue for 2Q 2007 is derived from Somerset Gordon Heights, Melbourne, which was acquired on 28 May 2007.

For China operations, revenue and gross profit increased by 28% and 13% respectively in 2Q 2007 as compared to 2Q 2006. This was due to the inclusion of Somerset Olympic Tower in the portfolio. On a same store basis, revenue was lower by S$0.3 million as compared to 2Q 2006. This was mainly due to strong competition in Shanghai and Beijing caused by an increase in supply of serviced residences. In line with lower revenue, gross profit decreased (on same store basis) by S$0.7 million as compared to 2Q 2006.

In Indonesia, REVPAU for 2Q 2007 declined from S$83 in 2Q 2006 to S$69 in 2Q 2007. Increased competitive pressures caused by an increased supply of serviced residences, major road closure and massive construction activities around Ascott Jakarta and the flood contributed to the drop in occupancy and average daily rate for 2Q 2007. This has resulted in the revenue and gross profit for 2Q 2007 declining by S$0.9 million each as compared to 2Q 2006.

For Japan, revenue and gross profit for 2Q 2007 is derived from Somerset Roppongi, Tokyo and Somerset Azabu East, Tokyo which were acquired on 5 April 2007.

In Philippines, the Group's serviced residences continued to show strong results. On a same store basis, REVPAU increased by 16% from S$69 in 2Q 2006 to S$80 in 2Q 2007. The strong growth was driven by healthy increases in average daily rates. These resulted in an improvement in the revenue of the Philippines operations from S$1.4 million in 2Q 2006 to S$1.6 million in 2Q 2007. In line with the increased revenue, gross profit for 2Q 2007 at S$0.6 million increased by 20% as compared to 2Q 2006. Including Ascott Makati, REVPAU, revenue and gross profit for 2Q 2007 increased by 87%, 436% and 240% respectively as compared to 2Q 2006.

In Vietnam, on a same store basis, revenue increased by S$0.4 million or 8% as compared to 2Q 2006. This increase was due to higher average daily rates achieved while maintaining occupancy above 90%. The rate increases were bolstered by strong demand in Vietnam for quality serviced residences as a result of higher influx of foreign investments, and limited supply of internationally managed serviced residences. In line with the increased revenue, gross profit was higher than 2Q 2006 by S$0.4 million or 13%. Including Somerset Chancellor Court, revenue and gross profit for 2Q 2007 increased by 57% and 59% respectively as compared to 2Q 2006.

8(i)(b) Revenue and Gross Profit Analysis - YTD Jun 2007 vs. YTD Jun 2006

		Revenue					Gross Profit				REVPAU Analysis		
		Actual YTD Jun 2007	Actual YTD Jun 2006	Variance			Actual YTD Jun 2007	Actual YTD Jun 2006	Variance		Actual YTD Jun 2007	Actual YTD Jun 2006	+/-
	Ref	S$'M		S$'M	%	Ref	S$'M		S$'M	%	S$/day	S$/day	%
Singapore		14.6	7.8	6.8	*87%*		8.0	3.9	4.1	*105%*	194	152	*28%*
Australia		0.1	-	0.1	*n.m.*		-	-	-	-	87	-	*n.m.*
China		19.4	10.6	8.8	*83%*		8.1	4.9	3.2	*65%*	143	154	*-7%*
Indonesia		9.6	7.6	2.0	*26%*		3.4	3.4	-	-	69	82	*-16%*
Japan		2.3	-	2.3	*n.m.*		1.4	-	1.4	*n.m.*	165	-	*n.m.*
Philippines		9.8	1.8	8.0	*444%*		2.5	0.6	1.9	*317%*	111	67	*66%*
Vietnam		13.8	7.1	6.7	*94%*		8.5	4.3	4.2	*98%*	133	126	*6%*
	A.1	**69.6**	**34.9**	**34.7**	***99%***	**A.1**	**31.9**	**17.1**	**14.8**	***87%***	**128**	**121**	***6%***

For 6-month period ended 30 June 2007 ("YTD Jun 2007"), including the six additional properties which were acquired subsequent to June 2006, revenue, gross profit and REVPAU increased by 99%, 87% and 6% respectively as compared to the 4-month period ended 30 June 2006 ("YTD Jun 2006"). Overall REVPAU improved by S$7 from S$121 in YTD Jun 2006 to S$128 in YTD Jun 2007, mainly driven by an increase in the average daily rates. The higher revenue achieved led to a higher gross profit for YTD Jun 2007, resulting in an increase of 87% from S$17.1 million in YTD Jun 2006 to S$31.9 million in YTD Jun 2007.

8(i)(c) Total Return

Total Return	Actual 2Q 2007 S$'000	Actual 2Q 2006 S$'000	+/- %
Operating net profit	8,986	6,520	38
Net change in fair value of financial derivative	1,178	-	n.m.
Foreign exchange gain / (loss)	3,874	(2,462)	257
Total return attributable to unitholders	**14,038**	**4,058**	**246**

The Group achieved a higher operating net profit of S$9.0 million vs S$6.5 million in 2Q 2006, or 38% increase, as a result of higher gross profit achieved. This was mainly due to the inclusion of the operating net profit of six additional properties in the portfolio and strong performance from the Group's serviced residences in Singapore, Vietnam and Philippines. Including foreign exchange differences and net change in fair value of financial derivative, the total return to unitholders in 2Q 2007 was S$14.0 million, a 246% increase over S$4.1 million recorded in 2Q 2006.

Total Return	Actual YTD Jun 2007 S$'000	Actual YTD Jun 2006 S$'000	+/- %
Operating net profit	15,397	8,120	90
Net change in fair value of financial derivative	(3,029)	-	n.m.
Foreign exchange gain / (loss)	2,801	(1,880)	249
Total return attributable to unitholders	**15,169**	**6,240**	**143**

Similarly, the Group's operating performance in YTD Jun 2007 exceeded that of the period YTD Jun 2006. The operating net profit for YTD Jun 2007 was S$15.4 million vs. S$8.1 million in YTD Jun 2006, an improvement of S$7.3 million or 90%. Including foreign exchange differences and net change in fair value of financial derivative, the total return to unitholders in YTD Jun 2007 was S$15.2 million, a 143% increase over S$6.2 million recorded in YTD Jun 2006.

9. Variance between the forecast as disclosed in the Offer Information Statement and the actual results

9(i) Consolidated Statement of Total Return for the period of 1 April 2007 to 30 June 2007

		Actual S$'000	Forecast[1] S$'000	% +/-
Revenue	(a)	40,642	38,977	4
Direct expenses		(22,408)	(20,976)	7
Gross Profit	(a)	18,234	18,001	1
Finance income		246	-	n.m.
Other operating income		178	129	38
Finance costs	(b)	(4,067)	(4,300)	-5
Manager's management fees		(1,536)	(1,531)	-
Trustee's fee		(39)	(81)	-52
Professional fees		(229)	(172)	33
Audit fees		(140)	(127)	10
Foreign exchange gain (realized)		(72)	-	n.m.
Other operating expenses		(117)	(245)	-52
Share of profit of associate		(6)	-	n.m.
Net income before change in fair value of financial derivative and unrealized foreign exchange loss		**12,452**	**11,674**	**7**
Net change in fair value of financial derivative	(c)	1,178	-	n.m.
Foreign exchange gain (unrealized)	(d)	3,946	-	n.m.
Total return for the period before tax		**17,576**	**11,674**	**51**
Income tax expense	(e)	(2,240)	(1,803)	24
Total return for the period after tax		**15,336**	**9,871**	**55**
Minority interests		(1,298)	(1,122)	16
Total return for the period attributable to Unitholders before distribution	(f)	**14,038**	**8,749**	**60**

RECONCILIATION OF TOTAL RETURN FOR THE PERIOD ATTRIBUTABLE TO UNITHOLDERS TO TOTAL UNITHOLDERS' DISTRIBUTION

		Actual S$'000	Forecast[1] S$'000	% +/-
Total return for the period attributable to Unitholders before distribution		14,038	8,749	60
Net effect of non-tax deductible / chargeable items and other adjustments	(g)	(1,890)	2,260	-184
Total amount distributable to Unitholders for the period	(f)	**12,148**	**11,009**	**10**
Distribution per unit (in cents) - for the period		2.01	1.82	10

Footnote

(1) *The forecast is extracted from the Offer Information Statement dated 12 March 2007, prorated for 1 April 2007 to 30 June 2007 and is based on the assumptions set out in the Offer Information Statement.*

9(ii) Review of the Group's performance for the period 1 April 2007 to 30 June 2007

	Revenue				Gross Profit			
	Actual	Forecast[1]	Variance		Actual	Forecast[1]	Variance	
	S$'M		S$'M	%	S$'M		S$'M	%
Singapore	7.4	6.3	1.1	*17%*	4.1	3.3	0.8	*24%*
Australia	0.1	0.5	(0.4)	*-80%*	-	0.2	(0.2)	*-100%*
China	10.2	10.8	(0.6)	*-6%*	4.3	4.7	(0.4)	*-9%*
Indonesia	4.8	5.3	(0.5)	*-9%*	1.7	1.7	-	-
Japan	2.3	2.4	(0.1)	*-4%*	1.3	1.4	(0.1)	*-7%*
Philippines	7.5	6.3	1.2	*19%*	1.7	2.2	(0.5)	*-23%*
Vietnam	8.3	7.4	0.9	*12%*	5.1	4.5	0.6	*13%*
	40.6	**39.0**	**1.6**	***4%***	**18.2**	**18.0**	**0.2**	***1%***

Footnote

(1) *The forecast is extracted from the Offer Information Statement dated 12 March 2007, prorated for 1 April 2007 to 30 June 2007.*

(a) Revenue is higher by S$1.6 million or 4% as compared to the forecast. The increase in revenue was due to a 7% growth in the overall REVPAU from S$124 assumed in the forecast to S$132 in 2Q 2007. In line with the increased revenue, gross profit increased by S$0.2 million or 1%.

In Singapore, revenue and gross profit of the Group's serviced residence increased by 17% and 24% respectively. This was mainly due to an increase in the average daily rates. Gross profit margin improved by 3 percentage point from 52% in the forecast to 55% in 2Q 2007. The improvement in the gross profit margin was due mainly to higher rates achieved.

In Australia, revenue and gross profit of the Group's serviced residence for 2Q 2007 is lower by S$0.4 million and S$0.2 million respectively as compared to the forecast. This was due to the delay in the completion of acquisition of the property, Somerset Gordon Heights.

In China, revenue of the Group's serviced residence declined by S$0.6 million or 6% as compared to the forecast. This was because competition intensified with an increase in supply of serviced residence in Shanghai and Beijing. In line with lower revenue, gross profit decreased by S$0.4 million or 9% as compared to the forecast.

In Indonesia, revenue declined by S$0.5 million as compared to the forecast due to lower REVPAU achieved resulting from keen competition caused by an increase in the supply of serviced residences, major road closure and massive construction activities around Ascott Jakarta, and the flood. Gross profit was at the same level as that in the forecast. Due to improved operating efficiency, gross profit margin improved by 3 percentage point from 32% in the forecast to 35% in 2Q 2007.

In Japan, revenue and gross profit declined by S$0.1 million as compared to the forecast. This was because the Yen exchange rate for 2Q 2007 was lower than that assumed in the forecast. The revenue and gross profit in local currency were higher than forecast by 4% and 3% respectively. These were mainly driven by a 4% increase in REVPAU.

In Philippines, revenue increased by S$1.2 million or 19% as compared to the forecast. This was driven by increases in both occupancy rates and average daily rates. Gross profit was lower than forecast by S$0.5 million due to higher utilities and depreciation expense.

In Vietnam, revenue of the Group's serviced residence increased by S$0.9 million or 12% as compared to the forecast. The increase in revenue was due to the increase in REVPAU from S$116 assumed in the forecast to S$134 in 2Q 2007. Gross profit increased by S$0.6 million or 13% as compared to the forecast. Gross profit margin improved from 60.8% in the forecast to 61.4% in 2Q 2007. The improvement in the gross profit margin was due mainly to higher rates achieved.

(b) Finance costs were S$0.2 million lower than the forecast. This was mainly due to lower borrowings as compared to the forecast.

(c) This relates to unrealized changes in the fair value of the cross currency swap, entered into to convert a subsidiary's US$ bank loan to a S$ bank Loan. Refer to Para A.6.

(d) The foreign exchange gain recognised in 2Q 2007 was mainly due to (1) unrealized revaluation gain on US$ bank loan in subsidiaries' books, as a result of the depreciation of US$ against RMB, (2) unrealized revaluation gain on US$ shareholder's loan in Philippines subsidiary's books, as a result of the depreciation of US$ against Peso and partly offset by (3) unrealized revaluation loss on foreign currency shareholder's loans, mainly denominated in US Dollar ("US$"), extended to the Group's subsidiaries, as a result of the depreciation of US$ against S$.

(e) Income tax expense was higher by S$0.4 million as compared to the forecast. This was mainly due to higher operating profit achieved and the unrealized revaluation gain on US$ bank loan recorded in a China subsidiary's books (refer to Para d), which is taxable in China.

(f) Total return attributable to unitholders (including change in fair value of financial derivative and foreign exchange differences) was S$14.0 million, an increase of S$5.3 million or 60% over the forecast of S$8.7 million. Total unitholders' distribution for the period was S$1.1 million or 10% higher than the forecast.

(g) **Net effect of non-tax deductible / (chargeable) items and other adjustments includes the following items:**

	Actual S$'000	Forecast S$'000	+/-
Trustee's fees *	8	12	-33%
Depreciation (net of MI)	2,511	1,149	119%
Net change in fair value of financial derivative (Para c)	(1,178)	-	n.m.
Unrealized exchange gain (Para d)	(3,946)	-	n.m.
Manager's management fee payable in units	768	541	42%

* This relates to Singapore properties only and is not tax deductible.

10. PROSPECTS

The business and market sentiments in Asia remain positive and will continue to attract foreign direct investments from multinational companies, which will bring more business travellers to the region. This will spur demand and drive REVPAU growth for the Group's serviced residences. The Group will continue to benefit from this positive business and market conditions in Asia.

For the full year 2007, the manager of ART is confident of delivering the forecast distribution per unit of 7.27 cents (on an annualised basis) as disclosed in the OIS.

11. DISTRIBUTIONS

11(a) Current financial period

Any distributions declared for the current financial period? Yes

Period of distribution : Distribution for 26 March 2007 to 30 June 2007

Distribution Type	Distribution Rate (cents)
Taxable Income	0.63
Tax Exempt Income	0.69
Capital	0.78
Total	**2.10**

Tax rate : **Taxable Income Distribution**

Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 18%.

Tax-Exempt Income Distribution

Tax-exempt income distribution is exempt from tax in the hands of all unitholders

Capital Distribution

Capital distribution represents a return of capital to unitholders for tax purposes and is therefore not subject to income tax. For unitholders who are liable to tax on profits from sale of ART Units, the amount of capital distribution will be applied to reduce the cost base of their ART Units for tax purposes.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? Yes

Name of distribution : Distribution for 31 March 2006 to 30 June 2006

Distribution Type	Distribution Rate (cents)
Taxable Income	0.49
Tax Exempt Income	0.62
Capital	0.60
Total	**1.71**

Tax rate : **Taxable Income Distribution**

Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession.

Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%.

All other investors will receive their distributions after deduction of tax at the rate of 20%.

Tax-Exempt Income Distribution

Tax-exempt income distribution is exempt from tax in the hands of all unitholders

Capital Distribution

Capital distribution represents a return of capital to unitholders for tax purposes and is therefore not subject to income tax. For unitholders who are liable to tax on profits from sale of ART Units, the amount of capital distribution will be applied to reduce the cost base of their ART Units for tax purposes.

11(c) Book closure date : 2 August 2007

11(d) Date payable : 28 August 2007

12. Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and REIT (comprising the balance sheets, consolidated statement of total return, net assets attributable to unitholders and consolidated cash flow statement, together with their accompanying notes as at 30 June 2007 and the results of the business, changes in net assets attributable to unitholders and cash flows of the Group for the six months ended 30 June 2007), to be false or misleading in any material respect.

On behalf of the Board
Ascott Residence Trust Management Limited

Lim Jit Poh
Director

Jennie Chua
Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company registration no. 200516209Z)
As Manager of Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries

Singapore
25 July 2007

ASCOTT
RESIDENCE
TRUST

ASCOTT RESIDENCE
TRUST MANAGEMENT
LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way
#13-01, Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of The Ascott Group

For Immediate Release

NEWS RELEASE

ART'S UNITHOLDERS' DISTRIBUTION 58% ABOVE 2Q 2006
Achieved DPU growth of 18% in 2Q 2007 vs 2Q 2006

Singapore, 25 July 2007 – Ascott Residence Trust (ART) achieved a unitholders' distribution of S$12.1 million for the period 1 April 2007 to 30 June 2007, a 58% increase over the same period last year. Distribution per unit (DPU) for the same period is 2.01 cents, 18% increase over 2Q 2006. This is also 10% higher than the forecast DPU of 1.82[1] cents as stated in the Offer Information Statement dated 12 March 2007.

Based on the 2007 forecast annualised DPU of 7.27[2] cents and closing price of S$2.00 per unit on 24 July 2007, ART's trading yield is 3.6%.

Highlights of results

	Actual S$m		Variance
	2Q 2007 1 April to 30 June 2007	**2Q 2006** 1 April to 30 June 2006	
Revenue	40.6	26.2	+55%
Gross Profit	18.2	12.9	+41%
Unitholders' Distribution	12.1	7.7	+58%
DPU (cents)	2.01	1.70	+18%

	2Q 2007 1 April to 30 June 2007		
	Actual S$m	**Forecast S$m**	**Variance**
Revenue	40.6	39.0	+4%
Gross Profit	18.2	18.0	+1%
Unitholders' Distribution	12.1	11.0	+10%
DPU (cents)	2.01	1.82	+10%

Mr Chong Kee Hiong, Ascott Residence Trust Management Limited's (ARTML) CEO said: "Comparing 2Q 2007 against 2Q 2006, ART has clearly demonstrated its ability to acquire yield-accretive assets post-listing that have boosted unitholders' distribution to S$12.1 million, and DPU to 2.01 cents, representing a 58% and 18% increase respectively."

[1] The forecast is extracted from the Offer Information Statement dated 12 March 2007, prorated for 1 April 2007 to 30 June 2007.
[2] This forecast is extracted from the Offer Information Statement dated 12 March 2007.

"ART's properties have done well to report a performance better than forecast. This is attributed to higher revenue and gross profit achieved by the portfolio. In particular, our Vietnam and Singapore properties achieved the strongest performance, with double-digit growth in revenue and gross profit. ART is on track to deliver the forecast annualised DPU of 7.27 cents for the full year," he added.

Mr Lim Jit Poh, ARTML's Chairman said: "Since its listing in March 2006, ART has achieved a geographically-diversified asset portfolio, with properties located in both stable and emerging markets. Going forward, ART will further grow its portfolio by acquiring quality, yield-accretive serviced residences and rental housing from The Ascott Group as well as from third parties."

ART's portfolio currently comprises 2,942 serviced residence units in 18 properties in 10 cities across seven countries.

An advanced distribution of 1.50 cents per unit for the period 1 January to 25 March 2007 was paid on 28 April 2007. The next distribution of 2.10 cents per unit to be paid on 28 August 2007 will comprise ART's distributable income for the period from 26 March 2007 to 30 June 2007.

About Ascott Residence Trust

Ascott Residence Trust (ART) is the first pan-Asian serviced residence real estate investment trust, and was established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used or predominantly used, as serviced residences or rental housing properties in the pan-Asian region.

Comprising an initial asset portfolio of 12 strategically located properties in seven pan-Asian cities, ART was listed with an asset size of about S$856 million. Upon completion of the latest acquisitions, ART's portfolio has since expanded to S$1.2 billion, comprising 18 properties with 2,942 units in 10 cities across seven countries.

Launched in March 2006, ART is managed by the Ascott Residence Trust Management Limited, a wholly-owned subsidiary of The Ascott Group Limited (Ascott). Listed on the Main Board of the Singapore Exchange, Ascott is the largest international serviced residence owner-operator outside the United States, with over 19,500 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. Ascott boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

For more information about ART, please visit http://www.ascottreit.com

---

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Huang Peiling, Senior Manager, Corporate Communications
Tel: (65) 6586 0479 Hp: (65) 9845 3361 Email: huang.peiling@the-ascott.com

Analyst
Lilian Goh, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com



ASCOTT RESIDENCE TRUST
1H 2007 Financial Results
Media and Analyst Briefing

25 July 2007

Agenda

- Operating Performance
- Portfolio Updates
- Outlook & Prospects
- Q&A Session

Disclaimer

IMPORTANT NOTICE

The value of units in Ascott Residence Trust ("ART') (the "Units") and the income derived from them may fall as well as rise. The Units are not obligations of, deposits in, or guaranteed by the Manager of ART (the "Manager") or any of its affiliates. An investment in the Units is subject to investment risks, include the possible loss of the principal amount invested. The past performance of ART is not necessarily indicative of its future performance.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Prospective investors and Unitholders are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Unitholders of ART (the "Unitholders") have no right to request the Manager to redeem their units in ART while the units in ART are listed. It is intended that Unitholders may only deal in their Units through trading on the Singapore Exchange Securities Trading Limited ("SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.



Operating Performance

Increase in Unitholders' Distribution and DPU Actual 1H 2007 vs Actual 1H 2006

Operating Performance



+ 108 %
20.2
9.7
+ 69 %
3.60
2.13
1H 2006
1H 2007
Distribution of 2.10 cents per unit[2]
Advanced Distribution of 1.50 cents per unit paid on 28 April 2007[2]
Distribution (S$million)
DPU (cents)

DPU Increased by 69%

1. The acquisition of ART's 12 initial properties was completed on 1 March 2006. Hence the income recorded relates only to the 4-month period from 1 March 2006 to 30 June 2006.
2. In conjunction with the equity fund raising which concluded on 26 March 2007, ART made, in lieu of the scheduled semi-annual distribution, an advance distribution of 1.50 cents per unit of ART's distributable income for the period from 1 January 2007 to 25 March 2007 (prior to the date on which the new units are issued under the equity fund raising) was paid on 28 April 2007. The distribution following the advance distribution comprises ART's distributable income for the period from 26 March 2007 (the day that the new units were issued) to 30 June 2007.

Statement of Total Return
Actual 1H 2007 vs Actual 1H 2006

S$m	Actual 1H 2007 1 January to 30 June 2007	Actual[1] 1H 2006 1 March to 30 June 2006	Growth (%)
Revenue	69.6	34.9	+100% ↑
Gross Profit	31.9	17.1	+86% ↑
Unitholders' Distribution	**20.2**	**9.7**	**+108% ↑**

Unitholders' Distribution for 1H2007 Increased by S$10.5 million

1. The acquisition of ART's 12 initial properties was completed on 1 March 2006. Hence the income recorded relates only to the 4-month period from 1 March 2006 to 30 June 2006.

Increase in Unitholders' Distribution and DPU
Actual 2Q 2007 vs Actual 2Q 2006

Operating Performance


2Q 2006
2Q 2007#
+ 58 %
+ 18 %
12.1
7.7
1.70
2.01
Distribution (S$million)
DPU (cents)

Improved operating performance and accretive acquisitions

Includes contributions from the six properties acquired since listing.

Statement of Total Return
Actual 2Q 2007 vs Actual 2Q 2006

Operating Performance

S$m	Actual 2Q 2007	Actual 2Q 2006	Growth (%)
Revenue	40.6	26.2	+55% ↑
Gross Profit	18.2	12.9	+41% ↑
Unitholders' Distribution	12.1	7.7	+58% ↑

Unitholders' Distribution for 2Q 2007 Increased by S$4.4 million

Statement of Total Return
Actual 2Q 2007 vs Forecast 2Q 2007

Operating Performance

S$m	Actual 2Q 2007	Forecast# 2Q 2007	Growth (%)
Revenue	40.6	39.0	+4% ↑
Gross Profit	18.2	18.0	+1% ↑
Unitholders' Distribution	12.1	11.0	+10% ↑

Unitholders' Distribution for 2Q 2007
Greater Than Forecast# by S$1.1 million

As disclosed in the Offer Information Statement dated 12 March 2007.

Distribution Details

Operating Performance

Distribution Period	1 January to 25 March 2007	26 March to 30 June 2007
Distribution Rate	1.50 cents per unit	2.10 cents per unit
Book Closure Date	23 March 2007	2 August 2007
Distribution Payment Date	28 April 2007	28 August 2007

PAID

- Semi-annual distributions will resume thereafter

Continued Strong RevPAU Growth in Singapore, the Philippines and Vietnam

Operating Performance



S$
+28%
-4%
+87%
+5%
-17%
+7%
194
152
156
150
150
83
69
69
129
128
134
136
87
165
123
132
200
150
100
50
0
Singapore
China
Indonesia
The Philippines
Vietnam
Australia
Japan
Overall
□ Actual 2Q 2006
■ Actual 2Q 2007
—— Same store basis#

\# Excludes the acquisition of Somerset Olympic Tower Property, Tianjin in China, Ascott Makati in the Philippines, Somerset Chancellor Court, Ho Chi Minh City in Vietnam, Somerset Gordon Heights, Melbourne in Australia, and Somerset Roppongi, Tokyo and Somerset Azabu East, Tokyo in Japan.

Singapore

Operating Performance



Somerset Grand Cairnhill, Singapore



Somerset Liang Court Property, Singapore



S$m
10
5
0
+28%
5.8
7.4
+46%
2.8
4.1
Revenue
Gross Profit
Actual 2Q 2006
Actual 2Q 2007

Strong ADR and improved margins

China

Operating Performance


S$m
15
10
5
0
+28%
8.0
10.2
7.7
+13%
3.8
4.3
3.1
Revenue
Gross Profit
Actual 2Q 2006
Actual 2Q 2007
Same store basis#
Ascott Beijing
Somerset Grand Fortune Garden, Beijing
Somerset Xu Hui, Shanghai
Somerset Olympic Tower Property, Tianjin

Increased competition in Shanghai

Excludes the acquisition of Somerset Olympic Tower Property, Tianjin.

Indonesia

Operating Performance



Ascott Jakarta



Somerset Grand Citra, Jakarta



Country Woods, Jakarta


S$m
10
5
0
-16%
5.7
4.8
-35%
2.6
1.7
Revenue
Gross Profit
Actual 2Q 2006
Actual 2Q 2007

Lower ADR and margins

The Philippines

Operating Performance



Somerset Millennium, Makati



Somerset Salcedo Property, Makati



Ascott Makati


S$m
+436%
10
5
0
7.5
1.4
1.6
+240%
1.7
0.5
0.6
Revenue
Gross Profit
Actual 2Q 2006
Actual 2Q 2007
Same store basis#

Improved performance for all properties

Excludes the acquisition of Ascott Makati.

Vietnam

Operating Performance



Somerset Grand Hanoi



Somerset Ho Chi Minh City



Somerset Chancellor Court, Ho Chi Minh City



S$m
10
5
0
+57%
8.3
5.3
5.7
+59%
5.1
3.2
3.6
Revenue
Gross Profit
Actual 2Q 2006
Actual 2Q 2007
Same store basis#

Strong ADR and improved margins

Excludes the acquisition of Somerset Chancellor Court, Ho Chi Minh City.

Australia and Japan Actual 2Q 2007

Operating Performance

Australia



Somerset Gordon Heights, Melbourne


S$m
0.2
0.1
0
0.1
0.04
Revenue
Gross Profit

Japan



Somerset Roppongi, Tokyo



Somerset Azabu East, Tokyo


S$m
3
2
1
0
2.3
1.3
Revenue
Gross Profit

Acquisitions completed in 2Q 2007

Well-diversified Portfolio

Operating Performance

Revenue Actual 2Q 2006



Vietnam 20%
Singapore 22%
The Philippines 5%
Indonesia 22%
China 31%

Total = S$26.2 million

Revenue Actual 2Q 2007



Vietnam 20%
Singapore 18%
Australia 0%
Philippines 18%
China 26%
Japan 6%
Indonesia 12%

Total = S$40.6 million

Balance Sheet

Operating Performance



S$m
NAV per Unit $1.33
NAV per Unit $1.40
Total Assets = S$1.08 billion
Total Assets = S$1.38 billion
1,400
1,200
1,000
800
600
400
200
0
68
1,009
94%
68
295
715
94%
93
1,288
93%
86
382
913
94%
ST Liabilities
LT Liabilities
Unitholders' Funds and Minority Interest
Current Assets
Non-current Assets
December 2006
June 2007

Investments Funded By Both Equity And Long Term Borrowings

Capital and Risk Management

- **Maintain strong balance sheet and optimise gearing**
  - Gearing of 28%
  - Borrowing capacity increased to 60% with Baa2 investment grade rating from Moody's
  - Able to borrow an additional S$417 million[1]

ART Gearing Profile


Debt
S$365.3m (28%)
Equity
S$937.5m (72%)
ART's proportionate share of asset value
S$1,302.8m

1. Based on ART's proportionate share of asset value of S$1,302.8m.

Loan Profile

- **Adopt conservative interest rate management strategy**
  - Effective borrowing rate of 4.2%

Bank Loans


Floating
S$38.4m (11%)
Fixed/ 5-year
S$326.9 m (89%)

ART's Share of Debt


Singapore Dollar
S$120 m (33%)
Japanese Yen
S$75 m (21%)
US Dollar
S$170 m (46%)

ART's Share of Bank Loans = S$365 million

Key Financial Ratios

Operating Performance

	2Q 2007	2Q 2006	Remarks
Unitholders' Distribution (S$million)	12.1	7.7	↑ by 58%
DPU (cents)	2.01	1.70	↑ by 18%
Last Done Unit Price (S$)	2.02	1.07	↑ by 89%
Trading Yield	3.6%	5.7%	Based on forecast distribution per unit of 7.27 cents for 2007[1] and forecast distribution per unit of 6.11 cents for 2006[2].
Gearing	28.0%	28.1%	Able to borrow an additional S$417 million
Interest Cover Ratio (ICR)	5.0x	5.3x	ICR = EBITDA*/ Net interest expenses

1. As disclosed in the Offer Information Statement dated 12 March 2007.
2. As disclosed in the Prospectus.

* Excludes foreign exchange differences and change in FV of financial instruments



Portfolio Updates

Acquisitions Completed in 1H 2007

Portfolio Updates



Somerset Olympic Tower, Tianjin (China)
Remaining 10% effective interest completed on 1 February 2007



Somerset Chancellor Court, Ho Chi Minh City (Vietnam)
40.2% effective interest completed on 30 March 2007
26.8% effective interest completed on 24 Jan 2007



Somerset Gordon Heights, Melbourne (Australia)
100% effective interest completed on 28 May 2007



Somerset Roppongi, Tokyo (Japan)
Remaining 60% effective interest completed on 5 April 2007



Somerset Azabu East, Tokyo (Japan)
100% effective interest completed on 5 April 2007



Ascott Makati (Manila, The Philippines)
100% effective interest completed on 22 March 2007



○ Owned by third parties and managed by The Ascott Group prior to acquisition
□ Owned and managed by The Ascott Group prior to acquisition
☆ Owned and managed by third parties prior to acquisition

Acquisitions Mainly Funded Through Equity

Before March 2007 Equity Fund Raising

499.4 million units in issue


29.5%
27.7%
42.8%

After March 2007 Equity Fund Raising[1]

604.7 million units in issue


53.5%
18.8%
27.7%

■ Free Float ■ Ascott □ CapitaLand

Free Float More Than Doubled Since Listing

1. Includes CapitaLand's placement of 100 million ART units to a small group of high quality, long term institutional investors.

Diversified by Length of Stay and Market Segment

Portfolio Updates

Apartment rental income by length of stay[1]


< 1 month
26%
> 12
months
35%
6 to 12
months
18%
1 to 6
months
21%

Apartment rental income by market segment[1]


Others[2]
11%
Business
Trip 33%
Relocation
36%
Family/
Leisure 3%
Project 17%

Stability in Earnings

1. For 1H 2007.
2. Includes training, medical, etc.

Diverse Tenant Mix and Quality Clientele

Portfolio Updates

Apartment rental income by industry[1]



Financial Institutions 12%
Manufacturing 9%
Govt & NGOs 6%
Media & Telecomms 4%
Energy & Utilities 4%
IT 4%
Healthcare 2%
Real estate/ Lodging 2%
Others 19%
Consumers 21%
Industrial 17%

Earnings diversified by industry

1. For 1H 2007.

Portfolio Diversification

ART's Share of Property Values As at 30 June 2007


Vietnam 14%
Singapore 25%
Philippines 10%
Australia 1%
Japan 10%
Indonesia 8%
China 32%

Total = S$1.2 billion

ART's Share of Gross Profit 2Q 2007


Vietnam 24%
Singapore 24%
Australia 0.2%
The Philippines 9%
Japan 8%
Indonesia 8%
China 27%

Total = S$16.9 million

Asset Enhancement For Better Yield

Portfolio Updates

Completed

- **Reconfiguration at Ascott Beijing completed in June 2007**
  - 73 new one-bedroom units created from 35 larger apartment units
    - Total inventory increased by 38 units to 310 units
  - 45 units released for rental to date
  - RevPAU has improved 25% to date for the converted units
  - Remaining 28 units to be released by August 2007

In Progress

- **Reconfiguration at Somerset Olympic Tower Property, Tianjin**
  - 10 penthouse duplex units being converted into 20 smaller two-bedroom units



Ascott Beijing, China



Somerset Olympic Tower Property, Tianjin, China

Balance of Assets in Stable and Emerging Markets


Singapore
Thailand
India
Malaysia
Indonesia
Philippines
China
Korea
Japan
Vietnam
Australia

- Countries with existing ART-owned properties
- Countries with investment opportunities

Target S$2 billion portfolio value by end-2008

Pan-Asian Assets Targeted for Injection by end-2008 Currently Owned* By The Ascott Group


Vietnam
1) Somerset Hoa Binh, Hanoi
2) Somerset West Lake, Hanoi
Thailand
1) Citadines Bangkok Sukhumvit 8
2) Citadines Bangkok Sukhumvit 16
Singapore
1) Ascott Singapore Raffles Place
China
1) Ascott Guangzhou
2) Somerset Zhong Guan Cun, Beijing
3) Citadines Hong Kong Ashley
4) Citadines Shanghai Biyun
5) Citadines Shenzhen Garden City
6) Citadines Suzhou Xinghai
7) Citadines Xi'an Central
Over S$500 million of assets targeted#

* Properties either wholly owned, majority or minority stake.
# Based on The Ascott Group's ownership stake in the properties.



Prospects

Prospects

- **Business and market sentiments in Asia remain positive**

☑ Asia will continue to attract foreign direct investments from multinational companies

☑ Increase in business travellers
  - Drives REVPAU growth
  - Maintains demand for quality serviced residences

For the full year 2007, the manager of ART is confident of delivering the forecast distribution per unit of 7.27 cents (on an annualised basis) as disclosed in the Offer Information Statement dated 12 March 2007.

World's Only Pan-Asian Serviced Residence REIT

Singapore
2 properties

1) Somerset Grand Cairnhill
2) Somerset Liang Court

Australia
1 property in 1 city

Melbourne
1) Somerset Gordon Heights

China
4 properties in 3 cities

Beijing
1) Ascott Beijing
2) Somerset Grand Fortune Garden
Shanghai
3) Somerset Xu Hui
Tianjin
4) Somerset Olympic Tower

S$1.2 billion portfolio value
2,942 apartment units# in 18 properties
10 Pan-Asian cities in 7 countries



Japan
China
The Philippines
Vietnam
Singapore
Indonesia
Australia

Indonesia
3 properties in 1 city

Jakarta
1) Ascott Jakarta
2) Somerset Grand Citra
3) Country Woods

Japan
2 properties in 1 city

Tokyo
1) Somerset Azabu East
2) Somerset Roppongi

The Philippines
3 properties in 1 city

Manila
1) Ascott Makati
2) Somerset Millennium
3) Somerset Salcedo

Vietnam
3 properties in 2 cities

Hanoi
1) Somerset Grand Hanoi
Ho Chi Minh City
2) Somerset Chancellor Court
3) Somerset Ho Chi Minh City

As at July 2007.



Q&A

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	25-Jul-2007 19:27:01
Announcement No.	00103

>> Announcement Details

The details of the announcement start here ...

Announcement Title * : Ascott Residence Trust - (A) Notice of Books Closure and Distribution Payment Date; and (B) Execution of Property Management Agreements

Description: CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued announcements on the above matters, as attached for information.

Attachments:

- ART.NoticeOfBookClosure.25July07.pdf
- ART.Annc.IPT.25July07.pdf

Total size = **307K**
(2048K size limit recommended)

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ASCOTT

RESIDENCE TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of Ascott Residence Trust **("ART")** will be closed at **5.00 p.m.** on **2 August 2007** (the **"Books Closure Date")** to determine entitlements of holders of units in ART ("**Units**" and the holder of Units, "**Unitholders**") to ART's distribution of 2.10 cents per unit for the period from 26 March 2007 to 30 June 2007 (the "**Distribution**").

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the distribution to be paid on **28 August 2007**.

DECLARATION FOR SINGAPORE TAX PURPOSES

The Distribution will comprise three components:

(a) distribution of taxable income (the "**taxable income component**");

(b) distribution out of tax-exempt income (the "**tax-exempt income component**"); and

(c) distribution out of capital (the "**capital component**").

The tax-exempt income component is exempt from tax in the hands of all Unitholders. No tax will be deducted at source from this component.

The capital component of the distribution is treated as a return of capital for Singapore tax purposes.

Tax will be deducted at source from the taxable income component in certain circumstances. The following section describes the circumstances in which tax will or will not be deducted from such component and the term "distribution" used thereafter refers to this component.

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross distribution. The distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" (**"Form A"**). They will receive Form A from the Unit Registrar of ART, Lim Associates (Pte) Ltd, and will have to complete and return Form A to Lim Associates (Pte) Ltd. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form A, DBS Trustee Ltd, as trustee of ART (the "**Trustee**") and Ascott Residence Trust Management Limited (the "**Manager**") will be obliged to deduct tax at the rate of 18 percent from the distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their distribution net of 10 percent tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Lim Associates (Pte) Ltd and will have to complete and return Form A to Lim Associates (Pte) Ltd. The Trustee and the Manager will be obliged to deduct tax at the rate of 18 percent from the distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive a distribution net of 10 percent tax. This is provided the nominees furnish certain particulars of the beneficiaries to the Trustee and the Manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declarations by Depository Agents for Singapore Tax Purposes Form **("Form B")** from Lim Associates (Pte) Ltd and will have to complete and return the Form to Lim Associates (Pte) Ltd. The Trustee and the Manager will be obliged to deduct tax at the rate of 18 percent from the distribution if Form B is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their distribution net of 18 percent tax. These Unitholders do not need to return any forms.

IMPORTANT REMINDER

Last Date and Time for Return of the Forms

Lim Associates (Pte) Ltd will despatch the relevant forms to Unitholders on or around 6 August 2007.

Unitholders must complete and return the applicable form(s) to Lim Associates (Pte) Ltd's office by **5.00 p.m.** on **16 August 2007** in order to receive a gross distribution or a distribution net of 10 percent tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The distribution is considered as income for the year 2007. Beneficial owners of the distribution, other than those who are exempt from tax on the distribution or who are entitled to the reduced tax rate of 10 percent, are required to declare the gross distribution as taxable income in their income tax return for the year of assessment 2008.

IMPORTANT DATES AND TIMES

Date / Deadline	Event
5.00 p.m. on 2 August 2007	Closing of the Transfer Books and Register of Unitholders
By 5.00 p.m. on 16 August 2007	Unitholders must complete and return Form A or Form B, as applicable
On or about 28 August 2007	Payment of Distribution

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company registration no. 200516209Z)

As Manager of Ascott Residence Trust

Kang Siew Fong
Company Secretary

Singapore, 25 July 2007

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the **"SGX-ST")**. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of ART is not necessarily indicative of the future performance of ART.

ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

ANNOUNCEMENT

EXECUTION OF PROPERTY MANAGEMENT AGREEMENTS

1. INTRODUCTION

Ascott Residence Trust Management Limited, as manager of the Ascott Residence Trust (the "**Trust**") wishes to announce that Ascott International Management Japan Company Limited ("**Ascott Japan**"), Ascott International Management (Australia) Pty Ltd ("**Ascott Australia**"), and Scotts Philippines, Inc. ("**Scotts**") (collectively, the "**Property Managers**"), all of which are subsidiaries of The Ascott Group Limited ("**TAG**"), have been appointed as managers of certain properties owned by Somerset Azabu East Tokutei Mokuteki Kaisha ("**SAE**") and MEC Roppongi TMK ("**MEC**"), Somerset Gordon Heights (Melbourne) Pty Ltd ("**Somerset**"), and Makati Property Ventures, Inc. ("**Makati**"), respectively (collectively, the "**Entities**").

The Entities are companies wholly owned by the Trust. TAG is a controlling unitholder (as defined in the Property Funds Guidelines comprised in Appendix 2 of the Code on Collective Investment Schemes (the "**Guidelines**")) of the Trust and the Property Managers as subsidiaries of TAG are therefore interested parties for purposes of the Guidelines or interested persons for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("**SGX-ST**").

Accordingly, the following agreements:

(a) the serviced residence management agreement entered into between Makati and Scotts on 22 March 2007 in relation to the property known as Ascott Makati ("**Agreement (a)**")

(b) the property management agreement entered into by SAE with Ascott Japan on 22 March 2007 with regard to the land at 1-chome, Higashi-Azabu, Minato-ku, Tokyo and the building located at no. 9-1 on the land ("**Agreement (b)**");

(c) the property management agreement entered into by MEC with Ascott Japan on 5 April 2007 with regard to the land located at 3-chome, Roppongi, Minato-ku, Tokyo and the building located at 25-34 on the land ("**Agreement (c)**");

(d) the serviced residence management agreement entered into by Somerset with Ascott Australia on 28 May 2007 in relation to the property known as Somerset Gordon Heights ("**Agreement (d)**"); and

(collectively, the "**Agreements**") are all interested person transactions for the purposes of Chapter 9 of the SGX-ST Listing Manual.

Information on the management of the above properties were disclosed in the circular dated 30 January 2007 from the Trust to unitholders of the Trust in relation to, inter alia, the issue of new units to raise gross proceeds of approximately S$199 million, as follows:

(a) that the property referred to in Agreement (a) will be managed by Scotts;

(b) that the properties referred to in Agreements (b) and (c) will continue to be managed by Ascott Japan; and

(c) that the property referred to in Agreement (d) will be managed by Ascott Australia.

2. SALIENT TERMS OF THE AGREEMENTS

The initial terms of the Agreements ranges between 5 to 10 years commencing between March and May 2007, subject to earlier termination in accordance with the terms of each Agreement. The initial term of each Agreement may be extended for periods of between 2 to 10 years, subject to agreement of the relevant Entity to the extension.

Under the Agreements, the Property Managers are each entitled to a basic management fee and an incentive management fee, based on financial performance.

3. RATIONALE FOR AND BENEFITS TO THE ENTITIES

TAG has a 23-year industry track record and operates serviced residences under brands that enjoy global recognition. It operates on a large scale in Asia, which enhances its ability to attract talent, develop management systems and achieve economies of scale. The Trust and its subsidiaries, through their synergistic partnership with TAG, will be able to benefit from a full range of corporate services, including human resources, corporate sales and marketing, corporate advertising, central reservations system, global sales network, centralised purchasing, building system maintenance and financial administration.

The terms of the Agreements were arrived after a process of negotiation between the relevant parties to the Agreements. In arriving at the agreed terms of the Agreements, the Entities each evaluated the prevailing market practice within their respective jurisdictions and the typical management agreement fee structure and term, amongst other commercial terms.

4. STATEMENT OF AUDIT COMMITTEE

The Audit Committee is of the view that the Agreements have been entered into on normal commercial terms, and are not prejudicial to the interests of the Trust and its minority unitholders.

5. CURRENT TOTAL OF ALL TRANSACTIONS WITH THE SAME INTERESTED PERSON (AS DEFINED UNDER CHAPTER 9 OF THE SGX-ST LISTING MANUAL) AND THE CURRENT TOTAL OF ALL INTERESTED PERSON TRANSACTIONS FOR FY 2007

To date, the aggregate value of all transactions entered into in FY2007 with (a) the same interested person (as defined under the SGX-Listing Manual), including the Agreements, and (b) all interested persons, is in each case SGD32.8 million, i.e., 4.96% of the Trust's latest audited net tangible assets.

6. DIRECTORS' AND SUBSTANTIAL UNITHOLDERS' INTERESTS

Messrs Lim Jit Poh, Liew Mun Leong, Jennie Chua Kheng Yeng and S Chandra Das are directors on the boards of both the manager of the Trust and TAG. Save as disclosed in this announcement, none of the Directors or substantial unitholders of the Trust has any interest, direct or indirect, in the Agreements.

By Order of the Board

Ascott Residence Trust Management Limited
As Manager for Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries

25 July 2007

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Adviser, Sole Global Coordinator and Sole Lead Underwriter.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-Jul-2007 07:22:09
Announcement No.	00010

>> Announcement Details

The details of the announcement start here ...

Announcement Title * The Ascott Group Limited - (A) Unaudited results for the period ended 30 June 2007; and (B) Ascott's 2Q 2007 net profit surged 75% to S$88.1 million

Description

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement and a news release on the above matters.

For details, please refer to the announcement and news release posted by Ascott on the SGX website www.sgx.com.sg.

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)
UNAUDITED RESULTS FOR THE PERIOD ENDED 30 JUNE 2007
TABLE OF CONTENTS

1(a)(i) INCOME STATEMENT

	Note	GROUP 2Q 2007 S$'000	GROUP 2Q 2006* S$'000	Better/ (worse) % +/-	GROUP 1H 2007 S$'000	GROUP 1H 2006* S$'000	Better/ (worse) % +/-
Revenue	A.1	107,131	97,973	9%	202,209	204,513	-1%
Cost of sales		(75,343)	(69,926)	-8%	(146,196)	(144,912)	-1%
Gross profit	A.1	31,788	28,047	13%	56,013	59,601	-6%
Other operating income	A.2	602	1,852	-67%	1,082	2,411	-55%
Administrative expenses	A.3	(11,648)	(8,940)	-30%	(24,894)	(20,508)	-21%
Other operating expenses		(638)	(55)	n.m.	(867)	(193)	-349%
Profit from operations		**20,104**	**20,904**	**-4%**	**31,334**	**41,311**	**-24%**
Share of results of associates and jointly controlled entities	A.4	2,954	1,992	48%	5,336	(930)	674%
Comprising:							
Operating results		*3,696*	*2,187*	*69%*	*4,964*	*74*	*n.m.*
Non-operating results		*32*	*494*	*-94%*	*1,955*	*(202)*	*n.m.*
Taxation		*(774)*	*(689)*	*-12%*	*(1,583)*	*(802)*	*-97%*
Non-operating income	A.5	92,469	48,602	90%	96,464	89,845	7%
Foreign exchange gain	A.6	3,263	1,502	117%	2,987	968	209%
Interest income		3,057	1,793	70%	5,682	4,408	29%
Finance costs	A.7	(12,758)	(8,423)	-51%	(22,300)	(22,369)	0%
Profit before taxation	A.8	**109,089**	**66,370**	**64%**	**119,503**	**113,233**	**6%**
Taxation	A.9	(20,285)	(15,178)	-34%	(20,234)	(17,883)	-13%
Profit after taxation		**88,804**	**51,192**	**73%**	**99,269**	**95,350**	**4%**
Attributable to:							
Shareholders		88,130	50,253	75%	97,831	92,574	6%
Minority interests		674	939	28%	1,438	2,776	48%
		88,804	**51,192**	**73%**	**99,269**	**95,350**	**4%**

n.m – *not meaningful*

* – 2006 results have been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5.

1(a)(ii) Explanatory Notes to Income Statement

The results of the Group for 1H 2007 included the effects of the following events:

1. The Group entered into an agreement to divest its serviced residence, Somerset Chancellor Court, to Ascott Residence Trust ("ART") through the sale of its 60% equity interest in East Australia Trading Company (S) Pte Ltd ("EATCS") for a consideration of US$14.3 million (approximately S$22.0 million). EATCS owns the serviced residence through its 67% equity interest in Saigon Office and Serviced Apartment Company Limited. The transaction was completed in March 2007 and after taking into account the associated costs of disposal, the Group realised a net portfolio gain of S$3.5 million from the transaction.

2. The Group entered into a compensation agreement on 28 April 2007 with the Land Requisition Office of the Guangzhou Municipal People's Government ("Guangzhou Land Office") for a total cash compensation amount of RMB1,006,421,311 (approximately S$198.7 million). This was in relation to the compulsory acquisition by the Guangzhou Land Office of a piece of land owned by the Group in China for the construction of the Guangzhou-Wuhan public railway line. Based on progressive recognition to date, the Group realised a gain of approximately S$75.5 million.

A.1 <u>Revenue and Gross profit</u>

<u>Revenue</u>

Revenue for 2Q 2007 of S$107.1 million increased by 9% over that of 2Q 2006. The increase was mainly attributed by the Group's serviced residences in Europe and North Asia.

In Europe, the increase in revenue from S$66.7 million in 2Q 2006 to S$72.6 million in 2Q 2007 was mainly boosted by the 6% increase in revenue per available unit (REVPAU"). The Group's initiatives on yield maximisation combined with the growing popularity and demand for serviced residences attributed to the increase in REVPAU. In North Asia, the increase in revenue from S$4.5 million in 2Q 2006 to S$7.9 million in 2Q 2007 was mainly due to the Group's successful launch of its Citadines brand properties in Shanghai and Suzhou in China.

Revenue for 1H 2007 decreased by 1% over that of 1H 2006 due to the deconsolidation of revenue from properties divested in 2006 ("2006 divestments"). On a same store basis, i.e. excluding the revenue of the 2006 divestments and contribution from new properties in 2007, the revenue for 1H 2007 would have been increased by 19% over that of 1H 2006.

This increase of 19% as mentioned above was underpinned by a strong overall REVPAU growth to S$125 in 1H 2007 from S$119 in 1H 2006. The Group's serviced residence operations in the majority of the geographical regions achieved double digit REVPAU increases in 1H 2007 over that of 1H 2006.

<u>Gross profit</u>

The gross profit for 2Q 2007 of S$31.8 million has also similarly increased by 13% over 2Q 2006 mainly due to the better performance by the Group's serviced residences in Europe.

Due to the 2006 divestments, the gross profit for 1H 2007 decreased by 6% over that of 1H 2006. On a same store basis, the gross profit for 1H 2007 would have been increased by 30% over that of 1H 2006.

A.2 <u>Other operating income</u>

In 2Q 2006, dividend income was received by the Group relating to a long term investment in China. In 1H 2007, no dividend has been declared yet from this investment.

A.3 <u>Administrative expenses</u>

The higher administrative expenses in 2Q 2007 and 1H 2007, as compared to 2Q 2006 and 1H 2006 respectively, were mainly due to higher staff related costs and an increase in headcount.

A.4 Share of results of associates and jointly controlled entities

	GROUP 2Q 2007 S$'000	GROUP 2Q 2006 S$'000	Better/ (worse) % +/-	GROUP 1H 2007 S$'000	GROUP 1H 2006 S$'000	Better/ (worse) % +/-
The Group's share of results of :						
Associates:	**4,493**	**1,944**	**131%**	**7,961**	**2,196**	**263%**
Comprising:						
- Operating results (1)	*5,027*	*2,633*	*91%*	*7,476*	*2,998*	*149%*
- Non-operating results (2)	-	-	*n.m.*	*1,781*	-	*n.m.*
- Taxation	*(534)*	*(689)*	*22%*	*(1,296)*	*(802)*	*-62%*
Jointly controlled entities	**(1,539)**	**48**	**n.m.**	**(2,625)**	**(3,126)**	**16%**
Comprising:						
- Operating results (3)	*(1,331)*	*(446)*	*-198%*	*(2,512)*	*(2,924)*	*14%*
- Non-operating results (4)	*32*	*494*	*-94%*	*174*	*(202)*	*186%*
- Taxation	*(240)*	-	*n.m.*	*(287)*	-	*n.m.*
Total share of results	**2,954**	**1,992**	**48%**	**5,336**	**(930)**	**674%**

n.m – not meaningful

Associates

(1) The increase in the Group's operating results in associates in 2Q 2007 and 1H 2007, as compared to 2Q 2006 and 1H 2006 respectively, was due mainly to the equity accounting of the Group's share of ART's operating results.

(2) In 1H 2007, the Group's non-operating results in associates mainly related to its share of increases in market values of investment properties held by its associates.

Jointly controlled entities

(3) The Group recorded a lower share of operating loss from jointly controlled entities in United Kingdom in 1H 2007 as compared with 1H 2006.

(4) In 1H 2007, the Group's non-operating results in jointly controlled entities related to the net portfolio gain of S$0.2 million on the disposal of Thonglor units in Thailand. In 1H 2006, the net portfolio loss related to the loss on disposal of Somerset Roland Garden previously held under a jointly controlled entity in United Kingdom.

A.5 Non-operating income

	GROUP 2Q 2007 S$'000	GROUP 2Q 2006 S$'000	Better / (worse) % +/-	GROUP 1H 2007 S$'000	GROUP 1H 2006 S$'000	Better / (worse) % +/-
Portfolio gains before tax *(1)*	91,872	48,602	89%	95,867	89,837	7%
Revaluation surplus	602	-	n.m.	602	-	n.m.
Others	(5)	-	n.m.	(5)	8	-163%
	92,469	48,602	90%	96,464	89,845	7%

n.m – not meaningful

(1) In 1H 2007, the portfolio gains before tax related to the progressive recognition of the divestment gain from the compulsory acquisition of Masters Golf & Country Club land and the Group's disposal of Somerset Chancellor Court to ART.

In 1H 2006, the portfolio gains arose principally from the divestment of 12 serviced residences to ART and the sale of Liang Court Shopping Centre.

A.6 Foreign exchange gain

The foreign exchange gain recognised in 2Q 2007 & 1H 2007 was largely due to revaluation gain on the Group's fixed deposits, mainly denominated in Sterling Pound ("GBP"), as a result of the appreciation of the GBP against S$ and revaluation gain on the Group's net foreign currency payables, mainly denominated in US$, as a result of the weakening of US$ against S$.

A.7 Finance costs

The higher finance costs in 2Q 2007 was due to increased borrowings for higher level of investments.

A.8 Profit before taxation includes the following significant items:

	GROUP 2Q 2007 S$'000	GROUP 2Q 2006* S$'000	Better/ (worse) % +/-	GROUP 1H 2007 S$'000	GROUP 1H 2006* S$'000	Better/ (worse) % +/-
Depreciation and amortisation	(6,773)	(6,011)	-13%	(12,615)	(13,629)	7%
Staff costs *(1)*	(29,579)	(26,220)	-13%	(60,048)	(54,066)	-11%
Operating lease rental *(2)*	(18,050)	(15,272)	-18%	(33,968)	(31,063)	-9%

* – 2006 results have been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5.

(1) The increase in staff costs in 2Q 2007 and 1H 2007 was mainly due to higher staff related costs and an increase in headcount.

(2) The increase in operating lease rental in 2Q 2007 and 1H 2007 was mainly due to rental expenses incurred for a property in United Kingdom, previously owned by the Group. The property was sold in 3Q 2006 and leased back by the Group.

A.9 Taxation

The increase in taxation in 2Q 2007 and 1H 2007 was mainly due to the provision of tax relating to divestments.

A.10 Operating earnings before interest, taxation, depreciation and amortisation ("Operating EBITDA"):

	GROUP 2Q 2007 S$'000	GROUP 2Q 2006 S$'000	Better/ (worse) % +/-	GROUP 1H 2007 S$'000	GROUP 1H 2006 S$'000	Better/ (worse) % +/-
Profit before taxation	**109,089**	**66,370**	**64%**	**119,503**	**113,233**	**6%**
Add:						
Finance costs *(A.7)*	12,758	8,423	-51%	22,300	22,369	0%
Group EBIT	**121,847**	**74,793**	**63%**	**141,803**	**135,602**	**5%**
Add:						
Depreciation and amortisation *(A.8)*	6,773	6,011	-13%	12,615	13,629	7%
Group EBITDA	**128,620**	**80,804**	**59%**	**154,418**	**149,231**	**3%**
Add:						
Share of taxation of associates and jointly controlled entities *(A.4)*	774	689	-12%	1,583	802	-97%
Less:						
Share of non-operating results of associates and jointly controlled entities *(A.4)*	(32)	(494)	-94%	(1,955)	202	n.m.
Non-operating income *(A.5)*	(92,469)	(48,602)	90%	(96,464)	(89,845)	7%
Net portfolio gain	(92,501)	(49,096)	88%	(98,419)	(89,643)	10%
Operating EBITDA	**36,893**	**32,397**	**14%**	**57,582**	**60,390**	**-5%**

n.m – not meaningful

1(b)(i) BALANCE SHEET

		GROUP		COMPANY	
		30/06/2007	31/12/2006*	30/06/2007	31/12/2006
	Note	S$'000	S$'000	S$'000	S$'000
Non-Current Assets					
Property, plant and equipment	1(b)(ii)	1,431,354	1,370,236	2	2
Intangible assets		24,557	24,084	-	-
Investment properties		48,984	48,681	-	-
Properties under development	1(b)(iii)	123,629	121,387	-	-
Interest in subsidiaries		-	-	258,759	258,671
Interest in associates and jointly controlled entities	1(b)(iv)	319,744	236,892	245,970	191,094
Long term receivables		3,101	1,569	-	-
Other financial assets		2,841	2,866	-	26
Deferred tax assets		21,436	21,153	-	-
		1,975,646	**1,826,868**	**504,731**	**449,793**
Current Assets					
Properties held for sale		9,724	9,230	-	-
Inventories		291	356	-	-
Trade and other receivables		255,357	211,490	69,254	74,357
Cash and bank balances	1(b)(v)	328,002	274,481	180	211
		593,374	**495,557**	**69,434**	**74,568**
Total Assets		**2,569,020**	**2,322,425**	**574,165**	**524,361**
Equity attributable to equity holders of the Parent					
Share capital		267,743	264,367	267,743	264,367
Reserves		830,432	810,011	82,804	182,139
Shareholders' Equity		**1,098,175**	**1,074,378**	**350,547**	**446,506**
Minority interests	1(b)(vi)	29,441	57,559	-	-
Total Equity		**1,127,616**	**1,131,937**	**350,547**	**446,506**
Non-Current Liabilities					
Financial liabilities	1(b)(vii)	776,539	493,630	-	-
Amount due to minority shareholders of subsidiaries		750	3,905	-	-
Deferred income		2,000	7,811	-	-
Deferred tax liabilities		15,208	22,149	882	883
		794,497	**527,495**	**882**	**883**
Current Liabilities					
Trade and other payables		266,831	205,891	219,322	73,491
Financial liabilities	1(b)(vii)	288,432	381,202	-	-
Current tax payable		91,644	75,900	3,414	3,481
		646,907	**662,993**	**222,736**	**76,972**
Total Liabilities		**1,441,404**	**1,190,488**	**223,618**	**77,855**
Total Equity and Liabilities		**2,569,020**	**2,322,425**	**574,165**	**524,361**

* – The Group balance sheet as at 31 December 2006 has been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5.

1(b)(ii) Group's property, plant and equipment

The increase in the Group's property, plant and equipment was due mainly to the Group's investments in new serviced residences properties during 2Q 2007. These were partially offset by the Group's disposal of Somerset Chancellor Court to ART in 1Q 2007 and the compulsory acquisition of a piece of land owned by the Group in China for the construction of the Guangzhou-Wuhan railway line by the Guangzhou Land Office in 2Q 2007.

1(b)(iii) Group's properties under development

Included in properties under development is the carrying value of Hotel Asia. On 21 February 2007, the Group entered into a conditional sale and purchase agreement with an unrelated party to sell Hotel Asia located at Scotts Road in Singapore for a total cash consideration of S$147 million. The transaction was completed on 17 July 2007.

1(b)(iv) Group's interest in associates and jointly controlled entities

The increase in the Group's interest in associates and jointly controlled entities was mainly due to the Group's additional investments in ART and jointly controlled entities in India in 1H 2007.

1(b)(v) Group's cash and bank balances

The increase in the Group's cash and bank balances was due mainly to the compensation amounts received from Guangzhou Land Office.

1(b)(vi) Group's minority interests

The decrease in the Group's minority interests was due mainly to the deconsolidation of 40% minority interest in EATCS upon the Group's divestment of EATCS.

1(b)(vii) Group borrowings (including finance leases)

		As at 30/06/2007 S$'000	As at 31/12/2006 S$'000
Repayable in one year or less or on demand			
- Secured		47,967	19,599
- Unsecured		238,580	359,980
		286,547	379,579
Repayable after one year			
- Secured		435,006	466,332
- Unsecured		341,533	27,298
		776,539	493,630
Total Group borrowings		1,063,086	873,209
Derivative liabilities		1,885	1,623
Total financial liabilities	(1)	1,064,971	874,832

(1) The increase of about S$190 million in the Group's borrowings as at 30 June 2007 was mainly due to the additional investment in ART as well as financing of the Group's new investments in China and India in 1H 2007.

Details of collateral

The borrowings of the Group are generally secured by:
- Mortgage on subsidiaries' land and buildings; and
- Pledge of shares of some subsidiaries.

1(c) **CONSOLIDATED CASH FLOW STATEMENT**

	2Q 2007 S$'000	2Q 2006 S$'000	1H 2007 S$'000	1H 2006 S$'000
Operating Activities				
Profit after taxation	88,804	51,192	99,269	95,350
Adjustments for:				
Accretion of deferred income	(356)	(576)	(1,051)	(1,230)
Depreciation and amortisation	6,773	6,011	12,615	13,629
Income tax expense	20,285	15,178	20,234	17,883
Loss/(gain) on disposal of property, plant and equipment	253	(7)	440	(16)
Gain on disposal of properties held for sale	-	(50)	-	(50)
Non-operating income	(92,469)	(48,602)	(96,464)	(89,845)
Dividend income	-	(1,597)	-	(1,597)
Interest expense	12,396	8,211	21,668	21,958
Interest income	(3,057)	(1,793)	(5,682)	(4,408)
Share of results of associates and jointly controlled Entities	(2,954)	(1,992)	(5,336)	930
Equity compensation expense	1,690	275	3,596	550
Operating profit before working capital changes	**31,365**	**26,250**	**49,289**	**53,154**
Changes in working capital	(13,482)	(3,229)	(21,541)	(16,384)
Cash generated from operations	**17,883**	**23,021**	**27,748**	**36,770**
Income tax paid	(5,336)	(4,501)	(11,170)	(9,238)
Proceeds from sale of golf memberships	356	370	1,003	1,152
Cash flows from operating activities	**12,903**	**18,890**	**17,581**	**28,684**
Investing Activities				
Interest received	3,022	1,383	5,636	4,265
Acquisition of property, plant and equipment	(84,325)	(51,561)	(108,855)	(56,936)
Acquisition of properties under development	(109)	-	(304)	-
Acquisition of subsidiary company, net of cash	(4)	-	(27,521)	(2,149)
Disposal of subsidiaries, net of cash	-	(13,820)	19,760	253,658
Proceeds from disposal of:				
- property, plant and equipment	174,126	206	174,189	206
- investment property	-	175,000	-	175,000
- properties under development	7,350	-	7,350	-
Investment in associates and jointly controlled entities	(13,910)	4,226	(83,815)	(3,502)
Dividends from associates and jointly controlled entities	2,151	302	6,991	418
Dividends from other investment	-	1,597	-	1,597
Deposits paid for new investments	(30,328)	-	(30,328)	-
Other investing cashflow	(79)	(24)	374	(286)
Cash flows from investing activities	**57,894**	**117,309**	**(36,523)**	**372,271**
Financing Activities				
Proceeds from shares issued under share option scheme	1,297	938	3,191	5,062
Finance costs paid	(11,031)	(9,814)	(22,286)	(24,269)
Dividends paid	(96,114)	(30,458)	(96,114)	(30,458)
Dividends paid to minority interest	(224)	(404)	(224)	(474)
Payment to minority shareholders for share capital reduction of a subsidiary	(8,877)	-	(8,877)	-
Proceeds from issue of medium term notes	210,000	-	210,000	-
Proceeds from bank borrowings	225,034	41,045	477,899	149,923
Repayments of bank borrowings	(263,059)	(91,614)	(491,033)	(471,759)
Repayment of finance lease liabilities	(978)	(934)	(1,904)	(1,779)
Fixed deposits pledged as security	-	-	(3,594)	-
Cash flows from financing activities	**56,048**	**(91,241)**	**67,058**	**(373,754)**
Increase in cash & cash equivalents	**126,845**	**44,958**	**48,116**	**27,201**
Cash and cash equivalents at beginning of the period	**194,789**	**73,774**	**274,481**	**94,917**
Effect of exchange rate changes on balances held in foreign currencies	2,774	318	1,811	(3,068)
Cash and cash equivalents at end of the period	**324,408**	**119,050**	**324,408**	**119,050**

Cash and cash equivalents at end of period comprise:

	30/06/2007 S$'000	30/06/2006 S$'000
Cash & Bank Balances	328,002	119,050
Fixed deposits pledged as security for term loan	(3,594)	-
Cash and cash equivalents at end of the period	**324,408**	**119,050**

The operating cashflow of the Group decreased by S$5.1 million from S$23.0 million to S$17.9 million for 2Q 2006 vs 2Q 2007 and by S$9.1 million from S$36.8 million to S$27.7 million for 1H 2006 vs 1H 2007, mainly due to the deconsolidation of the operating cashflows of properties divested in 1H 2006.

1(d)(i) STATEMENTS OF CHANGES IN EQUITY

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
GROUP														
At 1 January 2007	264,367	-	46,122	477	-	396,000	6,257	246,212	(160)	(18,724)	195,815	1,136,366	59,225	1,195,591
Effect of adopting FRS 16 (Paragraph 5)	-	-	(41,801)	-	-	-	-	-	-	-	(20,187)	(61,988)	(1,666)	(63,654)
At 1 January 2007, as restated	264,367	-	4,321	477	-	396,000	6,257	246,212	(160)	(18,724)	175,628	1,074,378	57,559	1,131,937
Effect of adopting FRS 40 (Paragraph 5)	-	-	(4,321)	-	-	-	-	-	-	-	4,321	-	-	-
At 1 January 2007, as restated	264,367	-	-	477	-	396,000	6,257	246,212	(160)	(18,724)	179,949	1,074,378	57,559	1,131,937
Issue of shares under the Share Option Plan	3,191	-	-	-	-	-	-	-	-	-	-	3,191	-	3,191
Issue of shares under the Performance Share Plan	185	-	-	-	-	-	(185)	-	-	-	-	-	-	-
Stock option/restricted shares expense	-	-	-	-	-	-	1,865	-	-	-	-	1,865	-	1,865
Performance shares expense	-	-	-	-	-	-	1,731	-	-	-	-	1,731	-	1,731
Hedging movement for the period	-	-	-	-	-	-	-	-	7,795	-	-	7,795	-	7,795
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(5,781)	-	(5,781)	-	(5,781)
Translation adjustment	-	-	-	(17)	-	-	-	-	-	-	-	(17)	875	858
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	13,296	-	13,296	(21,330)	(8,034)
Capital reduction of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(8,877)	(8,877)
Dividends paid	-	-	-	-	-	-	-	-	-	-	(96,114)	(96,114)	(224)	(96,338)
Profit for the period	-	-	-	-	-	-	-	-	-	-	97,831	97,831	1,438	99,269
At 30 June 2007	267,743	-	-	460	-	396,000	9,668	246,212	7,635	(11,209)	181,666	1,098,175	29,441	1,127,616

S$'000	Share Capital	Share Premium	Revaluation Reserve	Statutory Reserve	Capital Reduction Reserve	Merger Reserve	Equity Compensation Reserve	Other Capital Reserve	Hedging Reserve	Foreign Currency Translation Reserve	Revenue Reserve	Shareholders' Equity	Minority Interests	Total Equity
GROUP														
At 1 January 2006	314,416	294,278	80,867	603	95,136	396,000	2,754	5,474	(3,805)	1,406	79,943	1,267,072	125,972	1,393,044
Effect of adopting FRS 16 (Paragraph 5)	-	-	(46,761)	-	-	-	-	-	-	-	(33,952)	(80,713)	(14,016)	(94,729)
At 1 January 2006, as restated	314,416	294,278	34,106	603	95,136	396,000	2,754	5,474	(3,805)	1,406	45,991	1,186,359	111,956	1,298,315
Issue of shares under the Share Option Plan	5,062	-	-	-	-	-	-	-	-	-	-	5,062	-	5,062
Issue of shares under the Performance Share Plan	109	-	-	-	-	-	(109)	-	-	-	-	-	-	-
Stock option expense	-	-	-	-	-	-	258	-	-	-	-	258	-	258
Performance shares expense	-	-	-	-	-	-	292	-	-	-	-	292	-	292
Hedging movement for the period	-	-	-	-	-	-	-	-	5,197	-	-	5,197	-	5,197
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(13,981)	-	(13,981)	-	(13,981)
Translation adjustment	-	-	-	(51)	-	-	-	(14)	-	-	-	(65)	(769)	(834)
Disposal of subsidiaries and investment properties	-	-	(33,000)	(98)	-	-	-	-	(1,994)	(13,036)	-	(48,128)	(40,539)	(88,667)
Profit for the period	-	-	-	-	-	-	-	-	-	-	92,574	92,574	2,776	95,350
Transfer (to) / from	51,798	(294,278)	-	-	-	-	-	242,480	-	-	-	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	(30,458)	(30,458)	(474)	(30,932)
Expenses in relation to capital distribution	-	-	-	-	-	-	-	-	-	-	(6,136)	(6,136)	-	(6,136)
Capital distribution to shareholders	(107,861)	-	-	-	(95,136)	-	-	-	-	-	-	(202,997)	-	(202,997)
At 30 June 2006	263,524	-	1,106	454	-	396,000	3,195	247,940	(602)	(25,611)	101,971	987,977	72,950	1,060,927

S$'000	Share Capital	Share Premium	Capital Reduction Reserve	Equity Compensation Reserve	Revenue Reserve	Shareholders' Equity
COMPANY						
At 1 January 2007	264,367	-	-	6,257	175,882	446,506
Issue of shares under the Share Option Plan	3,191	-	-	-	-	3,191
Issue of shares under the Performance Share Plan	185	-	-	(185)	-	-
Stock option/restricted shares expense	-	-	-	1,865	-	1,865
Performance shares expense	-	-	-	1,731	-	1,731
Dividends paid	-	-	-	-	(96,114)	(96,114)
Loss for the period	-	-	-	-	(6,632)	(6,632)
At 30 June 2007	267,743	-	-	9,668	73,136	350,547
At 1 January 2006	314,416	51,798	95,136	2,754	36,157	500,261
Issue of shares under the Share Option Plan	5,062	-	-	-	-	5,062
Issue of shares under the Performance Share Plan	109	-	-	(109)	-	-
Stock option expense	-	-	-	258	-	258
Performance shares expense	-	-	-	292	-	292
Transfer (to)/from	51,798	(51,798)	-	-	-	-
Expenses in relation to capital distribution	-	-	-	-	(6,136)	(6,136)
Capital distribution to shareholders	(107,861)	-	(95,136)	-	-	(202,997)
Dividends paid	-	-	-	-	(30,458)	(30,458)
Profit for the period	-	-	-	-	44,533	44,533
At 30 June 2006	263,524	-	-	3,195	44,096	310,815

1(d)(ii) Share Capital

Since the last financial year ended 31 December 2006, the issued and paid up capital of the Company increased by S$3.4 million to S$267.7 million due to the exercise of share options under The Ascott Share Option Plan ("TASOP") and issue of new shares under The Ascott Performance Share Plan ("TAPSP").

Share Options

As at 30 June 2007, there were 20,076,500 (31 December 2006: 31,450,500) unissued ordinary shares of the Company under TASOP. The movements are as follows:

As at 1 January 2007	31,450,500
Cancelled/Lapsed during the financial period	(1,244,250)
Exercised during the financial period	(10,129,750)
As at 30 June 2007	20,076,500

Performance Shares

As at 30 June 2007, there were 8,314,364 (31 December 2006: 7,083,630) awards outstanding under TAPSP. Awards granted are only released when the pre-determined targets are achieved. The movements are as follows:

As at 1 January 2007	7,083,630
Granted during the financial period	2,600,000
Granted due to adjustment during the financial period	225,496#
Issued during the financial period	(1,229,125)
Cancelled during the financial period	(365,637)
As at 30 June 2007	8,314,364

- On 7 May 2007, adjustments were made to the number of conditional awards granted under TAPSP, following the announcement of a special dividend on 26 April 2007.

Restricted Shares

As at 30 June 2007, there were 2,547,685 (31 December 2006: nil) awards outstanding under The Ascott Restricted Share Plan ("TARSP"). Awards granted are only released when the pre-determined targets are achieved. The movements are as follows:

As at 1 January 2007	-
Granted during the financial period	2,615,000
Granted due to adjustment during the financial period	70,249#
Cancelled during the financial period	(137,564)
As at 30 June 2007	2,547,685

- On 7 May 2007, adjustments were made to the number of conditional awards granted under TARSP, following the announcement of a special dividend on 26 April 2007.

2. Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (*including any qualifications or emphasis of matter*)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the Group's most recently audited financial statements for the financial year ended 31 December 2006, except for those as disclosed under Paragraph 5.

5. If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change

Arising from the adoption of FRS 40 *Investment Property* ("FRS 40"), serviced residences properties have to be accounted for as fixed assets under FRS 16 *Property, Plant and Equipment* ("FRS 16"). As such, the Group has adopted the cost model under FRS 16 to account for its serviced residences properties with effect from 1 January 2007. This change of accounting policy has resulted in the Group accounting for its serviced residences properties at cost less accumulated depreciation and impairment losses, after considering the serviced residences properties' residual values at the end of the Group's intended holding period.

The Group has a retail property which is considered as an investment property under FRS 40. As such, the Group adopted the fair value model under FRS 40 to account for this property with effect from 1 January 2007. This investment property will continue to be stated at market value and changes in market values will now be taken to the income statement instead of revaluation reserve.

Previously, the Group's properties, which were not held with the intention of sale in the ordinary course of business, were stated at valuation on an open market basis. The net surplus or deficits on revaluation were taken to revaluation reserve except when the total of the reserve was not sufficient to cover the deficit on an aggregate basis within the same geographical segment, in which case the amount by which the deficit exceeded the amount in the revaluation reserve was charged to the income statement. The Group's properties which were acquired through finance leases were capitalised at the lower of their fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses.

In respect of the Group's adoption of the cost model under FRS 16 to account for its serviced residences properties, this change in accounting policy was recognised retrospectively in accordance with the provisions of FRS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*, and comparatives have been restated.

In respect of the Group's adoption of the fair value model under FRS 40 to account for its retail property, this change in accounting policy was recognised prospectively in accordance with the transitional provisions of FRS 40, and comparatives need not be restated.

Subject to year-end audit, the financial impact on the Group arising from the application of FRS 16 and FRS 40 is as follows:

Change in accounting policy - FRS 16

	Increase / (Decrease)	
	01/01/2007 S$'million	**01/01/2006 S$'million**
Equity		
Revaluation reserve	(42)	(47)
Revenue reserve	(20)	(34)
Minority interests	(2)	(14)

	Increase / (Decrease)	
	1H 2007 S$'million	**1H 2006 S$'million**
Income Statement		
Net profit for the financial period	(3)	12

	Increase / (Decrease)
	31/12/2006 S$'million
Non-Current Assets as at 31 December 2006	
Investment properties	(1,181)
Properties under development	(118)
Property, plant and equipment	1,266
Other assets	(31)

Adoption of new accounting standard - FRS 40

	Increase / (Decrease)
	01/01/2007 S$'million
Equity	
Revaluation reserve	(4)
Revenue reserve	4

	Increase / (Decrease)
	1H 2007 S$'million
Income Statement	
Net profit for the financial period	2

Apart from FRS 16 and FRS 40, the Group adopted various FRS applicable from 1 January 2007. These do not have a significant impact on the Group's results.

6. Earnings per ordinary share based on profits attributable to Members of the Company (in cents)

	GROUP 2Q 2007	GROUP 2Q 2006	GROUP 1H 2007	GROUP 1H 2006
(i) Based on existing issued share capital #	5.5	3.2	6.1	5.8
(ii) On a fully diluted basis +	5.4	3.1	6.0	5.7

\# Net earnings per share calculation for 2Q 2007 is based on the weighted average number of 1,602,402,342 shares in issue in 2Q 2007 (2Q 2006: 1,587,630,884 shares). Net earnings per share calculation for 1H 2007 is based on the weighted average number of 1,599,190,967 shares in issue in 1H 2007 (1H 2006: 1,584,386,375 shares). These are arrived at after taking into consideration the issue of ordinary shares upon exercise of share options and performance shares.

\+ The fully diluted earnings per share calculation for 2Q 2007 is based on the weighted average number of 1,633,405,782 shares in issue for 2Q 2007 (2Q 2006: 1,614,094,254 shares). The fully diluted earnings per share calculation for 1H 2007 is based on the weighted average number of 1,640,003,303 shares in issue for 1H 2007 (1H 2006: 1,611,282,296 shares). These are arrived at after taking into account the potential shares arising from the exercise of share options and the issue of restricted shares and performance shares which would dilute the basic earnings per share.

7. Net asset value per ordinary share (cents)

	Group 30/06/2007 (in cents)	Group 31/12/2006 (in cents)
NAV per share	68.5	67.5

Net asset value per share calculation is based on the issued shares of 1,603,444,967 as at 30 June 2007 (31 December 2006: 1,592,086,092 shares). The increase in NAV per share was mainly due to the contribution of the Group's performance in 1H 2007.

8(i) Group Performance Review

8(i)(a) Revenue and Operating EBITDA Analysis – 2Q 2007 vs 2Q 2006

	Ref	Revenue 2Q 2007 S$M	Revenue 2Q 2006 S$M	Revenue Better / (worse) S$M	Revenue Better / (worse) %	Ref	Operating EBITDA 2Q 2007 S$M	Operating EBITDA 2Q 2006 S$M	Operating EBITDA Better / (worse) S$M	Operating EBITDA Better / (worse) %
Serviced Residence		*103.3*	*93.5*	*9.8*	*10%*		36.3	28.7	7.6	26%
Retail and Others		3.8	4.5	(0.7)	-16%		0.6	3.7	(3.1)	-84%
	A.1	**107.1**	**98.0**	**9.1**	**9%**	**A.10**	**36.9**	**32.4**	**4.5**	**14%**
Serviced Residence										
Singapore		7.8	7.5	0.3	4%		3.4	2.7	0.7	26%
South East Asia		5.5	4.7	0.8	17%		4.4	2.9	1.5	52%
North Asia		7.9	4.5	3.4	76%		2.9	2.7	0.2	7%
Australia and New Zealand		9.4	10.1	(0.7)	-7%		(0.4)	(1.4)	1.0	71%
Europe		72.6	66.7	5.9	9%		26.4	25.3	1.1	4%
Others		0.1	-	0.1	n.m.		(0.7)	(0.1)	(0.6)	-600%
ART		-	-	-	-		4.2	1.7	2.5	147%
Unallocated items (including foreign exchange differences)		-	-	-	-		(3.9)	(5.1)	1.2	24%
		103.3	**93.5**	**9.8**	**10%**		**36.3**	**28.7**	**7.6**	**26%**

n.m – not meaningful

Revenue for 2Q 2007 of S$107.1 million increased by 9% over that of 2Q 2006. The increase was mainly attributed by the Group's serviced residences in Europe and North Asia.

In tandem with the higher revenue, operating EBITDA for 2Q 2007 at S$36.9 million was also higher by S$4.5 million or 14% than 2Q 2006.

In Europe, the increase in revenue and operating EBITDA of the Group's serviced residence operations in 2Q 2007 as compared to 2Q 2006 was mainly boosted by the 6% increase in REVPAU. The Group's initiatives on yield maximisation combined with the growing popularity and demand for serviced residences attributed to the increase in REVPAU.

In North Asia, the increase in revenue and operating EBITDA of the Group's serviced residence operations in 2Q 2007 was mainly due to the Group's successful launch of its Citadines brand properties in Shanghai and Suzhou in China.

For Australia and New Zealand, the Group recorded operating loss of S$0.4 million compared to a loss of S$1.4 million in 2Q 2006. This was a combination of higher occupancy, divestments of non-profitable operating leases as well as rigorous implementation of cost control measures by the Group.

8(i)(a) Revenue and Operating EBITDA Analysis – 1H 2007 vs 1H 2006

	Ref	Revenue 1H 2007 S$M	Revenue 1H 2006 S$M	Better / (worse) S$M	Better / (worse) %	Ref	Operating EBITDA 1H 2007 S$M	Operating EBITDA 1H 2006 S$M	Better / (worse) S$'M	Better / (worse) %
Serviced Residence		193.6	193.9	(0.3)	0%		53.7	53.6	0.1	0%
Retail and Others		8.6	10.6	(2.0)	-19%		3.9	6.8	(2.9)	-43%
	A.1	**202.2**	**204.5**	**(2.3)**	**-1%**	A.10	**57.6**	**60.4**	**(2.8)**	**-5%**
Serviced Residence										
Singapore		16.5	17.9	(1.4)	-8%		5.1	6.9	(1.8)	-26%
South East Asia		11.8	21.6	(9.8)	-45%		7.3	13.0	(5.7)	-44%
North Asia		14.4	15.6	(1.2)	-8%		3.8	8.3	(4.5)	-54%
Australia and New Zealand		19.9	22.5	(2.6)	-12%		0.5	(1.5)	2.0	133%
Europe		130.7	116.3	14.4	12%		42.1	35.6	6.5	18%
Others		0.3	-	0.3	n.m.		(0.8)	(0.1)	(0.7)	-700%
ART		-	-	-	-		6.0	1.7	4.3	253%
Unallocated items (including foreign exchange differences)		-	-	-	-		(10.3)	(10.3)	-	-
		193.6	**193.9**	**(0.3)**	**0%**		**53.7**	**53.6**	**0.1**	**0%**

n.m – not meaningful

Revenue for 1H 2007 decreased by 1% over that of 1H 2006 due to the deconsolidation of revenue from properties divested in 2006 ("2006 divestments"). On a same store basis, i.e. excluding the revenue of the 2006 divestments and contribution from new properties in 2007, the revenue for 1H 2007 would have been increased by 19% over that of 1H 2006.

This increase of 19% as mentioned above was underpinned by a strong overall REVPAU growth to S$125 in 1H 2007 from S$119 in 1H 2006. The Group's serviced residence operations in majority of the geographical regions achieved double digit REVPAU increase in 1H 2007 over 1H 2006.

Operating EBITDA for 1H 2007 decreased by $2.8 million or 5% over that of 1H 2006. This was attributed by the 2006 divestments and lower other operating income recorded in 1H 2007 as compared to 2H 2006. On a same store basis, the operating EBITDA for 1H 2007 would have been increased by 24% over that of 1H 2006.

8(i)(c) Net Profit

Net Profit	2Q 2007	2Q 2006*	Better / (worse)		1H 2007	1H 2006*	Better / (worse)	
	S$M	S$M	S$'M	%	S$M	S$M	S$'M	%
Net profit from Operating Assets	22.0	18.7	3.3	18%	30.3	23.6	6.7	28%
Expenses from Assets Under Development	(10.1)	(4.9)	(5.2)	-106%	(14.6)	(8.1)	(6.5)	-80%
Portfolio gains net of tax	76.2	36.5	39.7	109%	82.1	77.1	5.0	6%
Net profit attributable to shareholders	**88.1**	**50.3**	**37.8**	**75%**	**97.8**	**92.6**	**5.2**	**6%**

*– 2006 results have been restated to take into account the effects of retrospective adoption of FRS 16 *Property, Plant and Equipment* to account for its serviced residences properties with effect from 1 January 2007 as detailed under Paragraph 5.

The Group achieved net profit of S$88.1million in 2Q 2007, representing an increase of 75% from S$50.3 million in 2Q 2006. Similarly, the net profit increased by 6% from S$92.6 million in 1H 2006 to S$97.8 million in 1H 2007. The Group's strong profit was underpinned by the realisation of portfolio gains from divestments and the Group's strong operating performance.

The net profit from operating assets was S$22.0 million for 2Q 2007 and S$30.3 million for 1H 2007, representing an increase of 18% and 28%, comparing to 2Q 2006 and 1H 2006 respectively. This was attributed by strong operating performances from most clusters, in particular Philippines, Singapore, Vietnam and Europe, as well as higher fee income.

Additional expenses of S$5.2 million in 2Q 2007 and S$6.5 million in 1H 2007 were incurred in relation to the Group's assets under development, arising from new investments in China and India.

In 2Q 2007 and 1H 2007, the portfolio gains net of tax mainly related to the progressive recognition of the divestment gain from the compulsory acquisition of Masters Golf & Country Club land, and the Group's disposal of Somerset Chancellor Court to ART. In 1H 2006 and 2Q 2006, the net portfolio gains arose mainly from the divestment of 12 serviced residences to ART and the sale of Liang Court Shopping Centre.

8(ii) Additional Information:-

8(ii)(a) Operational Review

The following operational review covers the Group's serviced residence business in which the Group has a presence, which includes the full results of the Group's owned, leased and managed properties (i.e. System-Wide).

System-wide revenue analysis

Revenue Analysis (System-Wide)	2Q 2007 S$' million	2Q 2006 S$' million	Better / (worse) %	1H 2007 S$' million	1H 2006 S$' million	Better / (worse) %
Singapore	14.6	14.2	3%	29.0	27.6	5%
South East Asia	40.0	29.8	34%	72.4	58.7	23%
North Asia	34.5	30.2	14%	63.8	56.9	12%
Australia and New Zealand	9.2	10.9	-16%	19.5	24.0	-19%
Gulf Co-operation Council (GCC)	1.2	-	n.m.	2.9	-	n.m.
Europe	80.4	77.5	4%	144.2	136.6	6%
Total	**179.9**	**162.6**	**11%**	**331.8**	**303.8**	**9%**

n.m – not meaningful

Revenue per available unit ("REVPAU") analysis

REVPAU Analysis (System-Wide)	2Q 2007 S$/day	2Q 2006 S$/day	Better / (worse) %	1H 2007 S$/day	1H 2006 S$/day	Better / (worse) %
Singapore	191	159	20%	191	155	23%
South East Asia[1]	91	78	17%	87	78	12%
North Asia[2]	111	136	-18%	107	129	-17%
Australia / New Zealand	152	115	32%	160	123	30%
Gulf Co-operation Council (GCC)	93	11[3]	n.m	136	11[3]	n.m
Europe	167	158	6%	151	137	10%
Overall REVPAU	**131**	**129**	**2%**	**125**	**119**	**5%**

n.m – not meaningful

1. South East Asia region covers the Group's operations in Vietnam, Thailand, Indonesia, Philippines and Malaysia.
2. North Asia region covers the Group's operations in China, Hong Kong, Japan and Korea.
3. The low REVPAU is due to only 1 property opened in GCC in 2Q 2006.

System-wide Revenue and REVPAU Analysis

The Group's system-wide revenue in 2Q 2007 grew to S$179.9 million, representing a 11% increase vis-à-vis 2Q 2006. This was supported by an increase of S$2 or 2% in the overall REVPAU to S$131 in 2Q 2007 from S$129 in 2Q 2006. Similarly, the Group's system-wide revenue in 1H 2007 grew to S$331.8 million, representing a 9% increase vis-à-vis 1H 2007. In addition, majority of the geographical regions in which the Group has serviced residence operations continued to experience improvements in the REVPAU during the period.

In Singapore, the serviced residence operations remain strong, with a REVPAU of S$191 in 2Q 2007 and 1H 2007. This represented a 20% increase over 2Q 2006 and 23% increase over 1H 2006.

On the back of strong economic growth enjoyed in most South East Asia countries as a result of increased foreign direct investment and private sector investment, the Group's serviced residence operations in South East Asia also saw an increase in the REVPAU by 17% to S$91 in 2Q 2007 and by 12% to S$87 in 1H 2007. This was despite the Group having to operate with challenging business conditions in some of the countries.

The REVPAU of the Group's serviced residence operations in North Asia for 2Q 2007 at S$111 and 1H 2007 at S$107 was lower as compared to the REVPAU of S$136 in 2Q 2006 and S$129 in 1H 2006. This was primarily due to the inclusion of the new China properties in the system-wide analysis. Excluding the new China properties, the REVPAU of the Group's serviced residence operations in North Asia would have been increased by 3% from S$129 in 1H 2006 to S$133 in 1H 2007.

The Group's serviced residence operations in Australia and New Zealand continued the upward trend since 2006. The REVPAU for 2Q 2007 at S$152 grew by 32% compared to 2Q 2006. The REVPAU for 1H 2007 at S$160 similarly grew by 30% compared to 1H 2006. This reflected the results of the ongoing efforts to increase long-stay business and corporate accounts, as well as an increased share of the leisure market.

The Group's serviced residence operations in Europe continued to do well in 2Q 2007 and 1H 2007 with an increase of the REVPAU of 6% to S$167 in 2Q 2007 and 10% to S$151 in 1H 2007. The initiatives on yield maximisation combined with the increase in cross-selling between Europe and Asia contributed to the REVPAU improvement.

<u>Note</u> : The system-wide revenue and REVPAU for 2006 have been translated at 2007 exchange rates for analysis purposes.

Awards and Accolades

The Group was accorded with numerous honours worldwide, among which included the following:

Service Excellence Award

1. The Ascott Group clinched the top spot in China's 2007 "Top 100 Serviced Apartments Award" for the fourth consecutive year. The award was given by China Association of Real Estate, World Real Estate Academy, World Executive Weekly Magazine, The Wall Street Wire and China Consumer Report.

2. The Ascott Group was presented with "Best Serviced Residence (Group)" award by TravelWeekly Asia.

3. The Group's Korean property – Somerset Palace Seoul, was awarded "Luxury Premier Serviced Residence" by The Korean Times.

Other Award

1. Ascott Singapore Raffles Place, which is under development, received the BCA Green Mark Award 2007 by Building and Construction Authority of Singapore.

Corporate awards / recognition

1. The Ascott Group has been conferred "2006 Golden Dragon Award" which honours the success of foreign-invested enterprises in Vietnam and acknowledges the contributions of foreign investors to the country's economy.

2. Ascott International Vietnam was voted one of the 50 best employers in Vietnam, in a survey carried out jointly by Navigos Group, ACNielsen and Thanh Nien newspaper.

3. The Ascott Group's serviced residence arm – Ascott International Management (2001) Pte Ltd, has been granted the Singapore Economic Development Board's International Headquarters (IHQ) Award. Ascott received the IHQ Award for establishing the Group's headquarters in Singapore, and using the city as a base for conducting headquarter management activities to oversee, manage and control regional and global operations and businesses.

8(ii)(b) **Investment and Business Development Review – 1H 2007**

(1) In 1H 2007, the Group invested in three serviced residence developments in China and one serviced residence development each in Japan, Germany and India. The Group also secured one management contract each in Thailand and Russia, a new market.

	Name of property	No. of units	Description
1Q 2007			
Russia	Somerset Strogino, Moscow	150	The Group was awarded a management contract by Amtel for a serviced residence located at Kulakova Street, Moscow. The contract is for 5 years, with option to extend for another 5 years. The property is expected to open in 2010.
North Asia China	Citadines Shanghai Biyun	182	The Group entered into a sale and purchase agreement with Jing Wealth Enterprises Limited to acquire a 100% stake in an existing serviced residence, Ying Biao Garden Apartment, located in Pudong New District. The property is targeted to reopen in the first half of 2008 after refurbishment.
	Citadines Xi'an Central	162	The Group signed a sale and purchase agreement with Skillplus Enterprise Pte Ltd to acquire its effective 75% stake in a building located at Beilin District. The property is targeted to open in the second half of 2007.
Japan	Citadines Tokyo Shinjuku	160	The Group entered into a memorandum of understanding with Mitsubishi Estate Co Ltd to acquire a prime site located at Shinjuku, Tokyo. The Group will hold a 40% equity stake in this joint venture. The site will be redeveloped and the property is targeted to open in the second half of 2008.
1Q 2007	**TOTAL**	**654**	

	Name of property	No. of units	Description
2Q 2007			
South East Asia Thailand	Somerset Amar Garden, Bangkok	122	The Group was awarded a management contract by Amar Garden Ltd for a serviced residence located at Sukhumvit Soi 2. The contract is for 5 years, with option to extend for another 5 years. The property is scheduled to open in the second half of 2008.
Europe Germany	Citadines Munich Arnulfpark	146	The Group signed a sale and purchase agreement with GBI Gesellschaft für Beteiligungen und Immobilien-Projektwicklung mbH & Co. KG (GBI) for the development of a building in West Munich. The property is targeted to open in second half of 2009.
North Asia China	Citadines Shenzhen Garden City	240	The Group has acquired part of a property located in the heart of Nanshan Commercial and Cultural Centre, from China Merchants Real Estate (Shenzhen) Co., Ltd. The residential building will be converted into a serviced residence. The property is targeted to open in the first half of 2008.
India	Citadines Chennai OMR Gateway	300	The Group signed another joint-venture agreement with The Rattha Group to acquire a 40% equity stake in a property located along Old Mahabalipuram Road (OMR). The property is targeted to open in the first half of 2010.
2Q 2007	**TOTAL**	**808**	
1H 2007	**TOTAL**	**1,462**	

(2) In 1H 2007, as part of the Group's further expansion in China, the Ascott Serviced Residence (China) Fund, a private equity investment fund, is successfully closed with capital commitments of US$500 million.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain why any variance between the forecast or prospect statement and the actual results

None.

10. Prospects

The general business and market sentiments in Asia and Europe remain positive and will continue to drive REVPAU growth for the Group's serviced residences in those regions. The Group's asset enhancement plans are expected to further improve the overall performance of the Group's portfolio.

The Group will continue to execute its strategy of acquiring and incubating properties to build up a strong pipeline for portfolio gains in the future. The Group is also expected to benefit from higher fee-based income through new serviced residence management contracts as well as REIT and fund management fees.

The Group's portfolio gains and operating performance in 2007 are expected to remain strong.

11. Dividends

No interim dividend for the period ended 30 June 2007 is recommended.

12. **Interested Person Transactions**

Name of Interested Person	Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	YTD June 2007	YTD June 2007
	S$'000	S$'000
CapitaLand Ltd and its associates		
Sale of a subsidiary to Ascott Residence Trust	23,494	-
Management fee income from new management contracts	-	9,348

*The aggregate value is for the contract period

13. **Negative Assurance Confirmation on Interim Financial Results Under Rule 705(4) of the Listing Manual**

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and Company (comprising the balance sheets, consolidated income statement, statements of changes in equity and consolidated cash flow statement (together with their accompanying notes) as at 30 June 2007 and the results of the business, changes in equity and cash flows of the Group for the 6 months ended on that date), to be false or misleading in any material respect.

On behalf of the Board

Liew Mun Leong
Director

Jennie Chua
Director

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
Hazel Chew / Lam Chee Kin
Joint Company Secretaries

Singapore
26 July 2007

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT'S 2Q 2007 NET PROFIT SURGED 75% TO S$88.1 MILLION

1H 2007 net profit increased 6% to S$97.8 million

Singapore, 26 July 2007 – The Ascott Group's (Ascott) net profit in 2Q 2007 surged 75% to S$88.1 million, compared to its 2Q 2006 net profit of S$50.3 million. The Group's net profit for 1H 2007 also increased 6% to S$97.8 million from the S$92.6 million posted in 1H 2006. The strong profit was underpinned by the realisation of portfolio gains from divestments and the Group's strong operating performance.

Ascott achieved net profit from operating assets of S$22.0 million in 2Q 2007 and S$30.3 million in 1H 2007, an increase of 18% and 28% respectively compared to the same periods in 2006. This was attributed to strong operating performances from most of the markets in which the Group has presence, in particular the Philippines, Singapore, Vietnam and Europe, as well as higher fee income.

Mr Lim Chin Beng, Ascott's Chairman said: "Ascott has put up a good performance in 2Q 2007, achieving a 75% rise in net profit. To propel the Group's continued growth, we launched the Ascott Serviced Residence (China) Fund in April this year. The fund successfully closed with capital commitments of US$500 million, of which 33% is committed by Ascott. The Group can further benefit from higher fee-based income through new management contracts, REIT management fees from Ascott Residence Trust and fund management fees from Ascott Serviced Residence (China) Fund."

For full year 2007, Ascott's portfolio gains and operating performance are expected to remain strong.

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GERMANY
INDIA
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

More information

Group	*2Q 2007 S$m*	*2Q 2006 S$m*	*Change*	*1H 2007 S$m*	*1H 2006 S$m*	*Change*
Revenue	**107.1**	98.0	9% *	**202.2**	204.5	-1% #
Operating EBITDA	**36.9**	32.4	14% *	**57.6**	60.4	-5% #
Profit After Tax and Minority Interest (PATMI)	**88.1**	50.3	75%	**97.8**	92.6	6%
Comprises:						
Net profit from operating assets	***22.0***	*18.7*	*18%*	***30.3***	*23.6*	*28%*
Expenses from assets under development	***(10.1)***	*(4.9)*	*-106%*	***(14.6)***	*(8.1)*	*-80%*
Net portfolio gains	***76.2***	*36.5*	*109%*	***82.1***	*77.1*	*6%*
Basic earnings per share	**5.4 cts**	3.1 cts	2.3 cts	**6.0 cts**	5.7 cts	0.3 cts

** Revenue for 2Q 2007 increased by 9% to S$107.1 million from the S$98 million posted in 2Q 2006. The increase was mainly attributed to the better performance of Ascott's serviced residences in Europe and contribution from new properties in North Asia. In tandem with the higher revenue, Ascott's operating EBITDA for 2Q 2007 also grew 14% to S$36.9 million compared to that in 2Q 2006.*

 # The decreases in Ascott's revenue and operating EBITDA in 1H 2007 were mainly attributable to Ascott's divestments in 2006. On a same store basis, i.e. excluding the revenue of the 2006 divestments and contribution from new properties in 2007, Ascott's revenue and operating EBITDA for 1H 2007 would have been increased by 19% and 24% respectively over that of 1H 2006.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 19,500 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. This includes over 5,500 units which are under development.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 50 cities in 21 countries, nine of which are new cities where Ascott's serviced residences are being developed. Ascott's properties can be found in cities including London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include TravelWeekly Asia Industry Awards 2007 'Best Serviced Residence (Group)', China 2007 'Top 100 Serviced Apartments Award', Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Media

Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst

Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

THE ASCOTT GROUP
A Member of CapitaLand



THE ASCOTT GROUP

A Member of CapitaLand

1H 2007 Financial Results
Media and Analyst Briefing
26 July 2007



Disclaimer

These slides may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

THE ASCOTT GROUP
A Member of CapitaLand

1H 2007 Highlights



- Achieved net profit of S$97.8m, 6% higher than 1H 2006
- Successfully closed the US$500m Ascott Serviced Residence (China) Fund
- Committed S$371m investments in:
  - seven properties in China, India, Japan, Germany and United Kingdom; and
  - a joint venture with Amtel Properties Development for Russia
- Portfolio increased by 1,300 units through new investments and new management contracts

Agenda



- **Financial Review**
- **Business Review**
- **Prospects**

THE ASCOTT GROUP

A Member of CapitaLand



FINANCIAL REVIEW

THE ASCOTT GROUP
A Member of CapitaLand

Summary Income Statement



S$m

	2Q 2007	2Q 2006#	Better/ (Worse)	%
Revenue	**107.1**	**98.0**	↑	**9%**
Operating EBITDA	**36.9**	**32.4**	↑	**14%**
PATMI *	**88.1**	**50.3**	↑	**75%**

** Comprised:*				
PATMI from Operating Assets	***22.0***	***18.7***	↑	***18%***
Expenses from Assets Under Development	***(10.1)***	***(4.9)***	↓	***106%***
Portfolio Gains net of Tax / Provisions	***76.2***	***36.5***	↑	***109%***

 # restated for retrospective adoption of FRS16 accounting for SR properties. 2Q 2006 PATMI previously announced was S$37.1m.

PATMI EXCEEDED LAST YEAR BY 75%



Summary Income Statement

S$m

	1H 2007	1H 2006#	Better/ (Worse)	%
Revenue	202.2	204.5	↓	1%
Operating EBITDA	57.6	60.4	↓	5%
PATMI *	**97.8**	**92.6**	↑	**6%**
** Comprised:*				
PATMI from Operating Assets	*30.3*	*23.6*	↑	*28%*
Expenses from Assets Under Development	*(14.6)*	*(8.1)*	↓	*80%*
Portfolio Gains net of Tax / Provisions	*82.1*	*77.1*	↑	*6%*

 # restated for retrospective adoption of FRS16 accounting for SR properties. 1H 2006 PATMI previously announced was S$80.9m.

PATMI FROM OPERATING ASSETS EXCEEDED LAST YEAR, DESPITE ABSENCE OF CONTRIBUTIONS FROM DIVESTED PROPERTIES

Divestments
1H 2007



- **40.2% equity stake in Somerset Chancellor Court, Ho Chi Minh City (Vietnam)**
  - Divested to Ascott Residence Trust
  - Retained management contract
- **The Masters Golf and Country Club in Guangzhou**
  - Due to compulsory acquisition of the land site for planned construction of the Guangzhou-Wuhan public railway lines



Somerset Chancellor Court,
Ho Chi Minh City

Proceeds:
S$ 190 million

Gains:
S$ 82 million

Group Revenue
1H 2007 vs 1H 2006




S$m
240
200
160
120
80
40
0
193.9
193.6
160.5
189.3
10.6
8.6
6.3
204.5
202.2
166.8
Serviced Residence
Non-Serviced Residence
Total
1H 2006
1H 2007
Same Store^

ON SAME STORE BASIS, TOTAL REVENUE EXCEEDED LAST YEAR

^ Same Store:
1H 2007 – exclude revenue of properties not in 1H 2006
1H 2006 – exclude revenue of properties divested and effects of foreign exchange rates

Serviced Residence Revenue
1H 2007 vs 1H 2006





S$m
140
120
100
80
60
40
20
0
17.9
16.5
15.3
15.9
21.6
11.8
7.3
15.6
14.4
8.2
10.7
22.5
19.9
16.9
0.0
0.3
116.3
130.7
112.8
Singapore
South East Asia
North Asia
Australia/ NZ
GCC/India
Europe
□ 1H 2006
■ 1H 2007
— Same Store^

ON SAME STORE BASIS, ALL REGIONS EXCEEDED LAST YEAR

^ Same Store:
1H 2007 – exclude revenue of properties not in 1H 2006
1H 2006 – exclude revenue of properties divested and effects of foreign exchange rates

Group Operating EBITDA*
1H 2007 vs 1H 2006



S$m
70
60
50
40
30
20
10
0
62.2
58.0
56.7
45.3
6.8
3.9
3.7
69.0
61.9
60.6
49.0
Serviced Residence
Non-Serviced Residence
Total
1H 2006
1H 2007
Same Store^

ON SAME STORE BASIS, OPERATING EBITDA EXCEEDED LAST YEAR

** Operating EBITDA excludes corporate cost and FX gain/(loss), as well as Ascott's share of ART's results.*
^ Same Store:
1H 2007 – exclude operating EBITDA of properties not in 1H 2006
1H 2006 – exclude operating EBITDA of properties divested and effects of foreign exchange rates

Serviced Residence Operating EBITDA*
1H 2007 vs 1H 2006



S$m
43
38
33
28
23
18
13
8
3
-2
Mainly due to start up costs of recently opened properties
Mainly due to start up costs of entering new markets
6.9
3.9
5.1
13.0
5.7
7.3
7.2
8.3
4.2
3.8
2.6
-1.2
-1.5
0.5
-0.1
-0.8
35.6
32.8
42.1
S'pore
South East Asia
North Asia
Australia/ NZ
GCC/India
Europe
□ 1H 2006
■ 1H 2007
—Same Store^

ON SAME STORE BASIS, ALL REGIONS EXCEEDED LAST YEAR EXCEPT NORTH ASIA & GCC/INDIA

** Operating EBITDA excludes corporate cost and FX gain/(loss), as well as Ascott's share of ART's results.*
^ Same Store:
1H 2007 – exclude operating EBITDA of properties not in 1H 2006
1H 2006 – exclude operating EBITDA of properties divested and effects of foreign exchange rates

Balance Sheet Profile



S$m
3,000
2,500
2,000
1,500
1,000
500
0
Total Assets = S$2.3 bn
Total Assets = S$2.6 bn
509
1,813
78%
697
494
57
1,074
70%
633
1,936
75%
665
777
29
1098
74%
31/12/2006 (restated)*
30/6/2007
Other Assets
Short Term Borrowings & Other Liabilities
Minority Interest
Investments & Fixed Assets
Long Term Borrowings
Share Cap & Reserves

** Restated for retrospective adoption of FRS16 accounting for SR properties*

Total Assets Breakdown



31/12/2005



Other Assets 9%
Assets Under Development 0%
Operating Assets 91%

Total Assets S$2.8 billion

31/12/2006 (restated)*



Other Assets 16%
Assets Under Development 14%
Operating Assets 70%

Total Assets S$2.3 billion

30/06/2007



Other Assets 22%
Assets Under Development 18%
Operating Assets 60%

Total Assets S$2.6 billion

** Restated for retrospective adoption of FRS16 accounting for SR properties*

Assets under development has increased from S$12 million as at December 2005 to S$468 million as at June 2007



Key Financial Ratios

	1H 2006*	1H 2007	Comments
Total Shareholders' Return	**48%**	**17%**	Share price ↑ by S$0.34 to S$1.03 with 2¢ dividend payout in 1H2006, and ↑ by S$0.28 to S$1.83 with 6¢ dividend payout in 1H2007
ROE (%) (annualised)	**9.7%**	**10.2%**	Driven by strong portfolio gains and operating profits
EPS (¢) (annualised)	**6.8**	**7.1**	Driven by strong portfolio gains and operating profits
Gearing Ratio	**0.44**	**0.65**	Increased level of investment
Interest Cover Ratio (ICR)	**7.4x**	**8.1x**	Driven by strong portfolio gains and operating profits. Excluding portfolio gains, ICR for both 1H2006 and 1H2007 is 3.1x

ICR = EBITDA / Net interest expenses

** Restated for retrospective adoption of FRS16 accounting for SR properties*

THE ASCOTT GROUP

A Member of CapitaLand



BUSINESS REVIEW



Highlights

Operations

- **RevPAU Performance**
- **New Properties Opened**
- **Awards**
- **Sales & Marketing Initiatives**

Portfolio Management

- **Divestments**
- **Investments**
- **Management Contracts**

THE ASCOTT GROUP
A Member of CapitaLand

RevPAU Growth




S$
200
150
100
50
0
155
191
23%
78
87
12%
129
107
RevPAU of S$133 (+3%) excluding new properties opened in 1H 2007
123
160
30%
11
136
Somerset Jadaf in Dubai opened in 2Q 2006
137
151
10%
119
125
5%
RevPAU of S$130 (+9%) excluding new properties opened in 1H 2007
Singapore
SE Asia
North Asia
Australia/ NZ
GCC
Europe
Total
1H 2006
1H 2007

System-wide – Numbers include all serviced residences owned, leased and managed
RevPAU – Revenue per available unit
Foreign currencies are converted to S$ at June 07 average rates

New Properties Opened 1H 2007



Opened 842 units

- **Ascott Makati (The Philippines)**
- **Somerset Al Fateh, Manama (Bahrain)**
- **Citadines Suzhou Xinghai (China)**
- **Citadines Bangkok Sukhumvit 16 (Thailand)**
- **ZhongGuanCun Residence, Beijing (China)**



Somerset Al Fateh, Manama



Ascott Makati



Citadines Bangkok Sukhumvit 16

Awards
1H 2007



Service Excellence Awards

- **China's 2007 "Top 100 Serviced Apartments Award"**
  - Top spot for 4th consecutive year
- **Best Serviced Residence (Group)**
  - Awarded by TravelWeekly Asia
- **Luxury Premier Serviced Residence**
  - Awarded by The Korean Times to Somerset Palace Seoul

Environmental Awards

- **Green Mark Award 2007**
  - Awarded by Building and Construction Authority of Singapore to Ascott Singapore Raffles Place



Somerset Palace, Seoul



Ascott Singapore Raffles Place



Awards
1H 2007

Corporate Awards

- **International Headquarters Award**
  - Granted by the Singapore Economic Development Board to Ascott International Management (2001) Pte Ltd
- **"2006 Golden Dragon Award"**
  - Honours the success of foreign-invested enterprises in Vietnam and their contributions to the country's economy
- **Voted one of the 50 best employers in Vietnam**
  - Joint survey by Navigos Group, ACNielsen and Thanh Nien newspaper



Somerset Grand Hanoi



Somerset Chancellor Court, Ho Chi Minh City

THE ASCOTT GROUP

A Member of CapitaLand



Increased Presence, Greater Reach

Sales and Marketing Initiatives

Increased Presence, Greater Reach

- **Presence in 50 cities across 21 countries**
  - Robust global systems in place to ensure efficient and effective sales and marketing effort

2006 Customer Profile[1]


China 5%
Germany 4%
France 21%
Korea 5%
India 5%
Singapore 6%
United Kingdom 9%
Japan 19%
Australia 12%
US 14%

1 By top 10 country of residence as at 31 December 2006.

THE ASCOTT GROUP
A Member of CapitaLand

Sales Initiatives



- **Global *Customer* Relationship Management (CRM) System**
  - Boosts direct sales and promotes cross-selling efforts
  - Tracks and captures interaction with more than 35,000 corporate clients around the world

- **Global Call Reservations Centres**
  - Multi-location reservation centres to service our global customers
  - Operating in Asia (Singapore, Bangkok & Suzhou) and Europe (London & Paris)

- **Global Distribution Systems (GDS) contract with Pegasus**
  - Complements direct sales efforts
  - Allows Ascott to be listed in the preferred tender list of most multi-national corporations
  - Tap onto GDS's global network to introduce marketing and advertising programme for new markets

Innovative Marketing Initiatives



- **Joint Marketing Programme With Frequent Flyer Programmes**
  - First serviced residence company to reward guests with Krisflyer miles for each night of stay
  - Will be partnering Asia Miles

- **Wide Range of Offers On Website for Online Members**


THE ASCOTT
Specials & Packages
Find out...
Citadines
Vibrant Global Living

New Global Advertising Campaign



Build And Enhance Brand Awareness In Key Markets

- **Reaching out to local and regional audiences**
  - Local media e.g. Business Times, Lianhe ZaoBao, CNA
  - Regional media e.g. Fortune Asia, The Wall Street Journal Asia, The Economist, CNN, BBC (South Asia)

- **TV commercials (English and Mandarin)**
  - Broadcast between February and April 2007





THE ASCOTT GROUP
A Member of CapitaLand

New Global Advertising Campaign



- **Print advertisements for Ascott International**
  - Run from late 2006


ASCOTT INTERNATIONAL IS EXPANDING...


ASCOTT
DEFINING GLOBAL LIVING

Ascott International Print Advertisements

New Global Advertising Campaign



- **Print advertisements for Somerset and Citadines brands**
  - Run from March 2007



Citadines Print Advertisement





Somerset Print Advertisements

THE ASCOTT GROUP
A Member of CapitaLand

New Global Advertising Campaign



- **Print advertisements for Ascott The Residence brand**
  - Will be run from 2H 2007
  - Reaching out to local and regional audiences


ASCOTT

Ascott The Residence Print Advertisements

THE ASCOTT GROUP

A Member of CapitaLand



Portfolio Management

THE ASCOTT GROUP
A Member of CapitaLand

Track Record in Securing Attractive Deals



Management Contracts

Feb 2007
Somerset Strogino, Moscow

May 2007
Somerset Amar Garden, Bangkok

Total Investment of S$ 371 million since January 2007

Jan 2007
Citadines Tokyo Shinjuku

Feb 2007
MOU with Amtel in Russia

March 2007
- Citadines Shanghai Biyun
- Citadines Xi'an Central

May 2007
Citadines Shenzhen Garden City

June 2007
- Citadines Chennai OMR Gateway
- Citadines Munich Arnulfpark

July 2007
Citadines Edinburgh Quartermile

Divestment Proceeds of S$ 540 million since January 2007

Jan 2007
Sale of Somerset Chancellor Court, Ho Chi Minh City (40.2% stake) to ART

Feb 2007
Hotel Asia

Apr 2007
Master's Golf & Country Club

July 2007
Somerset Bayswater, London

1,300 new units added to Ascott's portfolio

New Investments Since January 2007


United Kingdom
Edinburgh*
Germany
Munich*
Russia
Moscow *
Japan
Tokyo
China
Shanghai
Shenzhen*
Xi'an*
India
Chennai

● Country with new investment
* Investment in a new city



New Investments - Asia

China – Total Investment of S$117 million

- **Citadines Shanghai Biyun**
- **Citadines Xi'an Central (75% stake)**
- **Citadines Shenzhen Garden City**

- **Established the Ascott Serviced Residence (China) Fund to propel growth in China**



Citadines Xi'an Central



Citadines Shanghai Biyun

Ascott Serviced Residence (China) Fund



- **US$500 million closed-end private equity real estate fund**
  - Successfully closed on 29 June 2007
  - Ascott has a 33% equity stake
  - Duration of 8 years with 4 years for investment and 4 years for divestment with an option to extend for 2 years

- **Ascott's revenue streams**
  - Fund management fee and incentive fee
  - Serviced residence management fees

- **Ready exit strategy**
  - The Ascott Group, its subsidiaries or associated companies (including Ascott Residence Trust) given right of first refusal

Ascott Serviced Residence (China) Fund



- **Fund takes over Ascott's incubator role in China**
  - Will acquire and reposition suitable properties or develop greenfield sites into serviced residences or rental housing
  - Ascott will manage the completed serviced residence property
- **Ascott will inject three seed projects into the fund**
  - Total investment of about S$130 million



Citadines Xi'an Central
162 units – opening 2H 2007



Somerset Youyi, Tianjin
268 units – opening 2H 2008

Citadines Shanghai Biyun
182 units – opening 1H 2008



● **Seed project**

New Investments - Asia



India – Investment of S$15 million

- **Citadines Chennai OMR Gateway (40% stake)**
  - Ascott's fourth and largest property in India under its master development agreement with The Rattha Group

Japan – Investment of S$41 million

- **Citadines Tokyo Shinjuku (40% stake)**
  - Ascott's third property in Japan in collaboration with long-standing partner Mitsubishi Estate Co Ltd

New Investments - Europe

Russia – Investment of S$77 million

- **MOU with Amtel Properties Development (50% stake)**
  - Jointly set up an initial fund of US$100m to acquire and develop international-class serviced residences within Moscow and St Petersburg (Russia)

Germany – Investment of S$45 million

- **Citadines Munich Arnulfpark**
  - Entry into a new city and Ascott's second property in Germany
  - 20 minutes' walk from Marienplatz, Munich's epicentre and shopping hub

United Kingdom – Investment of S$76 million

- **Citadines Edinburgh Quartermile**
  - Entry into a new city
  - Within Quartermile, a premier business, residential and retail development project located in the heart of Edinburgh's city centre

New Management Contracts

Russia – Added 150 units

- **Somerset Strogino, Moscow (Russia)**

Thailand – Added 122 units

- **Somerset Amar Garden, Bangkok (Thailand)**



Artist's impression of Somerset Strogino, Moscow

Divestments
2H 2007

- **Hotel Asia (Singapore)**
  - Completed divestment in July 2007

- **Somerset Bayswater, London**
  - Completion expected by September 2007



Somerset Bayswater, London

Growth On Track



- **On track to grow number of units to 25,000 units by 2010**
  - Northeast Asia (China, Hong Kong, Japan)
  - South Asia (India)
  - Southeast Asia (Singapore, Vietnam)
  - Europe (UK, Germany, France, Spain, Russia & CIS countries)
  - Gulf region (Bahrain, Qatar, UAE)


Units
25,000
6,000
15,500
18,500
19,500
2000
2005
2006
2007
(July)
2008
2009
2010

THE ASCOTT GROUP
A Member of CapitaLand



PROSPECTS

THE ASCOTT GROUP
A Member of CapitaLand

Prospects



- ☑ **General business and market sentiments in Asia and Europe remain positive and will continue to drive REVPAU growth**
- ☑ **Continue to execute its strategy of acquiring and incubating properties to build up a strong pipeline for portfolio gains in the future**
- ☑ **Expect to benefit from higher fee-based income through new serviced residence management contracts, as well as REIT and fund management fees**
- ☑ **Portfolio gains and operating performance in 2007 are expected to remain strong**

THE ASCOTT GROUP
A Member of CapitaLand

TV Advertisement Campaign



Ascott ... Providing a 'home' in 50 cities around the world

THE ASCOTT GROUP

A Member of CapitaLand



THANK YOU

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF MORGANITE PTE. LTD.

Further to its announcement of 28 June 2007, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Morganite Pte. Ltd. ("Morganite") has increased its issued and paid-up share capital from S$1 to S$20 (the "Share Increase") by an allotment and issue of an additional 19 ordinary shares for a cash consideration of S$19.

The existing sole shareholder, CRL Realty Pte Ltd ("CRL Realty"), has subscribed for and been allotted 6 ordinary shares in the share capital of Morganite. The remaining 13 ordinary shares in Morganite were subscribed by parties unrelated to CapitaLand.

Following the Share Increase, CRL Realty's interest in Morganite has changed from 100% to 35%. Hence, Morganite has ceased to be an indirect wholly-owned subsidiary of CapitaLand and is now an indirect associated company of CapitaLand.

The Share Increase is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
27 July 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	27-Jul-2007 18:15:19
Announcement No.	00144

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

CapitaMall Trust - (A) 2007 second quarter unaudited financial statement and distribution announcement; (B) CMT achieves higher distribution per unit of over 12.6% for second quarter 2007; (C) Notice of books closure and distribution payment date; and (D) Asset valuation

Description

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued announcements and a news release on the above matters.

For details, please refer to the announcements and news release posted by CMTML on the SGX website www.sgx.com.sg.

Attachments:

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CapitaMall Trust

CAPITAMALL TRUST

2007 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

Summary of CMT Results

	FY 2005	FY 2006	1 April to 30 June 2007		
	Actual	Actual	Actual	Forecast [1]	% Change
Gross Revenue (S$'000)	243,087	331,728	103,914	93,390	11.3
Net Property Income (S$'000)	154,081	217,641	67,073	62,148	7.9
Distributable Income (S$'000)	126,782	169,403	48,814	44,712	9.5
Distribution Per Unit ("DPU") (cents)					
For the period	10.23¢	11.69¢	3.12¢	2.85¢	9.5
Annualised	10.23¢ [2]	11.69¢[2]	12.51¢	11.43¢	9.5

Footnotes:
1. *The forecast is based on the forecast shown in CMT Offer Information Statement ("OIS") dated 29 August 2006.*
2. *Refers to actual DPU for the respective years.*

For a meaningful analysis/comparison of the actual results against the forecast as stated in the CMT OIS dated 29 August 2006, please refer to paragraph 9 of this announcement.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 1 April 2007 to 30 June 2007
Distribution type	Income
Distribution rate	3.12 cents per unit
Book closure date	6 August 2007
Payment date	29 August 2007

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall (presently known as Funan DigitaLife Mall). CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited ("CRS"), an associate, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

CMT acquired Sembawang Shopping Centre on 10 June 2005 while 100.0% of the strata area of Hougang Plaza was progressively acquired on 20 June 2005 (13.6%), 30 June 2005 (78.8%), 16 August 2005 (4.3%) 10 May 2006 (2.7%) and 7 June 2006 (0.6%). On 31 October 2005, CMT completed the acquisitions of Bugis Junction and Jurong Entertainment Centre.

On 1 September 2006, the acquisition of Raffles City by RCS Trust was completed. RCS Trust is an unlisted special purpose trust established under a trust deed dated 18 July 2006 entered into between HSBC Institutional Trust Services (Singapore) Limited (as trustee-manager of RCS Trust), HSBC Institutional Trust Services (Singapore) Limited (as trustee of CapitaCommercial Trust ("CCT"), the Trustee, CapitaCommercial Trust Management Limited (as manager of CCT) and the Manager. RCS Trust is 40% owned by CMT and 60% owned by CCT.

On 2 November 2006, CMT invested in 20.0% in CapitaRetail China Trust ("CRCT"), a real estate investment trust ("REIT") listed on the SGX on 8 December 2006. It is established with the objective of investing on a long-term basis in a diversified portfolio of income-producing real estate used primarily for retail purposes and located primarily in the People's Republic of China. CMT's investment in CRCT is for 95.1 million units at the unit price of S$0.981 or S$93.3 million.

On a recurring basis, as the results of CRCT are not expected to be announced in sufficient time to be included in CMT Group's results for the same calender quarter, CMT Group will equity account the results of CRCT based on a 3 month lag time.

On 13 April 2007, CMT established up a wholly-owned subsidiary, CMT MTN Pte. Ltd. ("CMT MTN") to provide treasury services, including on-lending to CMT the proceeds from issuances of notes under an unsecured multicurrency medium term note programme.

On 1 June 2007, CMT acquired the balance 72.8% of the Class E Bonds of CRS which were not held by CMT then. CMT is now the sole owner of the Class E Bonds and effectively owns 100.0% of the beneficial interest in the property portfolio of CRS which comprises three shopping malls in Singapore.

1(a)(i) Statement of total return (2Q 2007 vs 2Q 2006)

	Group			Trust		
	2Q 2007[1] S$'000	2Q 2006 S$'000	% Change	2Q 2007[2] S$'000	2Q 2006 S$'000	% Change
Gross rental income	95,888	70,849	35.3	76,285	70,849	7.7
Car park income	2,840	2,105	34.9	2,164	2,105	2.8
Other income	5,186	3,582	44.8	4,519	3,582	26.2
Gross revenue	**103,914**	**76,536**	**35.8**	**82,968**	**76,536**	**8.4**
Property management fees	(3,859)	(2,836)	36.1	(3,046)	(2,836)	7.4)
Property tax	(10,538)	(6,603)	59.6	(8,761)	(6,603)	32.7
Other property operating expenses [3]	(22,444)	(17,862)	25.6	(18,944)	(17,862)	6.1
Property operating expenses	**(36,841)**	**(27,301)**	**34.9**	**(30,751)**	**(27,301)**	**12.6**
Net property income	**67,073**	**49,235**	**36.2**	**52,217**	**49,235**	**6.1**
Interest income	231	191	20.9	2,411	1,420	69.8
Investment income [4]	-	-	-	8,339	-	NM
Asset management fees	(6,541)	(4,674)	39.9	(5,145)	(4,674)	10.1
Trust expenses	(838)	(549)	52.6	(701)	(549)	27.7
Finance costs	(16,199)	(8,742)	85.3	(11,714)	(8,742)	34.0
Net income before share of profit of associates	**43,726**	**35,461**	**23.3**	**45,407**	**36,690**	**23.8**
Share of profit of associates [5]	33,722	1,354	NM	-	-	-
Net income	**77,448**	**36,815**	**110.4**	**45,407**	**36,690**	**23.8**
Net appreciation on revaluation of investment properties	290,344	13,346	NM	232,653	13,346	NM
Total return for the period before taxation	**367,792**	**50,161**	**NM**	**278,060**	**50,036**	**NM**
Taxation [6]	(91)	-	NM	-	-	-
Total return for the period	**367,701**	**50,161**	**NM**	**278,060**	**50,036**	**NM**

Footnotes :

1. *The Group's results for 2Q 2007 include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associates.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006.
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

2. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

3. *Included as part of the other property operating expenses are the following:*

	Group			Trust		
	2Q 2007 S$'000	2Q 2006 S$'000	% Change	2Q 2007 S$'000	2Q 2006 S$'000	% Change
Depreciation and amortization	*584*	*317*	*84.2*	*543*	*317*	*71.3*
Bad debts written off	*13*	*14*	*(7.1)*	*13*	*14*	*(7.1)*

4. *Distributable income from RCS Trust for 2Q 2007.*

5. *This includes the equity accounting of CRCT's results on a 3 month lag basis and CRS's results for 1 April 2007 to 31 May 2007.*

6. *This includes 100% share in CRS's income tax after 1 June 2007.*

NM – not meaningful

1(a)(i) **Statement of total return (1H 2007 vs 1H 2006)**

	Group			Trust		
	1H 2007[1] S$'000	1H 2006 S$'000	% Change	1H 2007 [2] S$'000	1H 2006 S$'000	% Change
Gross rental income	186,318	141,872	31.3	151,382	141,872	6.7
Car park income	5,344	4,191	27.5	4,300	4,191	2.6
Other income	9,696	7,154	35.5	8,795	7,154	22.9
Gross revenue	**201,358**	**153,217**	**31.4**	**164,477**	**153,217**	**7.3**
Property management fees	(7,566)	(5,723)	32.2	(6,129)	(5,723)	7.1
Property tax	(18,914)	(13,425)	40.9	(15,761)	(13,425)	17.4
Other property operating expenses [3]	(41,246)	(33,442)	23.3	(35,406)	(33,442)	5.9
Property operating expenses	**(67,726)**	**(52,590)**	**28.8**	**(57,296)**	**(52,590)**	**8.9**
Net property income	**133,632**	**100,627**	**32.8**	**107,181**	**100,627**	**6.5**
Interest income	515	425	21.2	3,806	2,870	32.6
Investment income [4]	-	-	-	16,435	-	NM
Asset management fees	(12,052)	(9,372)	28.6	(9,616)	(9,372)	2.6
Trust expenses	(1,341)	(1,048)	28.0	(1,083)	(1,048)	3.3
Finance costs	(32,374)	(17,293)	87.2	(24,221)	(17,293)	40.1
Net income before share of profit of associates	**88,380**	**73,339**	**20.5**	**92,502**	**75,784**	**22.1**
Share of profit of associates [5]	34,981	2,582	NM	-	-	-
Net income	**123,361**	**75,921**	**62.5**	**92,502**	**75,784**	**22.1**
Net appreciation on revaluation of investment properties	290,344	13,346	NM	232,653	13,346	NM
Total return for the period before taxation	**413,705**	**89,267**	**NM**	**325,155**	**89,130**	**NM**
Taxation [6]	(91)	-	NM	-	-	-
Total return for the period	**413,614**	**89,267**	**NM**	**325,155**	**89,130**	**NM**

Footnotes :

1. *The Group's results for 1H 2007 include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associates.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006.
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

2. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006.*
   The acquisition of the balance 72.8% of the Class E Bonds in CRS was completed on 1 June 2007.

3. *Included as part of the other property operating expenses are the following:*

	Group			Trust		
	1H 2007 S$'000	1H 2006 S$'000	% Change	1H 2007 S$'000	1H 2006 S$'000	% Change
Depreciation and amortization	*1,111*	*512*	*117.0*	*1,036*	*512*	*102.3*
Bad debts written off	*13*	*14*	*(7.1)*	*13*	*14*	*(7.1)*

4. *Distributable income from RCS Trust for 1H 2007.*

5. *This includes the equity accounting of CRCT's results on a 3 month lag basis and CRS's results for 1 Apr 2007 to 31 May 2007.*

6. *This includes 100% share in CRS's income tax after 1 June 2007.*

NM – not meaningful

1(a)(ii) Distribution statement (2Q 2007 vs 2Q 2006)

	Group			Trust		
	2Q 2007 S$'000	2Q 2006 S$'000	% *Change*	2Q 2007 S$'000	2Q 2006 S$'000	% *Change*
Net income before share of profit of associates	43,726	35,461	23.3	45,407	36,690	23.8
Net effect of non-tax deductible items (Note A)	4,671	1,575	196.6	3,407	1,575	116.3
Interest income from associate [1]	824	1,229	(33.0)	-	-	-
Income from subsidiary not distributed	(407)	-	NM	-	-	-
Distributable income to unitholders	**48,814**	**38,265**	**27.6**	**48,814**	**38,265**	**27.6**
Note A						
Non-tax deductible items						
- Asset management fees	*3,318*	*2,133*	*55.6*	*2,217*	*2,133*	*3.9*
- Trustee's fees	*206*	*265*	*(22.3)*	*175*	*265*	*(34.0)*
- Temporary differences and other adjustments	*1,147*	*(823)*	*NM*	*1,015*	*(823)*	*NM*
Net effect of non-tax deductible items	*4,671*	*1,575*	*196.6*	*3,407*	*1,575*	*116.3*

Footnote:-

1. *For 2Q 2007, this relates to the income received from 1 Apr 2007 to 31 May 2007 when CRS is still an associate.*

1(a)(ii) **Distribution statement (1H 2007 vs 1H 2006)**

	Group			Trust		
	1H 2007 S$'000	1H 2006 S$'000	% *Change*	1H 2007 S$'000	1H 2006 S$'000	% *Change*
Net income before share of profit of associates	88,380	73,339	20.5	92,502	75,784	22.1
Net effect of non-tax deductible items (Note A)	10,276	4,238	142.5	7,810	4,238	84.3
Interest income from associate [1]	2,063	2,445	(15.6)	-	-	-
Income from subsidiary not distributed	(407)	-	NM	-	-	-
Taxable income available for distribution to unitholders	**100,312**	**80,022**	**25.4**	**100,312**	**80,022**	**25.4**
Distributable income to unitholders[2]	**95,712**	**75,846**	**26.2**	**95,712**	**75,846**	**26.2**
Note A						
Non-tax deductible items						
- Asset management fees	*6,530*	*4,338*	*50.5*	*4,390*	*4,338*	*1.2*
- Trustee's fees	*392*	*523*	*(25.0)*	*331*	*523*	*(36.7)*
- Temporary differences and other adjustments	*3,354*	*(623)*	*NM*	*3,089*	*(623)*	*NM*
Net effect of non-tax deductible items	*10,276*	*4,238*	*142.5*	*7,810*	*4,238*	*84.3*

Footnotes:

1. *For 1H 2007, this relates to the income received from 1 Jan 2007 to 31 May 2007 when CRS is still an associate.*

2. *CMT is committed to distribute 100% of its taxable income available for distribution to Unitholders for the full financial year ended 31 December 2007. Due to significant asset enhancement works, income streams for the coming quarters are expected to fluctuate. To be prudent, for the 1st quarter ended 31 March 2007, CMT has retained S$4.6 million of its taxable income available for distribution to Unitholders.*

   For the same reason as mentioned above, CMT retained S$4.2 million or 10% of its taxable income in 1st quarter ended 31 March 2006, which was fully distributed in the 4th quarter of the same year.

1(b)(i) **Balance sheet**

As at 30 June 2007 vs 31 Dec 2006

	Group			Trust		
	30 June 2007[1] S$'000	31 Dec 2006[1] S$'000	% Change	30 June 2007 S$'000	31 Dec 2006 S$'000	% Change
Non-current assets						
Plant & equipment	965	888	8.7	502	508	(1.2)
Investment properties [2]	5,611,460	4,575,080	22.7	3,932,300	3,668,680	7.2
Interest in subsidiaries [3]	-	-	-	354,358	-	NM
Interest in associates [4]	94,762	169,636	(44.1)	93,293	151,293	(38.3)
Interest in joint venture	-	-	-	527,527	525,480	0.4
Total non-current assets	**5,707,187**	**4,745,604**	**20.3**	**4,907,980**	**4,345,961**	**12.9**
Current assets						
Inventories	181	167	8.4	-	-	-
Trade & other receivables	14,516	18,306	(20.7)	22,870	23,490	(2.6)
Cash & cash equivalents	59,792	47,201	26.7	17,756	31,802	(44.2)
Total current assets	**74,489**	**65,674**	**13.4**	**40,626**	**55,292**	**(26.5)**
Less						
Current liabilities						
Trade & other payables	112,831	94,339	19.6	82,985	84,144	(1.4)
Short term borrowings [5]	418,632	255,793	63.7	418,631	255,793	63.7
Provisions for taxation	378	367	3.0	-	367	NM
Total current liabilities	**531,841**	**350,499**	**51.7**	**501,616**	**340,304**	**47.4**
Net current (liabilities)	**(457,352)**	**(284,825)**	**60.6**	**(460,990)**	**(285,012)**	**61.7**
Less						
Non-current liabilities						
Long term borrowings [5]	1,875,876	1,434,279	30.8	1,239,989	1,089,733	13.8
Non-current portion of security deposits	65,453	50,686	29.1	47,631	45,588	4.5
Other payables	7,926	-	NM	-	-	-
Total non-current liabilities	**1,949,255**	**1,484,965**	**31.3**	**1,287,620**	**1,135,321**	**13.4**
Net assets	**3,300,580**	**2,975,814**	**10.9**	**3,159,370**	**2,925,628**	**8.0**
Unitholders' funds	**3,300,580**	**2,975,814**	**10.9**	**3,159,370**	**2,925,628**	**8.0**

Footnotes:

1. *As at 30 June 2007, balance sheet at Group level include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associates. As at 31 December 2006, balance sheet at Group level includes proportionate consolidation of the 40% interest in Raffles City and equity accounting of its associates.*
2. *Investment properties as at 30 June 2007 are stated at valuation performed by independent professional valuers as at 1 June 2007, adjusted for subsequent capital expenditure capitalised and include the three malls under CRS which CMT effectively owned through the 100% ownership of the Class E bonds in CRS from 1 June 2007.*
3. *Interest in subsidiaries includes cost of investment in CRS and CMT MTN.*
4. *Interest in associates as at 30 June 2007 consist of cost of investment in CRCT. The market value of CRCT, based on the closing price of S$3.16 as at 29 June 2007, amounts to S$300.5 million. As at 31 December 2006, interest in associates includes cost of investment in CRS and CRCT.*
5. *S$290.3 million short term borrowings was drawn down on 1 June 2007 to fund the acquisition of the balance 72.8% of the Class E Bonds in CRS.*
   S$350.0 million long term borrowings was taken on 26 February 2007 through the existing Commercial Mortgaged-Backed Securitisation ("CMBS") program under Silver Maple, to refinance the S$172.0 million CMBS maturing in February 2007 and Revolving Credit Facility/bridge loans of S$160.5 million.

1(b)(ii) **Aggregate amount of borrowings and debt securities**

	Group		Trust	
	30 June 2007[1]	31 Dec 2006[1]	30 June 2007	31 Dec 2006
	S$'000	S$'000	S$'000	S$'000
Secured borrowings				
Amount repayable after one year	1,881,601	1,439,400	1,243,000	1,093,000
Less: Fees and costs in relation to debt raising exercises amortised over the tenor of secured loans	(5,725)	(5,121)	(3,011)	(3,267)
	1,875,876	**1,434,279**	**1,239,989**	**1,089,733**

Footnote:

1. *Secured borrowings includes the 100% share in CRS's borrowings as well as the proportionate consolidation of its 40% share of secured borrowings at RCS Trust.*

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties;

(iii) an assignment of the insurance policies relating to the properties;

(iv) an assignment of the agreements relating to the management of the properties; and

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties.

Details of any collateral at RCS Trust

As security for the borrowings, RCS Trust has granted in favour of the lender the following:

(i) a mortgage over Raffles City;

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in Raffles City;

(iii) an assignment of the insurance policies relating to Raffles City;

(iv) an assignment of the agreements relating to the management of Raffles City; and

(v) a charge creating a fixed and floating charge over certain assets of RCS Trust relating to Raffles City.

Details of any collateral at CRS

As security for the borrowings, CRS and its subsidiaries ("CRS Group") and / or CRS has granted in favour of the lenders the following:

(i) First or second ranking debentures creating fixed and floating charges over the assets of CRS Group;

(ii) First or second fixed charges over the bank and other operating accounts of CRS's subsidiaries;

(iii) First or second fixed charges over the units held by CRS in its subsidiaries;

(iv) First or second assignments of rights, title and interest of CRS in the loan agreements and all securities provided to CRS by the subsidiaries for the mortgage loans;

(v) First or second assignments of the rights, title and interest of the subsidiaries in the following:-

- Property management agreements and asset management agreements relating to the properties;
- Tenancy and tenancy-related agreements and other sale and purchase agreements relating to the properties; and
- Insurances effected over the properties;

(vi) Mortgages over each of the properties.

1(c) **Cash flow statement (2Q 2007 vs 2Q 2006)**

	Group	
	2Q 2007[1] S$'000	2Q 2006 S$'000
Operating activities		
Net Income	77,448	36,815
Adjustments for:		
Interest income	(231)	(191)
Finance costs	16,199	8,742
Depreciation and amortization	584	317
Bad debts written off	13	14
Asset management fee paid/payable in units	3,318	2,133
Share of profit of associates	(33,722)	(1,354)
Operating income before working capital changes	63,609	46,476
Changes in working capital:		
Inventories	(12)	-
Trade and other receivables	1,110	(1,172)
Trade and other payables	10	(8,421)
Security deposits	6,465	1,918
Cash generated from operating activities	**71,182**	**38,801**
Investing activities		
Interest received	230	2,603
Net cash outflow on purchase of subsidiary	(272,700)	-
Net cash outflow on purchase of investment properties	-	(5,327)
Capital expenditure on investment properties	(23,820)	(30,680)
Purchase of plant and equipment	(99)	(58)
Cash flows from investing activities	**(296,389)**	**(33,462)**
Financing activities		
Issue and financing expenses	-	(111)
Proceeds from interest bearing loans and borrowings	296,083	30,000
Distribution to unitholders[2]	(46,877)	(37,551)
Interest paid	(15,697)	(8,377)
Cash flows from financing activities	**233,509**	**(16,039)**
Increase / (decrease) in cash and cash equivalent	**8,302**	**(10,700)**
Cash and cash equivalent at beginning of period	**51,490**	**55,385**
Cash and cash equivalent at end of period	**59,792**	**44,685**

Footnotes:

1. *Groups' results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associates.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The investment in 20.0% in CRCT was completed on 2 November 2006. The acquisition of the balance 72.8% interest in CRS was completed on 1 June 2007

2. *Distribution for 2Q 2007 is for the period from 1 January 2007 to 31 March 2007 paid in May 2007. Distribution for 2Q 2006 is for the period from 1 January 2006 to 31 March 2006 paid in May 2006.*

1(c) Cash flow statement (1H 2007 vs 1H 2006)

	Group	
	1H 2007[1] S$'000	1H 2006 S$'000
Operating activities		
Net Income	123,361	75,921
Adjustments for:		
Interest income	(515)	(425)
Finance costs	32,374	17,293
Depreciation and amortization	1,111	512
Allowance for doubtful receivables	2	-
Bad debts written off	13	14
Asset management fee paid/payable in units	6,530	4,338
Share of profit of associates	(34,981)	(2,582)
Operating income before working capital changes	127,895	95,071
Changes in working capital:		
Inventories	(14)	-
Trade and other receivables	1,675	(381)
Trade and other payables	7,344	(3,682)
Security deposits	8,010	3,443
Cash generated from operating activities	**144,910**	**94,451**
Investing activities		
Interest received	3,037	2,830
Net cash outflow on purchase of subsidiary	(272,700)	-
Net cash outflow on purchase of investment properties	-	(5,327)
Capital expenditure on investment properties	(41,419)	(35,974)
Purchase of plant and equipment	(180)	(79)
Cash flows from investing activities	**(311,262)**	**(38,550)**
Financing activities		
Issue and financing expenses	(1,632)	(6)
Proceeds from interest bearing loans and borrowings	646,083	30,000
Repayment of interest bearing loans and borrowings	(332,500)	-
Distribution to unitholders[2]	(99,182)	(63,351)
Interest paid	(33,826)	(17,006)
Cash flows from financing activities	**178,943**	**(50,363)**
Increase in cash and cash equivalent	**12,591**	**5,538**
Cash and cash equivalent at beginning of period	**47,201**	**39,147**
Cash and cash equivalent at end of period	**59,792**	**44,685**

Footnotes:

1. *Groups' results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associates.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The investment in 20.0% in CRCT was completed on 2 November 2006. The acquisition of the balance 72.8% interest in CRS was completed on 1 June 2007

2. *Distribution for 1H 2007 is for the period from 1 October 2006 to 31 December 2006 and 1 January 2007 to 31 March 2007 paid in February 2007 and May 2007 respectively. Distribution for 1H 2006 is for the period from 31 October 2005 to 31 December 2005 and 1 January 2006 to 31 March 2006 paid in February 2006 and May 2006 respectively.*

1(d)(i) Statement of changes in unitholders' funds (2Q 2007 vs 2Q 2006)

As at 30 June 2007 vs 30 June 2006

	Group		Trust	
	2Q 2007[1] S$'000	2Q 2006 S$'000	2Q 2007 [2] S$'000	2Q 2006 S$'000
Balance as at beginning of period	**2,972,131**	**2,300,411**	**2,923,599**	**2,292,582**
Operations				
Net income after tax	77,357	36,815	45,407	36,690
Net appreciation on revaluation of investment properties	290,344	13,346	232,653	13,346
Net increase in net assets resulting from operations	**367,701**	**50,161**	**278,060**	**50,036**
Movement in hedging reserve[3]	**4,449**	**739**	**-**	**-**
Movement in foreign currency translation reserve[3]	**(1,412)**	**-**	**-**	**-**
Unitholders' transactions				
Creation of units				
- Units issued in respect of acquisition fees for CRS [4]	1,334	-	1,334	-
- Units to be issued as satisfaction of the portion of asset management fees payable in units	3,254	2,133	3,254	2,133
Issue expenses	-	(111)	-	(111)
Distribution to unitholders [5]	(46,877)	(37,551)	(46,877)	(37,551)
Net decrease in net assets resulting from unitholders' transactions	**(42,289)**	**(35,529)**	**(42,289)**	**(35,529)**
Balance as at end of period	**3,300,580**	**2,315,782**	**3,159,370**	**2,307,089**

Footnotes:

1. *Group's results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associates.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The investment in 20.0% in CRCT was completed on 2 November 2006. The acquisition of the balance 72.8% interest in CRS was completed on 1 June 2007
2. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The investment in 20.0% in CRCT was completed on 2 November 2006. The acquisition of the balance 72.8% interest in CRS was completed on 1 June 2007.*
3. *This includes Group's 20.0% share in CRCT's hedging reserve and foreign currency translation.*

4. *322,685 new units were issued on 21 June 2007 as payment of acquisition fees for the acquisition of CRS.*
5. *Distribution for 2Q 2007 is for the period from 1 January 2007 to 31 March 2007 paid in May 2007. Distribution for 2Q 2006 is for the period from 1 January 2006 to 31 March 2006 paid in May 2006.*

1(d)(i) **Statement of changes in unitholders' funds (1H 2007 vs 1H 2006)**

As at 30 June 2007 vs 30 June 2006

	Group		Trust	
	1H 2007[1] S$'000	1H 2006 S$'000	1H 2007 [2] S$'000	1H 2006 S$'000
Balance as at beginning of period	**2,975,814**	**2,283,905**	**2,925,628**	**2,276,977**
Operations				
Net income after tax	123,270	75,921	92,502	75,784
Net appreciation on revaluation of investment properties	290,344	13,346	232,653	13,346
Net increase in net assets resulting from operations	**413,614**	**89,267**	**325,155**	**89,130**
Movement in hedging reserve[3]	**3,977**	**1,628**	**-**	**-**
Movement in foreign currency translation reserve [3]	**(1,412)**	**-**	**-**	**-**
Unitholders' transactions				
Creation of units				
- Units issued in respect of acquisition fees for CRS [4]	1,334	-	1,334	-
- Units to be issued as satisfaction of the portion of asset management fees payable in units	6,435	4,338	6,435	4,338
Issue expenses	-	(5)	-	(5)
Distribution to unitholders[5]	(99,182)	(63,351)	(99,182)	(63,351)
Net decrease in net assets resulting from unitholders' transactions	**(91,413)**	**(59,018)**	**(91,413)**	**(59,018)**
Balance as at end of period	**3,300,580**	**2,315,782**	**3,159,370**	**2,307,089**

Footnotes:

1. *Group's results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associates.*
   The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The investment in 20.0% in CRCT was completed on 2 November 2006. The acquisition of the balance 72.8% interest in CRS was completed on 1 June 2007
2. *The joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) was completed on 1 September 2006. The investment in 20.0% in CRCT was completed on 2 November 2006. The acquisition of the balance 72.8% interest in CRS was completed on 1 June 2007.*
3. *This includes Group's 20.0% share in CRCT's hedging reserve and foreign currency translation reserve.*
4. *322,685 new units were issued on 21 June 2007 as payment of acquisition fees for the acquisition of CRS.*
5. *Distribution for 1H 2007 is for the period from 1 October 2006 to 31 December 2006 and 1 January 2007 to 31 March 2007 paid in February 2007 and May 2007 respectively. Distribution for 1H 2006 is for the period from 31 October 2005 to 31 December 2005 and 1 January 2006 to 31 March 2006 paid in February 2006 and May 2006 respectively.*

1(d)(ii) Details of any change in the issued and issuable units (2Q 2007 vs 2Q 2006)

	Trust	
	2Q 2007 Units	2Q 2006 Units
Balance as at beginning of period	**1,562,576,356**	**1,380,569,714**
New units issued :		
- As payment of asset management fees [1]	866,363	893,517
- As payment of acquisition fees for CRS	322,685	-
Issued units as at end of period	**1,563,765,404**	**1,381,463,231**
New units to be issued		
- As payment of asset management fees [2]	545,368	997,074
Total issued and issuable units as at end of period	**1,564,310,772**	**1,382,460,305**

Footnotes:

1. *These were the performance component of the asset management fees for 1Q 2007 and 1Q 2006 which were issued in May 2007 and May 2006 respectively.*
2. *These were the performance component of the asset management fees for 2Q 2007 (which will be issued in August 2007) and 2Q 2006 (that have been issued in August 2006).*

1(d)(ii) Details of any change in the issued and issuable units (1H 2007 vs 1H 2006)

	Trust	
	1H 2007 Units	1H 2006 Units
Balance as at beginning of period	**1,561,440,705**	**1,379,698,467**
New units issued :		
- As payment of asset management fees [1]	2,002,014	1,764,764
- As payment of acquisition fees for CRS	322,685	-
Issued units as at end of period	**1,563,765,404**	**1,381,463,231**
New units to be issued		
- As payment of asset management fees [2]	545,368	997,074
Total issued and issuable units as at end of period	**1,564,310,772**	**1,382,460,305**

Footnotes:

1. *These were the performance component of the asset management for 4Q 2006 and 1Q 2007 which were issued in February 2007 and May 2007 respectively. For 1H 2006, the units were issued for 4Q 2005 and 1Q 2006 in February 2006 and May 2006 respectively.*
2. *These were the performance component of the asset management fees for 2Q 2007 (which will be issued in August 2007) and 2Q 2006 (that have been issued in August 2006).*

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2006 except as noted in item 5 below.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

With the introduction of FRS 40: Investment Property with effect from 2007, Earnings per Unit are computed based on Total Return for the Period after Tax. Prior to this, Earnings per Unit were computed based on Net Income after Tax.

6 <u>Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (2Q 2007 vs 2Q 2006)</u>

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

In computing the DPU, the number of units as at the end of each period is used.

	Group		Trust	
	2Q 2007	2Q 2006	2Q 2007	2Q 2006
Weighted average number of units in issue	1,563,179,517	1,381,081,433	1,563,179,517	1,381,081,433
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	23.52¢	3.63¢	17.79¢	3.62¢
Based on fully diluted basis	23.52¢	3.63¢	17.79¢	3.62¢
Number of units in issue at end of period	1,563,765,404	1,381,463,231	1,563,765,404	1,381,463,231
Distribution per unit "DPU")				
Based on the number of units in issue at end of period	3.12 ¢	2.77¢	3.12 ¢	2.77¢

Footnotes:

1. *In computing the EPU, Total Return for the Period after Tax and the weighted average number of units for the period are used. Comparative EPU's have been restated to be consistent with current period's presentation.*

	Group		Trust	
	1H 2007	1H 2006	1H 2007	1H 2006
Weighted average number of units in issue	1,562,653,727	1,380,644,073	1,562,653,727	1,380,644,073
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	26.47¢	6.46¢	20.81¢	6.46¢
Based on fully diluted basis	26.47¢	6.46¢	20.81¢	6.46¢
Number of units in issue at end of period	1,563,765,404	1,381,463,231	1,563,765,404	1,381,463,231
Distribution per unit "DPU")				
Based on the number of units in issue at end of period	6.12 ¢ [2]	5.49¢ [2]	6.12 ¢ [2]	5.49¢ [2]

Footnotes:

1. *In computing the EPU, Total Return for the Period after Tax and the weighted average number of units for the period are used. Comparative EPU's have been restated to be consistent with current period's presentation.*
2. *DPU for 1H 2007 is after retaining S$4.6 million of taxable income available for distribution to Unitholders.*
   DPU for 1H 2006 is after retaining S$4.2 million of taxable income available for distribution to Unitholders.

7 Net asset value ("NAV") backing per unit based on issued and issuable units at the end of the period

	Group	
	30 June 07	31 Dec 06
NAV per unit	$2.11	$1.91
Adjusted NAV per unit (excluding the distributable income)	$2.08	$1.87

	Trust	
	30 June 07	31 Dec 06
NAV per unit	$2.02	$1.87
Adjusted NAV per unit (excluding the distributable income)	$1.99	$1.84

8 Review of the performance

	Group				
	2Q 2007	2Q 2006	1Q 2007	1H 2007	1H 2006
	S$'000	S$'000	S$'000	S$'000	S$'000
Income statement					
Gross revenue	**103,914**	**76,536**	**97,442**	**201,358**	**153,217**
Property operating expenses	(36,841)	(27,301)	(30,883)	(67,726)	(52,590)
Net property income	**67,073**	**49,235**	**66,559**	**133,632**	**100,627**
Interest income	231	191	284	515	425
Asset management fees	(6,541)	(4,674)	(5,511)	(12,052)	(9,372)
Trust expenses	(838)	(549)	(503)	(1,341)	(1,048)
Finance costs	(16,199)	(8,742)	(16,175)	(32,374)	(17,293)
Net income before share of profit of associates	**43,726**	**35,461**	**44,654**	**88,380**	**73,339**

	Group				
	2Q 2007[1]	2Q 2006	1Q 2007	1H 2007	1H 2006
	S$'000	S$'000	S$'000	S$'000	S$'000
Distribution statement					
Net income	43,726	35,461	44,654	88,380	73,339
Net effect of non-tax deductible items	4,671	1,575	5,605	10,276	4,238
Interest income from associate	824	1,229	1,239	2,063	2,445
Net income from subsidiary	(316)	-	-	(316)	-
Taxation	(91)	-	-	(91)	-
Taxable income available for distribution to unitholders	**48,814**	**38,265**	**51,498**	**100,312**	**80,022**
Distributable income to unitholders	**48,814**	**38,265**	**46,898[1]**	**95,712[1]**	**75,846[2]**
Taxable Income available for distribution per unit (cents)					
For the period	3.12	2.77	3.29	6.41	5.79
Annualised	12.51	11.11	13.34	12.93	11.68
Distribution per unit (in cents)					
For the period	3.12	2.77	3.00[1]	6.12[1]	5.49[2]
Annualised	12.51	11.11	12.17[1]	12.34[1]	11.07[2]

Footnotes:-

1. *After retaining S$4.6 million of taxable income available for distribution to Unitholders.*
2. *After retaining S$4.2 million of taxable income available for distribution to Unitholders.*

On 1 June 2007, CMT completed the acquisition of the balance 72.8% in Class E Bonds issued by CRS. CMT owns 100% of the Class E Bonds and thus effectively owns 100.0% of the property portfolio of CRS which comprises three shopping malls namely, Lot One Shoppers' Mall, 90 out of 91 strata units in Bukit Panjang Plaza and Rivervale Mall. With this acquisition, CRS's revenue and expenses will be consolidated 100% at CMT Group level.

2Q 2007 vs 2Q 2006

Gross revenue for 2Q 2007 was S$103.9 million, an increase of S$27.4 million or 35.8% over 2Q 2006. This was mainly due to revenue of S$16.3 million from the 40% interest in Raffles City which was acquired on 1 September 2006 and S$4.7 million from the three malls under CRS from 1 June 2007. The other malls accounted for another S$6.4 million increase in revenue mainly due to new and renewal leases as well as higher revenue from IMM Building as Asset Enhancement Initiatives ("AEI") works to the carpark and levels 1 and 2 of the extension block were completed towards the end of 2006.

Property operating expenses for 2Q 2007 was S$36.8 million, an increase of S$9.5 million or 34.9% over 2Q 2006, mainly due to the acquisition of the 40% interest in Raffles City completed on 1 September 2006 and the three malls under CRS from 1 June 2007.

Asset management fees was S$6.5 million, an increase of S$1.9 million or 39.9% over S$4.7 million in 2Q 2006 for reasons given earlier as well as higher revenue generated and higher property values under management.

Finance costs for 2Q 2007 of S$16.2 million was S$7.5 million or 85.3% higher than the same quarter last year. This was mainly attributed to share of finance costs of S$3.7 million incurred at RCS Trust, S$0.8 million incurred at CRS from 1 June 2007 to 30 June 2007 and cost of financing investment in CRCT (S$0.8 million). Finance cost on the S$290.3 million short term loan taken on 1 June 2007 to fund the acquisition of the balance 72.8% of the Class E Bonds in CRS amounted to S$0.6 million. S$3.4 million finance cost on the S$350.0 million taken on 26 February 2007 through the existing CMBS program under Silver Maple to refinance the short term borrowings as well as the S$172.0 million CMBS which matured in February 2007 and Revolving Credit Facility of S$28.0 million was partially offset by the savings in interest expense of S$1.9 million from the S$172.0 million CMBS and Revolving Credit Facility of S$28.0 million that were refinanced in February 2007.

2Q 2007 vs 1Q 2007

Gross revenue for 2Q 2007 was S$103.9 million compared with S$97.4 million for 1Q 2007, an increase of S$6.5 million or 6.6%. This was mainly due to higher revenue of S$0.3 million from the 40% interest in Raffles City which was acquired on 1 September 2006 and S$4.7 million from the three malls under CRS from 1 June 2007. The other malls contributed S$1.5 million mainly due to increase in revenue from new and renewal leases.

Property operating expenses was S$36.8 million compared with S$30.9 million for 1Q 2007, an increase of S$6.0 million or 19.3% of which S$1.7 million was due to CRS. Increase in property operating expenses for 2Q 2007 included higher property tax, marketing and maintenance expenses.

Asset management fees was S$6.5 million, an increase of S$1.0 million or 18.7% against 1Q 2007 due to higher revenue and higher property values under management.

1H 2007 vs 1H 2006

Gross revenue for 1H 2007 was S$201.4 million, an increase of S$48.1 million or 31.4% over 1H 2006. This was mainly due to revenue of S$32.2 million from the 40% interest in Raffles City which was acquired on 1 September 2006 and S$4.7 million from the three malls under CRS from 1 June 2007. The other malls accounted for another S$11.2 million increase in revenue mainly due to new and renewal leases as well as higher revenue from IMM Building as Asset Enhancement Initiatives ("AEI") works.

Property operating expenses for 1H 2007 was S$67.7 million, an increase of S$15.2 million or 28.8% over 1H 2006. Expenses for the 40% interest in Raffles City and the three malls under CRS accounted for S$8.8 million and S$1.7 million respectively. The other malls contributed S$4.7 million mainly in property tax, maintenance and utilities expenses.

Asset management fees for 1H 2007 was S$12.0 million, an increase of S$2.6 million over 1H 2006. This was mainly due to the acquisition of the 40% interest in Raffles City, higher revenue and higher property values under management

Finance costs for 1H 2007 of S$32.4 million was S$15.1 million or 87.2 higher than 1H 2006. This was mainly attributed to share of finance costs of S$7.4 million incurred at RCS Trust, S$0.8 million incurred at CRS from 1 June 2007 to 30 June 2007 and cost of financing investment in CRCT which amounted to S$2.5 million. Finance cost on the S$290.3 million short term loan taken on 1 June 2007 to fund the acquisition of the balance 72.8% of the Class E Bonds in CRS amounted to S$0.6 million. S$4.6 million finance cost on the S$350.0 million taken on 26 February 2007 through the existing CMBS program under Silver Maple to refinance the short term borrowings as well as the S$172.0 million CMBS which matured in February 2007 and Revolving Credit Facility of S$28.0 million, transaction costs of S$1.4 million incurred in February 2007 in respect of this refinancing were partially offset by the savings in interest expense of S$2.6 million from the S$172.0 million CMBS and Revolving Credit Facility of S$28.0 million that were refinanced in February 2007.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

Below mentioned only relates to review of the results of Group.

9(i) Income statement (Actual vs Forecast)

	Actual[1] 2Q 2007 S$'000	Forecast[2] 2Q 2007 S$'000	% Change
Gross rental income	95,888	87,892	9.1
Car park income	2,840	2,457	15.6
Other income	5,186	3,041	70.5
Gross revenue	**103,914**	**93,390**	**11.3**
Property management fees	(3,859)	(3,511)	9.9
Property tax	(10,538)	(8,251)	27.7
Other property operating expenses	(22,444)	(19,480)	15.2
Property operating expenses	**(36,841)**	**(31,242)**	**17.9**
Net property income	**67,073**	**62,148**	**7.9**
Interest income	231	-	NM
Asset management fees	(6,541)	(5,430)	20.5
Trust expenses	(838)	(812)	3.2
Finance costs	(16,199)	(16,335)	(0.8)
Net income before share of profit of associates	**43,726**	**39,571**	**10.5**

NM – not meaningful

Footnotes:
1. *Group results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associates.*
2. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(ii) Distribution statement (Actual vs Forecast)

	Actual[1] 2Q 2007 S$'000	Forecast [2] 2Q 2007 S$'000	% Change
Net income before share of profit of associates	**43,726**	**39,571**	**10.5**
Net effect of non-tax deductible items	4,671	3,849	21.4
Interest income from associate	824	1,292	(36.2)
Income from subsidiary not distributed	(407)	-	NM
Distributable income available for distribution to unitholders	**48,814**	**44,712**	**9.5**
Distribution per unit (in cents)			
For the period	3.12	2.85	9.5
Annualised	12.51	11.43	9.5

NM – not meaningful

Footnotes:
1. *Group results for the period 2Q 2007 includes proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN (with effect from 13 April 2007) and equity accounting of its associates.*
2. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(iii) Breakdown of gross revenue

	Actual 2Q 2007 S$'000	Forecast [1] 2Q 2007 S$'000	% Change
Tampines Mall	13,913	12,965	7.3
Junction 8	11,169	10,488	6.5
Funan DigitaLife Mall	6,927	6,209	11.6
IMM Building	15,831	14,125	12.1
Plaza Singapura	17,055	16,221	5.1
Bugis Junction	15,033	13,357	12.5
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	3,040	4,710	(35.5)
	82,968	**78,075**	**6.3**
40% interest in Raffles City	16,286	15,315	6.3
Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall	4,660	-	NM
Gross revenue	**103,914**	**93,390**	**11.3**

NM – not meaningful

Footnote:
1. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(iv) **Breakdown of net property income**

	Actual 2Q 2007 S$'000	Forecast [1] 2Q 2007 S$'000	% Change
Tampines Mall	9,551	8,880	7.6
Junction 8	7,054	7,036	0.3
Funan DigitaLife Mall	4,267	3,723	14.6
IMM Building	9,040	8,242	9.7
Plaza Singapura	11,644	11,400	2.1
Bugis Junction	8,967	8,901	0.7
Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre	1,694	2,935	(42.3)
	52,217	**51,117**	**2.2**
40% interest in Raffles City	11,856	11,031	7.5
Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall	3,000	-	NM
Net property income	**67,073**	**62,148**	**7.9**

NM – not meaningful

Footnote:
1. *The forecast is based on the forecast shown in CMT OIS dated 29 August 2006.*

9(v) **Review of the performance**

Gross revenue for 2Q 2007 was S$103.9 million, an increase of S$10.5 million or 11.3% over the forecast for the same period. S$5.8 million of the increase was due to CMT portfolio excluding the three CRS malls (S$4.7 million). Other than Sembawang Shopping Centre which is undergoing major asset enhancement, gross revenue for all malls under CMT portfolio performed better than forecast by 5.1% to 12.5%. S$2.1 million of the total increase is attributable to other income.

Property operating expenses for the period was S$36.8 million, which is S$5.6 million higher than forecast for the same period. Property operating expenses for the three CRS malls accounted for S$1.7 million while the balance is mainly due to higher property tax, marketing and maintenance expenses for malls under CMT excluding CRS portfolio.

Asset management fees for the period was S$6.5 million or an increase of S$1.0 million over forecast for the same period mainly due to higher revenue and higher property values under management.

Finance cost for the period was S$16.2 million, which is S$0.2 million lower than the forecast for the same period.

10 **Commentary on the competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months**

The Singapore economy registered strong growth in second quarter of 2007. Advance estimates show that real gross domestic product (GDP) rose by 8.2% on a year-on-year basis in the second quarter, up from 6.4% in the previous quarter. On a quarter-on-quarter seasonally adjusted annualised basis, real GDP grew by 12.8% following 8.5% in the first quarter.

The services producing industries is estimated to have grown by 7.0% in the second quarter compared with 7.2% in the preceding quarter.

Outlook for 2007

The manager of CMT is optimistic to deliver the projected distribution of 11.48 cents as stated in the CMT OIS dated 29 August 2006, barring any unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	: Distribution for 01 April 2007 to 30 June 2007
Distribution type	: Income
Distribution rate	: 3.12 cents per unit
Par value of units	: NA
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 18%.
Remarks	: NA

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? Yes.

Name of distribution	: Distribution for 01 April 2006 to 30 June 2006
Distribution type	: Income
Distribution rate	: 2.77 cents per unit
Par value of units	: NA
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership) will generally receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. Qualifying foreign non-individual investors will receive their distributions after deduction of tax at the rate of 10%. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Remarks	: NA

11(c) Date payable : 29 August 2007

11(d) Book closure date : 6 August 2007

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Confirmation pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors of the manager of CapitaMall Trust (the "**Manager**") which may render the unaudited interim financial results of the Group and the Trust (comprising the balance sheets, consolidated statement of total return, statement of changes in unitholders' funds and consolidated cash flow statement, together with their accompanying notes) as at 30 June 2007 and the results of the business, changes in unitholders' funds and cash flows of the Group for the 6 months ended on that date, to be false or misleading in any material respect.

On behalf of the Board of the Manager

Kee Teck Koon
Director

Pua Seck Guan
Chief Executive Officer

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Kannan Malini
Company Secretary
27 July 2007

CapitaMall Trust

News Release

27 July 2007

For Immediate Release

CMT Achieves Higher Distribution per Unit of Over 12.6%[1] for Second Quarter[2] 2007

Tampines Mall granted plot ratio increase from 3.5 to 4.2

Raises target asset size in Singapore to S$8.0 billion by 2010

Singapore, 27 July 2007 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a distributable income of S$48.8 million to unitholders of CMT ("Unitholders") for Second Quarter[2] 2007. The distributable income for Second Quarter[2] 2007 is based on 100.0% of CMT's taxable income available for distribution to Unitholders.

Distribution Per Unit in CMT ("DPU") for Second Quarter[2] 2007 is 3.12 cents (12.51 cents on an annualised basis), which is 9.5% higher than the forecast[3] DPU of 2.85 cents for Second Quarter[2] 2007 (11.43 cents on an annualised basis). When compared against the Second Quarter[4] in 2006, the DPU registered an increase of 12.6% from 11.11 cents (on an annualised basis) to 12.51 cents (on an annualised basis). The Books Closure Date is on 6 August 2007, and Unitholders can expect to receive their Second Quarter[2] 2007 distribution of 3.12 cents per unit on 29 August 2007.

CMT Group's[5] gross revenue for Second Quarter[2] 2007 was S$103.9 million. This is an increase of S$10.5 million or 11.3% over the forecast[3] gross revenue for Second Quarter[2] 2007. Of the S$10.5 million increase in gross revenue, approximately 55.2% or S$5.8 million was due to top

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[1] Annualised Distribution per Unit for the period from 1 April 2007 to 30 June 2007 versus the annualised Distribution per Unit for the period from 1 April 2006 to 30 June 2006.

[2] For the period from 1 April 2007 to 30 June 2007.

[3] Based on the forecast and projection, together with the accompanying assumptions, in the CMT Offer Information Statement dated 29 August 2006.

[4] For the period from 1 April 2006 to 30 June 2006.

[5] Includes proportionate consolidation of the 40.0% interest in Raffles City, 100.0% interest in CRS (with effect from 1 June 2007) and CMT MTN Pte. Ltd. (with effect from 13 April 2007) and equity accounting of its associates.

line revenue growth at malls within the CMT Portfolio[6]. The remaining S$4.7 million was due to the consolidation of CapitaRetail Singapore Limited[7] ("CRS") results. The acquisition of the remaining stake in CRS was completed on 1 June 2007. Other than Sembawang Shopping Centre ("SSC"), which is undergoing major redevelopment works, the gross revenue at all malls under the CMT Portfolio[5] performed better than forecast[3] increasing by between 5.1% and 12.5%.

CMT Group's[5] Net Property Income ("NPI") for Second Quarter[2] 2007 also exceeded the forecast[3] NPI for Second Quarter[2] 2007 by 7.9% or S$4.9 million. On the same store[8] basis, CMT Group's[5] NPI for Second Quarter[2] 2007 outperformed NPI for Second Quarter[2] 2006 by 6.1% or S$3.0 million, while its NPI for First Half[9] 2007 better NPI for First Half[10] 2006 by 6.6% or S$6.6 million. Rental renewal rates for the First Half[9] 2007 saw robust growth, registering 11.2% over preceding rental rates, and 5.7% over forecast rental rates[11].

Summary of CMT Group's[5] Results

(1 April 2007 to 30 June 2007)

	Actual	**Forecast[4]**	**Variance**	
			%	**%**
Gross Revenue (S$'000)	103,914	93,390	10,524	11.3
Net Property Income (S$'000)	67,073	62,148	4,925	7.9
Distributable Income to Unitholders (S$'000)	48,814	44,712	4,102	9.5
Distribution Per Unit (cents)				
For the period 1 Apr to 30 Jun 2007	3.12¢	2.85¢	0.27¢	9.5
Annualised	12.51¢	11.43¢	1.08¢	9.5
Distribution Yield				
- S$3.76 per unit (closing as at 26 Jul 2007)	**3.33%**	**3.04%**	**0.29%**	**9.5%**

Portfolio Valuation and Net Asset Value ("NAV")

CMT Portfolio's[6] valuation increased S$290.3 million within six months, from S$4.6 billion (as at 1 December 2006) to S$4.9 billion (as at 1 June 2007). In line with the increase in CMT Portfolio's[6] valuation, CMT Group's[5] NAV per unit also registered a healthy growth of 11.2%, from S$1.87 (as at 31 December 2006) to S$2.08 (as at 30 June 2007).

[6] Comprising Tampines Mall, Funan DigitaLife Mall, Junction 8, IMM Building, Plaza Singapura, Bugis Junction, Sembawang Shopping Centre, Hougang Plaza, Jurong Entertainment Centre and 40% stake in Raffles City.
[7] Comprising Lot One Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall.
[8] Excluding 40.0% interest in Raffles City, Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.
[9] For the period from 1 January 2007 to 30 June 2007.
[10] For the period from 1 January 2006 to 30 June 2006.
[11] Forecast rental rates for the period 1 April 2007 to 30 June 2007 is the basis for the forecast shown in the CMT Offer Information Statement dated 29 August 2006.

Mr Hsuan Owyang, Chairman of CMTML, said, "CMT continues to outperform its forecast to deliver a set of excellent results. It has done so by leveraging on its successful three-pronged strategy, comprising yield accretive acquisition, asset enhancements and active leasing. Strong weighted average rental growth of over 30.3%[12] achieved at our malls since their respective inclusion into the CMT Portfolio[6] is a strong testament of our proactive asset management expertise, and our established retail real estate management platform. Currently, CMT owns 13.0%[13] of the private retail stock by net lettable area in Singapore. We remain confident of the acquisition opportunities in Singapore and have raised our target asset size to S$8.0 billion by 2010."

Mr Pua Seck Guan, Chief Executive Officer of CMTML, said, "Our ability to identify quality assets with significant value creation opportunities are evident from the major asset enhancement initiatives currently in progress at Bugis Junction, IMM Building and Sembawang Shopping Centre. This is in addition to new enhancement works to be undertaken at Lot One Shoppers' Mall and Jurong Entertainment Centre. Together with the opportunities to unlock value at Funan DigitaLife Mall and the potential to achieve higher revenue income at Tampines Mall, given its plot ratio increase, CMT is well-positioned to deliver sustainable long term growth to Unitholders."

Tampines Mall Receives Outline Planning Advice ("OPA") on Plot Ratio Increase from 3.5 to 4.2

CMT has received an OPA from the Urban Redevelopment Authority ("URA") on Tampines Mall's plot ratio increase from 3.5 to 4.2. The additional plot ratio is approved for full office development. The OPA received effectively creates approximately 95,000 Square Feet ("sq ft") of office space at Tampines Mall, which is currently a pure-retail asset. CMTML is presently appealing to the URA to allow for the additional plot ratio to be used for retail purposes. Simultaneously, we are evaluating various options so as to maximise returns to Unitholders.

Funan DigitaLife Mall ("Funan") Receives Provisional Permission ("PP") to Erect Nine-Storey Commercial Building

In May 2007, CMTML announced that Funan has received PP from the URA to erect a nine-storey commercial building, through additions and alterations works, to maximise the unutilised Gross Floor Area ("GFA") of approximately 386,000 sq ft. The unutilised GFA is due to Funan employing only 3.88 of its allowable gross plot ratio of 7.0. A differential premium of S$63.7 million, to be paid to the URA, has already been locked in.

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[12] Average rental increase achieved at malls since their respective inclusion into the portfolio, excluding Sembawang Shopping Centre and Raffles City – Tampines Mall (47.2%), Junction 8 (62.0%), Funan DigitaLife Mall (16.3%), IMM Building (33.6%), Plaza Singapura (16.6%), Hougang Plaza (6.6%), Jurong Entertainment Centre (30.9%) and Bugis Junction (12.4%).

[13] Source : UBS Research

Funan's effective land cost based on its allowable plot ratio, calculated based on its current valuation, plus the differential premium and the estimated cost to top up Funan's lease to a 99-year leasehold title, is approximately S$485.0 per sq ft. This compares highly favorably to ongoing land sales price for commercial/retail sites. We are currently exploring various options to unlock value at Funan for Unitholders.

Update on Lot One Shoppers' Mall ("Lot 1")

Earlier, CMTML announced potential asset enhancement plans at Lot 1, where a three-storey retail extension block measuring over 10,600 square feet in Net Lettable Area ("NLA") will be created. The new retail area is to be created through the decantation of the space currently occupied by Chua Chu Kang branch of the National Library Board ("NLB"), constituting approximately 15,500 sq ft in GFA. The library will relocate from Level 3 to Level 4, but will occupy the area classified for use by Civic and Community Institution ("C&CI"), which is deemed non-GFA.

Following an in-depth analysis to explore further value creation opportunities at Lot 1, we are pleased to create an additional 5,900 sq ft of retail space through employing the same decantation method. The enhanced proposed asset enhancement plan will allow for the creation of a four-storey retail extension block, measuring over 16,500 sq ft in NLA.

On Basement 1, the existing food court will be relocated to Level 4 of the new retail extension block. The supermarket, current sitting on the basement footprint of the retail extension block, will move to take over the space vacated by the basement food court. The relinquished space occupied by the supermarket will then be reconfigured to allow for the introduction of new food and beverage cum specialty shops. On Level 1, the new retail extension block will seamlessly connect to the Chua Chu Kang Mass Rapid Transit station via a covered linkway. More than 50 new shops will be created on Levels 1, 2, 3 and 4 of the retail extension block, resulting in a wider range of offerings for shoppers at Lot 1. Simultaneously, the library on Level 3, currently occupying 15,500 sq ft in NLA, will relocate to their enlarged premise, measuring 25,700 sq feet, on Level 4. On the top floor, a rooftop landscaped garden, which will comprise a children's playground and a designated water play area with interactive features, will be constructed. A new set of escalators, linking the Basement Level to Level 5, will be put in place to enhance the vertical circulation at the retail extension block.

Based on a capital expenditure of S$51.7 million, the project is expected to increase NPI by S$5.2 million per annum and achieve an ungeared Return On Investment ("ROI") of 10.0%. The major asset enhancement works are expected to commence by Third Quarter[14] 2007 and is expected to be completed by Fourth Quarter[15] 2008.

Update on JEC

Last year, URA granted CMT an Outline Planning Permission ("OPP") to increase the plot ratio of JEC from 1.85 to 3.0 for full commercial development. The OPP received effectively increases the GFA of JEC by over 62.0%, from approximately 170,000 sq ft to approximately 275,500 sq ft, and the NLA by over 91.0%, from approximately 111,000 sq ft to approximately 211,700 sq ft. A differential premium of S$12.3 million, to be paid to the URA, has already been locked in.

The asset enhancement plans at JEC will comprise a number of initiatives. On Level 1, the 6-screen cineplex will be relocated to Level 5, a newly created floor at JEC. On Level 3, Fuji Ice Palace, which is currently the only ice skating ring operator in Singapore, occupies approximately 21,500 sq ft in NLA. CMT is currently in negotiations with the authorities to construct the first Olympic-sized ice skating ring in Singapore, which will replace the current ice skating ring at JEC, on the same level. Upon approval from the relevant authorities to classify the ice skating ring for use by C&CI, it will add approximately 35,000 sq ft of additional GFA at JEC. The retail space on all floors will be reconfigured so as to maximise the efficiency at the mall. In addition, a rooftop landscaped garden will be constructed on Level 6.

The proposed asset enhancement initiative is expected to incur a capital expenditure of S$115.5 million, and is expected to increase NPI by S$10.9 million per annum and achieve an ungeared ROI of 9.5%.

Update on SSC

At SSC, redevelopment works, which commenced in First Quarter[16] 2007, are in progress. To date, over 60.0% of the total NLA has been committed by Giant Hypermart, Daiso and Kopitiam. In the course of redevelopment works, the initial asset enhancement plans were augmented to include raising the ceiling height on each level at SSC so as to provide shoppers with an enhanced shopping experience. The entire redevelopment exercise is now expected to be completed in Fourth Quarter[15] 2008. The project is expected to incur a capital expenditure of S$68.4 million and is expected to achieve an ungeared ROI of 8.0%.

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[14] For the period from 1 July 2007 to 30 September 2007.
[15] For the period from 1 October 2008 to 31 December 2008.
[16] For the period from 1 January 2007 to 31 March 2007.

About CapitaMall Trust (www.capitamall.com)

CMT is the first Real Estate Investment Trust (REIT) listed on Singapore Exchange Securities Trading Limited (Singapore Exchange) in July 2002. CMT is also the largest REIT by market capitalisation and asset size in Singapore, with a market capitalisation and asset size of approximately S$5.9 billion and S$5.7 billion respectively as at 26 June 2007. CMT has been assigned an "A2" rating with a stable outlook by Moody's Investor Services. The "A2" rating is the highest rating assigned to a Singapore REIT.

CMT owns and invests in quality income-producing assets which are used, or predominantly used, for retail purposes primarily in Singapore. As at 30 June 2007, CMT Group's portfolio comprised a diverse list of over 1,500 leases with local and international retailers and achieved a committed occupancy of close to 100.0%. CMT Group's 13 quality retail malls, which are strategically located in the suburban areas and Downtown Core of Singapore, include Tampines Mall, Junction 8, Funan DigitaLife Mall, IMM Building, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre, Bugis Junction, 40.0% interest in Raffles City Singapore, Lot One, Bukit Panjang Plaza and Rivervale Mall. CMT also owns a 20.0% stake in CapitaRetail China Trust, the first pure-play China retail REIT listed on the Singapore Exchange in December 2006.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

IMPORTANT NOTICE

The past performance of CapitaMall Trust ("**CMT**") is not indicative of the future performance of CMT. Similarly, the past performance of the CapitaMall Trust Management Limited (the "**Manager**") is not indicative of the future performance of the Manager.

The value of units in CMT ("**Units**") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request that the Manager redeem or purchase their Units while the Units are listed. It is intended that holders of Units ("**Unitholders**") may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This release may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other developments or companies, shifts in expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Issued by CapitaMall Trust Management Limited

(Company Registration No. 200106159R)

Media / Analyst / Investor Contact
Ms TONG Ka-Pin
DID : (65) 6826 5856
HP : (65) 98622435
Email : tong.ka-pin@capitaland.com.sg
Website : www.capitamall.com

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("**CMT**") will be closed on **6 August 2007 at 5.00 p.m.** (the "**Books Closure Date**") to determine Unitholders' entitlements to CMT's distributable income of 3.12 cents per unit in CMT ("**Unit**") for the period from 1 April 2007 to 30 June 2007 (the "**Distribution**").

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the Distribution to be paid on **29 August 2007**.

DECLARATION FOR SINGAPORE TAX PURPOSES

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit any forms and will receive a gross Distribution. The Distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals) will receive a gross Distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" ("**Form A**"). They will receive Form A from CMT's Unit Registrar, Lim Associates (Pte) Ltd, and will have to complete and return Form A to Lim Associates (Pte) Ltd. If a Qualifying Unitholder fails to return Form A or fails to properly complete the Form, CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the Distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of Qualifying Unitholders will be shown on Form A.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross Distribution which is tax-exempt. There is no need for such Unitholders to fill up any forms.

Foreign (non-individual) Unitholders

Foreign (non-individual) Unitholders who meet certain conditions will receive their Distribution net of 10% tax. Such Unitholders must complete Form A to declare their status in relation to these conditions. They will receive Form A from Lim Associates (Pte) Ltd and will have to complete and return Form A to Lim Associates (Pte) Ltd. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the Distribution if Form A is not returned within the stipulated time limit or is not properly completed.

Nominee Unitholders

Nominees who hold their Units for the benefit of individuals and Qualifying Unitholders will receive a gross Distribution. Nominees who hold their Units for the benefit of qualifying foreign (non-individual) investors will receive a Distribution net of 10% tax. This is provided the nominees furnish certain particulars of the beneficiaries to the trustee and manager. These particulars are to be provided together with a declaration by the nominees of the status of the beneficiaries.

Nominees will receive the Declaration by Depository Agents for Singapore Tax Purposes Form ("**Form B**") from Lim Associates (Pte) Ltd and will have to complete and return the Form to Lim Associates (Pte) Ltd. CMT's trustee and manager will be obliged to deduct tax at the rate of 18% from the Distribution if the Form is not returned within the stipulated time limit or is not properly completed.

Joint Unitholders and All Other Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) as well as Unitholders who do not fall within the categories described above will receive their Distribution net of 18% tax. These Unitholders do not need to return any forms.

Last Date and Time for Return of the Forms

Lim Associates (Pte) Ltd will despatch the relevant forms to Unitholders on or around 8 August 2007.

Unitholders must complete and return the applicable form to Lim Associates (Pte) Ltd's office by 20 August 2007 at 5.00 p.m. in order to receive a gross Distribution or a Distribution net of 10% tax, as the case may be.

DECLARATION IN INCOME TAX RETURN

The Distribution is considered as income for the year 2007. Beneficial owners of the Distribution, other than those who are exempt from tax on the Distribution or who are entitled to the reduced tax rate of 10%, are required to declare the gross Distribution as taxable income in their income tax return for the year of assessment 2008.

IMPORTANT DATES AND TIMES

Date / Deadline	Event
6 August 2007 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CMT
By 20 August 2007 at 5.00 p.m.	Unitholders must complete and return Form A or Form B, as applicable
29 August 2007	Payment of Distribution

For enquiries, please contact Ms Tong Ka-Pin at 6536 1188 or email: tong.ka-pin@capitaland.com.sg or visit our website at <www.capitamall.com>.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
27 July 2007

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the manager of CMT) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

ASSET VALUATION

Pursuant to Rule 703 of the SGX-ST Listing Manual, CapitaMall Trust Management Limited (the "**Company**"), as manager of CapitaMall Trust ("**CMT**", and manager of CMT, the "**Manager**"), wishes to announce that the Manager has obtained new independent valuations, as of 1 June 2007, for all properties owned by CMT.

The valuation for Plaza Singapura was conducted by CB Richard Ellis (Pte) Ltd while valuations for the other properties were done by Knight Frank Pte Ltd and are as follows:

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CMT

Description of Property	**Valuation (S$' million)**
Tampines Mall 4 Tampines Central 5	703.0
Junction 8 Shopping Centre 9 Bishan Place	510.0
Funan DigitaLife Mall 109 North Bridge Road	303.0
IMM Building 2 Jurong East Street 21	584.0
Plaza Singapura 68 Orchard Road	909.0
Sembawang Shopping Centre 604 Sembawang Road	84.6
Hougang Plaza 1189 Upper Serangoon Road	50.1
Jurong Entertainment Centre 2 Jurong East Central 1	88.6
Bugis Junction 200 Victoria Street	700.0

Copies of the valuation reports for the above properties are available for inspection at the Manager's registered office at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911 during normal business hours for three months from the date of this Announcement.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
(as manager of CapitaMall Trust)

Kannan Malini
Company Secretary
Singapore
27 July 2007

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CapitaMall Trust

CAPITAMALL TRUST

2nd Quarter 2007 FINANCIAL RESULTS

27 July 2007

Disclaimers

This presentation is focused on comparing actual results versus forecasts stated in the CMT OIS to Unitholders dated 29 August 2006. This shall be read in conjunction with paragraph 9 of CMT's 2007 Second Quarter Unaudited Financial Statement and Distribution Announcement.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

CapitaMall Trust

Financial Highlights

Financial Results
2Q 2007 (1 Apr – 30 Jun 2007)

Distribution Per Unit of 3.12 Cents Exceeds Forecast[1] by 9.5%

CMT is distributing 100% of its taxable income for 2Q 2007. CMT is committed to distribute 100% of its taxable income available for distribution for year ended 31 December 2007, including the S$4.6 million retained in 1Q 2007.

	Actual	Forecast[1]	Variance	Change
Distributable income	S$48.8 m	S$44.7 m	S$4.1 m	9.5 %
Distribution per unit	3.12 ¢	2.85 ¢	0.27 ¢	9.5 %
Annualised distribution per unit	12.51¢	11.43 ¢	1.08 ¢	9.5 %
Annualised distribution yield (Based on unit price of S$3.76 on 26 July 2007)	3.33 %	3.04 %	0.29%	9.5 %

1. The forecast is based on the forecast shown in CMT Offer Information Statement ("OIS") dated 29 August 2006

CapitaMall Trust

2Q 2007 vs 2Q 2006 and 1H 2007 vs 1H 2006

2Q 2007 Distribution Per Unit Increased 12.6% over 2Q 2006

	2Q 2007	2Q 2006	Variance	Change%
Annualised taxable income/distribution per unit	12.51¢	11.11¢	+ 1.40¢	+12.6%
Annualised distribution yield (Based on unit price of S$3.76 on 26 July 2007)	3.33%	2.95%	+0.38%	+12.6%

1H 2007 Distribution Per Unit Increased 11.5% over 1H 2006

	1H 2007	1H 2006	Variance	Change%
Annualised distribution per unit	12.34¢[1]	11.07¢[2]	+1.27¢	+11.5%
Annualised distribution yield (Based on unit price of S$3.76 on 26 July 2007)	3.28%	2.94%	+0.34%	+11.5%

1. After retaining S$4.6 million of taxable income available for distribution to Unitholders.
2. After retaining S$4.2 million of taxable income available for distribution to Unitholders.

CapitaMall Trust

Distribution Details

Distribution Period	1 April to 30 June 2007
Distribution Rate	3.12 cents per unit

Distribution Timetable

Notice of Book Closure Date	27 July 2007
Last Day of Trading on "cum" Basis	1 August 2007, 5.00 pm
Ex-Date	2 August 2007, 9.00 am
Book Closure Date	6 August 2007, 5.00 pm
Distribution Payment Date	29 August 2007

Steady DPU Growth Since Listing in July 2002

Multi-Pronged Strategy Delivers Continuous DPU Growth



7.34[1] ¢
FY2002 DPU[1]
2002
+9.4%
8.03 ¢
FY2003 Actual DPU
2003
+18.1%
9.48 ¢
FY2004 Actual DPU
2004
+7.9%
10.23 ¢
FY2005 Actual DPU
2005
+14.3%
11.69 ¢
FY2006 Actual DPU
2006
+5.6%
12.34[2] ¢
FY2007 DPU[2]
2007

1. Based on annualised distribution per unit. The actual distribution per unit for the period 17 July 2002 to 31 December 2002 was 3.38 cents.
2. Based on annualised distribution per unit. The actual distribution per unit for the period 1 Jan 2007 to 30 June 2007 was 6.12 cents.

CapitaMall Trust

Breakdown of DPU Growth Since IPO (Jul 2002)

Acquisitions, Asset Enhancements & Active Leasing form Core Components of Growth



12.51 ¢[2]
6.78 ¢[1]
Asset Enhancements / Reconfiguration & Others 33%
Upfront Payment of IMM Land Premium 6%
Active Leasing 19%
Acquisitions 42%

1. Annualised forecast based on the forecast, together with the accompanying assumptions, shown in the CMT Offering Circular dated 28 June 2002.
2. Annualised distribution for the period 1 April 2007 to 30 June 2007.

CapitaMall Trust

Potential for Growth in Singapore

Ownership of Private Retail Stock in Singapore (by NLA)



Alico REIT
0.5%
CapitaCommercial Trust
1.3%
Prime REIT
1.7%
Fraser's Centrepoint Trust
2.8%
Private Fund
5.7%
Strata owned
7.0%
CapitMall Trust
13.0%
Capitaland
3.9%
Suntec REIT
4.6%
Developers
34.4%
Fragmented ownership
25.1%

Source : UBS Research , July 2007

CapitaMall Trust

Acquisition of Remaining Stake in CapitaRetail Singapore Grows Asset Size to S$5.7 billion[2]

Revised target asset size in Singapore to S$8.0 billion by 2010



S$billion
10
8
6
4
2
0
4.8 1
5.7 2
7.0
8.0
As at 31 March 2007
Current
2009
2010

1. Consists of total non-current assets as at 31 March 2007. Includes proportionate consolidation of CMT's 40% interest in Raffles City, on a line-by-line basis, and equity accounting of its associates.
2. Consists of total non-current assets as at 30 June 2007. Includes proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN Pte. Ltd. (with effect from 23 April 2007) and equity accounting of its associates.

CapitaMall Trust

CMT Unit Price Performance since IPO (Jul 2002) to 30 June 2007

- ☑ 340% Unit Price Appreciation
- ☑ 391% Total Return
- ☑ 85% Growth in Annualised DPU (2Q 2007[1] actual vs IPO 2002 forecast)
- ☑ 524% Growth in Total Asset Size
- ☑ 831% Growth In Market Cap
- ☑ Outperformed STI & Property Stocks


% change in unit price/index value
IPO to 30 June 07
CMT + 339.6%
STI + 123.7%
SESPROP + 297.5%
CMT
SESPROP
STI

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CMTML

1. For the period 1 April 2007 to 30 June 2007.

CapitaMall Trust

CMT Unit Price Performance
1 January 2007 to 30 June 2007

- ☑ 45% Unit Price Appreciation
- ☑ 45% Growth In Market Cap
- ☑ 49% Total Return[1]
- ☑ Outperformed STI & Property Stocks



% change in unit price/index value
1 Jan 07 to 30 June 07
CMT + 45.0%
STI + 18.8%
SESPROP + 39.0%
65
55
45
35
25
15
5
-5
-15
CMT
SESPROP
STI
29-Dec-06
05-Jan-07
12-Jan-07
19-Jan-07
26-Jan-07
02-Feb-07
09-Feb-07
16-Feb-07
23-Feb-07
02-Mar-07
09-Mar-07
16-Mar-07
23-Mar-07
30-Mar-07
06-Apr-07
13-Apr-07
20-Apr-07
27-Apr-07
04-May-07
11-May-07
18-May-07
25-May-07
01-Jun-07
08-Jun-07
15-Jun-07
22-Jun-07
29-Jun-07

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CMTML

1. Based on annualised distribution per unit. The actual distribution per unit for the period 1 Jan 2007 to 30 June 2007 was 6.12 cents.

CapitaMall Trust

CapitaMall Trust

Financial Results

Distribution Statement
2Q 2007 (1 Apr – 30 Jun 2007)

	Actual[1] S$'000	Forecast[2] S$'000	Variance (%)
Gross Revenue	103,914	93,390	11.3
Less property operating expenses	(36,841)	(31,242)	17.9
Net property income	67,073	62,148	7.9
Interest Income	231	-	N.M
Administrative expenses	(7,379)	(6,242)	18.2
Interest expenses	(16,199)	(16,335)	(0.8)
Net income before tax and before profit of associates	43,726	39,571	10.5
Non-tax deductible (chargeable) items	4,264	3,849	10.8
Interest Income from associate	824	1,292	(36.2)
Distributable Income	48,814	44,712	9.5
Distribution per unit (in cents) for period	3.12 ¢	2.85 ¢	9.5
Annualised distribution per unit (in cents)	12.51 ¢	11.43 ¢	9.5

1. Group results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN Pte. Ltd. (with effect from 13 April 2007) and equity accounting of its associates.
2. The forecast is based on the forecast shown in the CMT OIS dated 29 August 2006.

CapitaMall Trust

Distribution Statement

1H 2007 (1 Jan – 30 Jun 2007)

1 Jan to 30 Jun 2007	Actual[1] S$'000	Forecast[2] S$'000	Variance (%)
Gross Revenue	201,318	185,713	8.4
Less property expenses	(67,726)	(62,282)	8.7
Net property income	133,632	123,431	8.3
Interest Income	515	-	N.M
Administrative expenses	(13,393)	(12,424)	7.8
Interest expenses	(32,374)	(32,428)	(0.2)
Net income before tax and share of profits from associates	88,380	78,579	12.5
Non-tax deductible (chargeable) items	9,869	7,671	28.7
Interest Income from associate	2,063	2,508	(17.7)
Taxable Income available for distribution	100,312	88,758	13.0
Distributable Income[3]	95,712	88,758	7.8
Taxable Income per unit (in cents) for the period	6.41	5.66	13.3
Annualised taxable income for the period	12.93	11.41	13.3
Distribution per unit (in cents) for period	6.12[3]	5.66	7.8
Annualised distribution per unit for the period	12.34[3]	11.41	7.8

1. Group results include proportionate consolidation of the 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN Pte. Ltd. (with effect from 13 April 2007) and equity accounting of its associates.
2. The forecast is based on the forecast shown in the CMT OIS dated 29 August 2006.
3 After retaining S$4.6 million of taxable income available for distribution to Unitholders .

CapitaMall Trust

Property Gross Revenue
2Q 2007 (1 Apr – 30 Jun 2007)

Portfolio Gross Revenue Outperformed Forecast[1] by 11.3%



CMT Portfolio
103.9
93.4
11.3%
Tampines Mall
13.9
13.0
Junction 8
11.2
10.5
Funan DigitaLife Mall
6.9
6.2
IMM Building
15.8
14.1
Plaza Singapura
17.1
16.2
Bugis Junction
15.0
13.4
Other Assets[2]
3.0
4.7
40% interest in Raffles City
16.3
15.3
CRS Portfolio[3]
4.7
2Q Actual
2Q Forecast[1]
0 10 20 30 40 50 60 70 80 90 100 110 120
S$ million

1. The forecast is based on the forecast shown in CMT OIS dated 29 August 2006 which excludes Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Gross Revenue for Other Assets is lower than forecast mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.
3. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall.

CapitaMall Trust

Property Operating Expense
2Q 2007 (1 Apr – 30 Jun 2007)

Portfolio Operating Expenses Exceeded Forecast[1] by 17.9%



CMT Portfolio
36.8 2
31.2
17.9%
Tampines Mall
4.4
4.1
Junction 8
4.1
3.4
Funan DigitaLife Mall
2.6
2.5
IMM Building
6.8
5.9
Plaza Singapura
5.4
4.8
Bugis Junction
6.1
4.4
Other Assets3
1.3
1.8
40% interest in Raffles City
4.4
4.3
CRS Portfolio4
1.7
2Q Actual
2Q Forecast1
0
5
10
15
20
25
30
35
S$ million

1. The forecast is based on the forecast shown in CMT OIS dated 29 August 2006 which excludes Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall .
2. Higher mainly due to higher property tax and property management fee incurred as a result of higher gross revenue and net property income and property operating expenses for the CRS Portfolio acquired in 1 June 2007. Non-recurring expenses and earlier incurrence of maintenance and marketing expenses also contributed to the increase.
3. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Operating Expense for Other Assets is lower than forecast mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.
4. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall .

CapitaMall Trust

Net Property Income
2Q 2007 (1 Apr – 30 Jun 2007)

Portfolio Net Property Income Outperformed Forecast[1] by 7.9%



CMT Portfolio
67.1
62.2
7.9%
Tampines Mall
9.5
8.9
Junction 8
7.1
7.1
Funan DigitaLife Mall
4.3
3.7
IMM Building
9.0
8.2
Plaza Singapura
11.7
11.4
Bugis Junction
8.9
9.0
Other Assets²
1.7
2.9
40% interest in Raffles City
11.9
11.0
CRS Portfolio³
3.0
2Q Actual
2Q Forecast¹
0
10
20
30
40
50
60
70
80
S$ million

1. The forecast is based on the forecast shown in CMT OIS dated 29 August 2006 which excludes Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall .
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Net Property Income for Other Assets is lower than forecast mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.
3. Comprising Bukit Panjang Plaza, Lot One Shoppers' Mall and Rivervale Mall .

CapitaMall Trust

Property Gross Revenue
2Q 2007 vs 2Q 2006

Gross Revenue Outperformed 2Q 2006 by 8.4%



CMT Portfolio[1]
82.9
76.5
8.4%
Tampines Mall
13.9
13.4
Junction 8
11.2
10.6
Funan DigitaLife Mall
6.9
6.0
IMM Building
15.8
13.2
Plaza Singapura
17.1
15.7
Bugis Junction
15.0
13.0
Other Assets[2]
3.0
4.6
2Q 2007
2Q 2006
0
10
20
30
40
50
60
70
80
90
100
110
120
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as the CRS Portfolio which was acquired on 1 June 2007.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Gross Revenue for Other Assets is lower than 2Q 2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.

CapitaMall Trust

Property Operating Expense
2Q 2007 vs 2Q 2006

Operating Expenses Exceeded 2Q 2006 by 12.5%



CMT Portfolio1
30.7 2
27.3
12.5%
Tampines Mall
4.4
4.2
Junction 8
4.1
3.7
Funan DigitaLife Mall
2.6
2.2
IMM Building
6.8
6.5
Plaza Singapura
5.4
4.5
Bugis Junction
6.1
4.3
Other Assets3
1.3
1.9
2Q 2007
2Q 2006
0
5
10
15
20
25
30
35
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as the CRS Portfolio which was acquired on 1 June 2007.
2. Higher mainly due to higher property tax and property management fee incurred as a result of higher Gross Revenue and Net Property Income. Non-recurring expenses and earlier incurrence of maintenance and marketing expenses also contributed to the increase.
3. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Operating Expense for Other Assets is lower than 2Q 2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007

CapitaMall Trust

Net Property Income 2Q 2007 vs 2Q 2006

Net Property Income Outperformed 2Q 2006 by 6.1%



CMT Portfolio[1]
52.2
49.2
Tampines Mall
9.5
9.2
Junction 8
7.1
6.9
Funan DigitaLife Mall
4.3
3.8
IMM Building
9.0
6.7
Plaza Singapura
11.7
11.2
Bugis Junction
8.9
8.7
Other Assets[2]
1.7
2.7
6.1%
2Q 2007
2Q 2006
0
10
20
30
40
50
60
70
80
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as the CRS Portfolio which was acquired on 1 June 2007.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Net Property Income for Other Assets is lower than 2Q 2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.

CapitaMall Trust

Property Gross Revenue
1H 2007 vs 1H 2006

Gross Revenue Registered Strong Growth of 7.4%



CMT Portfolio[1]
164.5
153.2
7.4%
Tampines Mall
27.6
26.6
Junction 8
22.2
20.9
Funan DigitaLife Mall
13.2
12.0
IMM Building
31.5
26.7
Plaza Singapura
33.9
31.8
Bugis Junction
29.0
26.1
Others[2]
7.1
9.1
YTD Jun 07
YTD Jun 06
0.0
20.0
40.0
60.0
80.0
100.0
120.0
140.0
160.0
180.0
200.0
220.0
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as the CRS portfolio which was acquired on 1 June 2007.
2. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Gross Revenue for Other Assets is lower than 1H 2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.

CapitaMall Trust

Property Operating Expenses 1H 2007 vs 1H 2006

Property Operating Expenses increased by 8.9%



CMT Portfolio[1]
Tampines Mall
Junction 8
Funan DigitaLife Mall
IMM Building
Plaza Singapura
Bugis Junction
Others[3]
57.3[2]
52.6
8.3
7.8
7.5
6.9
5.1
4.4
13.0
12.1
9.8
9.0
10.7
8.7
2.9
3.7
8.9%
YTD Jun 07
YTD Jun 06
0.0
20.0
40.0
60.0
80.0
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as the CRS Portfolio which was acquired on 1 June 2007.
2. Higher mainly due to higher property tax and property management fee incurred as a result of higher Gross Revenue and Net Property Income. Non-recurring expenses and earlier incurrence of maintenance and marketing expenses also contributed to the increase.
3. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Property Operating Expense for Other Assets is lower than 1H 2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.

CapitaMall Trust

Net Property Income
1H 2007 vs 1H 2006

Robust Net Property Income Growth of 6.6%



CMT Portfolio1
107.2
100.6
Tampines Mall
19.3
18.8
Junction 82
14.7
14.0
Funan DigitaLife Mall
8.1
7.6
IMM Building
18.5
14.6
Plaza Singapura
24.1
22.8
Bugis Junction3
18.3
17.4
Others4
4.2
5.4
6.6%
YTD Jun 07
YTD Jun 06
0
20
40
60
80
100
120
S$ million

1. Excluding the joint acquisition of Raffles City through RCS Trust by CMT (40%) and CCT (60%) which was completed on 1 September 2006 as well as CRS Malls which were acquired on 1 June 2007.
2. Due to asset enhancement of Basement 1 food kioks for Junction 8.
3. Due to asset enhancement at Basement 2 of Bugis Junction.
4. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre. Net Property Income for Other Assets is lower than 1H 2006 mainly because asset enhancement works for Sembawang Shopping Centre commenced in March 2007 instead of October 2007.

Debt Capital Information as at 30 June 2007

(including 40% share in RCS Trust and 100% share in CRS)

Debt Maturity Profile



Commercial Mortgage Back Security ("CMBS") under Silver Maple
Short Term Borrowings
CMBS under Silver Oak to part finance the 40% share of the Raffles City acquisition
Class A – D Bonds and RCF of CRS
Bridge loan to finance acquisition of 72.8% of Class E Bonds of CRS
S$ million
800.00
700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
418.6
18.2%
128.3
5.6%
290.3
12.6%
302.6
13.1%
335.0
14.5%
125.0
5.4%
346.4 2
15.0%
783.0
33.8%
433.0
18.7%
350.0
15.1%
Short Term Facilities
2008
2009
2010
2011
2012

1. Moody's has assigned a corporate family rating of "A2" to CMT with a stable outlook in April 2006. The Property Funds Guidelines also provide that the aggregate leverage of CMT may exceed 35.0% of the value of the Deposited Property of CMT (up to a maximum of 60%) if a credit rating of the REIT from Fitch,Inc., Moody's or Standard & Poor's is obtained and disclosed to the public.
2. CMT's 40% share of CMBS debt taken at RCS Trust level to part finance the Raffles City acquisition. Of the total CMBS of S$866.0 million, S$136.0 million (our 40.0% share thereof is S$54.4 million) is "AA" rated, the balance is "AAA" rated.

Key Statistics

CMT

(excluding 40% share in RCS Trust and 100% share in CRS)

Interest Cover	4.9 times
Average Cost of Debt	3.2%
Debt Rating	" AAA "
CMT's Corporate Rating[1]	" A2 "

CMT Group

(including 40% share in RCS Trust and 100% share in CRS)

Gearing Ratio	40.3%
Average Cost of Debt	3.4%

CapitaMall Trust

Valuation and Property Yield

CMT Portfolio (excluding CRS Portfolio) As at 30 June 2007 S$ million	Previous Valuation [1]	Valuation 2007 [2]	Variance	Property Yield[3]
Tampines Mall	655.0	703.0	48.0	5.2%
Junction 8	489.0	510.0	21.0	5.6%
Funan DigitaLife Mall	260.0	303.0	43.0	5.0%
IMM Building	558.0	584.0	26.0	5.6%
Plaza Singapura	835.0	909.0	74.0	5.0%
Bugis Junction	665.0	700.0	35.0	5.2%
Others [4]	206.7	223.3	16.6	4.6%
	3,668.7	3,932.3	263.6	5.2%
Raffles City (40%)	906.4	964.4	58.0	4.6%
Total	**4,575.1**	**4,896.7**	**321.6**	**5.1%**

Less additions for the period 1 Jan to 30 June 2007 [5]	(31.3)
Net increase in valuations for the period 1 Jan to 30 June 2007	290.3
Add revaluation surplus as at 31 Dec 2006	738.7
Surplus as at 30 June 2007 (excluding CRS Portfolio)	**1,029.0**

1. Valuation as at 1 Dec 2006.
2. Valuation as at 1 June 2007.
3. Property yield based on net property income forecast for the year ending 31 Dec 2007 as shown in CMT OIS dated 29 August 2006.
4. Comprising Sembawang Shopping Centre, Hougang Plaza and Jurong Entertainment Centre.
5. Included S$0.2m from the 40% interest in Raffles City.

Valuation and Property Yield

CRS Portfolio As at 30 June 2007 S$ million	Valuation [1]	Property Yield [2]
Bukit Panjang Plaza	249.0	5.1%
Lot One Shoppers' Mall	376.0	5.5%
Rivervale Mall	85.0	5.6%
Total	**710.0**	**5.4%**

1. Valuation as at 2 April 2007.
2. Property yield based on stabilised income.

Revaluation Surplus - CMT Portfolio (inclusive of CRS Portfolio)
As at 30 June 2007
S$ million

CMT's share of CRS Revaluation Surplus as at 30 June 2007	51.2
Surplus as at 30 June 2007 (excluding CRS Portfolio)	1,029.0
Surplus as at 30 June 2007 (including CRS Portfolio)	**1,080.2**

CapitaMall Trust

Balance Sheet

As at 30 June 2007[1]	S$'000
Non Current Assets	5,707,187
Current Assets	74,489
Total Assets	5,781,676
Current Liabilities	531,841
Non-Current Liabilities	1,949,255
Less Total Liabilities	2,481,096
Net Assets	3,300,580
Unitholders' Funds	3,300,580
Units In Issue ('000 units)	1,564,311[2]

Net Asset Value per unit (as at 30 June 2007)	S$2.11
Adjusted Net Asset Value per unit (excluding distributable income)	S$2.08

1. Balance sheet at Group level is after including the proportionate consolidation of CMT's 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN Pte. Ltd. (with effect from 13 April 2007) and equity accounting of its associate.
2. Including 545,368 new units which will be issued in Aug 2007 as payment of asset management fees for 2Q 2007.

Year on Year Net Asset Value per Unit Growth

Net Asset Value Per Unit Registered an Average Annual Growth of 19% Since 2003



S$ 1.03
+27%
S$ 1.31[1]
+25%
S$ 1.64[1]
+14%
S$ 1.87[2]
+11%
S$ 2.08[3]
2003
2004
2005
2006
2007

1. NAV computations were based on CMT and its associates' results which were after equity accounting of the associate, CRS. This value excludes distributable income.
2. NAV computations were based on CMT and its investee's results which were after equity accounting of the associate, CRS. This value excludes distributable income.
3. NAV computation was based on CMT Group's results which were after taking in proportionate consolidation of CMT's 40% interest in Raffles City, consolidation of 100% interest in CRS (with effect from 1 June 2007) and CMT MTN Pte. Ltd. (with effect from 23 April 2007) and equity accounting of its associates. This value excludes distributable income.

CapitaMall Trust

CapitaMall Trust

Portfolio Update

Summary of Renewals / New Leases

Strong Rental Rates Achieved vs Forecast & Preceding Rentals

From 1 January to 30 June 2007 (Excluding Newly Created Units)					
Property	No. of Renewals/ New Leases[1]	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS	
		Area (sq ft)	% Total NLA	% Forecast Rental Rates	% Preceding Rental Rates
Tampines Mall	10	37,369	11.7	6.2	14.4
Junction 8	27	40,518	16.5	2.2	9.8
Funan DigitaLife Mall	24	28,387	9.6	8.7	12.5
IMM Building[2,3]	14	94,268	22.9	1.0	2.5
Plaza Singapura	15	10,014	2.0	6.3	7.3
Bugis Junction	44	219,320	51.9	6.8	20.2
Other assets[4]	5	8,519	4.7	8.2	14.5
CRS Malls[5]	2	965	0.2	1.3	6.0
CMT Portfolio	141	439,759	15.7	5.7	11.2

1. Includes only retail leases of CMT and CRS Malls , excluding Raffles City Shopping Centre and Sembawang Shopping Centre.
2. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 64 units originally budgeted to be affected by asset enhancement works at Level 1 ,2 and 3 were excluded from the analysis.
3. Lower Preceding and Forecast rental rate due to the renewal of anchor tenant (Giant) at forecast rental rate.
4. Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.
5. Renewals/New leases for CRS Malls for the period since acquisition, from 1 June 2007 to 30 June 2007.

CapitaMall Trust

Strong Renewals Achieved Year-on-Year

CMT Portfolio (Year)	No. of Renewals/ New Leases	Net Lettable Area		Increase/Decrease in Current Rental Rates Vs	
		Area (Sq Ft)	% of Total NLA[1]	Forecast Rental Rates	Preceding Rental Rates
2007[2]	141	439,759	15.7	5.7% [3]	11.2%
2006[4]	299	505,857	17.8	4.7%[5]	8.3%
2005[6]	189	401,263	23.2	6.8%[7]	12.6%
2004	248	244,408	14.2	4.0%[8]	7.3%
2003	325	350,743	15.6	6.2%[9]	10.6%

1. As at 31 December 2003, 31 December 2004, 31 December 2005 and 31 December 2006 and 30 June 2007 respectively.
2. As at 30 June 2007. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 64 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 of IMM building were excluded from the analysis. Renewals/ New leases include those from the CRS Malls since 1 June 2007 and excludes Raffles City Shopping Centre Retail Tenants.
3. Based on the forecast shown in the CMT OIS dated 29 August 2006.
4. As at 31 December 2006. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 219 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 of IMM building were excluded from the analysis.
5. Forecast rental rates for the period from 1 January 2006 to 31 August 2006 , are the basis for the forecast shown CMT Circular dated 18 October 2005 and the forecast rental rates for the period 1 September 2006 to 31 December 2006 is the basis for forecast shown in the CMT OIS dated 29 August 2006. Excluding Hougang Plaza Units, Jurong Entertainment Centre, Sembawang Shopping Centre and Bugis Junction which were acquired in 2005. Only renewals of retail units not budgeted to be affected by asset enhancement works were taken in account. 219 units originally budgeted to be affected by asset enhancement works on Level 2 & 3 of IMM Building were excluded from the analysis.
6. As at 31 December 2005. Only renewal of retail units not budgeted to be affected by asset enhancement works were taken into account, 149 units originally budgeted to be affected by asset enhancement works at Level 2 and Level 3 were excluded from the analysis.
7. Forecast rental rates for the period from 1 January 2005 to 30 October 2005 is the basis for the forecast shown in the CMT Circular dated 20 July 2004 and the forecast rental rates for the period 31 October 2005 to 31 December 2005 is the basis for forecast shown in the CMT Circular dated 18 October 2005.
8. Forecast rental rates for the period 1 January 2004 to 1 August 2004 is the basis for the forecast shown in the CMT Circular dated 11 June 2003 and the forecast rental rates for the period 2 August 2004 to 31 December 2004 is the basis for the forecast shown in the CMT Circular dated 20 July 2004.
9. Forecast rental rates for the period 1 January 2003 to 25 June 2003 is the basis for the forecast shown in the CMT Circular dated 28 June 2002 and the forecast rental rates for the period 26 June 2003 to 31 December 2003 is the basis of the forecast shown in the CMT Circular dated 11 June 2003.

Strong Retail Rental Renewals Achieved At Raffles City Shopping Centre

Since Acquisition to 30 June 2007 (Excluding Newly Created Units)					
Property	No. of Renewals/ New Leases	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS	
		Area (sq ft)	% Total NLA	% Forecast Rental Rates	% Preceding Rental Rates
Raffles City (Retail)	34	132,537	37.5	9.0	17.2

Asset Enhancements, Active Leasing & Established Retail Real Estate Platform Drive Average Rental Growth

Strong weighted average rental growth of 30.3% since the respective malls' inclusion into the CMT portfolio



47.2%
62.0%
16.3%
33.6%
16.6%
6.6%
30.9%
12.4%
Tampines Mall
Junction 8
Funan DigitaLife Mall
IMM Building 2
Plaza Singapura
Hougang Plaza
Jurong Entertainment Centre
Bugis Junction
Since Acquisition
As at 30 June 07

1. Weighted average gross rental revenue growth of retail tenants across CMT Malls, excluding Sembawang Shopping Centre, Raffles City Shopping Centre and CRS Malls.
2. Includes average rent for IMM retail tenants only.

CapitaMall Trust

Gross Turnover Rent & Step-Up Leases

% of Total Portfolio of Tenants[1]


100%
80%
60%
40%
20%
0%
76.6%[2]
57.9%[3]
84.1%[2]
73.2%[3]
Tenants with Step-Up Rental
Tenants Paying GTO Rent
As at Jun 07
As at Jun 06

No. of Tenants[1] in the Portfolio


1600
1400
1200
1000
800
600
400
200
0
1,269[2]
742[3]
1,393[2]
938[3]
Tenants with Step-Up Rental
Tenants Paying GTO Rent

1. Includes retail leases only.
2. Includes Raffles City and CRS Malls and excludes Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.
3. Excludes Raffles City which was acquired in September 2006, CRS Malls which were acquired in June 2007 and excludes Sembawang Shopping Centre which commenced major asset enhancement works in March 2007.

CapitaMall Trust

Portfolio Lease Expiry Profile by Year

As at 30 Jun 2007[1]	No. of Leases	Gross Rental Income	
		S$'000	% of Total[2]
2007	292	3,871	13.5
2008	490	6,904	24.0
2009	629	9,581	33.3
2010 and Beyond	413	8,389	29.2

Weighted Average Lease Term to Expiry by Rental & NLA

CMT Portfolio	As at 30 June 2007[1]
By Gross Rent	2.11
By Net Lettable Area	2.37

1. Excluding CMT's 40% stake in Raffles City. Excluding Sembawang Shopping Centre which commenced major asset enhancement works in March 2007 . Including CRS Malls.
2. As percentage of total gross rental income for the month of June 2007

CapitaMall Trust

Portfolio Lease Expiry Profile for 2007 By Property

As at 30 Jun 2007	No. of Leases	Net Lettable Area		Gross Rental Income	
		Sq. ft.	% of total[1]	S$'000	% of total[2]
Tampines Mall	32	72,962	22.5%	898	21.8%
Junction 8	53	44,345	18.0%	739	23.2%
Funan DigitaLife Mall	16	17,325	6.0%	164	8.1%
IMM Building	101	133,003	16.8%	671	13.9%
Plaza Singapura	21	16,281	3.3%	308	6.1%
Bugis Junction	17	29,622	7.0%	379	8.5%
Others[3]	5	11,034	6.1%	100	11.7%
CRS Malls	47	47,133	10.9%	612	14.5%

1. As percentage of total net lettable area as at 30 June 2007
2. As percentage of total gross rental income for the month of June 2007.
3. Comprising Hougang Plaza Units, and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced asset enhancement works commencing March 2007.

High Committed Occupancy Rates at All Malls

Achieved Close to 100% Occupancy Rate as at 30 Jun 2007

	As at 31 Mar 06	As at 30 Jun 06	As at 30 Sept 06	As at 31 Dec 06	As at 31 Mar 07	As at 30 Jun 07
Tampines Mall	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Junction 8	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Funan DigitaLife Mall	98.3%	98.0%	99.9%	99.6%	97.4%	98.6%[1]
IMM Building[2]	97.1%	95.0%[3]	99.6%	99.0%	98.4%	99.3%
Plaza Singapura	100.0%	100.0%	100.0%	100.0%	99.9%	100.0%
Bugis Junction	99.9%	100.0%	100.0%	100.0%	100.0%	100.0%
Others[4]	100.0%	100.0%	100.0%	100.0%	98.2%	100.0%
CRS Malls[5]	100.0%	100.0%	100.0%	100.0%	98.2%	99.9%
CMT Portfolio	99.3%	98.9%	99.6%	99.6%	99.3%	99.7%

1. Due to asset enhancement works at Funan DigitaLife Mall , which affected occupancy rate for the month.
2. Information is based on IMM retail space only.
3. Lower occupancy rate due to reconfiguration of units on Level 2 and Level 3.
4. Comprising Hougang Plaza and Jurong Entertainment Centre, excluding Sembawang Shopping Centre which commenced major Asset Enhancement works in March 2007.
5. Comprising Lot One Shoppers' Mall , Rivervale Mall and Bukit Panjang Plaza.

Top 10 Tenants

1. Ten Largest Tenants[1] by Total Gross Rental Contribute 21.2% of Total Gross Rental
2. No One Tenant Contribute more than 3.4% of Total Gross Rental

S/N	Tenant	Trade Sector	Expiry Date [2]	Area (sq ft)	% of Gross Rental Income	% of Net Lettable Area
1	BHG (Singapore) Pte. Ltd. [3]	Department Store	Mar 08, May 10 & Apr 11	222,372	3.4%	5.7%
2	Cold Storage Singapore (1983) Pte Ltd [4]	Supermarket / Warehouse / Services	Oct 07, Sep 07, Mar 08, Jul 08, Nov 08, Jan 09, Jun 09, Jul 09, Sep 09, Oct 09, Dec 09, Mar 10 & Apr 10	180,712	3.1%	4.7%
3	NTUC Fairprice Co-operative Limited	Supermarket / Electronics/ Department Store	Nov 07, Mar 08, Nov 08, Dec 08, Nov 09, Dec 09, Feb 10, Dec 10 & Dec 11	142,593	2.9%	3.7%
4	Golden Village Multiplex Pte Ltd	Leisure and Entertainment	Feb 08, Nov 09 & Nov 10	116,056	1.9%	3.0%
5	Kopitiam [5]	Food Court	Sep 07, Nov 07, Aug 08, Nov 08, Feb 09 & Mar 10	73,910	1.9%	1.9%
6	Best Denki (Singapore) Pte Ltd	Electronics / Warehouse	Dec 07, Apr 10, Aug 10 & Dec10	76,528	1.8%	2.0%
7	Wing Tai Holdings Ltd [6]	Fashion / Food & Beverage	Aug 07, Nov 07, Dec 07, Apr 08, Oct 08, Feb 09, May 09, Jul 09, Aug 09, Sep 09 & Nov 09	25,537	1.6%	0.7%
8	Robinson & Co (S) Pte Ltd	Department Store	Feb 08, Sep 09 & Mar 10	121,061	1.6%	3.1%
9	Baleno Kingdom (Singapore) Pte Ltd	Fashion	Nov 07, May 08, Oct 08, Nov 08, Jun 09, Jul 09, Aug 09, Sep 09, Nov 09, Dec 09, May 10 & Jun 10	18,749	1.5%	0.5%
10	Carrefour Singapore Pte Ltd	Supermarket	Nov 09	88,211	1.5%	2.3%

1 Top ten includes tenants from CMT Malls , CRS Malls and Raffles City Shopping Centre.
2 Some of the tenants above have signed more than one tenancy agreement and this has resulted in more than one tenancy expiry date for such tenants.
3 Formerly known as Seiyu (Singapore) Private Limited.
4 Including Cold Storage, Giant, Guardian, 7-Eleven and Photo Finish.
5 Comprises Kopitiam Investment Pte Ltd, Copitiam Pte. Ltd. And S28 Holdings Pte Ltd (which is a wholly owned subsidiary of Kopitiam Investment Pte Ltd).
6 Including Dorothy Perkins, Fox Apparel, Nike and Yoshinoya.

Well Diversified Trade Mix Across Portfolio

By Net Lettable Area


15.4%
11.6%
10.4%
11.1%
8.2%
7.9%
7.0%
8.9%
4.8%
3.3%
11.4%

By Gross Rental Income


23.0%
17.3%
7.7%
6.7%
5.5%
1.3%
6.2%
21.7%
4.1%
3.3%
3.2%

- □ Food & Beverage/Food Court
- □ Educational/Services
- □ Leisure and Entertainment/Sports & Fitness
- □ *Department Store*
- □ Supermarkets
- □ Warehouse
- □ Electronics
- □ Fashion
- ■ Home Furnishings
- □ Books/Gifts & Specialty/Hobbies/Toys
- □ Office Rental

As at 30 Jun 2007

CapitaMall Trust

Gross Turnover and Gross Rent Comparison

Tenants' GTO Growth Outpaces Increase in Gross Rent[1]

Tampines Mall (Sample Size[2]: 95)

	GTO (in'000s)	Increase	Gross Rent (in '000s)	Increase
2006	58,563		10,436	
2007	61,792	5.5%	10,685	2.4%

Plaza Singapura (Sample Size[2] : 93)

	GTO (in'000s)	Increase	Gross Rent (in '000s)	Increase
2006	54,791		9,067	
2007	57,210	4.4%	9,360	3.2%

Junction 8 (Sample Size[2] : 100)

	GTO (in'000s)	Increase	Gross Rent (in '000s)	Increase
2006	30,517		7,343	
2007	32,056	5.0%	7,630	3.9%

1 Includes additional GTO rent.
2 Includes only tenants with complete GTO information since 2005.

CapitaMall Trust

Occupancy Cost

Occupancy Cost Within Healthy Range & In Line with Market Norms

Malls[1]	Sales per sq. ft. (S$)	Occupancy Cost
Tampines Mall	85.56	16.3%
Junction 8	77.58	16.7%
Plaza Singapura	77.83	16.6%
Bugis Junction	93.42	15.4%

1 Includes only GTO paying tenants with complete Gross Turnover information for the 12 month period from 1 June 2006 to 30 May 2007.

Potential of Trade Remixing to Optimise Rental



Average Rent[1] psf per month[1,2]
% of Total Net Lettable Area
25
20
15
10
5
0
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
Average Gross Rental
S$9.66
Supermarkets and Hypermarts
Food & beverage
Gifts and Specialty
Department store
Home Furnishings
Leisure and Entertainment
Electronics
Services
Fashion
Food Court
Books
Hobbies
Educational
Sports/ Fitness
Toys
Warehouse
Office Rental
Average Rent
% of Total NLA

1 Excluding turnover rent.
2 Excluding Raffles City Hotels and Convention Centre and Raffles City Tower. Includes CMT Malls , Raffles City Shopping Centre and CRS Malls .

CapitaMall Trust

CapitaMall Trust

Raffles City

RCS Trust
1H 2007 (1 Jan 2007 to 30 Jun 2007)

	1 Jan 2007 to 30 Jun 2007			
	CMT's 40% Interest			RCS Trust
	Actual S$'000	Forecast S$'000	Var. %	Actual S$'000
Gross Revenue	**32,221**	**30,538**	**5.5%**	**80,553**
- Retail	12,735	12,342	3.2%	31,837
- Office	5,055	4,401	14.8%	12,638
- Hotel	13,354	13,029	2.5%	33,386
- Others	1,077	766	40.7%	2,692
Net Property Income	**23,450**	**22,013**	**6.5%**	**58,625**

1.The forecast is based on management's forecast for the period 1 January 2007 to 30 June 2007. *This, together with the* forecast for the period 1 July 2007 to 31 December 2007, is the forecast shown in the Circular dated 29 August 2006.

RCS Trust

Occupancy and Renewals/New Leases

Renewals and New Leases Committed (1 Jan to 30 Jun 2007)

	Renewed/New Leases as at 30 Jun 2007 (% of Office and Retail NLA) (sq ft)	Increase in Rental Rates vs		Committed Occupancy as at 30 Jun 2007
		Forecast Rental Rates	Preceding Rental Rates	
Raffles City Shopping Centre	**124,560 (17.0%)**	**9.9%**	**18.8%**	**99.8%**
Raffles City Tower	**108,608 (14.8%)**	**55.6%**	**63.8%**	**100.0%**
Weighted Average	**233,178 (31.8%)**	**24.8%**	**32.1%**	**99.9%**

Strong Rental Renewals for Raffles City

Strong Rental Rates Achieved for Raffles City Since Acquisition

Since Acquisition to 30 June 2007 (Excluding Newly Created Units)					
Property	No. of Renewals/New Leases	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS	
		Area (sq m)	% Office / Retail NLA	% Forecast Rental Rates	% Preceding Rental Rates
Raffles City Shopping Centre	34	12,313	37.5	9.0	17.2
Raffles City Tower	33	18,240	51.6	33.9	36.5

CapitaCommercial Trust

CapitaMall Trust

Raffles City
Lease Expiry Profile

Leases up for Renewal (By Gross Rental Income) as at 30 Jun 2007



50%
40%
30%
20%
10%
0%
3.4%
5.3%
1.6%
9.4%
9.5%
13.4%
2.8%
12.0%
42.6%
2007
2008
2009
2010
2011 and Beyond
Retail[1] Office Hotels and Convention Centre[2]

1. Excluding turnover rent
2. The hotels and convention centre master lease at Raffles City is on a 20-year lease commencing from 7 November 1996

CapitaCommercial Trust

CapitaMall Trust

Raffles City Tower
Lease Expiry Profile

Leases up for Renewal (By Gross Rental Income) as at 30 Jun 2007



70%
60%
50%
40%
30%
20%
10%
0%
19.9%
9.1%
55.0%
16.0%
2007
2008
2009
2010
2011 and Beyond

Weighted Average Expiry	1.5 yrs

Raffles City Shopping Centre
Lease Expiry Profile

Leases up for Renewal (By Gross Rental Income[1]) as at 30 Jun 2007


40%
30%
20%
10%
0%
13.2%
23.5%
33.3%
30.0%
2007
2008
2009
2010
2011 and Beyond

Weighted Average Expiry	1.7 yrs

1. Excluding turnover rent.

CapitaCommercial Trust

CapitaMall Trust

CapitaMall Trust

CapitaRetail China Trust (CRCT)

Summary of CRCT Results
2Q 2007 (1 Apr – 30 Jun 2007)

2Q 2007: Distributable Income exceeds forecast[1] by 9.6%

	1 Apr – 30 Jun 07			1 Jan – 30 Jun 07			YTD 2007[2]
	Actual	Forecast[1]	Change %	Actual	Forecast[1]	Change %	Actual
Gross Revenue (S$'000)	17,857	19,233	(7.2)	34,922	37,464	(6.8)	41,262
Net Property Income (S$'000)	12,437	12,643	(1.6)	23,126	24,380	(5.1)	25,547
Distributable Income[3]	8,082	7,372	9.6	15,247	13,912	9.6	15,547
Distribution Per Unit **For the period** **Annualised**	 1.70¢ 6.82¢	 1.55¢ 6.22¢	 9.6 9.6	 3.21¢ 6.46¢	 2.93¢ 5.90¢	 9.6 9.6	 3.27¢[4] N.M.[5]
Distribution Yield **- S$3.16 per unit (closing as at 30 Jun 07)** **- S$2.74 per unit (closing as at 24 Jul 07)**	 2.16% 2.49%	 1.97% 2.27%	 9.6 9.6	 2.04% 2.36%	 1.87% 2.15%	 9.6 9.6	 N.M.[5] N.M.[5]

1. The forecast is based on the forecast shown in CRCT Prospectus (the "Prospectus") dated 29 November 2006.
2. YTD 2007 includes private trust period from 23 October 2006 to 7 December 2006 ("Private Trust Period") and public trust period from the date of listing on 8 December 2006 ("Listing Date") to 30 June 2007.
3. As disclosed in the Prospectus, the first distribution after the Listing Date will be for the period from the Listing Date to 30 June 2007 and will be paid by the Manager on or before 30 September 2007.
4. The Books Closure Date is on 12 September 2007, and Unitholders can expect to receive their YTD 2007 distribution of 3.27 cents per unit on 24 September 2007.
5. N.M.- not meaningful

CapitaMall Trust

CRCT Performance
Since IPO (Dec 2006) to 30 June 2007

- ☑ Strategic long term Investment
- ☑ 222% Unit Price Appreciation since subscription[3]
- ☑ 95.1 million units held by CMT
- ☑ SGD 204.9 million net gain since subscription[4]


% change in unit price/index value
IPO[1] to 30 June 07
CRCT + 179.6%[2]
STI + 22.3%
SESPROP + 42.8%
CRCT
SESPROP
STI
185
165
145
125
105
85
65
45
25
5
-15
-35

STI – Straits Times Index, SESPROP – Singapore Property Equities Index

Source : Bloomberg, CMTML

1. CRCT IPO on 8 Dec 2006
2. Based on the IPO price of S$1.13.
3. Based on the subscription price of S$0.981 per unit in CapitaRetail China Trust ("CRCT") (as described in the CRCT prospectus dated 29 November 2006) and the closing price of S$3.16 per CRCT unit on 30 June 2007.
4. CMT's net paper gain from its investment in CRCT is approximately S$204.9 mil or S$168.0 mil if we assume tax thereof of 18%. The above paper gain is arrived at, using CMT's approximate interest cost to date of S$2.3m.

CapitaMall Trust

Paper Gain from Investment in CRCT
As at 30 June 2007

Number of units	95.1million (or 20% share of CRCT)
Subscription price	S$0.981 per CRCT unit
Closing price of CRCT (*as at 30 June 2007*)	S$3.16 per CRCT unit
Net paper gain on CMT's 20% share, after interest cost	S$204.9 million
Net paper gain on CMT's 20% share, after interest cost and tax	S$168.0 million



CapitaRetail China Trust

CapitaMall Trust

CapitaMall Trust

Asset Enhancements Update

AEI Timeline[1] and Capital Expenditure[1] Outlay



2007
2008
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
IMM Building
S$ 48.8 million
S$ 12.2 million
Tampines Mall
S$ 9.9 million
Sembawang Shopping Centre
S$ 24.3 million
S$ 44.0 million
Junction 8
S$ 4.8 million
Plaza Singapura
S$ 0.7 million
Bugis Junction
S$ 18.8 million
S$ 12.6 million
Raffles City Shopping Centre (Phase 1)
S$ 51.0 million
S$ 17.0 million
Lot One
S$ 10.3 million
S$ 41.4 million
S$ 168.6 million
S$ 127.2 million

1 Based on manager's forecast

CapitaMall Trust

CapitaMall Trust

Lot One Shopper's Mall

Lot One Shoppers' Mall
Artist's Impression of New Facade



CapitaMall Trust

Lot One Shoppers' Mall
Proposed Asset Enhancement Works

- Decant space currently occupied by Chua Chu Kang branch of the National Library Board constituting approx. 15,500 sq ft in GFA.
- Library will occupy area classified for use by Civic and Community Institution, which is deemed non-GFA.
- Create 4-storey retail extension block measuring over 16,500 sq ft in NLA
- Existing basement foodcourt will relocate to Level 4 of new retail extension block and the supermarket will move to take over the space vacated by the foodcourt
- New F&B cum specialty shops will be introduced at the reconfigured area relinquished by the supermarket on Basement 1

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Asset Enhancement Works

- Level 1 of retail extension block will seamlessly connect to the Chua Chu Kang MRT station via a covered linkway
- More than 50 new shops will be created on Levels 1, 2, 3, and 4 of the retail extension block
- Library on Level 3 will relocate to enlarged premise, measuring 25,700 sq ft, on Level 4
- Rooftop landscaped garden, comprising a children's playground and a designated water play area with interactive features, to be created on the rooftop
- New set of escalators, linking Basement 1 to Level 5, will be installed

Lot One Shoppers' Mall
Proposed Basement 1 Plan


Reconfiguration of existing Supermarket space to F&B units / kiosks and specialty units
New escalator from Level 1 Open Plaza
SUPERMARKET
New food street through reconfiguration of existing kiosks
F&B
Retail

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Level 1 Plan

Extension of retail floor plate towards Choa Chu Kang MRT Station

New escalator for direct connection to Basement 1

New escalator to ease circulation from Levels 1 to 5

Fully covered 4 storey high Open Plaza



Slabbing of voids to create a larger atrium

■ *F&B*

□ *Retail*

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Level 2 Plan



New units created through extension of floor plate over the Open Plaza
New escalator to ease circulation from Levels 1 to 5
Slabbing of voids to create 8 nos. of retail kiosks
F&B
Retail

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Level 3 Plan



New units created through extension of floor plate over the Open Plaza
New escalator to ease circulation from Levels 1 to 5
Slabbing of voids to create 4 nos. of retail kiosks
F&B
Retail

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Level 4 Plan

Relocation of Food Court from Basement 1 to Level 4

Enlarged Community Library of over 25,000sf

New escalator to ease circulation from Levels 1 to 5



FOOD
COURT

New void to enhance visibility of the upper levels

F&B

Retail

CapitaMall Trust

Lot One Shoppers' Mall
Proposed Level 5 Plan

Landscaped Roof Plaza incorporating Wet & Dry Playground and TV Room

New escalator to ease circulation from Levels 1 to 5


Stage
Event Plaza
Splash Zone

Open Plaza with Amphitheatre for Community Events

F&B

Retail

Lot One Shoppers' Mall

Proposed Rooftop Landscaped Garden on Level 5



www.playpoint.com.sg
PHOTOS
PLANVIEW
ELEVATIONVIEW
PROPOSED OF CHILDREN PLAYGROUND FOR
LOT 1
KOMPAN
Playful Living
playpoint

Lot One Shoppers' Mall
Proposed Wet Play Area


GEROME
ARTIST'S IMPRESSION

Lot One Shoppers' Mall
Proposed Dry Play Area



Lot One Shoppers' Mall
Indicative AEI Timeline

Activity	Target Completion Date[1]
Basement 1 Reconfiguration	4th Quarter 2007
Extension of Levels 1 to 3	1st Quarter 2008
Extension of Levels 4 and 5	2nd Quarter 2008
Rooftop Landscape Plaza	4th Quarter 2008

1. Based on Manager's estimates

Lot One Shoppers' Mall
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$51.7 mil	3rd Qtr 2007	4th Qtr 2008

	AEI Budget[1]
Incremental Gross Revenue p.a.	S$ 6.9 mil
Incremental Net Property Income	**S$ 5.2 mil**
Total Capital Expenditure	S$ 51.7 mil
Return on Investment	10.0%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$ 94.4 mil
Increase in Value (net of investment cost)	**S$ 42.7 mil**

1 Forecast value creation is based on Manager's estimates

CapitaMall Trust

CapitaMall Trust

Jurong Entertainment Centre

Jurong Entertainment Centre (JEC) AEI Following Increase in Plot Ratio

	Before Increase of GPR	After Increase of GPR	Variance
Gross Plot Ratio (GPR)	**1.85**	**3.0**	**62%↑**
Allowable GFA	**170,000 sq ft**	**275,500 sq ft[1]**	**62%↑**
Net Lettable Area	**111,000 sq ft**	**211,700 sq ft[1]**	**91%↑**

1 Based on Manager's estimates

- Urban Redevelopment Authority granted plot ratio increase from 1.85 to 3.0. Differential Premium of $12.3 million locked in since Feb 2007
- Proposed new Olympic-sized ice skating rink, first-of-its-kind in Singapore, is pending approval from relevant authorities to be integrated as Civic and Community Institutions ("C&CI") uses. Upon approval from the authorities, it will add approx. 35,000 sq ft of additional GFA at JEC
- Key asset enhancement works proposed include:
  - Relocating the 6-screen cineplex from Level 1 to Level 5
  - Creation of a new retail floor, Level 5
  - Reconfiguration of shops in the entire mall to maximise efficiency
  - Construct a rooftop landscaped garden

CapitaMall Trust

Jurong Entertainment Centre
Proposed AEI – Level 1



Before



1ST STOREY PLAN
F&B
Retail

After

	Current	After AEI[1]	Variance
Net Lettable Area	19,000 sq ft	38,300 sq ft	+ 19,300 sq ft

1. Based on Manager's estimates.

Jurong Entertainment Centre
Proposed AEI – Level 2



F&B
Retail

Before **After**

	Current	After AEI[1]	Variance
Net Lettable Area	41,900 sq ft	53,300 sq ft	+ 11,400 sq ft

1. Based on Manager's estimates.

Jurong Entertainment Centre
Proposed AEI – Level 3



Proposed new Olympic-sized ice skating rink
F&B
Retail

Before

After

	Current	After AEI[1]	Variance
Net Lettable Area	44,100 sq ft	59,700 sq ft	+ 15,600 sq ft

1. Based on Manager's estimates.

Jurong Entertainment Centre
Proposed AEI – Level 4



Before


F&B
Retail

After

	Current	After AEI[1]	Variance
Net Lettable Area	6,000 sq ft	28,700 sq ft	+ 22,700 sq ft

1. Based on Manager's estimates.

Jurong Entertainment Centre
Proposed AEI – Level 5



Before


F&B
Retail

After

	Current	After AEI[1]	Variance
Net Lettable Area	0 sq ft	31,700 sq ft	+ 31,700 sq ft

1. Based on Manager's estimates.

Jurong Entertainment Centre
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$115.5 million	**2nd Quarter 2008**	**2nd Quarter 2009**

	AEI Budget[1]
Incremental Gross Revenue	S$ 14.6 million
Incremental Net Property Income	**S$ 10.9 million**
Capital Expenditure (includes Differential Premium)	S$ 115.5 million
Return on Investment	9.5 %
Capital Value of AEI (assumed at 5.5% capitalisation rate)	S$ 198.7 million
Increase in Value (net of investment costs)	**S$ 83.2 million**

1. Based on Manager's estimates.

CapitaMall Trust

CapitaMall Trust

Funan DigitaLife Mall

Funan DigitaLife Mall
Exploring Options to Unlock & Maximise Value

- Received URA's provisional permission to maximise unutilised GFA of approx. 386,000 sq ft. Funan employed only 3.88 of its allowable plot ratio of 7.0.
- Differential Premium locked in at $63.7 million
- Funan's effective land cost of S$485 per sq ft compares favorably to ongoing land sales price for commercial / retail sites
- Exploring options to unlock value for Unitholders

	Existing	Allowable	Variance
Gross Plot Ratio	**3.88**	**7.0**	**80%** ↑
Gross Floor Area	**482,100 sq ft**	**867,600 sq ft**	**385,500** ↑

	Total (S$ million)	$ per sq. ft. GFA
Current Valuation	303	S$ 629 (existing)
Differential Premium [1]	64	S$ 74 (allowable)
99-year lease top up premium [1]	55	S$ 63 (allowable)
Effective Land Cost	**422**	**S$ 485 (allowable)**

1. Based on Manager's estimates

CapitaMall Trust

CapitaMall Trust

Tampines Mall

Tampines Mall Phase 1 AEI (Courts Cluster) Completed on Schedule

Level 1 - Reconfiguration and addition of prime retail space



Before | **Phase 1 Courts Cluster** | **After**

Planned Escalators

CapitaMall Trust

Tampines Mall Phase 1
New Tenants Have Commenced Operations



Levi's Signature

New shops @ L1
Business commenced
Mid May 07


CRABTREE & EVELYN





ness



New escalator opposite
Tampines MRT linking L1 to L2

CapitaMall Trust

Tampines Mall Phase 1
Revenue Grows by 75%






PAZZION

Business commenced end May 07

New shops:

Joop
My Room
F.LY
Hair mechanics
Pazzion
Blum
StarHub


G-FACTORY



CapitaMall Trust

Tampines Mall Phase 1
100% Committed, Revenue Up 75%

	Current	After AEI[1]
Total Net Lettable Area of affected units	9,312 sq ft	8,905 sq ft
Average Rent per sq ft	S$10.53	S$19.74
Total Gross Rent p.a.	S$1.2 million	S$2.1 million
Increase in Gross Revenue p.a.	S$0.9 million (75%)	
Completion Date	Mid-May 2007	

1. Based on Manager's estimates

CapitaMall Trust

Tampines Mall
Phase 2 (Isetan Cluster) – Over 50% Committed


Born and
Bred in Asia



9 new shops at
Isetan cluster
Target completion: 30 Oct 07
Business starts : estimated 1 Dec 07

Proposed location of
new escalator to new shops @ L2

Slab over works
to increase the NLA at
Isetan area



CapitaMall Trust

Tampines Mall
Increase in Gross Rental Post-Full AEI

	Current	After AEI[1]
Total Net Lettable Area of affected units	**47,507 sq ft**	**48,329 sq ft**
Level 1	2,704 sq ft	4,094 sq ft
Level 2	44,562 sq ft	42,489 sq ft
Level 3	241 sq ft	1,746 sq ft
Average Rent per sq ft (As at 31 March 2007)	**S$8.43**	**S$10.85 (↑ 29%)**
Average Rent per sq ft (As at 30 June 2007)	**S$8.71**	**S$11. 73 (↑ 34%)**
Total Gross Rent p.a (As at 31 March 2007)	**S$4.7 million**	**S$6.2 million (↑ 32%)**
Total Gross Rent p.a (As at 30 June 2007)	**S$5.0 million**	**S$6.8 million (↑ 37%)**

1. Based on Manager's estimates

CapitaMall Trust

Tampines Mall
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$9.85million	**1st Quarter 2007**	**1st Quarter 2008**

	Old AEI Budget[1]	**New AEI Budget[2]**
Gross Revenue (net of rental loss)	S$ 1.42 million	S$1.80 million
Net Property Income	**S$ 1.14 million**	**S$1.35 million**
Capital Expenditure	S$ 9.85 million	S$9.85 million
Return on Investment	11.6%	13.7%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$ 20.70 million	S$24.55 million
Increased in Value (net of investment cost)	**S$10.85 million**	**S$14.70 million**

1. Forecast value creation is based on Manager's estimates, as at 31 March 2007.
2. Forecast value creation is based on Manager's estimates, as at 30 June 2007.

CapitaMall Trust

Tampines Mall Receives Plot Ratio Increase

- Urban Redevelopment Authority (URA) grants Tampines Mall plot ratio increase from 3.5 to 4.2. Additional plot ratio increase is approved for full office development.
- Creates approx. 95,000 sq ft of office space
- Appealing to URA to allow for the additional plot ratio to be used for retail purposes
- Evaluating various options to maximise returns to Unitholders



Existing Plot Ratio	**3.5**
New Plot Ratio	**4.2**
Current GFA (sq ft)	**460,880**
Additional GFA (sq ft))	**94,880**

CapitaMall Trust

CapitaMall Trust

Sembawang Shopping Centre

Sembawang Shopping Centre
Redevelopment Work Commenced



SSC

New Facade



Rooftop Landscaped Plaza

- Decant 42,610 sq ft of residential gross floor area to Basement 1, Levels 1 and 2
- Shift less prime space 35,974 sq ft of gross floor area from Level 3 and 4 to Basement 1, Levels 1 and 2.
- Relocate car park spaces on prime Basement 1, Levels 1 & 2 to upper floors to optimise rentals
- Creation of a roof-top landscaped plaza featuring a large playground with interactive water features and an alfresco dining area

Sembawang Shopping Centre
Strong Leasing Commitment of over 60%

Old NLA Before AEI	Additional NLA	New NLA after AEI
97,130 sq ft	30,900 sq ft	128,030 sq ft

Anchor Tenants Committed Are

Giant Hypermarket

Daiso

Kopitiam

Sembawang Shopping Centre
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$68.4 million	**1st Quarter 2007**	**4th Quarter 2008**

	AEI Budget[1]
Gross Revenue (net of rental loss from decanted retail space)	S$6.8 million
Net Property Income	**S$5.5 million**
Capital Expenditure (includes Differential Premium)	S$68.4 million
Return on Investment	8.05%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$99.4 million
Increased in Value (net of investment cost)	**S$31.0 million**

1. Forecast value creation is based on Manager's estimates

CapitaMall Trust

CapitaMall Trust

Bugis Junction

Bugis Junction
Proposed AEI– Level 3, 100% Committed

Level 3

Before AEI



After AEI



Reconfigured Retail Area

Food Junction relocated from Basement 1 to Level 3





CapitaMall Trust

Bugis Junction
New Facade Along Hylam & Malay Streets

Create Open Concept for restaurant block through:

- Creation of balconies on Level 2
- Converting opaque shop fronts on Level 3 to glass parapets



Before



After

Bugis Junction
Proposed AEI– Basement 1

Creation of a myriad of specialty shops and food concept outlets


Before AEI


After AEI
Phases 1 and 2 AEI
Reconfigured Retail Area

- Basement 1 works will be completed over 3 phases
- Phases 1 and 2, which are 100% committed, are expected to commence operations by Fourth Quarter 2007
- Phase 3 is expected to start in Second Quarter 2008

Bugis Junction
Indicative AEI Timeline

Completed on Schedule

Activity	Target Commencement Date
Start of AEI works	4th Quarter 2006
Activity	**Target Completion Date[1]**
New Foodcourt at Level 3	3rd Quarter 2007
New balconies at Level 2 of the restaurant block at Hylam street	3rd Quarter 2007
New façade for Hylam Mall	3rd Quarter 2007
Reconfiguration of Basement 1	Phase 1 & 2 : 4th Quarter 2007 Phase 3 : 2nd Quarter 2008

1. Based on Manager's estimates

CapitaMall Trust

Bugis Junction
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$31.4 million	**4th Quarter 2006**	**2nd Quarter 2008**

	AEI Budget[1]
Incremental Gross Revenue	S$5.4 million
Incremental Net Property Income	**S$4.0 million**
Capital Expenditure	S$31.4 million
Return on Investment	12.8%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	$73.3 million
Increase in Value (net of investment costs)	**S$41.8 million**

1. Based on Manager's estimates

CapitaMall Trust

CapitaMall Trust

Raffles City Singapore

Raffles City Singapore Phase 1 AEI

Basement 1 - 90% Committed


Food & Beverages
Gifts & Novelties
Lifestyle
Health & Personal Care/ Beauty & Cosmetics
Supermarket
Fashion & Fashion Accessories
Bank / Services
New Extension and Reconfiguration of Area

Disclaimer: All information contained herein are accurate as at 30 June 07 and are subject to changes and final approval. Whilst every reasonable care has been taken in preparing this information, the landlord and his agents shall not be held responsible for any inaccuracy

RAFFLES CITY – BASEMENT 1

As at 30 June 2007

Raffles City Singapore Phase 1 AEI

Level 1 - 50% of Reconfigured Area Committed



International Brands (Fashion & Fashion Related)
Watches, Jewellery, Shoes & Accessories
Department Store
Food & Beverages
Food & Beverages (Hotel)
Art Gallery
Reconfiguration of Area
Island Podium
RAFFLES CITY – LEVEL 1
As at 30 June 2007

Disclaimer: All information contained herein are accurate as at 30 June 07 and are subject to changes and final approval. Whilst every reasonable care has been taken in preparing this information, the landlord and his agents shall not be held responsible for any inaccuracy

Raffles City Singapore Phase 1 AEI

Level 2 - 100% of Reconfigured Area Committed


Reconfiguration of Area
Island Podium
High Street Fashion & Asian Designer Labels (Fashion & Fashion Related)
Watches, Jewellery, Shoes & Accessories
Beauty, Spa & Wellness
Department Store
Food & Beverages
Food & Beverages (Hotel)
Bank / Services
Disclaimer: All information contained herein are accurate as at 30 June 07 and are subject to changes and final approval. Whilst every reasonable care has been taken in preparing this information, the landlord and his agents shall not be held responsible for any inaccuracy
RAFFLES CITY -LEVEL 2
As at 30 June 2007

CapitaMall Trust

IMM Building

IMM Building
Asset Enhancement Initiatives

Major works include:

- Construction of a two storey extension annex over the open-air car park space, plus an rooftop landscaped plaza
- Reconfiguration of Level 1 to Level 3 of the main building


Before
IMM



New shops already trading at the 2-storey retail extension block

IMM Building Level 3
Completed Seamless Furniture Mall



CapitaMall Trust

IMM Building Level 3
First Rooftop Landscaped Plaza







Teflon Roof and Mechanical Ventilation will be installed by Nov 07

IMM Building Level 1
Internal Reconfiguration – Food Kiosks

Before AEI Works


(12 nos. of food kiosks)

Before AEI Works


Seating
Seating

Kiosks to be completed by Jul 07. Tenants to commence business by Aug 07

IMM Building
AEI Works Progressing on Schedule

Completed on Schedule

Activity	Target Commencement Date
Start of AEI Works	1st Quarter 2006
Activity	**Target Completion Date**
Relocation of Open-air Carpark to Level 5	1st Quarter 2006
Circular Carpark Ramp & Carpark Guidance System	3rd Quarter 2006
Level 1 of Extension Block	3rd Quarter 2006
Level 2 of Extension Block	4th Quarter 2006
Level 3 of Extension Block (Rooftop Landscaped Plaza)	4th Quarter 2007[1]
Internal Reconfiguration of Level 1 to 3 of Existing IMM Building	1st Quarter 2008[1]

1. Based on Manager's estimates

CapitaMall Trust

IMM Building
Strong Leasing Commitment of 98%

Forecast to achieve approximately 32% Higher Average Rental

	Average Rent S$ per sq ft per mth			Commitment Occupancy
	Before AEI	After AEI[1]	Variance	
Level 1	S$ 10.16	S$ 12.25	+ 20.6% (+ S$9.7 mn p.a)	100%
Level 2	S$ 6.60	S$ 8.98	+ 36.1% (+ S$3.3 mn p.a)	96.2%
Level 3	S$ 6.68	S$ 7.28	+9.0% (- S$0.1 mil p.a)	99.4%
Level 5	S$5.15	N.A[2]	-100% (- S$0.6 mil p.a)	N.A[1]
Total / Average	S$ 7.99	S$ 10.46	+ 30.9% (+ S$12.1 mn p.a)	98.1%

S$12.0 million (99.2%) out of the S$12.1 million projected increase in rental revenue per annum has been committed on a stabilised basis

1. 15,000 sq ft of retail space will be decanted at the end of the Asset Enhancement Initiative.

IMM Building
Value Creation of Planned Initiatives

Capital Expenditure	Start Date	Completion Date
S$92.5 million	**1st Quarter 2006**	**1st Quarter 2008**

	AEI Budget[1]
Gross Revenue (net of rental loss from decanted retail space)	S$12.1 million
Net Property Income	**S$9.3 million**
Capital Expenditure (includes Differential Premium)	S$92.5 million
Return on Investment	10.1%
Capital Value of AEI (assumed at 5.50% capitalisation rate)	S$169.0 million
Increased in Value (net of investment cost)	**S$76.6 million**

1. Forecast value creation is based on Manager's estimates

CapitaMall Trust

IMM Building

Growth in Property Yield Since Acquisition

Total Acquisition	S$ 264.5 million
Entry Property Yield	**8.0%**

Total Acquisition	S$ 264.5 million
Upfront Premium	S$ 55.7 million
Asset Enhancement Initiatives	S$ 92.5 million
Total Cost	S$ 412.7 million
Current Property Yield[1]	**10.4%**

1. Current property yield over the total cost

CapitaMall Trust

CapitaMall Trust

Plaza Singapura

Plaza Singapura

Basement 2 Marketplace, 100% Committed

Before AEI Works


AEI
StarHub

After AEI Works


BASEMENT 2 PLAN

	Before AEI	After AEI*
NLA	10,323	10,622
No. of Kiosks	7	21



100% Committed, Incremental Gross Revenue Up 10%

Final Phase to be completed by end Aug 07

CapitaMall Trust

* Based on Manager's estimates

Plaza Singapura
Basement Kiosks - After AEI (Phase 1A)



CapitaMall Trust

Plaza Singapura
Basement Kiosks - After AEI (Phase 1A)


BRATWURST SHOP

CapitaMall Trust

CapitaMall Trust

Junction 8

Junction 8 Basement 1 Market Place
100% Committed, Revenue Grows Up 17%

Before AEI Works



After AEI Works



	Before AEI	After AEI	Variance
NLA (sqft)	1,623	2,159	536 (+33%)
No. of Kiosks	11	13	2
Total Gross Rent pa	$830,004	$969,324	$139,320 (+17%)
Total GTO/Ave. per month	$176,000	$413,000	$237,000 (+135%)

Revamped marketplace provides seating area for diners and enhanced visibility for tenants

CapitaMall Trust

Junction 8
Basement Kiosks AEI

Old Marketplace





Revamped Marketplace





CapitaMall Trust

Junction 8
Value Creation of Completed Initiatives

Capital Expenditure	Start Date	Completion Date
S$680,000	**4th Quarter 06**	**2nd Quarter 07**

	AEI Budget[1]
Incremental Gross Revenue	S$ 139,300
Incremental Net Property Income	**S$ 111,400**
Capital Expenditure	S$680,000
Return on Investment	16.4%
Capital Value of AEI (assumed at 5.5% capitalisation rate)	S$2.0 million
Increase in Value (net of investment costs)	**S$1.3 million**

1. Based on Manager's estimates

CapitaMall Trust

CapitaMall Trust

Market Overview

Potential Upside in Retail Rental Rates

Retail Rents have not increased to pre-crisis levels in comparison to Residential and Office Rentals



$ psf for Office Rent
$ psf for Retail and Residential rent
Forecast
S$ 11.16
Office rent[1] goes beyond its historical peak
S$ 40.50
Retail Rent[2] is still below its historical peak
S$ 32.35
Residential rent[3] grows steadily
Year
14
12
10
8
6
4
2
0
50
45
40
35
30
25
20
Prime Office
Prime Residential
Prime Retail

Source: DTZ Research, JLL Research, April 2007

1. Includes office rental in prime areas.
2. Includes prime 1st storey rental rates per sq ft per month.
3. Includes residential rental in prime areas.

CapitaMall Trust

Positive Sentiment in Singapore Retail Sector

- In Jan-Feb 2007, tourist arrivals registered a 5% increase over the same period in 2006
- In addition, local consumer sentiment remains encouragingly strong as indicated by the recent MasterIndex of Consumer Confidence



MasterIndex of Consumer Confidence (Singapore)
Index
100
95
90
85
80
75
70
65
60
74.8
73.9
82.5
1H06
2H06
1H07

The bi-annual index analyses prevailing consumer perceptions of economic conditions for the six-month period ahead. The scores range from 0 (most pessimistic) to 100 (most optimistic).

Source: MasterCard Worldwide & CapaaitaLand Research, April 2007

Future Supply of Retail Space in Singapore

Demand, Supply and Vacancy Rate for Private Retail Space (Islandwide)



3.0
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
Million sqft
14
12
10
8
6
4
2
0
Vacancy %
10.3
10.4
10.8
8.0
7.5
0.80
1.96
2.57
0.17
0.16
Supply Forecast
Mostly non-central region
Orchard Turn site (660,000 sq ft)
Marina Bay Sands (882,325 sq ft)
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
1Q07
2007
2008
2009
2010
na
Supply (LHS)
Demand (LHS)
Vacancy Rate (RHS)
* Vacancy rate measures available floor space not physically occupied by owners or tenants

Source: URA, CBRE & CapitaLand Research , April 2007

CapitaMall Trust

Contact Information

For enquiries, please contact:
TONG Ka-Pin (Ms)
Investor Relations & Corporate Communications
Tel : (65)-6536 1188
Fax : (65)-6536 3884
Email: tong.ka-pin@capitaland.com.sg
http://www.capitamall.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	27-Jul-2007 18:50:37
Announcement No.	00176

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Joint announcement by CapitaCommercial Trust and CapitaMall Trust - "Presentation slides - Raffles City Singapore 1H 2007 Results"
Description	CapitaLand Limited's subsidiaries, CapitaCommercial Trust Management Limited and CapitaMall Trust Management Limited, the managers of CapitaCommercial Trust and CapitaMall Trust, has today jointly issued an announcement on the above matter, as attached for information.
Attachments:	CCT.CMT.RCS1H2007.27July07.pdf Total size = **368K** (2048K size limit recommended)

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Raffles City
1H 2007 Results



CapitaCommercial Trust

27 July 2007

CapitaMall Trust

1H 2007 – RCS Trust

	1 Jan 2007 to 30 Jun 2007			
	CCT's 60% Interest			RCS Trust
	Actual S$'000	Forecast[1] S$'000	Var. %	Actual S$'000
Gross Revenue	**48,332**	**45,808**	**5.5**	**80,553**
- Office	7,583	6,602	14.8	12,638
- Retail	19,102	18,514	3.2	31,837
- Hotel	20,032	19,544	2.5	33,386
- Others	1,615	1,148	40.7	2,692
Net Property Income	**35,175**	**33,023**	**6.5**	**58,625**

Note:
1. The forecast is based on management's forecast for the period 1 January 2007 to 30 June 2007. This, together with the forecast for the period 1 July 2007 to 31 December 2007, is the forecast shown in the Circular dated 15 August 2006 for the equity fund raising to acquire Raffles City

Occupancy and Renewals/New Leases

Renewals and New Leases committed (1 Jan to 30 Jun 2007)

	Renewed/New Leases as at 30 Jun 2007 (% of Office & Retail NLA) (sq m)	Increase in Rental Rates vs		Committed Occupancy as at 30 Jun 2007
		Forecast Rental Rates[1]	Preceding Rental Rates	
Raffles City Tower	10,090 (14.8%)	**55.6%**	**63.8%**	100.0%
Raffles City Shopping Centre	11,572 (17.0%)	**9.9%**	**18.8%**	99.8%
Weighted Average	21,663 (31.8%)	**24.8%**	**32.1%**	99.9%

CapitaCommercial Trust

CapitaMall Trust

Strong Rental Renewals for Raffles City

Strong Rental Rates Achieved for Raffles City Since Acquisition

Since Acquisition to 30 June 2007 (Excluding Newly Created Units)					
Property	No. of Renewals /New Leases	Net Lettable Area		Increase/(Decrease) in Current Rental Rates VS	
		Area (sq m)	% Office / Retail NLA	% Forecast Rental Rates	% Preceding Rental Rates
Raffles City Tower	33	18,240	51.6	33.9	36.5
Raffles City Shopping Centre	34	12,313	37.5	9.0	17.2

CapitaCommercial Trust

CapitaMall Trust

Lease Expiry Profile for Raffles City

Leases up for Renewal (By Gross Rental Income) as at 30 Jun 2007



50%
40%
30%
20%
10%
0%
3.4%
5.3%
1.6%
9.4%
9.5%
13.4%
2.8%
12.0%
42.6%
2007
2008
2009
2010
2011 and Beyond
Retail[1] Office Hotels and Convention Centre[2]

1. Excluding turnover rent
2. The hotels and convention centre master lease at Raffles City is on a 20-year lease commencing from 7 November 1996

Lease Expiry Profile
Raffles City Tower

Leases up for Renewal (By Gross Rental Income) as at 30 Jun 2007



70%
60%
50%
40%
30%
20%
10%
0%
19.9%
9.1%
55.0%
16.0%
2007
2008
2009
2010
2011 and Beyond

Weighted Average Expiry	**1.5 yrs**

CapitaCommercial Trust

CapitaMall Trust

Lease Expiry Profile
Raffles City Shopping Centre

Leases up for Renewal (By Gross Rental Income[1]) as at 30 Jun 2007



40%
30%
20%
10%
0%
13.2%
23.5%
33.3%
30.0%
2007
2008
2009
2010
2011 and Beyond

Weighted Average Expiry	1.7 yrs

Note:
1. Excluding turnover rent

Raffles City

Phase 1 Asset Enhancement Update

CapitaCommercial Trust

CapitaMall Trust

Raffles City Singapore Phase 1 AEI

Basement 1 - 90% Committed


Food & Beverages
Gifts & Novelties
Lifestyle
Health & Personal Care/ Beauty & Cosmetics
Supermarket
Fashion & Fashion Accessories
Bank / Services
New Extension and Reconfiguration of Area

Disclaimer: All information contained herein are accurate as at 30 June 07 and are subject to changes and final approval. Whilst every reasonable care has been taken in preparing this information, the landlord and his agents shall not be held responsible for any inaccuracy

RAFFLES CITY – BASEMENT 1

As at 30 June 2007

Raffles City Singapore Phase 1 AEI

Level 1 - 50% of Reconfigured Area Committed



International Brands (Fashion & Fashion Related)
Watches, Jewellery, Shoes & Accessories
Department Store
Food & Beverages
Food & Beverages (Hotel)
Art Gallery
Reconfiguration of Area
Island Podium
RAFFLES CITY – LEVEL 1
As at 30 June 2007

Disclaimer. All information contained herein are accurate as at 30 June 07 and are subject to changes and final approval. Whilst every reasonable care has been taken in preparing this information, the landlord and his agents shall not be held responsible for any inaccuracy

CapitaCommercial Trust

CapitaMall Trust

Raffles City Singapore Phase 1 AEI

Level 2 – 100% of Reconfigured Area Committed



Reconfiguration of Area
Island Podium
High Street Fashion & Asian Designer Labels (Fashion & Fashion Related)
Watches, Jewellery, Shoes & Accessories
Beauty, Spa & Wellness
Department Store
Food & Beverages
Food & Beverages (Hotel)
Bank / Services
Disclaimer: All information contained herein are accurate as at 30 June 07 and are subject to changes and final approval. Whilst every reasonable care has been taken in preparing this information, the landlord and his agents shall not be held responsible for any inaccuracy
RAFFLES CITY –LEVEL 2
As at 30 June 2007

CapitaCommercial Trust

CapitaMall Trust

CapitaCommercial Trust

CapitaCommercial Trust Management Limited
39 Robinson Road
#18-01 Robinson Point
Singapore 068911
Tel: (65) 6536 1188
Fax: (65) 6533 6133
http://www.cct.com.sg

Investor & Analyst Contact:
Ho Mei Peng, (65) 6826 5586

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	27-Jul-2007 19:03:36
Announcement No.	00183

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - "Payment of acquisition fee by way of issue of units in Ascott Residence Trust"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	ARTAnnc.AcquisitionFees.27Jul07.pdf Total size = **28K** (2048K size limit recommended)

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ASCOTT
RESIDENCE
TRUST

(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006)

PAYMENT OF ACQUISITION FEE BY WAY OF ISSUE OF UNITS IN ASCOTT RESIDENCE TRUST

The Board of Directors of Ascott Residence Trust Management Limited (the "Company"), the manager of Ascott Residence Trust ("ART"), wishes to announce that 136,312 units in ART (the "Units") have been issued to the Company on 27 July 2007 at S$1.9892 per Unit. The issue price per Unit is the volume weighted average price for a Unit for all trades on the Singapore Exchange Securities Trading Limited in the ordinary course of trading for the period of five business days preceding 27 July 2007.

136,312 Units were issued to the Company as payment of the Acquisition Fee (as defined in the trust deed dated 19 January 2006 constituting ART) (the "Trust Deed") in relation to the completion of the acquisition by ART of the remaining 60% of the issued share capital of East Australia Trading Company (S) Pte Ltd ("EATC(S)") (the "Acquisition"). The Acquisition was completed on 30 March 2007.

Under the Trust Deed, the Company is entitled to receive, as payment of an Acquisition Fee in relation to the Acquisition, such number of Units as may be purchased for the relevant amount of the Acquisition Fee, being 1 percent of the proportionate enterprise value of EATC(S).

The manner of payment of the Acquisition Fee is disclosed in (i) the Trust Deed; and (ii) the ART prospectus dated 6 March 2006.

With the above-mentioned issue of Units, the Company holds an aggregate of 1,677,312 Units, representing 0.28% of the total number of Units in issue of 604,871,530.

As the Company is a wholly-owned subsidiary of The Ascott Group Limited ("TAG"), TAG's direct and deemed interest in ART has increased from 27.68% to 27.7% by virtue of the new issue of Units mentioned above.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries

Singapore, 27 July 2007

In relation to the preferential offering by The Ascott Group Limited of units in Ascott Residence Trust, J.P. Morgan (S.E.A.) Limited acted as the Joint Financial Adviser, Sole Global Coordinator and Sole Lead Underwriter.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	27-Jul-2007 19:10:03
Announcement No.	00184

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Clarification note to the Circular to Unitholders of QCT dated 16 July 2007"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.QCT.Annc.Circular.27July07.pdf Total size = **336K** (2048K size limit recommended)

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Form Version 2.0

General Announcement

Submitted by OT_HWANG DBS SECURITIES on 27/07/2007 05:49:07 PM
Reference No OD-070727-68268

Submitting Merchant Bank (if applicable)	:	**HWANGDBS INVESTMENT BANK BERHAD (formerly known as Hwang-DBS Investment Bank Berhad) (formerly known as Hwang-DBS Securities Berhad)**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**QUILL CAPITA TRUST**
* Stock name	:	**QCAPITA**
* Stock code	:	**5123**
* Contact person	:	**YEO TECK HOOI / SHELLEY WONG**
* Designation	:	**SENIOR VICE PRESIDENT / VICE PRESIDENT**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Clarification Note ("Clarification Note") to the Circular to Unitholders of QCT dated 16 July 2007 ("Circular")

* **Contents :-**

Please refer to the Circular.

We would like to bring your attention to the attached Clarification Note to the Circular.

This announcement is dated 27 July 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Clarification Note to the Circular to Unitholders Revised Notice of Meeting & Form of Proxy.

CLARIFICATION NOTE TO THE CIRCULAR TO UNITHOLDERS DATED 16 JULY 2007 ("CIRCULAR") ("CLARIFICATION NOTE")

IN RELATION TO:

I. PROPOSED PLACEMENT OF UP TO 251,440,000 NEW UNITS IN QUILL CAPITA TRUST ("QCT")

II. PROPOSED INCREASE IN THE EXISTING APPROVED FUND SIZE OF QCT OF 238,691,000 UNITS TO A MAXIMUM OF 490,131,000 UNITS

III. PROPOSED AMENDMENT TO THE DEED OF TRUST OF QCT

AND

NOTICE OF UNITHOLDERS' MEETING

Please be advised of the following clarifications:-

1) That at the footnote number 1 of both the Notice of Unitholders' Meeting at page 87 of the Circular and the Form of Proxy ("Original Form"), the following statement shall be included for clarification purposes:-

"Under paragraph 12 of Schedule 1 to the Deed, if a proxy is not a unitholder, he must be an advocate, an approved company auditor (as defined in Section 4(1) of the Companies Act 1965) or a person approved by the Registrar of Companies in a particular case."

2) That the above mentioned statement shall be made to clarify that if the proxy appointed is not a unitholder of QCT, such person must be an advocate, an approved company auditor (as defined in Section 4(1) of the Companies Act 1965) or a person approved by the Registrar of Companies in a particular case ("Approved Person"). As such, in the event that:-

(i) you have appointed your proxy and the Original Form has been delivered to Mayban Trustees Berhad (Company no.: 5004-P) ("Trustee"), prior to this Clarification Note, please ensure that your proxy is an Approved Person:

(a) If your earlier appointed proxy is NOT an Approved Person, you may use the revised Form of Proxy as enclosed herewith ("Revised Form") to appoint your new proxy and re-deliver the same to the Trustee. The earlier purported appointment under the Original Form shall not be treated as valid; or

(b) If your earlier appointed proxy is an Approved Person, please disregard the Revised Form and your Original Form shall be treated as valid and effective; or

(ii) you have yet to appoint a proxy and intend to appoint a proxy to attend the Unitholders' Meeting on your behalf, please disregard the Original Form and use the Revised Form instead.

Kindly ensure that the proxy so appointed is present at the Unitholders' Meeting with his identity card and the relevant documentation to prove his capacity as an Approved Person.

In the event that you have sold all your investment in QCT after the receipt of the Circular and this Clarification Note, please forward this Clarification Note together with the Revised Form to the buyer through your stockbroker, as the case may be.

We regret any inconvenience caused.

This Clarification Note is dated 27 July 2007.

QUILL CAPITA TRUST

(established in Malaysia under the Deed dated 9 October 2006 entered into between Quill Capita Management Sdn Bhd, a company incorporated in Malaysia under the Companies Act, 1965 and Mayban Trustees Berhad, a company incorporated in Malaysia under the Companies Ordinances, 1940 to 1946)

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN THAT a unitholders' meeting of Quill Capita Trust ("QCT") will be held at Ballroom I, Level 2, Hotel Nikko Kuala Lumpur, No. 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia on Wednesday, 8 August 2007 at 10.00 a.m or at any adjournment thereof, for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTION 1

PROPOSED PLACEMENT OF UP TO 251,440,000 NEW UNITS IN QCT SO AS TO RAISE GROSS PROCEEDS OF UP TO RM377,160,000 ("PROPOSED PLACEMENT")

THAT subject to the passing of Ordinary Resolution 4 below and the approval-in-principle from Bursa Malaysia Securities Berhad ("Bursa Securities") for the listing of and quotation for the new units to be issued, the Directors of Quill Capita Management Sdn Bhd ("QCM"), being the manager of QCT, be and are hereby authorised to allot and issue up to 251,440,000 new units in QCT ("New Units") in the manner as set out in Section 2.3.1 of the Circular to unitholders dated 16 July 2007 so as to raise gross proceeds of up to RM377,160,000 and upon such terms and conditions to such persons and for such purpose as the Directors of QCM deem fit.

AND THAT the New Units shall on allotment and issue, rank pari passu in all respects with the existing units in QCT, except that they shall not be entitled to participate in any income distribution, rights, allotments and/or any other distributions that may be declared prior to the date of allotment of the New Units.

AND FURTHER THAT the Directors of QCM and Mayban Trustees Berhad (acting for and on behalf of QCT) ("the Trustee") be and are hereby authorised to give effect to the aforesaid Proposed Placement with full power to assent to any conditions, variations, modifications and/or amendments in any manner as may be required by any relevant authorities and to deal with all matters relating thereto and to take all such steps and do all acts and things in any manner as they may deem necessary or expedient to implement, finalise and give full effect to the Proposed Placement.

ORDINARY RESOLUTION 2

PROPOSED ALLOCATION OF UP TO 30% OF THE NEW UNITS TO BE ISSUED PURSUANT TO THE PROPOSED PLACEMENT TO CAPITACOMMERCIAL TRUST ("CCT") ("PROPOSED PLACEMENT TO CCT")

THAT subject to the passing of Ordinary Resolution 1 above and the approval-in-principle from Bursa Securities for the listing of and quotation for the new units to be issued, the Directors of QCM be and are hereby authorised to allot and issue up to 30% of the New Units to CCT at an issue price to be determined based on the higher of the five (5)-day weighted average market price of QCT units immediately prior to the price-fixing date, or the bookbuilding price for each tranche of New Units.

AND THAT the Directors of QCM and the Trustee be and are hereby authorised to give effect to the Proposed Placement to CCT with full power to assent to any conditions, variations, modifications and/or amendments in any manner as may be required by any relevant authorities and to deal with all matters relating thereto and to take all such steps and do all acts and things in any manner as they may deem necessary or expedient to implement, finalise and give full effect to the Proposed Placement to CCT.

ORDINARY RESOLUTION 3

PROPOSED ALLOCATION OF UP TO 30% OF THE NEW UNITS TO BE ISSUED PURSUANT TO THE PROPOSED PLACEMENT TO THE QUILL GROUP (AS DEFINED BELOW) ("PROPOSED PLACEMENT TO THE QUILL GROUP")

THAT subject to the passing of Ordinary Resolution 1 above and the approval-in-principle from Bursa Securities for the listing of and quotation for the new units to be issued, the Directors of QCM be and are hereby authorised to allot and issue up to 30% of the New Units to the Quill group of companies comprising Quill Estates Sdn Bhd, Quill Land Sdn Bhd, Quill Properties Sdn Bhd and their respective related corporations ("the Quill Group") at an issue price to be determined based on the higher of the five (5)-day weighted average market price of QCT units immediately prior to the price-fixing date, or the bookbuilding price for each tranche of New Units.

AND THAT the Directors of QCM and the Trustee be and are hereby authorised to give effect to the Proposed Placement to the Quill Group with full power to assent to any conditions, variations, modifications and/or amendments in any manner as may be required by any relevant authorities and to deal with all matters relating thereto and to take all such steps and do all acts and things in any manner as they may deem necessary or expedient to implement, finalise and give full effect to the Proposed Placement to the Quill Group.

ORDINARY RESOLUTION 4

PROPOSED INCREASE IN THE EXISTING APPROVED FUND SIZE OF QCT OF 238,691,000 UNITS TO A MAXIMUM OF 490,131,000 UNITS ("PROPOSED INCREASE IN FUND SIZE")

THAT subject to the passing of Ordinary Resolution 1 above, the approved fund size of QCT be and is hereby increased from 238,691,000 units to a maximum of 490,131,000 units by the creation of up to 251,440,000 units.

AND THAT the Directors of QCM and the Trustee be and are hereby authorised to give effect to the aforesaid Proposed Increase in Fund Size with full power to assent to any conditions, variations, modifications and/or amendments in any manner as may be required by any relevant authorities and to deal with all matters relating thereto and to take all such steps and do all acts and things in any manner as they may deem necessary or expedient to implement, finalise and give full effect to the Proposed Increase in Fund Size.

TWO-THIRD RESOLUTION

PROPOSED AMENDMENT TO THE DEED OF TRUST OF QCT ("PROPOSED AMENDMENT")

THAT the following amendment to the Deed via a supplemental deed be and is hereby approved:

The words "*including but not limited to office, business/technology park, data processing centre, car park and retail but specifically excluding Real Estate which is in the nature of retail shopping malls*" be removed from Clauses 2.4 and 9.1(c) of the Deed, which the Proposed Amendment shall be read as follows:

"2.4 The investment objective of the REIT is to acquire and invest primarily in properties used or predominantly used for commercial purposes primarily in Malaysia, with a view to provide long-term and sustainable distributions of income to Unitholders and to achieve long-term growth in the NAV per Unit, so as to provide competitive investment return to Unitholders.

9.1(c) The principal investment policy of the REIT is to acquire and invest primarily in properties used or predominantly used for commercial purposes primarily in Malaysia."

AND THAT the Directors of QCM and the Trustee be and are hereby authorised to execute the supplemental deed and to register the same with the Securities Commission and give effect to the aforesaid Proposed Amendment with full power to assent to any conditions, variations, modifications and/or amendments in any manner as may be required by any relevant authorities and to deal with all matters relating thereto and to take all such steps and do all acts and things in any manner as they may deem necessary or expedient to implement, finalise and give effect to the Proposed Amendment.

BY ORDER OF THE BOARD OF
QUILL CAPITA MANAGEMENT SDN BHD

Lee Fong Yong (MAICSA 7005956)
Kan Loke Mooi (MAICSA 0872727)
Company Secretaries
Kuala Lumpur

16 July 2007

Notes:

1. *A unitholder entitled to attend and vote at the meeting is entitled to appoint another person as his/her proxy to attend and vote. A proxy may but need not be a unitholder of QCT. Under paragraph 12 of Schedule 1 to the Deed, if a proxy is not a unitholder, he must be an advocate, an approved company auditor (as defined in Section 4(1) of the Companies Act 1965) or a person approved by the Registrar of Companies in a particular case.*
2. *If the unitholder is an authorised nominee, it may appoint at least one (1) proxy in respect of each Securities Account it holds. If a unitholder appoints two (2) proxies, the appointment will be invalid unless the unitholder specifies the proportions of his holdings to be represented by each proxy.*
3. *The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing or if the appointer is a corporation either under its common seal or under the hand of an officer or attorney duly authorised in writing.*
4. *The instrument appointing a proxy must be deposited at the office of Mayban Trustees Berhad at 34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for the meeting or at any adjournment thereof.*

Quill Capita Trust

QUILL CAPITA TRUST

(established in Malaysia under the Deed dated 9 October 2006 entered into between Quill Capita Management Sdn Bhd, a company incorporated in Malaysia under the Companies Act, 1965 and Mayban Trustees Berhad, a company incorporated in Malaysia under the Companies Ordinances, 1940 to 1946)

FORM OF PROXY

I/We...
(Full Name in Capital Letters)

of...
(Full Address)

being a unitholder of **QUILL CAPITA TRUST** hereby appoint..
(Full Name in Capital Letters)

....NRIC No..

of...
(Full Address)

or failing *him/her, the Chairman of the meeting as *my/our proxy, to vote for *me/us and on *my/our behalf at the Unitholders' Meeting to be held at Ballroom I, Level 2, Hotel Nikko Kuala Lumpur, No. 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia on Wednesday, 8 August 2007 at 10.00 a.m, or at any adjournment thereof.

*My/Our proxy is to vote as indicated below:

		FOR	AGAINST
Ordinary Resolution 1	Proposed Placement		
Ordinary Resolution 2	Proposed Placement to CCT		
Ordinary Resolution 3	Proposed Placement to the Quill Group		
Ordinary Resolution 4	Proposed Increase in Fund Size		
Two-Third Resolution	Proposed Amendment		

Please indicate with "X" how you wish your vote to be casted. If no specific direction as to voting is given, the proxy will vote or abstain from voting at his/her discretion.

Number of units held

Dated this..................... day of.................................2007

....
Signature/Common Seal of Unitholder(s)

(*Delete if not applicable)

Notes:

1. *A unitholder entitled to attend and vote at the meeting is entitled to appoint another person as his/her proxy to attend and vote. A proxy may but need not be a unitholder of QCT. Under paragraph 12 of Schedule 1 to the Deed, if a proxy is not a unitholder, he must be an advocate, an approved company auditor (as defined in Section 4(1) of the Companies Act 1965) or a person approved by the Registrar of Companies in a particular case.*
2. *If the unitholder is an authorised nominee, it may appoint at least one (1) proxy in respect of each Securities Account it holds. If a unitholder appoints two (2) proxies, the appointment will be invalid unless the unitholder specifies the proportions of his holdings to be represented by each proxy.*
3. *The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing or if the appointer is a corporation either under its common seal or under the hand of an officer or attorney duly authorised in writing.*
4. *The instrument appointing a proxy must be deposited at the office of Mayban Trustees Berhad at 34th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for the meeting or at any adjournment thereof.*

Fold this flap for sealing

Then fold here

AFFIX
STAMP

MAYBAN TRUSTEES BERHAD (5004-P)
34th Floor, Menara Maybank
100 Jalan Tun Perak
50050 Kuala Lumpur

1st fold here

CapitaLand

News Release

30 July 2007

For Immediate Release

CapitaLand to establish two CapitaRetail Funds worth over US$1.2 billion
- CapitaRetail China Development Fund II (US$600 million)
- CapitaRetail India Development Fund (US$600 million)

Well-positioned to capture retail investment opportunities in China and India

Singapore, 30 July 2007 - CapitaLand Limited ("CapitaLand") is pleased to announce that it is in the process of establishing two new retail property funds, CapitaRetail China Development Fund II ("CapitaRetail China II") and CapitaRetail India Development Fund ("CapitaRetail India"), which are expected to close in September 2007 and October 2007 respectively. The two funds, each worth US$600 million (approximately S$922 million), will have a combined fund size of US$1.2 billion (approximately S$1.8 billion). CapitaLand is expected to invest approximately 45% in CapitaRetail China II and 40% in CapitaRetail India. The remaining stakes in the two funds are expected to be invested by insurance companies, pension funds and corporations.

CapitaRetail China II is the second series of the CapitaRetail China Development Fund ("CapitaRetail China I"). CapitaRetail China I, which similarly has a fund size of US$600 million (approximately S$922 million), was closed in June 2006. To date, funds in CapitaRetail China I are already over 90% committed. CapitaRetail China II, which will also invest in retail mall development projects located in the People's Republic of China ("PRC"), will allow CapitaLand to capitalise on the abundant investment opportunities in the PRC. In addition, CapitaRetail China II will be well-positioned to invest in the strong pipeline of retail assets from CapitaLand's strategic joint ventures in China, which includes the Co-operation Agreement signed recently with China Vanke Co., Ltd.

CapitaRetail India is the first CapitaLand-sponsored development fund established to invest in retail mall development projects in India. CapitaLand made its first foray into the India retail real estate market in April last year and have since identified significant retail investment opportunities there. With the creation of CapitaRetail India, CapitaLand will be well-poised to capture these opportunities arising from the urbanisation-driven rapid growth in the retail sector, and to grow its retail presence in India over time.

Mr Liew Mun Leong, President and CEO of CapitaLand Limited, said: "We are pleased to have received strong indication of investors' interest for CapitaRetail China Development Fund II and CapitaRetail India Development Fund, collectively worth US$1.2 billion. The two funds would allow us to capture the tremendous retail investment opportunities in China and India, the two most populous countries in the world which are widely regarded as the twin power houses driving global economic growth. Our comprehensive integrated China retail real estate strategy has grown our retail presence significantly, to own/manage over 70 retail malls in 28 cities across China. We are now actively replicating our successful China retail mall strategy in India. Increasingly, CapitaLand is recognised as one of the leading real estate fund management companies in Asia, with a strong track record in creating and managing our portfolio of 14 private property funds and five listed REITs. With these two new funds, the Group is on track to achieve our assets under management target of S$18 billion by 2007."

Mr Pua Seck Guan, CEO of CapitaLand Retail Limited, said: "We are confident that the closing of the CapitaRetail China Development Fund II and CapitaRetail India Development Fund will be a resounding success. The over-whelming indication of interest received from investors for the two new funds is a strong testament to their confidence in our reputable retail real estate business platform and strong on-ground delivery capabilities. Professionally-managed organised retail concepts are still relatively lacking in China and India, where we have identified immense opportunities. The funds will allow us to further strengthen our position as a significant long term retail real estate player in China and very quickly expand our retail and fund management footprint in India."

More details regarding CapitaRetail China II and CapitaRetail India will be released upon the closing of CapitaRetail China II and CapitaRetail India respectively. This news release is for information purposes only and does not constitute an invitation to purchase or subscribe for units in CapitaRetail China II and CapitaRetail India.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

Issued by CapitaLand Limited

(Company Registration No. *198900036N*)

Media Contact
Tong Ka-Pin
Communications
HP : (65) 9862 2435
Email : tong.ka-pin@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 6823 3210
Email : harold.woo@capitaland.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-Jul-2007 12:43:05
Announcement No.	00051

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Australand - (A) Appendix 4D and Financial Report for the half-year ended 30 June 2007; and (B) Half year net profit announcement
Description	CapitaLand Limited's subsidiary, Australand, has today issued announcements on the above matters. For details, please refer to the announcements posted by Australand on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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AUSTRALAND

Australand

Australand is a stapled entity that comprises Australand Holdings Limited (ABN 12 008 443 696), Australand Property Trust (ARSN 106 680 424), Australand Property Trust No. 4 (ARSN 108 254 413) and Australand Property Trust No. 5 (ARSN 108 254 771) and their respective controlled entities.

Appendix 4D and Financial Report for the half-year ended 30 June 2007

This half-year financial report constitutes the Appendix 4D prepared in accordance with the Australian Stock Exchange Listing Rules and the half-year financial report in accordance with the Corporations Act 2001. This report does not include all of the notes normally included in an annual financial report. Accordingly, it is recommended that this report be read in conjunction with the financial report for the year ended 31 December 2006 and any public announcements made by Australand during the half-year to 30 June 2007.

APPENDIX 4D

For the half-year ended 30 June 2007

AUSTRALAND COMPRISES AUSTRALAND HOLDINGS LIMITED, AUSTRALAND PROPERTY TRUST, AUSTRALAND PROPERTY TRUST NO.4 AND AUSTRALAND PROPERTY TRUST NO.5.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

		Consolidated June 2007	June 2006
		$'000	**$'000**
Revenue from continuing operations	**Down 7% to**	**410,115**	442,162
Net profit attributable to stapled security holders	**Up 34% to**	**119,596**	89,256

Dividends/Distributions	**Total Dividends/ Distributions**	**Distribution per unit**	**Dividend per share**	**Franked amount per share**
Interim dividend/distribution – June 2007 half-year:				
March 2007 quarter – paid on 4 May 2007	**4.00 cents**	3.75 cents	0.25 cents	30%
June 2007 quarter – payable on 3 August 2007	**4.00 cents**	2.95 cents	1.05 cents	30%
Total	**8.00 cents**	6.70 cents	1.30 cents	

Record date for determining entitlements to the interim June 2007 quarter dividend/distribution: 5.00pm, 29 June 2007

Explanation of results

Please refer to the attached commentary for further explanation of the results.

AUSTRALAND ANNOUNCES HALF YEAR NET PROFIT OF $119.6 MILLION

Australand today announced a net profit after tax and minority interest of $119.6 million for the half-year ended 30 June 2007. This is a 34% increase on the corresponding 2006 result of $89.3 million. The key highlights were:

- Increased profit before tax from all operating Divisions:
  - Commercial & Industrial profit of $24.1 million, up 55% (2006: $15.6 million);
  - Investment Property profit of $118.5 million, up 36% (2006: $86.9 million), including an unrealised revaluation gain of $56.1 million (2006: $39.1 million); and
  - Residential profit of $34.3 million, up 5% (2006: $32.7 million)
- The profit contribution from the combined Commercial & Industrial and Investment Property Divisions was $142.6 million, an increase of 39% over the 2006 half-year result of $102.4 million;
- Successful launch of Australand Wholesale Property Fund No. 6 (AWPF6), which has acquired a portfolio of 8 high quality commercial and industrial properties from Australand;
- Earnings per stapled security rose 25% to 12.9 cents (2006: 10.3 cents);
- Dividends/Distributions per stapled security were maintained at 8.0 cents for the half-year; and
- Net tangible assets per stapled security increased 11% to $1.62.

FINANCIAL RESULTS SUMMARY

Half-year ended June:	2007	2006	Change
Total revenue ($'000)	**556,936**	561,395	(1%)
Less: Property development sales revenue from joint venture entities ($'000)	**146,821**	119,233	23%
Gross revenue, wholly owned ($'000)	**410,115**	442,162	(7%)
Net profit attributable to stapled security holders ($'000)	**119,596**	89,256	34%
Key Metrics:			
Earnings per stapled security[1] (cents)	**12.9**	10.3	25%
Dividends/distributions per stapled security[1] (cents)	**8.0**	8.0	-
Return on shareholders funds[2] (%)	**8.6**	7.2	19%
Net tangible assets per stapled security	**$1.62**	$1.46	11%

1 EPS and DPS calculation includes all interests of the stapled security holders in Australand. This includes Australand Property Trust No. 4 (APT4) and Australand Property Trust No. 5 (APT5) which technically are treated as minority interests pursuant to accounting standards

2 Net profit after tax attributable to stapled security holders ÷ Total stapled group equity interest (weighted average)

FINANCE

At 30 June 2007, Australand has made progress on the capital management initiatives outlined in the 31 December 2006 results by continuing to actively manage its capital in a geographically diversified way ensuring that sales volumes and profit are sourced from markets that will outperform for the foreseeable future.

Australand's financial strategy during the period has included:

- Investing capital where growth opportunities exist. The sale of properties into AWPF6 has allowed released capital to be successfully recycled into new developments;
- Maintenance of optimal debt levels appropriate to the business. Australand's debt level was similar to that at 31 December 2006 with a gearing rate (interest bearing debt to total assets, cash adjusted) of 40.7% at 30 June 2007 compared to 39.8% six months ago;
- Management of the cost of debt – annual average margins over 90 day bills (including hedging) was 0.22% compared to 0.50% at 31 December 2006.

REVIEW OF OPERATIONS

COMMERCIAL & INDUSTRIAL

Commercial and Industrial achieved a net profit before tax of $24.1 million, a 55% increase from the corresponding 2006 half-year of $15.6 million. Aggregate sales revenue for the half-year was $243.2 million, which comprised revenue of $177.4 million from wholly owned projects and $65.8 million from joint venture projects.

Operational highlights for the June 2007 half-year included:

- Buildings with a total net lettable area of 158,000 square metres were delivered, comprising 141,000 square metres of industrial projects and 17,000 square metres of commercial projects;
- Construction in the half-year comprised 20 industrial properties and 3 commercial office projects. In addition the Division had 5 active land subdivision projects;
- New pre-commitments for 19 industrial and commercial development projects totalling 305,000 square metres were finalised during the half-year;
- Continued expansion of the Division's geographic footprint into the West Australian and South Australian markets with total projects valued at over $220 million under construction as at the half-year;
- Continued expansion of the Division's underlying industrial land bank totalling 4.6 million square metres at 30 June 2007. In addition, the Division has conditional agreements to acquire a further 5.8 million square metres of industrial land.

The following table compares the Commercial and Industrial Division's activity as well as the forward workloads for the 6 months ended 30 June 2007 compared with the 6 months ended 30 June 2006 and 12 months ended 31 December 2006:

	Half-Year Ended June 2007	Half-Year Ended June 2006	Full-Year Ended December 2006
Construction work delivered during period	**158,000 sqm**	132,000 sqm	301,000 sqm
Pre-committed forward workload at period end	**445,000 sqm**	281,000 sqm	376,000 sqm

The Commercial and Industrial Division remains on track to deliver another improved performance for the financial year ending 31 December 2007. The Victorian market remains the most active segment nationally for major industrial pre-commitments with our market share continuing to grow. In addition, the Division has increased its number of projects across all other major markets.

INVESTMENT PROPERTY

Investment Property achieved a net profit before tax of $118.5 million, a 36% increase from the corresponding 2006 half-year of $86.9 million.

The Investment Property Division's result comprises the following:

- Net recurrent income of $53.5 million, an increase of 12% on the 2006 half-year. This was driven by portfolio growth delivered by the Commercial and Industrial Division pipeline, acquisitions and through comparative rental growth across the entire portfolio;
- The profit of $8.9 million from the sale of assets to AWPF6, primarily 1C Homebush Bay Drive, Rhodes;
- The unrealised net gain from fair value adjustments of $56.1 million, an increase of 43% on the corresponding 2006 half-year of $39.1 million.

During the half-year the assets of the investment portfolio grew approximately 8% from $1,492 million to $1,612 million, with the addition of 3 investment properties from the Commercial and Industrial Division pipeline, the opportunistic acquisition of the Crest Hotel and revaluations. The portfolio now totals 50 investment properties, located predominantly along the eastern seaboard.

The portfolio continues to expand via the Commercial & Industrial Division's pipeline of developments whilst rental cash flow, security and lease terms remain above industry benchmarks as shown in the table below:

	Australand	LPT averages[1] December 2006		
	June 2007	Diversified	Office	Industrial
Income growth (yoy)	5.1%	3.5%	2.8%	0.3%
Portfolio occupancy	99.7%	96.2%	96.5%	97.9%
Average lease expiry	6.8 yrs	6.6 yrs	5.5 yrs	4.6 yrs
Average cap rate	7.1%	7.0%	6.7%	7.6%

[1] Source: UBS estimates

Details of new income producing properties are summarised in the following table:

Properties Completed/Acquired during half-year 30 June 2007

Property	Suburb	State	Tenant	Property Type	Lettable Area m²	Value $m
80-96 South Park Dr	Dandenong South	VIC	ESR Group Pty Ltd	Industrial	10,241	8.8
4 Butu Wargun Dr	Greystanes	NSW	Under offer	Industrial	10,025	13.7
111 Darlinghurst Road	Kings Cross	NSW	Under refurbishment	Hotel	17,613	66.8
Lot 14 Powers Road	Seven Hills	NSW	Sigma Company	Industrial	13,526	21.0
Total					**51,405**	**110.3**

RESIDENTIAL

The Residential Division achieved a net profit before tax of $34.3 million, a 5% increase from the corresponding 2006 half-year of $32.7 million. The result was a reflection of strong Perth and Melbourne residential markets and an improved Brisbane market. The Sydney market remained subdued, however there are early indications of a rise in consumer sentiment towards property.

The following table summarises sales by product type as well as sales revenue on an aggregate basis between wholly owned and joint venture projects.

	Lots No.	Houses No.	Apartments No.	Change on HY06
Wholly Owned Projects	350	260	47	Down 25%
Joint Venture Projects	164	62	31	Up 25%
Total	**514**	**322**	**78**	

*Joint Venture figures show Australand's share of number of lots and revenue.

Operational highlights for the June 2007 half-year included:-

- Strong profit contribution from Western Australia, including the successful launch and land sales from Port Coogee and Bassendean projects;
- Above forecast revenue and profit from Victoria, with land sales exceeding forecast;
- Solid contribution from Queensland, including the successful launch of Stage 2 Burleigh Heads and Carindale apartment projects, and improved land and housing sales in Brisbane;
- Launch of Second Ponds Creek (NSW) with strong land and housing sales.

Coupled with stable interest rates in the first half, consumer confidence increased markedly in the stronger markets, resulting in an increase in selling prices and a reduction in sales incentives. As a consequence, an improvement in margins has begun to flow through to the bottom line and should be maintained in the second half.

Affordability still remains an impediment to a full recovery of the Residential sector with Sydney and Perth suffering more so than other capital cities.

The Division successfully increased its exposure into areas where greater returns can be achieved, particularly in Western Australia, which rose from $225 million capital invested at 31 December 2006 to $302 million.

Overall in the June half, approximately $91 million was allocated to the acquisition of new wholly owned and Joint Venture residential development sites yielding around 3,100 lots in Perth and Melbourne.

The following table discloses the longer term yield and sales revenue from projects which are controlled by Australand and its related entities:-

Residential Division: Future yields and revenue (existing projects)

	No. of projects	Future Yield			Future Revenue $'m			Trading life
		Land	Housing	Apartments	Land	Housing	Apartments	
1. Split By State								
New South Wales	36	225	907	869	84	542	679	Up to 10 years
Victoria	36	3,867	1,268	591	643	497	421	Up to 10 years
Queensland	13	425	645	465	119	411	362	Up to 5 years
Western Australia	18	3,575	355	1,617	1,055	127	1,261	Up to 10 years
Total	**103**	**8,092**	**3,175**	**3,542**	**1,901**	**1,577**	**2,723**	
2. Split between wholly owned and joint venture								
Wholly Owned	73	5,652	2,064	2,339	1,423	973	1,817	
Australand share of Joint Ventures	30	2,440	1,111	1,203	478	604	906	
Total	**103**	**8,092**	**3,175**	**3,542**	**1,901**	**1,577**	**2,723**	

Note: The above table reflects the number of lots and revenue for joint ventures to the extent of Australand's interest.

AWPF6

Australand successfully established Australand Wholesale Property Fund No. 6 (AWPF6) during the current reporting period. AWPF6 acquired from Australand, a portfolio of 8 high quality commercial and industrial properties located in NSW, Victoria and South Australia. The total on completion value of the portfolio will be approximately $215 million.

As at 30 June 2007, Australand had sold approximately $90 million of the $155 million AWPF6 equity on issue (this was achieved within the first 4 weeks of marketing). Therefore, as at 30 June 2007, Australand held a 42% stake in AWPF6. Given ongoing investor interest, Australand intends to ultimately reduce its stake to between 10% and 19.9%. The financial statements included in this report have recognised this transaction on an equity accounting basis.

BOARD AND MANAGEMENT

Mr Bob Johnston, previously Global Chief Executive of Bovis Lend Lease, will assume the role of Managing Director and Chief Executive Officer with effect from 1 August 2007, replacing Mr Brendan Crotty who retired from the Group on 29 June 2007. The Board wishes to record its appreciation to Mr Crotty for taking Australand from its listing in 1997, with an initial market capitalisation of $348 million, to its $2 billion approximately market capitalisation today, achieving ten consecutive years of record profit.

Mr John Thomas who is Chief Operating Officer, is Acting Chief Executive Officer, until Mr Johnston joins Australand.

As a result of the realignment of responsibilities in CapitaLand Limited (Australand's majority shareholder), Mr Lui Chong Chee was appointed as Chairman of the Board of Directors on 1 June 2007, replacing Mr Tham Kui Seng. The Board expressed its appreciation to Mr Tham Kui Seng for the significant contribution he has made to the Group throughout his term as Chairman. Mr Tham will remain on the Board as a non-executive director.

In addition, Mr William Beerworth resigned as a non-executive director of the Group on 6 July 2007. Mr Beerworth has been an Australand Board member since March 1997 and brought to the Group many years of experience, particularly in the areas of corporate law and governance. Australand extends its appreciation to Mr Beerworth for his invaluable contribution over the past ten years.

OUTLOOK

Improved performance across all operating divisions and a quality investment portfolio supports the expectation that the full year 2007 reported profit after tax and minority interest (including unrealised revaluation gains) should show an improvement over the previous financial year.

The Commercial & Industrial Division is expected to continue to achieve strong underlying growth for the 2007 full year. The significant pipeline will continue to provide high quality commercial and industrial properties to the Investment Property Division and to Australand's managed wholesale property funds.

The Investment Property Division is expected to deliver recurrent income similar to last year, and an increase in unrealised revaluation gains. Continuing market rental growth and firming investment property yields during 2007 will underpin the value of the Division's portfolio.

The Residential Division's geographic diversification will enable it to deliver a result similar to 2006, with strong contributions expected from Western Australia and Victoria. Whilst there has been some minor improvement in Sydney's residential market during the first half of 2007, it is expected that this market will remain subdued during the remainder of the year.

Overall, Australand expects to achieve a distributable profit (profit after tax and minority interest but before unrealised revaluation gains) for the 2007 financial year in line with the prior year. This should ensure that profits will support total Dividends/Distributions of 16.5 cents per stapled security for the full year ending 31 December 2007.

DIRECTORS

The following persons were directors of the Board of Australand Holdings Limited, Australand Property Limited and Australand Investments Limited during the half-year ended 30 June 2007 and up to the date of this report:

LUI Chong Chee (appointed Chairman 1 June 2007)
James Glen SERVICE, AO (Deputy Chairman)
Brendan Patrick CROTTY (Managing Director) (resigned 29 June 2007)
THAM Kui Seng (resigned as Chairman 1 June 2007)
William John BEERWORTH (resigned 6 July 2007)
Lt Gen (Ret'd) Winston CHOO
Ian Farley HUTCHINSON
Paul Dean ISHERWOOD, AO
WEN Khai Meng
John Antony THOMAS (appointed Alternate Director for WEN Khai Meng 16 July 2007)

DIVIDENDS/DISTRIBUTIONS

Dividends paid or declared by Australand Holdings Limited and distributions paid or declared by Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 to security holders since the end of the previous financial year were:

Type	Payment per stapled security	Total amount $'000	Date of payment
Final for 2006	4.5	41,720	9 February 2007
Interim for March quarter 2007	4.0	37,089	4 May 2007
Interim for June quarter 2007	4.0	37,090	3 August 2007

Dividends on ordinary shares were fully franked at the prevailing tax rate of 30% (2006: 30%).

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

There were no significant changes in the state of affairs of Australand Property Group during the financial period.

AUDITORS' INDEPENDENCE DECLARATION

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 9.

ROUNDING OF AMOUNTS

Australand is an entity of the kind referred to in Class Order 98/100 issued by the Australian Securities and Investments Commission relating to the rounding of amounts in the Directors' Report and consolidated Financial Report. In accordance with that Class Order, amounts in the Directors' Report and consolidated Financial Report have been rounded off to the nearest thousand dollars unless otherwise stated.

Dated at Sydney this 30th day of July 2007.

Signed in accordance with a resolution of the Directors.

John Thomas
Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the review of Australand Holdings Limited for the half year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Australand Holdings Limited and the entities it controlled during the period.

Matthew Lunn
Partner
PricewaterhouseCoopers

Sydney
30 July 2007

CONSOLIDATED INCOME STATEMENT
For the Half-Year Ended 30 June 2007

	Notes	Consolidated 2007 $'000	Consolidated 2006 $'000
Revenue		**410,115**	442,162
Cost of properties sold		**(232,379)**	(283,667)
Development profit recognised through valuation of properties transferred to Australand Property Trusts		**2,797**	1,299
Share of net profits of joint ventures accounted for using the equity method		**24,323**	14,665
Investment property expenses		**(13,687)**	(10,691)
Employee expenses		**(49,741)**	(43,136)
Depreciation		**(1,612)**	(1,727)
Finance costs		**(29,943)**	(27,915)
Other expenses		**(23,232)**	(24,424)
Net gains from fair value adjustments on investment property		**56,081**	39,135
Profit before income tax		**142,722**	105,701
Income tax expense		**(11,169)**	(7,506)
Net profit		**131,553**	98,195
Net profit attributable to ASSETS hybrid equity holders (minority interest)		**(11,957)**	(8,939)
Net profit attributable to stapled security holders of Australand		**119,596**	89,256
Attributable to:			
Equity holders of AHL and APT		**99,645**	71,809
Equity holders of other stapled entities (minority interest):			
- Australand Property Trust No.4 (APT4)		**14,260**	13,697
- Australand Property Trust No.5 (APT5)		**5,691**	3,750
Net profit attributable to stapled security holders of Australand		**119,596**	89,256
Earnings per stapled security for profit attributable to ordinary equity holders of AHL and APT (parent entity)			
Basic earnings per stapled security	2	**10.8 cents**	8.3 cents
Diluted earnings per stapled security	2	**10.8 cents**	8.2 cents
The above income statement should also be read in conjunction with the accompanying notes, including note 2 which presents the following earnings per stapled security for profit attributable to the stapled equity holders:			
Basic earnings per stapled security	2	**12.9 cents**	10.3 cents
Diluted earnings per stapled security	2	**12.9 cents**	10.2 cents

The above consolidated income statement should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET
As at 30 June 2007

	Notes	Consolidated June 2007 $'000	Consolidated Dec 2006 $'000
Current Assets			
Cash and cash equivalents		**15,339**	9,594
Receivables		**237,775**	256,922
Inventories		**535,522**	702,086
Investment properties under contracts for sale		**-**	150,500
Derivative financial instruments		**33,353**	22,918
Other		**3,512**	5,606
Total Current Assets		**825,501**	1,147,626
Non-Current Assets			
Inventories		**806,023**	648,734
Investments accounted for using the equity method		**306,189**	216,999
Investment properties		**1,615,386**	1,452,373
Property, plant and equipment	8(b)	**4,586**	36,828
Total Non-Current Assets		**2,732,184**	2,354,934
Total Assets		**3,557,685**	3,502,560
Current Liabilities			
Payables		**114,384**	123,824
Interest bearing liabilities		**131,750**	-
Current tax liabilities		**19,722**	18,790
Provisions		**94,335**	87,049
Land vendor liabilities		**35,225**	104,200
Total Current Liabilities		**395,416**	333,863
Non-Current Liabilities			
Interest bearing liabilities		**1,325,663**	1,400,663
Provisions		**27,908**	13,188
Land vendor liabilities		**10,220**	18,352
Deferred tax liabilities		**30,040**	24,353
Total Non-Current Liabilities		**1,393,831**	1,456,556
Total Liabilities		**1,789,247**	1,790,419
Net Assets		**1,768,438**	1,712,141
Equity			
Equity holders of AHL and APT			
Contributed equity		**981,663**	980,334
Reserves		**27,547**	18,743
Retained profits		**244,921**	207,740
		1,254,131	1,206,817
Equity holders of APT4 and APT5 (minority interest)		**245,649**	236,666
Stapled security holders interest in the Group	4	**1,499,780**	1,443,483
ASSETS hybrid equity		**268,658**	268,658
Total Equity		**1,768,438**	1,712,141

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Half-Year Ended 30 June 2007

	Consolidated June 2007 $'000	Consolidated June 2006 $'000
Total equity at the beginning of the half-year	**1,712,141**	1,496,491
Net profit for the half-year	**131,553**	98,195
Changes in the fair value of cash flow hedges net of tax	**7,304**	20,653
Net income recorded directly in equity	**7,304**	20,653
Total profit for the half-year and net income recorded directly in equity	**138,857**	118,848
Transactions with equity holders		
Contributions of equity, net of transaction costs	**1,592**	51,827
Security-based payments	**1,500**	300
Dividends and distributions provided for or paid (note 3)	**(73,695)**	(70,967)
ASSETS hybrid equity	**(11,957)**	(8,939)
	(82,560)	(27,779)
Total equity at the end of the half-year	**1,768,438**	1,587,560
Total profit for the half-year and net expense recorded directly in equity is attributable to:		
Equity holders of AHL and APT	**106,949**	92,462
Equity holders of other stapled entities (minority interest):		
- Australand Property Trust No.4 (APT4)	**14,260**	13,697
- Australand Property Trust No.5 (APT5)	**5,691**	3,750
Other minority interests	**11,957**	8,939
	138,857	118,848

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT

For the Half-Year Ended 30 June 2007

	Consolidated June 2007 $'000	Consolidated June 2006 $'000
Cash Flows from Operating Activities		
Receipts from customers (inclusive of goods and services tax)	**515,091**	519,357
Payments to suppliers and employees (inclusive of goods and services tax)	**(415,371)**	(502,026)
Interest received	**2,753**	3,042
Interest paid	**(49,868)**	(45,097)
Income tax paid	**(7,680)**	(14,578)
Net cash flows provided by / (used in) operating activities	**44,925**	(39,302)
Cash Flows from Investing Activities		
Joint venture equity investments - net distributions	**(9,611)**	(62,644)
Payments for investment in AWPF6	**(65,115)**	-
Proceeds from sale of investment property	**145,898**	-
Payments for acquisition and improvement to investment properties	**(124,510)**	(54,890)
Proceeds from sale of property, plant and equipment	**47,000**	-
Payments for plant and equipment	**(1,067)**	(1,401)
Net cash flows (used in) investing activities	**(7,405)**	(118,935)
Cash Flows from Financing Activities		
Proceeds from borrowings	**466,750**	587,798
Repayment of borrowings	**(410,000)**	(490,916)
Dividends and trust distributions paid	**(78,325)**	(74,707)
Distributions to minority interests - ASSETS	**(11,792)**	(8,939)
Net contribution from ASSETS raising	**-**	95,143
Proceeds from issue of units/shares (net of equity raising costs)	**1,592**	51,666
Net cash flows (used in) / provided by financing activities	**(31,775)**	160,045
Net increase in cash held	**5,745**	1,808
Cash at the beginning of the half-year	**9,594**	17,640
Cash at the end of the half-year	**15,339**	19,448

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION OF HALF-YEAR REPORT

This financial report for the half-year reporting period ended 30 June 2007 has been prepared in accordance with Accounting Standard AASB 134, *Interim Financial Reporting* and the *Corporations Act 2001*. Australand's financial report represents the consolidated financial report of Australand Holdings Limited and its controlled entities in accordance with Urgent Issues Group (UIG) Consensus View 1013, *Consolidated Financial reports in relation to Pre-Date-of-Transition Stapling Arrangements*.

The half-year financial report does not include all notes normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 31 December 2006 and any public announcements made by Australand during the half-year to 30 June 2007 in accordance with continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2. EARNINGS PER STAPLED SECURITY

		Consolidated June 2007	Consolidated June 2006
i.	Basic earnings per stapled security	**12.9 cents**	10.3 cents
ii.	Diluted earnings per stapled security	**12.9 cents**	10.2 cents
iii.	Basic earnings per stapled security (Parent Entity)	**10.8 cents**	8.3 cents
iv.	Diluted earnings per stapled security (Parent Entity)	**10.8 cents**	8.2 cents

(a) Reconciliation of earnings used in calculating earnings per stapled security

Alternate	**$'000**	**$'000**
(i) Basic earnings per stapled security		
Net profit after tax	**119,596**	89,256
Earnings used in calculating basic earnings per stapled security	**119,596**	89,256
(ii) Diluted earnings per stapled security		
Net profit after tax	**119,596**	89,256
Earnings used in calculating diluted earnings per stapled security	**119,596**	89,256
Parent Entity*		
(iii) Basic earnings per stapled security		
Net profit after tax	**99,645**	71,809
Earnings used in calculating basic earnings per stapled security	**99,645**	71,809
(iv) Diluted earnings per stapled security		
Net profit after tax	**99,645**	71,809
Earnings used in calculating diluted earnings per stapled security	**99,645**	71,809

*For the purpose of earnings per stapled security, the parent entity is defined as AHL and APT

(a) Weighted average number of stapled securities used

Weighted average number of ordinary securities used as the denominator in calculating basic earnings per stapled security	**927,196,249**	870,155,357
Australand Employee Securities Ownership Plan	**-**	6,908,732
Weighted average number of ordinary securities and potential ordinary securities used as the denominator in calculating diluted earnings per stapled security	**927,196,249**	877,064,089

(b) Information concerning the classification of securities

Securities granted to employees in previous years under the Australand Employee Securities Ownership Plan (ESOP) are considered to be potential ordinary securities and have been included in the determination of diluted earnings per stapled security to the extent to which they are dilutive.

3. DIVIDENDS/DISTRIBUTIONS

Dividends/distributions recognised in the current period by Australand Holdings Limited, Australand Property Trust, Australand Property Trust No. 4 and Australand Property Trust No. 5 are:

June 2007	Payment per Share/Unit	Total Amount $'000	Date of Payment	Tax Rate for Franking Credit or Tax Deferred %	Percentage Franked %
Ordinary shares					
Interim dividend	**0.25 cents**	**2,318**	04-05-07	30	100
Interim dividend	**1.05 cents**	**9,744**	03-08-07	30	100
Total dividend	**1.30 cents**	**12,062**			
Units					
Interim distribution	**3.75 cents**	**34,771**	04-05-07		
Interim distribution	**2.95 cents**	**27,346**	03-08-07		
Total distribution	**6.70 cents**	**62,117**			

Total dividends and distributions shown above total $74,179,000. The total amount of dividends and distributions for the year as shown in note 4 is $73,695,000. The difference between these amounts relates to the ESOP dividends and distributions, which are applied against ESOP loans.

The Australand Dividend/Distribution Reinvestment Plan (DRP) has been suspended since the final 2006 dividend/distribution.

June 2006	Payment per Share/Unit	Total Amount $'000	Date of Payment	Tax Rate for Franking Credit or Tax Deferred %	Percentage Franked %
Ordinary shares					
Interim dividend	2.4 cents	21,340	04-05-06	30	100
Interim dividend	1.6 cents	13,449	03-08-06	30	100
Total dividend	4.0 cents	34,789			
Units					
Interim distribution	1.6 cents	14,079	04-05-06		
Interim distribution	2.4 cents	22,477	03-08-06		
Total distribution	4.0 cents	36,556			

3. DIVIDENDS/DISTRIBUTIONS (CONTINUED)

Franking credits

	Consolidated	
	June 2007 $'000	**June 2006 $'000**
Franking credits available for subsequent financial year based on a tax rate of 30% (2006: 30%)	**85,480**	73,340

Franking credits are available at the 30% corporate tax rate after allowing for tax payable in respect of the current period's profit, payment of proposed dividends/distributions and receipt of dividends receivable. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends/distributions. The above amounts represent the balances of the franking accounts as at the end of the financial period, adjusted for:

a) franking credits that will arise from the payment of the current tax liability;
b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and
c) franking credits that may be prevented from being distributed in subsequent financial years.

4. EQUITY

Australand is a stapled group in which the security holders hold direct interests and an equal number of securities in each of Australand Holdings Limited (AHL), Australand Property Trust (APT), Australand Property Trust No.4 (APT4) and Australand Property Trust No.5 (APT5).

As the securities of AHL and APT were stapled before the introduction of AIFRS, UIG 1013 *Pre-date-of-transition stapling arrangements* applies. This deems that AHL is identified as the acquirer and the parent and the results and net assets of AHL and APT are combined when presenting the consolidated financial statements.

However, as the stapling of APT4 and APT5 occurred after the introduction of AIFRS, AASB Interpretation 1002 *Post date of transition stapling arrangements* applies. For the purposes of AASB 1002, APT has been identified as the acquirer and the results and equity of APT4 and APT5 are presented as minority interest in the consolidated financial statements on the basis that neither APT or AHL has obtained an ownership interest as a result of the stapling.

All benefits and risks of ownership and operations of APT, APT4 and APT5 flow through to the consolidated result of Australand Holdings Limited and its controlled entities and form part of the profit attributable to stapled security holders. Accordingly, whilst the results and equity of APT4 and APT5 are disclosed as minority interest, the stapled security holders of AHL and APT are the same as the stapled security holders of APT4 and APT5.

4. EQUITY (CONTINUED)

Capital, Reserves and Retained Profits		Consolidated June 2007 $'000	Consolidated Dec 2006 $'000
Equity			
Capital and Reserves attributable to stapled security holders as:			
Equity holders of AHL and APT			
Contributed equity		**981,663**	980,334
Reserves		**27,547**	18,743
Retained profits		**244,921**	207,740
Parent interest		**1,254,131**	1,206,817
Equity holders of other stapled entities – APT4 and APT5 (minority interest)			
Contributed equity		**212,533**	212,270
Reserves		**(10,601)**	(10,601)
Retained profits		**43,717**	34,997
Equity holders of other stapled entities – APT4 and APT5 (minority interest)		**245,649**	236,666
Stapled security holders interest in the Group		**1,499,780**	1,443,483
a) Reserves			
Hedging reserve			
Hedging reserve – cash flow hedges – AHL and APT		**23,360**	16,056
Total Hedging reserve – cash flow	(i)	**23,360**	16,056
Security-based payments reserve			
Security-based payments reserve – AHL	(ii)	**4,187**	2,687
Total reserves – AHL and APT		**27,547**	18,743
Capital redemption reserve			
Capital redemption reserve – APT4 and APT5	(iii)	**(10,601)**	(10,601)
Total reserves – stapled security holders		**16,946**	8,142

4. EQUITY (CONTINUED)

	Consolidated	
	June 2007 $'000	Dec 2006 $'000
Movements in above stapled security holders reserves comprise:		
(i) Hedging reserve – cash flow hedges		
Opening balance	**16,056**	(3,993)
Changes in fair value of cash flow hedges	**10,435**	26,924
Deferred tax	**(3,131)**	(6,875)
Closing balance	**23,360**	16,056
(ii) Security-based payments reserve		
Opening balance	**2,687**	1,687
Expense relating to security-based payments	**1,500**	1,000
Closing balance	**4,187**	2,687
(iii) Capital redemption reserve		
Opening balance	**(10,601)**	(10,601)
Capital redemption reserve – stapling of APT4 and APT5	**-**	-
Closing balance	**(10,601)**	(10,601)
b) Retained Profits		
Equity holders of AHL and APT		
Retained profits	**244,921**	207,740
Other stapled entities		
- Australand Property Trust No.4	**30,037**	23,420
- Australand Property Trust No.5	**13,680**	11,577
	43,717	34,997
Stapled security holders interest in retained profits	**288,638**	242,737
Movements in above total stapled security holders interests in retained profits:		
Opening balance	**242,737**	148,574
Net profit attributable to the stapled security holders of Australand	**119,596**	243,050
Dividends / distributions	**(73,695)**	(148,887)
Closing balance	**288,638**	242,737

4. EQUITY (CONTINUED)

c) Nature and purpose of reserves

(i) Hedging reserve – cashflow hedges
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity. Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

(ii) Security-based payments reserve
The security-based payments reserve is used to recognise the fair value of options or performance rights granted.

(iii) Capital redemption reserve
The capital redemption reserve arises in APT4 and APT5 as a result of the redemption of units upon stapling with AHL and APT.

MOVEMENTS IN CONTRIBUTED EQUITY

	Half-year		Half-year	
	2007 Stapled securities	2006 Stapled securities	2007 $'000	2006 $'000
Issues of Stapled Securities during the half-year				
Exercise of options	**124,500**	343,400	**195**	558
Australand Employee Securities Ownership Plan	**-**	441,000	**1,397**	1,132
Distribution reinvestment plan issue	**-**	24,757,912	**-**	50,137
	124,500	25,542,312	**1,592**	51,827

d) Australand tax exempt plan

On 29 June 2007 Australand issued stapled securities up to the value of $1,000 to eligible employees under the Australand Tax Exempt Employee Security Plan (TEP). These stapled securities were acquired by Australand through an on-market purchase on the Australian Stock Exchange.

A three-year restriction period on selling, transferring or otherwise dealing with the securities applies, unless the employee leaves Australand. Under the plan employees will receive the same benefits as all other security holders.

e) Australand Performance rights plan

In May 2007 Australand established a new long term incentive plan for executives called the Performance Rights Plan (PRP). The PRP provides Performance Rights over Australand Stapled Securities which may vest, subject to the satisfaction of certain Performance measures at the end of the three year performance period. Performance measures include Absolute Total Security-holder Return (TSR), Relative TSR and Economic Value Added.

The Australand Board shall determine the extent to which the performance measures have been achieved at the end of the three-year performance period. At the end of the three-year period, once all performance measures have been assessed and level of vesting has been determined, the vested Performance Rights will be automatically exercised. If the Performance Rights do not vest, the Rights will lapse and there will be no re-testing.

5. CONTINGENCIES

Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) are as follows:

(a) The Group has given indemnities for land development contract performance in the form of bank guarantees and insurance bonds.

	June 2007 $'000	Dec 2006 $'000
Performance bank guarantees outstanding	**62,594**	59,302
Financial bank guarantees	**3,439**	7,151
Insurance bonds outstanding	**27,077**	29,437
	93,110	95,890

(b) In the ordinary course of business, the Group becomes involved in litigation, some of which falls within the Group's insurance arrangements. Whilst the outcomes are uncertain, these contingent liabilities are not considered to be material to the Group.

6. SEGMENT REPORTING

The consolidated entity operates wholly within Australia and is organised into the following divisions:

- Residential
- Commercial and Industrial; and
- Investment Property

June 2007

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Revenue	**323,077**	**243,249**	**566,326**	**84,459**	**1,266**	**(95,115)**	**556,936**
Less: Property development sales revenue from joint venture entities	(83,469)	(65,841)	(149,310)	-	-	2,489	**(146,821)**
Segment Revenue	**239,608**	**177,408**	**417,016**	**84,459**	**1,266**	**(92,626)**	**410,115**
Segment result before interest expense and interest in cost of goods	43,601	14,658	58,259	67,424	-	(9,070)	**116,613**
Development profit through valuation of properties transferred to Australand Property Trusts	-	-	-	-	-	2,797	**2,797**
Capitalised interest in cost of goods sold & other interest	(19,695)	(5,655)	(25,350)	(11,189)	(7,594)	-	**(44,133)**
Revaluation of Investment Property	-	-	-	56,081	-	-	**56,081**
Other fees charged between developer and Trust	-	-	-	6,172	-	(6,172)	-
Net segment result after interest expense	23,906	9,003	32,909	118,488	(7,594)	(12,445)	**131,358**
Share of net profits of associates and partnerships joint ventures accounted for using the equity method	10,439	15,105	25,544	-	-	(1,221)	**24,323**
Unallocated corporate costs	-	-	-	-	(12,959)	-	**(12,959)**
Profit before income tax	**34,345**	**24,108**	**58,453**	**118,488**	**(20,553)**	**(13,666)**	**142,722**
Income tax expense							**(11,169)**
Net Profit							**131,553**

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Total segment assets	1,347,086	462,268	1,809,354	1,648,262	153,745	(53,676)	**3,557,685**
Depreciation and amortisation expense	622	267	889	-	-	723	**1,612**

6. SEGMENT REPORTING (CONTINUED)

June 2006

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Revenue	**413,477**	**120,060**	**533,537**	**64,701**	**1,744**	**(38,587)**	**561,395**
Less: Property development sales revenue from joint venture entities	(85,449)	(50,557)	(136,006)	-	-	16,773	**(119,233)**
Segment Revenue	**328,028**	**69,503**	**397,531**	**64,701**	**1,744**	**(21,814)**	**442,162**
Segment result before interest expense and interest in cost of goods sold	44,001	5,939	49,940	51,228	-	(5,366)	**95,802**
Development profit through valuation of properties transferred to Australand Property Trusts	-			-	-	1,299	**1,299**
Capitalised interest in cost of goods sold & other interest	(17,254)	(1,770)	(19,024)	(9,241)	(8,255)	252	**(36,268)**
Revaluation of Investment Property	-	-	-	39,135	-	-	**39,135**
Interest & other fees charged between developer and Trust*	-	-	-	5,750	-	(5,750)	**-**
Net segment result after interest expense	26,747	4,169	30,916	86,872	(8,255)	(9,565)	**99,968**
Share of net profits of associates joint ventures partnerships accounted for using the equity method	5,937	11,386	17,323	-	-	(2,658)	**14,665**
Unallocated corporate costs	-	-	-	-	(8,932)	-	**(8,932)**
Profit before income tax	**32,684**	**15,555**	**48,239**	**86,872**	**(17,187)**	**(12,223)**	**105,701**
Income tax expense							**(7,506)**
Net Profit							**98,195**

Business Segment Summary ($'000)	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Elim	Consolidated
Total segment assets	1,420,934	349,929	1,770,863	1,462,087	83,744	(56,874)	**3,259,820**
Depreciation and amortisation expense	98	25	123	-	881	723	**1,727**

7. EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

There have been no significant events or transactions that have arisen since the end of the financial period which, in the opinion of the Directors, would significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.

8. OTHER INFORMATION

a) Control gained over entities having material effect:

Name of entity	Date gained
Nil	

b) Control lost over entities having material effect:

During the half-year, the interest in the following material entities (and their wholly owned subsidiaries) were disposed of:

Name of entity	Date of disposal	Ownership interest disposed of	Profit recognised on disposal $'000
Australand Wholesale Property Trust No. 6 (formerly Rhodes No. 5 Unit Trust)	28 June 2007	58%	-
Australand Wholesale Property Trust No. 6A (formerly Rhodes No. 2 Unit Trust)	28 June 2007	58%	-

During the current reporting period, Australand Wholesale Property Fund No. 6 (AWPF6) was established, comprising the stapled units of Australand Wholesale Property Trust No. 6 (formerly Rhodes No. 5 Unit Trust) and Australand Wholesale Property Trust No. 6A (formerly Rhodes No. 2 Unit Trust).

The transaction included the sale of 1C Homebush Bay Drive, Rhodes, Sydney. This investment property has been reclassified in previous Group accounts as property, plant and equipment in accordance with AIFRS as it is occupied by Australand. As a result, in the Group accounts the gain of $8.9 million has been included in revenue as a gain on sale of property, plant and equipment. In the APT accounts, this building is classified as an Investment Property.

As at 30 June 2007, Australand held a 42% stake in AWPF6. The net investment of $54.0 million has been included in 'Investments accounted for using the equity method' in the Balance Sheet.

8. OTHER INFORMATION (CONTINUED)

c) Details of aggregate share of profits of associates and joint venture entities:

	2007 $'000	2006 $'000
Profit before income tax	24,323	14,665
Income tax expense	(7,297)	(4,400)
Net profit	17,026	10,265
Share of net profit of associates and joint venture entities	17,026	10,265

d) Material Interests In Entities Which Are Not Controlled Entities

Name of entity	Note	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities		Current period %	Previous corresponding period %	Current period $'000	Previous corresponding period $'000
118 Alfred Street Finance Pty Ltd	(b)	50	-	-	-
Australand Apartments No. 6 Pty Limited	(b)	50	-	-	-
Australand Holdings Limited & BMD Constructions Pty Ltd		50	50	-	-
Australand Holdings Limited and Morton Homestead Pty Ltd		50	50	1,190	1,000
Australand Land and Housing No. 5 (Hope Island) Pty Limited		50	50	(20)	(24)
Australand Land and Housing No. 7 (Hope Island) Pty Limited		50	50	-	-
Australand Land and Housing No. 8 (Hope Island) Pty Limited		50	50	-	-
Avon Road Pymble Pty Ltd		50	50	-	-
Baldi Unit Trust		50	50	(80)	124
Balmain Shores Pty Ltd		50	50	-	-
Brisun Pty Ltd		50	50	-	3
Camden Green Pty Limited		100	100	-	130
Chymont Pty Limited		50	50	-	233
Chymont (Port Melbourne) Pty Limited		50	50	-	-
Chymont Unit Trust		50	50	341	-
CIP ALZ (BBP) Trust		50	50	835	578
CIP ALZ (Horrie Miller Drive) Pty Limited		50	50	-	-
CIP ALZ (MA) Trust		50	50	851	960
CIP ALZ (WA) Unit Trust	(b)	50	-	385	-
CIP ALZ Goulburn Industrial Unit Trust		50	50	(618)	3,121
CIP ALZ Horrie Miller Drive Industrial Unit Trust		50	50	6,000	-
Commercial & Industrial Property (Mt Waverley) Trust		50	50	-	2,321
Commercial & Industrial Property (Pinkenba) Trust		50	50	-	-

8. OTHER INFORMATION (CONTINUED)

d) Material Interests In Entities Which Are Not Controlled Entities (continued)

Name of entity		Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities	Note	Current period %	Previous corresponding period %	Current period $'000	Previous corresponding period $'000
Commercial & Industrial Property (Port Melbourne) Trust		50	50	-	-
Croydon Development Trust		50	50	-	-
Discovery Point Pty Limited and Landcom		50	50	1,262	2,195
Freshwater Residential Unit Trust		50	50	-	-
Freshwater Settlements Pty Limited		50	50	-	-
Giffnock North Ryde Co-Venture	(b)	50	-	-	-
Glebe Harbour Unit Trust		50	50	-	-
Kellyville Construction Partnership		50	50	(180)	336
Lidcombe Co-Venture	(b)	50	-	(10)	-
LMMBI Pty. Ltd.		50	50	-	-
LMMBI Unit Trust		50	50	-	-
Minto Industrial Developments Trust		50	50	-	-
Motorway Business Park Pty Ltd		50	50	6,090	4,174
Parkinson Development Co-Venture	(b)	50	-	-	-
Port Coogee Co-Venture		50	50	4,522	(9)
Port Coogee Finance Pty Limited	(a)	50	-	-	-
Port Melbourne Unit Trust		50	50	-	-
Lincoln Heath Estate Pty Ltd		50	50	-	-
Soncal Pty Limited		50	50	-	-
Stage 3 Eastern Creek Co-Venture	(b)	50	-	-	-
St Andrews Field Co-Venture	(b)	50	-	155	740
Sunshine Co-Venture	(b)	50	-	-	-
Sur-Mer (Cronulla) Pty Ltd		50	50	-	-
Torquay Nominee Pty Limited		50	50	476	644
Trust Project No.9 Unit Trust		50	50	1,194	797
Village Park Consortium		50	50	1,845	-
Woolloomooloo Unit Trust		50	50	-	-
Total				**24,238**	17,323
Other interests				85	(2,658)
Total				**24,323**	**14,665**

a) Joint venture entities created during the period
b) Joint venture entities created during the six months to December 2006

DIRECTORS' DECLARATION

For the half-year ended 30 June 2007

In the directors' opinion:

(a.) the financial statements and notes set out on pages 10 to 26 are in accordance with the *Corporations Act 2001*, including:

i.) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

ii.) giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and

(b.) there are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.



John Thomas
Director

Sydney
30 July 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of Australand Holdings Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Australand Holdings Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Australand Holdings Limited Group (the consolidated entity). The consolidated entity comprises both Australand Holdings Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Australand Holdings Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PRICEWATERHOUSECOOPERS

For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Australand Holdings Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

PricewaterhouseCoopers

PricewaterhouseCoopers

Matthew Lunn
Partner

Sydney
30 July 2007

30 July 2007

ASX ANNOUNCEMENT

AUSTRALAND ANNOUNCES HALF YEAR NET PROFIT OF $119.6 MILLION

Australand today announced a net profit after tax and minority interest of $119.6 million for the half year ended 30 June 2007. This is a 34% increase on the corresponding 2006 result of $89.3 million. The key highlights were:

- Increased profit before tax from all operating Divisions:
  - Commercial & Industrial profit of $24.1 million, up 55% (2006: $15.6 million);
  - Investment Property profit of $118.5 million, up 36% (2006: $86.9 million), including an unrealised revaluation gain of $56.1 million (2006: $39.1 million); and
  - Residential profit of $34.3 million, up 5% (2006: $32.7 million)
- The profit contribution from the combined Commercial & Industrial and Investment Property Divisions was $142.6 million, an increase of 39% over the 2006 half year result of $102.4 million;
- Successful launch of Australand Wholesale Property Fund No. 6, which has acquired a portfolio of 8 high quality commercial and industrial properties from Australand;
- Earnings per stapled security rose 25% to 12.9 cents (2006: 10.3 cents);
- Dividends/Distributions per stapled security were maintained at 8.0 cents for the half year; and
- Net tangible assets per stapled security increased 11% to $1.62.

Australand's Acting CEO, Mr John Thomas, said the improved performance across all operating Divisions and a quality investment portfolio, supports the expectation that the full year 2007 reported profit after tax and minority interest (including unrealised revaluation gains) should show an improvement over the previous financial year.

The Commercial & Industrial Division is expected to continue to achieve strong underlying growth for the 2007 full year. The significant pipeline will continue to provide high quality commercial and industrial properties to the Investment Property Division and to Australand's managed wholesale property funds.

The Investment Property Division is expected to deliver recurrent income similar to last year, and an increase in unrealised revaluation gains. Continuing market rental growth and firming investment property yields during 2007 will underpin the value of the Division's portfolio.

The Residential Division's geographic diversification will enable it to deliver a result similar to 2006, with strong contributions expected from Western Australia and Victoria. Whilst there has been some minor improvement in Sydney's residential market during the first half of 2007, it is expected that this market will remain subdued during the remainder of the year.

Mr Bob Johnston, previously Global Chief Executive of Bovis Lend Lease, will assume the role of Managing Director and Chief Executive Officer with effect from 1 August 2007, replacing Mr Brendan Crotty who retired from the Group on 29 June 2007.

Overall, Australand expects to achieve a distributable profit (profit after tax and minority interest but before unrealised revaluation gains) for the 2007 financial year in line with the prior year. This should ensure that profits will support total Dividends/Distributions of 16.5 cents per stapled security for the full year ending 31 December 2007.

For further information, please contact:

John Thomas
Chief Executive Officer (acting)
Tel: +61 2 9767 2002
Email: jthomas@australand.com.au

Tiernan O'Rourke
Chief Financial Officer
Tel: +61 2 9767 2041
Email: torourke@australand.com.au

Trudy Wise
Wise McBaron Communication
0405 040 133
02 9279 4770
trudy@wisemcbaron.com.au

CapitaLand

For Immediate Release
31 July 2007

NEWS RELEASE

CapitaLand records 1H 2007 profit of S$1.5 billion
Five times the profit of 1H 2006

Singapore, 31 July 2007 – CapitaLand posted record profit after tax and minority interests (PATMI) of S$1.5 billion for the 1H 2007, more than five times the profit achieved in 1H 2006. This is due to stronger overall residential business, especially in Singapore and China; higher fee-based income from commercial and retail operations; and unrealised fair value and portfolio gains. Excluding unrealised fair value gains of S$647.4 million, PATMI would still be S$873.3 million, three times that of 1H 2006 PATMI.

Group Earnings before Interest and Tax (EBIT) was S$2.0 billion for 1H 2007, nearly four times that of 1H 2006. Residential business recorded a 71.7% rise in EBIT to S$492.5 million in 1H 2007, with healthy growth recorded in Singapore, China and Australia, its mainstay markets. For this period, Singapore residential recorded an impressive 146% increase in EBIT. Commercial's EBIT in 1H 2007 increased to S$1.1 billion, up 10 times from S$101.4 million in 1H 2006. This is due to improved operating results, divestment gain from Temasek Tower, and unrealised fair value gains arising from the revaluation of investment properties. Retail's EBIT in 1H 2007 grew 261.3% to S$144.2 million, due to higher fee income, improved contribution from Clarke Quay, and unrealised fair value gains of retail properties. Financial Services' EBIT in 1H 2007 was S$45.4 million, a 78.2% increase from 1H 2006. Serviced residences also did well, underpinned by strong operating performance and divestments of assets.

Financial Highlights

S$ million	**2Q 2007**	**2Q 2006**	**1H 2007**	**1H 2006**
Revenue	935.6	771.7	1,572.6	1,430.4
Earnings before Interest and Tax (EBIT)	1,224.7	314.6	2,044.2	538.3
Profit after tax and minority interests (PATMI)	912.6	157.2	1,520.7	286.7
PATMI (excluding unrealised fair value gains)	267.2	157.2	873.3	286.7

Dr Richard Hu, Chairman of CapitaLand Group, said: "The Group enjoyed sustainable positive economic growth driven by strong export recovery and supported by a resurgent consumer sector in Singapore and its key markets. In addition, given CapitaLand's substantial financial capacity and its capital efficient business model, the Group continues to be in a strong position to capitalise on these growth opportunities. The business areas are expected to perform well, particularly in Singapore where we have a pole position as owners and managers of retail and commercial properties, and residential landbank in the right homebuyers' segments. Overseas, China and Australia continue to make significant contributions as mainstay markets, with the new markets gradually making their mark for future contributions to our earnings. Overall, the outlook for the Group in 2007 is positive."

Liew Mun Leong, President and CEO of CapitaLand Group, said: "Our business units and the different geographies have performed exceptionally well in 1H 2007. More importantly, they have put in place future growth plans such as having a pipeline of assets to grow their portfolio or building a healthy residential landbank for ongoing development earnings. The office sector remains core to CapitaLand and we will constantly reconstitute our commercial portfolio of 4.6 million sq ft in Singapore and 3.7 million sq ft overseas, to meet growing demands. We have over 5 million sq ft of landbank for residential development in Singapore, catering to the myriad homebuying needs in a strong residential market. Going forward, the Group's prospects will be underpinned by our expanding overseas geographic footprint, even as we seek opportunities in Singapore's firm property market. We will be focused as a major developer of residential, retail, commercial and integrated developments and rapidly extend our lead in the serviced residences business. We will grow our REITs and private equity real estate funds through our international network and reputation, while our pro-active capital management and capital recycling will enable us to maximise risk-adjusted shareholder returns."

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **31 July 2007**

For more information, please contact:

Harold Woo
SVP, Investor Relations
DID : (65) 68233210

Basskaran Nair
SVP, Corporate Communications
DID: (65) 68233554

For the full 1H2007 CapitaLand Limited Financial Statements announcement and slides, please visit our website www.capitaland.com

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

Embargoed for release till 7.30 am, 31 July 2007

CapitaLand

CAPITALAND LIMITED

(Registration Number : 198900036N)

2007 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS

CapitaLand

CAPITALAND LIMITED
2007 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) Income Statement

		Group					
	Note	2Q 2007 S$'000	2Q 2006 S$'000 (restated)	% Change	1H 2007 S$'000	1H 2006 S$'000 (restated)	% Change
Continuing operations							
Revenue	A	**935,590**	**771,727**	**21.2**	**1,572,606**	**1,430,378**	**9.9**
Cost of sales	A	(580,467)	(557,728)	4.1	(1,001,360)	(1,062,958)	(5.8)
Gross profit		355,123	213,999	65.9	571,246	367,420	55.5
Other operating income	B	307,709	70,426	336.9	959,487	192,195	399.2
Administrative expenses	C	(128,913)	5,642	NM	(224,903)	(85,541)	162.9
Other operating expenses	D	1,022	(1,028)	NM	(2,102)	(1,724)	21.9
Profit from continuing operations		**534,941**	**289,039**	**85.1**	**1,303,728**	**472,350**	**176.0**
Finance costs		(97,150)	(73,534)	32.1	(188,253)	(143,607)	31.1
Share of results (net of tax)							
- associates		458,649	21,955	NM	485,128	50,718	856.5
- jointly-controlled entities		231,133	3,631	NM	255,332	15,202	NM
	E	689,782	25,586	NM	740,460	65,920	NM
Profit before taxation from continuing operations		1,127,573	241,091	367.7	1,855,935	394,663	370.3
Taxation	F	(94,870)	(55,152)	72.0	(132,494)	(66,636)	98.8
Profit after taxation from continuing operations		1,032,703	185,939	455.4	1,723,441	328,027	425.4
Discontinued operations							
Profit after taxation from discontinued operations	G	–	14,333	NM	–	14,333	NM
Profit after taxation		1,032,703	200,272	415.7	1,723,441	342,360	403.4
Attributable to:							
Equity holders of the Company ("PATMI")		**912,595**	**157,182**	**480.6**	**1,520,728**	**286,742**	**430.3**
Minority interests ("MI")		120,108	43,090	178.7	202,713	55,618	264.5
		1,032,703	200,272	415.7	1,723,441	342,360	403.4

NM : Not meaningful

Note : The comparative income statement for 2Q 2006 and 1H 2006 had been restated to take into account the retrospective adjustments relating to FRS 16 – Property, Plant and Equipment. Please refer to Note 4.

1(a)(ii) Explanatory Notes to Income Statement – 2Q 2007 vs 2Q 2006

(A) Revenue, Cost of Sales

The higher revenue in 2Q 2007 was largely attributable to higher sales from China's development projects as well as the consolidation of revenue from Raffles City Shanghai, which was acquired in September 2006. Fee income was also higher this quarter, boosted by acquisition fees from CapitaMall Trust. The increases were partially offset by the deconsolidation of revenue from Ascott Residence Trust ("ART") as ART ceased to be a subsidiary of the Group following the reduction of the Group's stake in March 2007.

In line with the higher revenue, cost of sales also increased but the increase was partially offset by some write back of provisions for foreseeable losses due to the strong recovery of residential property prices in Singapore.

(B) Other Operating Income

		Group		
		2Q 2007 S$'000	2Q 2006 S$'000	% Change
Other Operating Income		**307,709**	**70,426**	**336.9**
Investment income	(i)	5,520	5,988	(7.8)
Interest Income	(ii)	27,473	34,935	(21.4)
Other income (including portfolio gains)	(iii)	153,766	25,626	500.0
Fair value gain of investment properties	(iv)	108,085	–	NM
Foreign exchange gain	(v)	12,865	3,877	231.8

NM : Not meaningful

(i) Investment income of $5.5 million arose mainly from the Group's investments in China and Hong Kong.

(ii) The decrease in interest income was mainly due to the absence of interest income from an associate as the loan was repaid last year.

(iii) Other income included portfolio gains of $145.5 million which were mainly from the sale of property, plant and equipment (See note H).

(iv) The Group recognised fair value gains of $108.1 million from the revaluation of its portfolio of investment properties held by subsidiaries.

(v) The foreign exchange gain of $12.9 million arose mainly from the revaluation of sterling pound monetary assets and USD denominated loans as the sterling pound appreciated against the SGD while the USD weakened against the SGD during the quarter.

(C) Administrative Expenses

	Group		
	2Q 2007 S$'000	2Q 2006 S$'000 (restated)	% Change
Administrative Expenses	**(128,913)**	**5,642**	**NM**
Included in Administrative Expenses:-			
Depreciation and amortisation	(10,499)	(8,301)	26.5
Allowance for doubtful receivables	(49)	(481)	(89.8)
Negative goodwill on acquisition	–	77,000	NM

NM : Not meaningful

Administrative expenses comprise staff costs, depreciation expenses, operating lease expenses and other administrative expenses.

2Q 2006's administrative expenses included the recognition of a $77.0 million negative goodwill (which is the difference between the cost of the shares and the fair value of the underlying net tangible assets) upon acquisition of a 20% stake in Lai Fung Holdings Limited.

Excluding this negative goodwill, administrative expenses in 2Q 2006 would be $71.4 million. In comparison, 2Q 2007's administrative expenses were higher, largely attributable to higher staff costs and share based expenses in line with the growth and performance of the Group. Staff headcount has increased as the Group strengthened its human resources to meet the expanding business operations. The share based expenses were also higher due to higher market value of CapitaLand's shares.

(D) Other Operating Expenses

The other operating expenses in 2Q 2007 was in respect of a write back of mark-to-market provision of $1.0 million from the Group's hedging instruments.

(E) Share of results (net of tax) of Associates and Jointly-Controlled Entities

The increase in share of results was mainly attributable to the Group's share of fair value gains from the investment properties held by the associates and jointly-controlled entities and a divestment gain by one of the associates.

(F) Taxation expense and adjustments for over or under-provision of tax in respect of prior years

The current tax expense is based on the statutory tax rates of the respective countries in which the companies operate and takes into account non-deductible expenses and temporary differences.

In line with the higher profit, tax expenses were also higher in 2Q 2007. There was a $0.3 million over-provision of tax for prior years (2Q 2006 : over-provision of $1.1 million).

(G) Discontinued Operations

In 2Q 2006, Raffles Holdings Limited recorded an additional gain of $14.3 million upon finalisation of the divestment accounts of the hotel's business.

(H) Gain from the sale of investments

Included in the Group's profit after tax and minority interests ("PATMI") for 2Q 2007 were the following net gains from the sale of investments / property, plant and equipment:

	S$M
Master Golf Course Country Club	61.9
Investment in CRS Class E Bonds (accounted for in Share of Associates' results – refer to item E)	7.0
1C Homebush Bay Drive, Rhodes, Sydney	6.0
Sale of Financial Assets	5.8
Premier Health Group Corporation	3.3
Others	1.5
Total Group's share of gain after tax & MI for 2Q 2007	**85.5**

Note : Temasek Tower was divested on 16 April 2007, for which a fair value gain of $426.8 million was recognised in 1Q 2007.

1(b)(i) Balance Sheet

As at 30/06/2007 vs 31/12/2006

	Group			Company		
	30/06/2007 S$'000	**31/12/2006 S$'000 (restated)**	**% Change**	**30/06/2007 S$'000**	**31/12/2006 S$'000**	**% Change**
Non-Current Assets						
Property, Plant & Equipment	1,437,498	1,448,302	(0.7)	1,734	1,761	(1.5)
Intangible Assets	39,231	38,757	1.2	–	–	–
Investment Properties	4,076,344	5,372,184	(24.1)	–	–	–
Properties Under Devt	357,415	296,116	20.7	–	–	–
Interests in Subsidiaries	–	–	–	3,792,458	2,895,750	31.0
Interests in Associates & Jointly-Controlled Entities	6,088,751	4,747,291	28.3	–	–	–
Other Assets	425,558	363,248	17.2	230	231	(0.4)
	12,424,797	**12,265,898**	**1.3**	**3,794,422**	**2,897,742**	**30.9**
Current Assets						
Devt Properties for Sale	*4,015,262*	*3,622,665*	*10.8*	–	–	–
Trade & Other Receivables	*1,508,317*	*2,024,538*	*(25.5)*	*1,599,790*	*1,544,600*	*3.6*
Cash & Cash Equivalents	*3,995,682*	*2,684,851*	*48.8*	*747,037*	*1,477,510*	*(49.4)*
Other Current Assets	*312,510*	*806*	*NM*	*300,000*	–	*NM*
	9,831,771	**8,332,860**	**18.0**	**2,646,827**	**3,022,110**	**(12.4)**
Less: Current Liabilities						
Trade & Other Payables	*2,145,262*	*1,862,377*	*15.2*	*246,859*	*472,861*	*(47.8)*
Short-Term Borrowings	*1,499,341*	*1,793,390*	*(16.4)*	*164,958*	*208,939*	*(21.0)*
Finance Leases	*3,761*	*3,594*	*4.6*	–	–	–
Other Current Liabilities	*367,677*	*316,827*	*16.0*	*9,580*	*6,980*	*37.2*
	4,016,041	**3,976,188**	**1.0**	**421,397**	**688,780**	**(38.8)**
Net Current Assets	**5,815,730**	**4,356,672**	**33.5**	**2,225,430**	**2,333,330**	**(4.6)**
Less: Non-Current Liabilities						
Long-Term Borrowings	7,012,126	6,288,159	11.5	1,319,274	461,679	185.8
Finance Leases	43,707	44,685	(2.2)	–	–	–
Other Non-Current Liabilities	448,530	825,277	(45.7)	50,727	34,972	45.1
	7,504,363	**7,158,121**	**4.8**	**1,370,001**	**496,651**	**175.8**
Net Assets	**10,736,164**	**9,464,449**	**13.4**	**4,649,851**	**4,734,421**	**(1.8)**
Representing:						
Share Capital	4,345,114	4,304,907	0.9	4,345,114	4,304,907	0.9
Reserves	4,400,014	3,063,392	43.6	304,737	429,514	(29.1)
Equity attributable to Equity Holders of the Company	8,745,128	7,368,299	18.7	4,649,851	4,734,421	(1.8)
Minority Interests	1,991,036	2,096,150	(5.0)	–	–	–
Total Equity	**10,736,164**	**9,464,449**	**13.4**	**4,649,851**	**4,734,421**	**(1.8)**

NM : Not meaningful

Note : The Group's comparative balance sheet as at 31 December 2006 had been restated to take into account the retrospective adjustments relating to FRS 16 – Property, Plant and Equipment. Please refer to Note 4.

1(b)(ii) Group's borrowings (including finance leases)

	Group	
	As at 30/06/2007 S$'000	**As at 31/12/2006 S$'000**
Amount repayable in one year or less, or on demand:-		
Secured	432,612	244,525
Unsecured	1,070,490	1,552,459
Sub-Total 1	**1,503,102**	**1,796,984**
Amount repayable after one year:-		
Secured	2,374,365	2,889,854
Unsecured	4,681,468	3,442,990
Sub-Total 2	**7,055,833**	**6,332,844**
Total Debt	**8,558,935**	**8,129,828**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

1(c) Consolidated Statement of Cash Flows

	Group			
	2Q 2007 S$'000	2Q 2006 S$'000 (restated)	1H 2007 S$'000	1H 2006 S$'000 (restated)
Cash Flows from Operating Activities				
Profit after taxation	**1,032,703**	**200,272**	**1,723,441**	**342,360**
Adjustments for :				
Amortisation and impairment of intangible assets	357	4	360	9
Negative goodwill on acquisition	-	(77,000)	-	(77,000)
(Write back)/Allowance for:				
- Foreseeable losses on development properties for sale	(48,949)	(13,383)	(69,166)	(13,716)
- Loans to associates and jointly-controlled entities	–	–	84	–
- Non-current portion of financial assets	–	(11)	–	(11)
Share-based expenses	17,331	5,488	27,291	10,295
Changes in fair value of financial instruments and assets	(5,145)	7,204	(433)	(4,327)
Depreciation of property, plant and equipment	10,147	9,775	19,246	19,447
(Gain)/Loss on disposal/Write off of property, plant and equipment	(119,294)	86	(119,042)	(123)
Gain on disposal of investment properties	(2,485)	(15,617)	(46,863)	(17,308)
Valuation gain on investment properties	(108,085)	-	(586,004)	-
Gain on disposal of non-current financial assets	(5,820)	(7,917)	(7,556)	(8,937)
Gain on disposal/dilution of subsidiaries and associates	(1,961)	(10,918)	(86,317)	(62,135)
Share of results of associates, jointly-controlled entities	(689,783)	(25,586)	(740,460)	(65,920)
Accretion of deferred income/(loss)	167	(1,132)	(1,459)	(2,346)
Interest expense	97,150	73,534	188,253	143,607
Interest income	(27,473)	(34,935)	(61,090)	(67,337)
Tax expense	94,870	55,152	132,494	66,636
	(788,973)	**(35,256)**	**(1,350,662)**	**(79,166)**
Operating profit before working capital changes	**243,730**	**165,016**	**372,779**	**263,194**
Decrease/(Increase) in working capital				
Inventories, trade and other receivables	(31,660)	(118,542)	(68,083)	(80,055)
Development properties for sale	130,985	(7,714)	(192,647)	91,940
Trade and other payables	(38,371)	107,080	(197,086)	(14,154)
Financial assets	(310,920)	–	(284,687)	231
	(249,966)	**(19,176)**	**(742,503)**	**(2,038)**
Cash (used in)/generated from operations	**(6,236)**	**145,840**	**(369,724)**	**261,156**
Income tax paid	(14,974)	(21,849)	(42,351)	(53,338)
Customer deposits and other non-current payables (refunded)/received	(2,766)	(458)	2,311	2,942
Net cash (used in)/generated from Operating Activities	**(23,976)**	**123,533**	**(409,764)**	**210,760**

1(c) Consolidated Statement of Cash Flows (cont'd)

	Group			
	2Q 2007 S$'000	2Q 2006 S$'000 Restated	1H 2007 S$'000	1H 2006 S$'000 Restated
Cash Flows from Investing Activities				
Proceeds from disposal of property, plant and equipment	232,499	8,953	232,676	9,210
Purchase of property, plant and equipment	(67,359)	(19,934)	(93,849)	(27,246)
(Increase)/Decrease in associates, jointly controlled entities and partnership	(216,661)	293,474	(209,064)	(598,371)
Increase/(Decrease) in amounts owing by investee companies	348	(4,928)	1,850	(4,928)
Deposit for new investments	(21,347)	–	(21,347)	–
Acquisition of investment properties and properties under development	(109,396)	(398,384)	(216,230)	(535,332)
Proceeds from disposal of investment properties	1,029,236	166,812	1,367,230	174,130
Disposal/(Acquisition) of non-current financial assets (net)	4,749	17,055	(32,068)	17,055
Dividends received from associates and jointly-controlled entities	21,509	12,916	50,098	32,708
Disposal/(Acquisition) of subsidiaries (net)	4,833	30,141	328,850	134,987
Interest income received	23,233	39,196	52,459	61,785
Net cash generated from/(used in) Investing Activities	**901,644**	**145,301**	**1,460,605**	**(736,002)**
Cash Flows from Financing Activities				
Proceeds from issue of shares under share option plan	15,058	16,563	39,774	30,728
(Repayment of)/Proceeds from amounts owing to/by minority interests	(5,849)	1,761	(39,968)	11,912
(Return of Capital to)/Contribution from minority interests (net)	(14,066)	128,445	125,639	221,584
Proceeds from/(Repayment of) sales of future receivables	11,550	(65,526)	15,811	259,911
Proceeds from borrowings net of repayments	510,395	367,696	742,821	510,439
Repayment of finance lease payables	(978)	(934)	(1,904)	(1,779)
Dividends paid to minority interests	(72,622)	(64,091)	(79,910)	(86,631)
Dividends paid to shareholders	(317,065)	(399,089)	(317,065)	(399,089)
Interest expense paid	(118,455)	(77,634)	(224,396)	(157,542)
Net cash generated from/(used in) Financing Activities	**7,968**	**(92,809)**	**260,802**	**389,533**
Net increase/(decrease) in cash and cash equivalents	**885,636**	**176,025**	**1,311,643**	**(135,709)**
Cash and cash equivalents at beginning of the year	3,104,137	1,784,527	2,684,852	2,105,015
Effect of exchange rate changes on cash balances held in foreign currencies	5,909	(3,364)	(813)	(12,118)
Cash and cash equivalents at end of the period	**3,995,682**	**1,957,188**	**3,995,682**	**1,957,188**

Cash at banks and in hand at end of the period	3,995,682	1,957,188	3,995,682	1,957,188
Bank overdraft at end of the period	–	–	–	–
Cash and cash equivalents in the consolidated balance sheet	**3,995,682**	**1,957,188**	**3,995,682**	**1,957,188**

Cash and cash equivalents at end of the period

The cash and cash equivalents of about $3,995.7 million as at 30/06/2007 included $3,175.5 million in fixed deposits and $132.0 million in Project Accounts whose withdrawals are restricted to the payment of development projects expenditure.

1(d)(i) Statement of Changes in Equity

As at 30/06/2007 vs 30/06/2006 – GROUP

S$'000	Share Capital	Revaluation Reserve	Accumulated Profits	Other Reserves*	Total	Minority Interests	Total Equity
Balance as at 01/04/2007	**4,330,056**	**–**	**2,183,823**	**1,503,557**	**8,017,436**	**1,897,179**	**9,914,615**
Exchange differences arising from consolidation of foreign operations and translation of foreign currency loans				29,394	**29,394**	46,374	**75,768**
Changes in fair value of available-for-sale investments				(21,357)	**(21,357)**	–	**(21,357)**
Effective portion of changes in fair value of cash flow hedge				16,591	**16,591**	7,541	**24,132**
Realisation of foreign exchange reserves transferred to income statement				16,690	**16,690**	4,709	**21,399**
Realisation of available-for-sale reserve transferred to income statement				(4,235)	**(4,235)**	–	**(4,235)**
Realisation of hedging reserves transferred to income statement				(13)	**(13)**	–	**(13)**
Realisation of equity compensation reserve transferred to income statement				(15)	**(15)**	–	**(15)**
Net gains recognised directly in equity				37,055	**37,055**	58,624	**95,679**
Profit for 2Q 2007			912,595		**912,595**	120,108	**1,032,703**
Total recognised gains for the period			**912,595**	**37,055**	**949,650**	**178,732**	**1,128,382**
Dividends paid			(317,065)		**(317,065)**	–	**(317,065)**
Issue of shares under share option plan	15,058				**15,058**	–	**15,058**
Convertible bonds				65,440	**65,440**		**65,440**
Cost of share-based payment				14,609	**14,609**	1,428	**16,037**
Effects of acquisition/ disposal, dilution and liquidation of subsidiaries (net)					**–**	385	**385**
MI Contribution (net)						(14,066)	**(14,066)**
Dividends paid to MI					**–**	(72,622)	**(72,622)**
Balance as at 30/06/2007	**4,345,114**	**–**	**2,779,353**	**1,620,661**	**8,745,128**	**1,991,036**	**10,736,164**

* Includes foreign currency translation reserve, capital reserve, available-for-sale reserve, equity compensation reserve and hedging reserve.

1(d)(i) Statement of Changes in Equity (cont'd)

As at 30/06/2007 vs 30/06/2006 – GROUP

S$'000	Share Capital	Revaluation Reserve	Accumulated Profits	Other Reserves*	Total	Minority Interests	Total Equity
Balance as at 01/04/2006	4,279,904	191,248	836,943	1,402,544	6,710,639	2,415,991	9,126,630
Revaluation surplus on investment properties		18,039			18,039	16,054	34,093
Exchange differences arising from consolidation of foreign operations and translation of foreign currency loans				(21,557)	(21,557)	(12,352)	(33,909)
Changes in fair value of available-for-sale investments				(19,560)	(19,560)	–	(19,560)
Effective portion of changes in fair value of cash flow hedge				12,345	12,345	9,592	21,937
Net gains/(losses) recognised directly in equity		18,039		(28,772)	(10,733)	13,294	2,561
Profit for 2Q 2006 (restated)			157,182		157,182	43,090	200,272
Total recognised gains/(losses) for the period		18,039	157,182	(28,772)	146,449	56,384	202,833
Dividends paid			(399,089)		(399,089)	–	(399,089)
Issue of shares under share option plan	16,563				16,563	–	16,563
Cost of share-based payment				5,302	5,302	186	5,488
Effects of acquisition/ disposal, dilution and liquidation of subsidiaries (net)					–	43,955	43,955
MI Contribution (net)					–	128,445	128,445
Dividends paid to MI					–	(64,091)	(64,091)
Others			1,497	(753)	744	–	744
Balance as at 30/06/2006	4,296,467	209,287	596,533	1,378,321	6,480,608	2,580,870	9,061,478

* Includes foreign currency translation reserve, capital reserve, available-for-sale reserve, equity compensation reserve and hedging reserve.

1(d)(i) Statement of Changes in Equity (cont'd)

As at 30/06/2007 vs 30/06/2006 – COMPANY

S$'000	Share Capital	Capital Reserve	Accumulated Profits	Equity Comp. Res	Total
Balance as at 01/04/2007	**4,330,056**	**41,831**	**437,347**	**26,419**	**4,835,653**
Profit for 2Q 2007			37,704		37,704
Total recognised gains for the period			**37,704**		**37,704**
Dividends paid			(317,065)		(317,065)
Issue of shares under share option plan	15,058				15,058
Equity portion of convertible bonds		75,440			75,440
Cost of share-based payment				3,061	3,061
Balance as at 30/06/2007	**4,345,114**	**117,271**	**157,986**	**29,480**	**4,649,851**
Balance as at 01/04/2006	**4,279,904**	**–**	**593,364**	**22,034**	**4,895,302**
Profit for 2Q 2006			49,785		49,785
Total recognised gains for the period			**49,785**		**49,785**
Dividends paid			(399,089)		(399,089)
Issue of shares under share option plan	16,563				16,563
Cost of share-based payment				4,767	4,767
Balance as at 30/06/2006	**4,296,467**	**–**	**244,060**	**26,801**	**4,567,328**

1(d)(ii) Changes in the Company's issued share capital

Issued Share Capital

As at 30/06/2007, the issued and fully paid-up share capital of the Company was $4,345.1 million (30/06/2006: $4,296.5 million). Movements in the Company's issued and fully paid-up share capital during 2Q 2007 were as follows:

	$'000
As at 01/04/2007	4,330,056
Issue of shares under CapitaLand Share Option Plan	15,058
As at 30/06/2007	**4,345,114**

As at 30/06/2007, the issued ordinary shares of the Company numbered 2,803,479,561 (30/06/2006: 2,773,408,492). During the quarter, the Company issued 8,228,212 ordinary shares under Share Option Plan.

Share Options

As at 30/06/2007, the number of outstanding share options under the Company's Share Option Plan was 34,494,040 (30/06/2006: 63,630,987).

1(d)(ii) Details of any changes in the Company's issued share capital (cont'd)

Performance Shares

As at 30/06/2007, the number of outstanding performance shares under the Company's Performance Share Plan was 9,136,347 (30/06/2006: 9,336,822).

The final number of performance shares given will depend on the achievement of pre-determined targets over a three-year performance period. No shares will be released if the threshold targets are not met at the end of the performance period. On the other hand, if superior targets are met, more performance shares than the baseline award could be delivered up to a maximum of 200% of the baseline award.

Shares under Restricted Stock Plan

As at 30/06/2007, the number of shares awarded and outstanding under the Company's Restricted Stock Plan was 4,704,410 (30/06/2006: Nil), of which 647,511 are to be cash settled.

The final number of shares to be released will depend on the achievement of threshold performance level at the end of one-year performance period and the release shall be over a vesting period of two to three years. No shares will be released if the threshold targets are not met at the end of the one-year performance period. On the other hand, if superior targets are met, more shares than the baseline award could be released up to a maximum of 150% of the baseline award.

Convertible Bonds

On 20 June 2007, CapitaLand issued $1 billion of Convertible Bonds due in 2022. These convertible bonds are convertible by holders into ordinary shares of the Company at any time on or after 20 June 2008 at a conversion price of $13.8871 per share

As at 30/06/2007, there also existed $430 million of Convertible Bonds due in 2016 which are convertible by holders into ordinary shares of the Company at any time on or after 26 December 2006 at a conversion price of $7.2611 per share.

Based on the respective conversion prices, and assuming the Bonds are fully converted, the number of new ordinary shares to be issued would be 131,228,952, representing a 4.7% increase over the total number of issued shares of the Company as at 30/06/2007.

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Adoption of New & Revised Financial Reporting Standards

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2006, except for the adoption of the following Financial Reporting Standard ("FRS") or Interpretation of Financial Reporting Standard ("INT FRS") that became effective for financial years beginning on or after 1 January 2007.

FRS 40 – Investment Property

FRS 40 *Investment Property*, which became mandatory for the Group 2007's financial statements, permits investment properties to be stated at either fair value or cost less accumulated depreciation and impairment losses.

With the adoption of FRS 40, the Group continues to classify its investment properties which met the recognition criteria under FRS 40 as investment properties and states them at fair value. Investment properties which do not meet the FRS 40 recognition criteria are reclassified as property, plant and equipment under FRS 16 *Property, Plant and Equipment.* This change has resulted in the Group measuring its serviced residences properties at cost less accumulated depreciation and impairment losses, after considering the serviced residences properties' residual values.

In accordance with the transitional provisions of FRS 40, the Group has elected to recognise the effects of FRS 40 adoption as an adjustment to the opening balance of retained earnings as at 1 January 2007. In respect of the Group's serviced residences properties accounted under the cost model of FRS 16, the change in accounting policy was recognised retrospectively in accordance with the provisions of FRS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*, and the comparatives have been restated.

Accordingly, subject to year end audit, the effects on the Group's financial statements arising from the change in accounting policy and the adoption of FRS 40 are as follows:

	Increased/(Decreased)	
	2007 S$M	2006 S$M
Change in accounting policy - FRS 16		
Equity - as at 1 January		
Assets Revaluation Reserve	(17.8)	4.5
Accumulated Profits	(14.0)	(20.4)
Minority Interests	(16.5)	(9.8)
Income Statement		
Year-to-date June PATMI	(2.0)	(2.0)

	Increased /(Decreased)
	2006 S$M
Non-Current Assets - as at 31 December	
Investment Properties	(1,181.5)
Properties under Development	(117.6)
Property, Plant and Equipment	1,266.3
Other Assets	(15.5)

	Increased/(Decreased) 2007 S$M
Adoption of new accounting standard – FRS 40	
Equity - as at 1 January	
Assets Revaluation Reserve	(271.2)
Accumulated Profits	241.6
Income Statement	
Year-to-date June PATMI	1,090.4[1]
Non-Current Assets - as at 1 January	
Interest in Associates	(29.6)

[1] Includes fair value gain of $430.7 million from Temasek Tower, which was divested in April 2007. The fair value gain would have been recorded as divestment gain if FRS 40 was not adopted.

Other Improvements to FRS applicable from 1 January 2007

Apart from FRS 40, the Group also adopted various revised or new FRS and INT FRS, applicable from 1 January 2007. These do not have a significant financial impact on the Group.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Please refer to Item 4 above.

6. Earnings per ordinary share (EPS) based on profit after tax & MI attributable to the equity holders of the Company :

		Group			
		2Q 2007	2Q 2006 (restated)	1H 2007	1H 2006 (restated)
6(a)	EPS based on weighted average number of ordinary shares in issue (in cents) from:				
	- continuing operations	32.6 cents	5.4 cents	54.4 cents	10.1 cents
	- discontinued operations	–	0.3 cents	–	0.3 cents
	Total	**32.6 cents**	**5.7 cents**	**54.4 cents**	**10.4 cents**
	- weighted average number of ordinary shares (in million)	2,800.8	2,770.3	2,793.1	2,762.5
6(b)	EPS based on fully diluted basis (in cents) from:				
	- continuing operations	31.5 cents	5.3 cents	52.8 cents	9.9 cents
	- discontinued operations	–	0.3 cents	–	0.3 cents
	Total	**31.5 cents**	**5.6 cents**	**52.8 cents**	**10.2 cents**
	- weighted average number of ordinary shares (in million)	2,913.8	2,814.8	2,899.2	2,806.3

7. Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period

	Group		Company	
	30/06/2007	31/12/2006 (restated)	30/06/2007	31/12/2006
NAV per ordinary share	$3.12	$2.65	$1.66	$1.70
NTA per ordinary share	$3.11	$2.64	$1.66	$1.70

8. Review of the performance of the group

GROUP OVERVIEW

S$M	2Q 2007	2Q 2006 (restated)	Variance %	1H 2007	1H 2006 (restated)	Variance %
Revenue	935.6	771.7	21.2	1,572.6	1,430.4	9.9
EBIT	1,224.7	314.6	289.3	2,044.2	538.3	279.8
Finance costs	(97.2)	(73.5)	(32.1)	(188.3)	(143.6)	(31.1)
PBT	1,127.6	241.1	367.7	1,855.9	394.7	370.3
PATMI	912.6[2]	157.2[1]	480.6	1,520.7[2]	286.7[1]	430.3

[1] Includes profit from discontinued operations. (Please refer to Item G).

[2] Includes unrealised fair value gains of $645.4 million and $647.4 million in 2Q 2007 and 1H 2007 respectively.

2Q 2007 vs 2Q 2006

The Group's profit after tax and minority interests ("PATMI") of $912.6 million was the highest ever recorded in any quarter. The exceptional performance was achieved on the back of fair value gains in respect of the investment properties portfolio, higher profits from development projects and higher portfolio gains.

Revenue was boosted by higher sales from China's development projects, higher fee income from CapitaMall Trust as well as the consolidation of revenue from Raffles City Shanghai. The increases were partially offset by the deconsolidation of revenue from ART, following the reduction of the Group's beneficial interest in ART to 37.5% with effect from March 2007.

Earnings before interest and tax ("EBIT") were boosted by fair value gains, higher development profits and higher portfolio gains as mentioned above.

1H 2007 vs 1H 2006

Revenue growth was mainly attributable to higher sales of China's development projects and the consolidation of revenue from Raffles City Shanghai. Overseas revenue contributed 69.7% of the Group's revenue. This was up from 64.8% a year ago mainly due to higher contributions from China.

The exceptionally strong EBIT was driven by higher profits from development projects, the recognition of fair value gains from the Group's investment properties portfolio, including Temasek Tower which has since been divested in April 2007, and higher portfolio gains. Overseas EBIT contribution in 1H 2007 increased by 65% from $382.0 million to $630.1 million.

The higher finance costs were mainly attributable to higher gross debt and higher interest rates.

The Group's net debt and gearing (net debt to equity ratio) as at end June 2007 were $4.6 billion and 0.43 respectively compared to a net debt of $5.0 billion and gearing of 0.55 as at end June 2006. The decrease in net debt of about $0.4 billion was due to higher cash balances.

Segment Performance

Residential Strategic Business Unit ("SBU"): CapitaLand Residential Limited ("CRL")

S$M	2Q 2007	2Q 2006 (restated)	Variance %	1H 2007	1H 2006 (restated)	Variance %
Revenue	728.0	588.5	23.7	1,157.0	1,075.3	7.6
EBIT	371.4	213.7	73.8	492.5	286.9	71.7

CRL's 2Q 2007 revenue was 23.7% higher than 2Q 2006 and this was mainly contributed by higher revenue contribution from China.

2Q 2007 EBIT was also higher than that achieved for the same period last year. The improved performance was contributed by Australia, Singapore and China sectors.

In Singapore, CRL acquired the Char Yong Gardens site in June 2007 and the Farrer Court site in July 2007, bringing the total size of the residential landbank managed in Singapore to 5.5 million square feet of potential gross floor area.

Overseas, CRL acquired a prime residential site in Chengdu City, Sichuan Province in China with potential to build 3,800 homes. In Vietnam, the pre-sale of CRL's maiden residential project, The Vista, in Ho Chi Minh City received overwhelming buyers' interest with Phase 1, comprising 273 units fully booked.

In Australia, Australand successfully launched Australand Wholesale Property Fund No. 6 ("AWPF 6"), with an equity of A$155 million. AWPF 6 is the sixth of Australand's wholesale property trust offerings. The fund acquired eight high quality commercial and industrial properties from Australand, with a total on-completion value of approximately A$215 million. As of 30 June 2007, Australand held a stake of approximately 42% in the fund.

1H 2007 revenue was higher due to higher sales from China, offset by lower revenue from Singapore and Australia operations.

EBIT in 1H 2007 was contributed by Australia, Singapore and China. The increases came from stronger sales, write back of previous provisions and fair value gains. Singapore operations, in particular, recorded a significant increase in EBIT due to the rebound in the property prices. However, this is not reflected in the revenue growth as some of the development projects were joint ventures for which the Group only accounted for its share of results.

Commercial SBU: CapitaLand Commercial Limited ("CCL")

S$M	2Q 2007	2Q 2006 (restated)	Variance %	1H 2007	1H 2006 (restated)	Variance %
Revenue	43.2	28.9	49.6	94.0	61.1	54.0
EBIT	549.6	14.4	NM	1,110.5	101.4	994.9

NM : Not meaningful

The increases in revenue for 2Q 2007 and 1H 2007 were mainly due to the consolidation of revenue from Raffles City Shanghai which became a subsidiary in September 2006 and higher property management fee income but partially offset by lower rental income following the divestment of Temasek Tower in April 2007.

The increases in EBIT for 2Q 2007 and 1H 2007 were mainly due to the fair value gains arising from the revaluation of the investment properties and improved operating performance. 1H 2007's EBIT also included the fair value gain of Temasek Tower which was divested in April 2007.

Retail SBU: CapitaLand Retail Limited ("CRTL")

S$M	2Q 2007	2Q 2006	Variance %	1H 2007	1H 2006	Variance %
Revenue	29.6	20.6	44.2	50.7	39.2	29.1
EBIT	120.6	19.7	510.6	144.2	39.9	261.3

Revenue for 2Q 2007 was higher due mainly to higher fee income and higher revenue from Clarke Quay on completion of its asset enhancement works in 4Q 2006.

The increase in 2Q 2007 EBIT came from fair value gains of the retail properties, higher fee income, higher contribution from Clarke Quay, partially offset by lower unrealised foreign exchange gains from the revaluation of USD denominated loans.

Revenue and EBIT for 1H 2007 were also higher than the same period last year for the same reasons mentioned above.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

S$M	2Q 2007	2Q 2006	Variance %	1H 2007	1H 2006	Variance %
Revenue	31.8	18.3	74.2	55.1	37.2	48.0
EBIT	33.3	5.9	464.4	45.4	25.5	78.2

2Q 2007's revenue increase was attributable to higher acquisition fees and fund management fees. The acquisition fees in 2Q 2007 was mainly from CapitaMall Trust for the acquisition of CRS bonds and the higher fund management fees was a result of the enlarged Assets Under Management (AUM). The AUM as at end June 2007 was $14.3 billion (excludes AUM under Ascott Residence Trust) compared to $8.7 billion a year ago.

EBIT for 2Q 2007 was significantly higher arising from the growth in fee income and higher share of profits from associates and mark-to-market gain on investments, partially offset by higher staff costs and lower dividend income.

Revenue and EBIT for 1H 2007 were higher than the same period last year for the same reasons mentioned above.

Serviced Residences SBU: The Ascott Group & Ascott Residence Trust ("TAG & ART")

S$M	2Q 2007	2Q 2006 (restated)	Variance %	1H 2007 S$'000	1H 2006 (restated)	Variance %
Revenue	107.1	121.4	(11.8)	226.4	227.9	(0.7)
EBIT	141.1	48.5	190.8	170.3	63.2	169.7

The decreases in revenue for 2Q 2007 and 1H 2007 were mainly attributable to the deconsolidation of ART but mitigated by the higher revenue from the serviced residences in Europe and North Asia. In Europe, the revenue for 2Q 2007 increased as compared to 2Q 2006, mainly boosted by a 6% increase in revenue per available unit ("REVPAU"). The strong REVPAU growth was a result of TAG's initiatives on yield maximisation coupled with the growing popularity and demand for serviced residences. In North Asia, the revenue for 2Q 2007 increased, mainly due to the successful launch of its Citadines branded properties in Shanghai and Suzhou in China.

The strong EBIT for 2Q 2007 and 1H 2007 were underpinned by the realisation of portfolio gains and strong operating performance.

9. Variance from Prospect Statement

The current results are broadly in line with the prospect statement made when the first quarter 2007 financial results were announced.

10. Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Residential SBU: CapitaLand Residential Limited ("CRL")

In Singapore, the property sector is expected to remain buoyant for the rest of the year. CRL plans to launch the residential project called "Latitude" at Jalan Mutiara in the later part of this year.

In China, CRL will continue to actively source for prime sites in key gateway as well as the inner cities in China. In the second half of the year, CRL plans to launch its first project in Hangzhou and Chengdu.

Following the favourable response from the pre-sale of The Vista in Ho Chi Minh City, CRL will release Phase 2 in the second half of the year.

In Australia, with improved performance across all operating divisions and a quality investment portfolio, Australand expects its total reported profit after tax and minority interests to show an improvement over the previous year.

Commercial SBU: CapitaLand Commercial Limited ("CCL")

In Singapore, demand for office space continued to be strong. The average prime office rents rose another 22% in 2Q 2007 to $10.50 psf per month and this was a 75% increase from a year ago. Prime rents have exceeded the 1996 peak of $9.90 psf per month and are fast closing on the 1990 historical peak of $11.50 psf per month. Grade A office rents average $12.40 psf per month, reflecting a 17% increase quarter-on-quarter and an 82% increase year-on-year.

The industrial sector had strengthened further as a result of a buoyant economy. Strong demand for industrial space, particularly hi-tech space, drove up rental rates in 2Q 2007. CCL expects its office and industrial properties in Singapore to perform well for the rest of 2007.

CCL also expects its overseas properties in Hong Kong, China and United Kingdom to continue to do well as the global economy remains buoyant.

In Hong Kong, Grade A office rents have continued to edge higher. In Shanghai, demand for office space remained robust, boosted by double-digit GDP growth and the continued inflow of foreign direct investment in the service sector. In the United Kingdom, rents for prime central London have increased and stronger rental growth is expected as London is a key global financial centre.

Retail SBU: CapitaLand Retail Limited ("CRTL")

The Singapore economy continued to grow at a healthy pace with the advance GDP estimates indicating a growth of 8.2% in the second quarter of 2007, up from 6.4% in the previous quarter. The outlook for the retail sector in Singapore remains rosy with prime retail rentals expecting to increase by 8% to 10% while average island-wide rentals projected to increase by 3% to 5%.

In China, the economy is expected to record a double digit growth in 2007. CRTL expects its retail malls in China to benefit from the strong economic fundamentals and it will continue to expand its China business through acquisitions and management of malls anchored by Wal-Mart and other China malls.

In July 2007, CRTL signed a Co-operative Agreement with China Vanke Co., Ltd, the largest residential developer in China, to increase its potential pipeline of retail malls, thereby further strengthening CapitaLand's footprint in China.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

CFL now manages four REITs and thirteen private equity funds across Singapore, China, Japan, Malaysia and the Gulf Cooperation Council (GCC) region.

CFL will continue to focus on strengthening its fund management business in 2007 by growing its Assets Under Management through accretive acquisitions and origination of new property funds/real estate products comprising assets in Asia.

Serviced Residences Group: The Ascott Group & Ascott Residence Trust ("Serviced Residences Group")

The general business and market sentiments in Asia and Europe remain positive and will continue to drive REVPAU growth for the serviced residences in those regions. The asset enhancement plans are expected to further improve the overall performance of TAG's portfolio.

TAG will continue to execute its strategy of acquiring and incubating properties to build up a strong pipeline for portfolio gains in the future. TAG is also expected to benefit from higher fee-based income through new serviced residence management contracts and REIT management fees.

TAG's portfolio gains and operating performance in 2007 are expected to remain strong.

GROUP OVERALL PROSPECTS FOR 2007

The Group continues to see strong and sustainable growth trends in Asia. Given CapitaLand's substantial financial capacity and its capital efficient business model, the Group is in a good position to benefit from this as we execute our growth plans. In Singapore, we expect excellent full year performance due to underlying strength in all property sectors. Our continuing expansion in China is bearing fruit as evidenced by the strong 1H 2007 results.

The Group's prospects are underpinned by the following:

- Expansion of our geographic footprint in China, India and other growth markets including Vietnam and the GCC region, while continuing to seek opportunities in Singapore to benefit from the firm property market.

- Continuing focus on the residential, retail, commercial and integrated developments, while rapidly extending our lead in the serviced residences business through The Ascott Group.

- Growing the fund management business (REIT and private equity fund) through our international network and reputation.

- Pro-active capital management and capital recycling to achieve optimal risk-adjusted returns for shareholders, guided by our disciplined risk management processes.

- Talent development with an emphasis on nurturing innovation, creativity and entrepreneurship among our more than 6,000 strong global staff.

11. Dividend

11(a) Any dividend declared for the present financial period? Nil
11(b) Any dividend declared for the previous corresponding period? Nil
11(c) Date payable : Not applicable
11(d) Books closing date : Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

13. Segmental Revenue & Results

13(a)(i) By Strategic Business Units (SBUs) – 2Q 2007 vs 2Q 2006

	Revenue			Earnings before interest & tax		
	2Q 2007 S$'000	2Q 2006 S$'000 (restated)	Variance %	2Q 2007 S$'000	2Q 2006 S$'000 (restated)	Variance %
Continuing operations						
Residential [1][2]	727,962	588,485	23.7	371,374	213,685	73.8
Commercial [1]	43,223	28,896	49.6	549,632	14,426	NM
Retail	29,641	20,558	44.2	120,566	19,746	510.6
Financial Services	31,793	18,256	74.2	33,251	5,891	464.4
TAG & ART	107,131	121,408	(11.8)	141,145	48,532	190.8
Others and Consolidation adjms [3]	(4,160)	(5,876)	29.2	8,755	12,345	(29.1)
Total	**935,590**	**771,727**	**21.2**	**1,224,723**	**314,625**	**289.3**

13(a)(ii) By Strategic Business Units (SBUs) – 1H 2007 vs 1H 2006

	Revenue			Earnings before interest & tax		
	1H 2007 S$'000	1H 2006 S$'000 (restated)	Variance %	1H 2007 S$'000	1H 2006 S$'000 (restated)	Variance %
Continuing operations						
Residential [1][2]	1,157,033	1,075,280	7.6	492,536	286,927	71.7
Commercial [1]	94,047	61,051	54.0	1,110,460	101,417	994.9
Retail	50,659	39,227	29.1	144,217	39,915	261.3
Financial Services	55,130	37,239	48.0	45,376	25,457	78.2
TAG & ART	226,407	227,948	(0.7)	170,335	63,153	169.7
Others and Consolidation adjms [3]	(10,670)	(10,367)	(2.9)	81,264	21,401	279.7
Total	**1,572,606**	**1,430,378**	**9.9**	**2,044,188**	**538,270**	**279.8**

NM : Not meaningful

Note : [1] *The comparatives have been restated due to the Group's internal restructuring.*
[2] *Includes Australand's commercial operations and certain commercial assets in China.*
[3] *Includes start up costs of the new businesses of the Group. The comparatives included results from Raffles Holdings Limited Group which had ceased operations and was delisted from the official list of the Singapore Exchange Securities Trading Limited on 13 December 2006.*

Strictly for information only, the numbers reported by The Ascott Group to their shareholders are:-

	Revenue			Earnings before interest & tax		
	1H 2007 S$'000	1H 2006 S$'000	Variance %	1H 2007 S$'000	1H 2006 S$'000 (restated)	Variance %
The Ascott Group	202,209	204,513	(1.1)	141,803	135,602	4.6

13(b)(i) By Geographical Location – 2Q 2007 vs 2Q 2006

	Revenue			Earnings before interest & tax		
	2Q 2007 S$'000	2Q 2006 S$'000	Variance %	2Q 2007 S$'000	2Q 2006 S$'000 (restated)	Variance %
Continuing operations						
Singapore	211,902	186,740	13.5	729,537	90,474	706.3
China [1]	322,702	164,497	96.2	290,982	123,920	134.8
Asia / GCC [2]	10,608	20,811	(49.0)	8,396	11,910	(29.5)
Australia & New Zealand	317,568	332,987	(4.6)	151,075	67,963	122.3
Europe	72,810	66,668	9.2	43,976	20,455	115.0
Others	-	24	NM	757	(97)	NM
Total	**935,590**	**771,727**	**21.2**	**1,224,723**	**314,625**	**289.3**

13(b)(ii) By Geographical Location – 1H 2007 vs 1H 2006

	Revenue			Earnings before interest & tax		
	1H 2007 S$'000	1H 2006 S$'000	Variance %	1H 2007 S$'000	1H 2006 S$'000 (restated)	Variance %
Continuing operations						
Singapore	475,826	502,877	(5.4)	1,414,046	156,280	804.8
China [1]	446,883	238,012	87.8	349,414	238,189	46.7
Asia / GCC [2]	33,577	42,276	(20.6)	27,780	19,274	44.1
Australia & New Zealand	485,164	530,899	(8.6)	197,046	99,445	98.1
Europe	131,156	116,290	12.8	55,214	25,179	119.3
Others	-	24	NM	688	(97)	NM
Total	**1,572,606**	**1,430,378**	**9.9**	**2,044,188**	**538,270**	**279.8**

NM : Not meaningful

Note : [1] Greater China including Macau and Hong Kong.
[2] Excludes Singapore and China.

14. In the review of performance, the factors leading to any material changes in contributions to revenue and earnings by the business or geographical segments

Please refer to Item 8.

15. Breakdown of Group's revenue and profit after tax for first half year and second half year

Not applicable.

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

Not applicable.

17. Confirmation Pursuant to Rule 705(4) of the Listing Manual

To the best of our knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited interim financial results of the Group and the Company (comprising the balance sheet, consolidated income statement, statement of changes in equity and consolidated cash flows statement, together with their accompanying notes) as at 30 June 2007 and the results of the business, changes in equity and cash flows of the Group for the six months ended on that date, to be false or misleading in any material respect.

On behalf of the Board

Dr Hu Tsu Tau	**Liew Mun Leong**
Chairman	Director

BY ORDER OF THE BOARD

Low Sai Choy
Company Secretary
31 July 2007

CapitaLand

CapitaLand Group
Half Year 2007 Results



31 July 2007

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Liew Mun Leong
Group President & CEO



Results Overview

CapitaLand

1H 2007 – Record Earnings

- **Strong PATMI of S$1.52 billion, ↑ 430% y-o-y**
  - Strong performance across all businesses
  - Singapore sterling results, EBIT ↑ 805% to S$1.41 billion
- **Overseas business thriving**
  - Overseas EBIT ↑ 65% to S$630 million
- **Financial Services business expanding**
  - Closed 3 private funds, raised US$1.12 billion
- **Active capital management**
  - Raised S$1 billion 15-yr convertible bond, achieving highest conversion premium of 72%
  - Financial capacity: D/E of 0.43

1H 2007 – Record Profits

	1H 2006	1H 2007	Change
EBIT (S$ million)	538.3	2,044.2	↑ 279.8%
PBT (S$ million)	394.7	1,855.9	↑ 370.3%
PATMI (S$ million)	286.7	1,520.7	↑ 430.3%
EPS (S cents)	10.4	54.4	↑ 423.1%

1H 2007 – EBIT 4 times 1H 2006



EBIT S$mil
1,600.0
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
1H2006
1H2007
Strong growth across all Regions
156.3
1,414.0
238.2
349.4
99.4
197.0
25.2
55.2
19.3
27.8
Singapore
China
Australia
Europe
Other Asia

China : Includes Hong Kong and Macau
Other Asia : Includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, Indonesia

1H 2007 – Distribution By Geography

1H 2006 EBIT S$538.3 million	1H 2007 EBIT S$2,044.2 million


Other Asia
4%
(S$19.3m)
Singapore
29%
(S$156.3m)
China
44%
(S$238.2m)
Australia
& NZ
18%
(S$99.4m)
Europe
5%
(S$25.2m)


OtherAsia
1%
(S$27.8m)
China
17%
(S$349.4m)
Europe
3% (S$55.2m)
Australia
& NZ
10%
(S$197.0m)
Singapore
69%
(S$1,414.0m)

China : Includes Hong Kong and Macau
Other Asia : Includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, Indonesia

Highlights



CapitaLand

Residential SBU – Robust Performance

EBIT (S$ million)	1H 2006	1H 2007	Change
Singapore	54	133	146%
China	132	167	27%
Australia	101	196	94%
Total	**287**	**493**	**72%**



Seafront, Singapore
Summit Residences, Ningbo
The Emporio, Bangkok
The Vista, Ho Chi Minh

Residential – Singapore

Sold 1,260 units YTD

- Sales value S$2.87 billion

- The Orchard
  - Super-luxury product
  - Sold 123 of 175 units
  - Highest price: S$5,500 psf for a penthouse

- **The Seafront on Meyer**
  - Sold 252 of 327 units
  - Price: S$1,400 – S$2,000 psf



The Orchard Residences, Singapore

CapitaLand

Residential – Singapore Pipeline

1st Half Acquisitions : 4.37m sqft GFA
S$2.3 billion

- **Gillman Heights**
  - GFA: 1.76m sqft leasehold site
  - S$548m
  - S$363 psf ppr (inclusive of differential premium)
- **Char Yong Gardens**
  - GFA: 261,167 sqft freehold site
  - S$420m
  - S$1,788 psf ppr (inclusive of development charge)
- **Farrer Court**
  - GFA: 2.35m sqft leasehold site
  - S$1,338m
  - S$783 psf ppr (inclusive of differential premium)


Gillman Heights

Total landbank, 5.5m sqft GFA

Residential – China

Sold 1,130 units YTD

- Total sales value RMB2.64 billion (S$550 million)

- **Shanghai**

Oasis Riviera	: 93% sold
Parc Trésor	: 96% sold
Westwood Green	: 73% sold
Summit Residences (Ningbo)	: 53% sold

- **Beijing**

La Forêt	: 90% sold
Beijing Orchid Garden	: 72% sold

- **Guangzhou**

Beau Monde	: 98% sold

(Based on the number of units launched to-date)


Summit Residences, Ningbo


Beau Monde, Guangzhou


Parc Tresor, Shanghai

Residential – China Pipeline

1st Half Acquisitions:

- **Chengdu City** : RMB1.42 billion
  - Secured site for RMB1.17 b
    - ~414,000 sqm GFA
    - ~3,800 homes
  - JV secured 1st site for RMB251.9m
    - 222,596 - 242,832 sqm GFA
    - ~1,600 homes
- **Shanghai**
  - Prime Qingpu District
    - ~62,887 sqm GFA
    - ~200 low-density homes
- **Beijing**
  - 1-km N.E. of Forbidden City
    - ~15,130 sqm GFA
    - ~ 80 homes



Cheng Wen Qiong Highway
SITE
City Centre
3rd Ring Road
Raffles City Chengdu

Residential - New Markets

- **Vietnam – Ho Chi Minh City**
  - 'The Vista', 273 units launched in Phase 1 fully booked
- **Thailand – Bangkok**
  - Total units launched since 2004: 1,746*
    - Athenee Residence : 97% sold
    - Villa Rachakru :100% sold
    - The Empire Place : 62% sold
    - The Emporio Place : 91% sold
    - Villa Rachtewi : 94% sold
- **India – Mumbai**
  - 70% of 295 units released sold in 1H 2007


Villa Rachtewi, Bangkok
Project in Ghatkopar, Mumbai

*(Based on the number of units launched to-date)

Residential SBU – Australia

AUSTRALAND

- EBIT ↑ 29% to A$173 million in 1H 2007
- PATMI ↑ 34% to A$119.6 million
- Residential Div net profit grew 5% to A$34.3m
- Commercial & Industrial Div net profit, up 55% to A$24.1m
- Investment Property Div net profit, up 36% to A$118.5m



Developer
Builder
Investor
Property Trust Manager

CapitaLand

Commercial – Singapore

- **Wilkie Edge Development**
  - Sold to CCT
    - Price: S$262.0m or S$1,177 psf NLA
  - Mixed Development:
    - Office : 9,588 sqm
    - Retail : 3,396 sqm
    - Serviced apartments : 154 units
  - Fringe of Downtown Core, within the planned Arts, Culture, Learning & Entertainment hub


Wilkie Edge

Commercial – China

Total GFA: 813,121 sqm

- **Raffles City Chengdu** : 195,431 sqm GFA
  : Iconic design by world renowned architect, Steven Holl
- **Other Properties** : Raffles City Beijing
  : Capital Tower Beijing
  : Raffles City Shanghai


Raffles City Shanghai
Capital Tower Beijing
Raffles City Beijing

Commercial – Malaysia

Expanding Footprint

- **Quill Capita Trust ("QCT")**
  - Placement of up to 251.44m new units in progress
  - Acquisition of:
    - ➢ Wisma Technip : RM125m
    - ➢ Plaza Mont' Kiara : RM90m



Plaza Mont' Kiara, Kuala Lumpur



Wisma Technip, Kuala Lumpur

Retail - Singapore

ION ORCHARD 'CENTRE OF GRAVITY' FOR RETAIL

- World's finest retail offering & flagship concept
- NLA of 660,000 sqft

- **ION²**
  - 33,000 sqft, sheltered public venue
- **ION Sky**
  - Observation deck on 55th and 56th floors
  - Venue for international shows and product launches
- **ION Art**
  - 5,300 sqft, Arts exhibition space


ION Sky
ION

Retail – CMT Expanding

- **CMT acquired remaining stake in CapitaRetail Singapore**
  - Added Lot One, Bukit Panjang Plaza & Rivervale Mall, increasing portfolio to 13 retail malls
  - Assets grew 18.8% to S$5.7 billion
- **Raised target asset size to S$8 billion by 2010**



Lot One Shoppers' Mall (Lot 1) Bukit Panjang Plaza[1] Rivervale Mall

Retail – China Pipeline Increasing

- **Signed Co-operative Agreement with China Vanke Co.,Ltd**
  - Pipeline to strengthen retail footprint
  - Strategic partnership with China's largest residential developer
  - Acquire existing and new retail components within Vanke's townships
  - Strong endorsement of retail platform & on-ground delivery capabilities


VANKE 万科

Financial Services – 3 New Private Funds

- **Malaysia Commercial Development Fund**
  - Fund size US$270m
- **Raffles City Bahrain Fund**
  - Fund size US$350m
- **Ascott Serviced Residence (China) Fund**
  - Fund size US$500m


Mont Kiara

Group Assets Under Management (AUM) comprise
5 REITs, 14 private real estate funds


Raffles City Bahrain

Financial Services

- All 4 S-REITs' DPU exceeded forecast
- Total Return outperformed STI

REIT	DPU		Total Return (%)	
	1H07 Actual (cents)	% above forecast	Since Listing	Past 12mths
CCT	4.23	⬆ 11.9[1]	+218	+77
CMT	6.12	⬆ 8.1[2]	+391	+97
CRCT	3.21	⬆ 9.6[3]	+180	nm*
ART	3.60	⬆ 5.0[4]	+210	+97
QCT	n.a.**	n.a.**	+ 66	nm*
			STI	+63%

1 : CCT Circular dated 15Aug'06
2 : CMT Offer Information Statement dated 29Aug'06
3 : CRCT Prospectus dated 29Nov'06
4. ART Information Statement dated 12Mar'07
* Listed for less than 12 months
** To be announced later

ILEC – Macao Studio City

- **1st ILEC project**
  - Centrally located in Macao's upcoming Cotai Strip
  - Total cost estimated at US$2b (Effective stake of 20%)
  - Operator partners : Playboy Enterprises; Ritz Carlton & Marriott
  - Commenced piling on site: end May 2007


City of Dreams
Galaxy Mega Resort
Venetian Resort
Four Seasons
Shangri-La
Holiday Inn
Sheraton
Hilton/ Conrad
Fairmount Raffles
Ecological Reserve
Hengqin Island
Golf Course
Cotai Strip


Macao Studio City

GCC – Abu Dhabi

- **JV (49/51) with Mubadala Development Company**
  - Prime 140 hectares integrated development, 15 minutes from city centre
  - Total project cost of US$4 billion – US$5 billion
  - Develop ~ 9,000 residential units over phases
  - Phase 1A cost ~ S$480 million



– Increased Presence, Greater Reach

- **Achieved PATMI of S$97.8m in 1H 2007, ⬆ 6%**
- **Ascott Serviced Residence (China) Fund**
  - raised US$500m
  - incubator fund to expedite development in China
- **Committed S$371m investments in 1H 2007**
  - 7 properties in China, India, Japan, Germany and UK
  - JV with Amtel Properties Development in Russia
- **Increased portfolio by 1,300 units through new investments and new management contracts**
  - Total of 19,500 units in 50 cities


Somerset Al Fateh, Manama


Ascott Singapore Raffles Place

Olivier Lim
Group Chief Financial Officer



Group Financials

CapitaLand

1H2007 Financial Results

S$ million	1H 2006	1H 2007	Change
Revenue	1,430.4	1,572.6	⬆ 9.9%
EBIT	538.3	2,044.2	⬆ 279.8%
PBT	394.7	1,855.9	⬆ 370.3%
PATMI	286.7	1,520.7	⬆ 430.3%
EPS (cents)	10.4	54.4	⬆ 423.1%

FRS40 – Investment Property

1. Effective 1 January 2007
2. Adopted Fair Value Model
3. Revalue twice a year (June & December)
4. All gains/(losses) taken into the P/L

Excluding Revaluations

S$ million	1H 2006	1H 2007	Change
PATMI	286.7	1,520.7	↑ 430.3%
PATMI Ex. Reval.	286.7	873.3*	↑ 204.6%

* Excludes 1H 2007 revaluations of S$647.4m.

EBIT Contributions by SBUs

1H 2006 – S$538.3 million


Others*
4%
Serviced
Residences
12%
Financial
Svcs
5%
Residential
53%
Commercial
19%
Retail
7%

1H 2007 – S$2,044.2 million


Serviced
Residences
8%
Others**
5%
Residential
24%
Financial
Svcs
2%
Retail
7%
Commercial
54%

* Includes results from Raffles Holdings Limited Group

** Primarily consisting of gain from placement of ART units

CapitaLand

EBIT by SBUs

(S$ million)	1H 2006	1H 2007	Change
Residential	286.9	492.5	↑ 71.7%
Commercial	101.4	1,110.5	↑ 994.9%
Retail	39.9	144.2	↑ 261.3%
Financial Svcs	25.5	45.4	↑ 78.2%
Serviced Residences[1]	63.2	170.3	↑ 169.7%
Others & Consol Adj[2]	21.4	81.3	↑ 279.7%
Total EBIT	538.3	2,044.2	↑ 279.8%

1. Inclusive of both The Ascott Group and Ascott Residence Trust
2. 1H07 primarily consisting of gain from placement of ART units
   1H06 includes results from Raffles Holdings Limited Group

CapitaLand

EBIT by SBUs (excluding revaluations)

(S$ million)	1H 2006	1H 2007	Change
Residential	286.9	396.4	↑ 38.2%
Commercial	101.4	602.9	↑ 494.6%
Retail	39.9	44.7	↑ 12.0%
Financial Svcs	25.5	45.4	↑ 78.0%
Serviced Residences[1]	63.2	169.7	↑ 168.5%
Others & Consol Adj[2]	21.4	81.3	↑ 279.9%
Total EBIT	538.3	1,340.4	↑ 149.0%

1. Inclusive of both The Ascott Group and Ascott Residence Trust
2. 1H07 primarily consisting of gain from placement of ART units
   1H06 includes results from Raffles Holdings Limited Group

CapitaLand

Financial Capacity

	1H 2006	1H 2007	Change
Net Debt (S$ billion)	4.97	4.56	Decreased
Equity (S$ billion)	9.06	10.74	Increased
Net Debt / Equity	0.55	0.43	Decreased
% Fixed Rate Debt	61	78	Increased
Ave Debt Maturity (Yr)	2.77	4.25	Increased

Debt Coverage

	1H 2006	1H 2007	Change
Finance Cost (S$ million)	143.6	188.3	⬆ 31.1%
Interest Cover Ratio (ICR)*	6.8x	10.4x	Improved
Interest Service Ratio (ISR)	3.6x	4.1x	Improved

* Excludes unrealised revaluations of S$703.8m (EBIT) in 1H07.

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

Financial Capacity



S$ billion
12
11
10
9
8
7
6
5
4
Equity
Net Debt
2002
2003
2004
2005
2006
2007

Going Forward



CapitaLand

Residential – Singapore

- Target of 1,000 to 1,200 units in 2007 on track
- Landbank of 5.5m sqft GFA

Site	GFA (Sqft)	Units	Class
The Orchard Residences	406,000	175	Super Luxury
The Seafront on Meyer	565,000	327	Mid-end/High-end
Botannia*	652,000	493	Mid-end
Latitude (plan to launch in 2H07)	263,000	127	High-end

* *JV project*

- Total to be launched in 2007 = 1.89 million sqft of GFA
- Landbank acquired in 1H 2007 = 4.37 million sqft of GFA

Residential - China

Target to launch about 2,000 units in 2007

Presence in 25 cities

- **Yangtze River Delta**
  - Hangzhou site › 1,200 units
  - Ningbo site › 1,100 units
- **Bohai Economic Rim**
  - Beijing 2 sites › 1,100 units
- **Pearl River Delta**
  - Guangzhou site › 3,000 units
  - Foshan 3 sites › 1,900 units
- **South Western China**
  - Chengdu Zhixin JV › 25,000 units
- **Central China**
  - Central China Holdings >4 mil sqm (Zhengzhou)



Beijing
Bohai
Economic Rim
Central
China
Zhengzhou
Yangtze
River Delta
Shanghai
South Western
China
Chengdu
Guangzhou
Pearl
River Delta

>35,000 units in high-growth regions

Residential - New markets

- **Thailand, Bangkok**
  - Launches for 2H 2007:
    - ➢ Villa Sathorn : 642 units (60% booked)
    - ➢ Rajpruek Place : 133 units
- **Vietnam, Ho Chi Minh City**
  - Launching remaining 477 units in 'The Vista'
  - 2nd development in District 7 (600 units)
    - ➢ Slated for launch in 4Q 2007


Villa Sathorn, Bangkok

CapitaLand

Commercial – Singapore

- **Singapore Office sector will remain a core holding**
- **Reconstitute office portfolio**
  - Divesting some existing assets and investing in new developments
  - eg. sale of Temasek Tower, bid for Beach Road site
- **Benefit from rising rental & appreciating capital values**
  - Over 56% of leases due for renewal in *2008-2009*

Office Expiry Profile



40.0%
30.0%
20.0%
10.0%
0.0%
10.8%
31.3%1
25.1%
16.5%
15.3%
2007
2008
2009
2010
Beyond 2010

(1) Excludes a rent review case appr. 3.4% of NLA which is reflected under "Beyond 2010", the relevant period for which this lease expires

Retail – Regional Dominance

Will manage over 92 malls, 42.3 million sqft, across Asia

Singapore
Buoyant retail market generates investment & development opportunities
Strengthen position as largest retail mall owner/manager in Singapore
China
Extending footprint beyond 70 malls across 28 cities via CapitaRetail China Development Fund II (US$600m)
Strengthen position as the leading retail mall player
India
Positioned to capture opportunities via CapitaRetail India Development Fund (US$600m)
Replicate successful China retail business platform in India

CapitaLand

Financial Services

2 new retail property funds (US$1.2 billion) by end '07 to invest in China & India



15.7
14.3
8.5
6.0
3.1
18
16
13
10
8
5
3
0
S$Billion
2003
2004
2005
2006
1H2007
REITS
Private Funds

AUM includes ART & Ascott Serviced Residence (China) Fund, which are managed by CapitaLand's subsidiary, The Ascott Group

- Bright Prospects

A Member of CapitaLand

- **Pole position to benefit from robust demand**
  - Business travellers who stay for extended periods
  - Increasing preference for comfortable residential accommodation
- **Strong pipeline for portfolio gains**
  - Acquiring and incubating properties with ready exit
- **Growing fee income**
  - From enlarged serviced residence portfolio
  - Recurring REIT & fund management fees


Somerset Zhong Guan Cun, Beijing


Somerset West Lake, Hanoi

CSR - Green Initiatives

- Achievements to date:
  - 4 ASEAN Energy Awards
  - 13 S'pore BCA Green Mark Awards
  - 1 HK-BEAM Award
  - 1 Green Building Award (China)
- Green Committee to spearhead initiatives
- To attain ISO14000 certification Group-Wide (for environmental management systems)

GREEN MARK

HK-BEAM

Property giant CapitaLand's green efforts pay off as it clinches 10 out of 27 Green Mark awards
The Straits Times, 11 May 2007


Gold for green

CSR – Corporate Philanthropy

CapitaLand
FOUNDATION



- Focus on underprivileged children
  - Supported charities – Beyond Social Services, Pathlight School, Children's Cancer Foundation, Rainbow Centre, S'pore Autism School, Mainly I Love Kids (MILK)
- 3rd CapitaLand Hope School was opened in April in Huangmaoling, Yunnan
- Volunteer teaching by CapitaLand staff over 10 days
- " Building for Tomorrow" Book - inspired by the online interest on the 10 day volunteer programme



Building People



- **CapitaLand Institute of Management and Business**
  - Invest in management bench strength
  - Imbue CapitaLand's core values in employees
  - Equip employees with the knowledge, skills & attitudes needed to excel in a dynamic environment
  - School premise ready before end '07

CLIMB
Building People

Networking

Leadership Development

Learning & Development Programs
(General executive management programs)

Reinforcing CapitaLand's Core Values

SUMMARY

✓ **Actively reconstitute Singapore office portfolio** which remains a core holding of CapitaLand
✓ **Increase pace of residential launches in Singapore** to meet buoyant demand
✓ **Broaden presence in China in both main and secondary cities** to capitalise on urbanisation and growing affluence across the country
✓ **Expand footholds in New Markets** building on the success of the initial projects
✓ **Step up serviced residence growth momentum** in Asia, Europe and Gulf region to take advantage of soaring demand
✓ **Grow REITs and private property funds,** capitalising on core competencies and strong regional presence

CAPITALAND - Unique Market Leader

Market Leadership

- **LARGEST** Real Estate Company in S.E. Asia
- **LARGEST** Retail Mall Owner/ Manager In Asia
- **LEADING** Foreign Real Estate Developer In China
- **LARGEST** Serviced Residence Company Outside USA
- **LEADING** Asia- Based Property Fund/REIT Manager

Footprint

Presence in More Than 90 Cities in Over 20 Countries

Competencies

Real Estate Domain Knowledge — Financial Skills

Capital-Efficient Business Model

Asia's Booming Real Estate

Urbanisation — Consumption Growth — Evolving Capital Markets — Investment Inflow

Thank You



Questions and Answers

Supplementary Slides



CapitaLand

EBIT by Geography

(S$ million)	1H 2006	1H 2007	Change
Singapore	156.3	1,414.0	↑804.8%
Australia & NZ	99.4	197.0	↑ 98.1%
China	238.2	349.4	↑ 47.0%
Other Asia*	19.3	27.8	↑ 44.1%
Europe	25.2	55.2	↑119.3%
Others	(0.1)	0.7	N.M.
Total EBIT	538.3	2,044.2	↑279.8%

* Includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, Indonesia

Residential - Singapore
Stages of Income Recognition

PROJECT	Units	Sold (Up to Jun'07)	Completed (up to Jun'07)
Launched in '04			
Varsity Park Condominium	530	100%	80%
Citylights	600	99%	95%
Launched in '05			
RiverGate	545	99%	38%
RiverEdge	135	100%	57%
Launched in '06			
The Metropolitan Condominium	382	100%	14%
Scotts HighPark	73	100%	19%
Launched in '07			
The Seafront on Meyer	327	52%	0%
The Orchard Residences	119	68%	14%

Actual booking of proceeds based on S&P signed/agreement and revenue accrued based on same basis.

Residential – China
Stages of Income Recognition

PROJECT	Units Launched	Sold *(Up to Jun'07)*	Completed *(up to Jun'07)*
SHANGHAI			
Oasis Riviera IV	444*	58%	67%
Westwood Green (East Zone)	43	37%	21%
Parc Trésor	583	92%	95%
BEIJING			
La Forêt (Zone C)	899	96%	89%
GUANGZHOU			
Beau Monde	386*	98%	91%
NINGBO			
Summit Residences	174	28%	32%

Actual booking of proceeds based on S&P signed/agreement and revenue accrued based on same basis.

Singapore Housing Market Drivers – By Segment



Super-Luxury
GDP Growth
Global Liquidity
Branding
HNWIs
> S$3,000 psf
High-End Residential
GDP Growth
Foreign influx
Prime rental yield
Luxury price movement
Replacement home due to En-bloc sales
S$1,800 – 2,500 psf
Middle Market
GDP Growth
Foreign influx
Mortgage rate
Secondary housing market
Replacement home due to En-bloc sales
S$800 – 1,600 psf
Mass Market
GDP Growth
Mortgage rate
Government policy
Household formation
HDB resale market
CPF Housing scheme
< S$800 psf

CapitaLand Research

Singapore Private Home Price Trend


URA Private Home Price Index (all types)
Private Home Price Index
181.4 (2Q'96)
45% fall from 2Q'96
140.4 (2Q'00)
5.3% rise from 2Q'00 peak
18.5% below all time peak in 2Q'96
100.0 (4Q'98)
40% rise from 4Q'98
47.8% rise from 4Q'98
147.8 (2Q'07)
QoQ %
YoY %
2Q'07 ▲8.3% ▲21.0%
1Q'07 ▲4.8% ▲13.8%
Source: URA & CapitaLand Research

- 13th consecutive quarters of sequential price increase since 2Q04, the momentum of price increase maintained
- Overall price increase still gradual, despite significant rise in the high-end segment
- Price increase of non-landed property (8.4% qoq) higher than that of landed properties (7.1% qoq) in 2Q'07

CapitaLand Research

Singapore Office Vacancy Declined - Strong Take-up



Singapore Private Office Space (Central Area) – Demand, Supply & Vacancy
Office Space (million sq ft)
Vacancy Rate (%)
Average annual supply ('95-'06): 1.2 million sq ft
Supply Forecast (Islandwide)
3.45
2.07
0.66
0.68
0.18
7.4%
-0.57
MBFC Phase 1 (1.62 mil sq ft)
Est. Supply from GLS Sites (Inclg Anson/Enggor St Site)
Supply (LHS)
Demand (LHS)
Vacancy Rate (RHS)

* Vacancy rate measures available floor space not physically occupied by owners or tenants

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'

Source: URA, CBRE & CapitaLand Research

CapitaLand Research

Singapore Prime Office – Strong Rental Growth



Singapore Prime Office Rent, Capital Value & Yields
Rent (S$ psf pm) / CV (S$ psf)
Yield %
Prime Office Yield 4.10%
30
25
20
15
10
5
0
7
6
5
4
3
2
1
0
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
Rent (LHS) (S$ psf pm)
Capital Value x 100 (LHS) (S$ psf)
Yield (RHS) (%)

Source: CBRE & CapitaLand Research

Singapore Prime Office (As at July 2007)		
Gross Rent	**Capital Value**	**Initial Yield ***
S$10.50 psf pm	S$2,500 psf	4.10%

**Initial yield is computed based on net rent of $ 10.50 psf pm (after deducting $1 psf pm for service charges and 10% for taxes)*

CapitaLand Research

Singapore Retail – Low Vacancy



Demand, Supply and Vacancy Rate for Private Retail Space (Islandwide)
Million sqft
Vacancy %
Supply Forecast
10.3
10.4
10.8
8.0
7.5
6.7
0.07
-0.12
0.64
1.98
2.50
0.33
0.06
Mostly non-central region
ION Orchard (660,000 sq ft)
Marina Bay Shoppes (882,000 sq ft)
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
1Q07
2Q07
2H07
2008
2009
2010
na
Supply (LHS)
Demand (LHS)
Vacancy Rate (RHS)
* Vacancy rate measures available floor space not physically occupied by owners or tenants

Source: URA, CBRE & CapitaLand Research

- Most of the future supply is expected to be well-received as the majority are of good quality or are extension of well-established malls

CapitaLand Research

Analysis Of Revenue By SBU

SBU	6Mths '06 (S$'M)	6Mths '07 (S$'M)	Change	Comments
Residential	1,075.3	**1,157.0**	7.6%	• **Higher sales from China**
Commercial	61.1	**94.0**	54.0%	• **Consolidation of Raffles City Shanghai and higher property mgt fees; offset by loss of rental due to divestment of Temasek Tower**
Retail	39.2	**50.7**	29.1%	• **Higher fee income and higher rental revenue from Clarke Quay**
Financial Svcs	37.2	**55.1**	48.0%	• **Higher fund management fees & acquisition fees from CMT**
TAG & ART	227.9	**226.4**	(0.7)%	• **Deconsolidation of ART; mitigated by higher REVPAU from Europe & North Asia**
Others & Consol Adj	(10.3)	**(10.6)**	(2.9)%	
Total Revenue	1,430.4	**1,572.6**	9.9%	

Analysis Of EBIT By SBU

SBU	6Mths '06 (S$'M)	6Mths '07 (S$'M)	Change	Comments
Residential	286.9	**492.5**	71.7%	• Higher contributions from Singapore, China and Australia. 1H06 includes negative goodwill of S$77m
Commercial	101.4	**1,110.5**	994.9%	• Fair value gains of Investment Properties
Retail	39.9	**144.2**	261.3%	• Higher fee income, contribution from Clarke Quay and fair value gains of retail properties
Financial Svcs	25.5	**45.4**	78.2%	• Higher fee income and higher share of profits from associates
TAG & ART	63.2	**170.3**	169.7%	• Strong operating performance & higher portfolio gains
Others & Consol Adj	21.4	**81.3**	279.7	• 1H07 consisted of gain from placement of units in ART; 1H06 consisted of result of Raffles Holdings Ltd Group
Total EBIT	538.3	**2,044.2**	279.8%	

Notice of Valuation of Real Assets

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Jul-2007 07:22:06
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Date of valuation	Name of valuer	Description of property	Valuation
01/06/2007	Savills Valuation and Professional Services Limited	Raffles City, 268 Xizang Middle Road, Huangpu District, Shanghai, The People's Republic of China.	RMB2,964,000,000

Additional Information	
The valuation reports for the above are available for inspection at this address during office hours	168 Robinson Road, #30-01 Capital Tower, Singapore 068912
Reports are available till this date	30-10-2007

Attachments:

Total size = **0**
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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Jul-2007 12:48:57
Announcement No.	00062

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ascott ventures into Kazakhstan
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.Annc.Kazakhstan.31July07.pdf Total size = **20K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

ASCOTT VENTURES INTO KAZAKHSTAN

Singapore, 31 July – The Ascott Group is signing management contracts for two serviced residences in Kazakhstan. The signing ceremony for the contracts has been scheduled at 2.30 p.m. today.

The management contracts for these properties are not expected to have any material impact on the net tangible assets or earnings per share of The Ascott Group Limited for the current financial year.

By Order of the Board

Hazel Chew/Lam Chee Kin
Joint Company Secretaries
31 July 2007

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Jul-2007 12:54:34
Announcement No.	00064

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Australand - "Appointment of Managing Director"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand.BobJohston.31July07.pdf Total size = **33K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au

AUSTRALAND

ASX Announcement
ASX Code: ALZ & AAZPB

31 July 2007

APPOINTMENT OF MANAGING DIRECTOR

Further to the announcement by Australand on 19 April 2007, Mr Robert (Bob) Johnston has now been appointed to the Board and will assume his role of Managing Director and Chief Executive Officer of Australand with effect from 1 August 2007.

A summary of the terms of the Employment Agreement and a CV on Mr Johnston were provided with the earlier announcement.

Issued by:

Bev Booker
Company Secretary
Tel: +61 2 9767 2182
Email: bbooker@australand.com.au

Miscellaneous

* Asterisks denote mandatory information	
Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-Jul-2007 18:24:34
Announcement No.	00196

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ascott ventures into Kazakhstan with two management contracts
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.
Attachments:	Ascott.slides.Kazakhstan.31July07.pdf Ascott.NewsRelease.Kazakhstan.31July07.pdf Total size = **1799K** (2048K size limit recommended)

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For Immediate Release

NEWS RELEASE

THE ASCOTT GROUP
A Member of CapitaLand
THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way #13-01
Singapore 068811
Telephone
(65) 6220 8222
Facsimile
(65) 6227 2220
www.the-ascott.com

ASCOTT VENTURES INTO KAZAKHSTAN WITH TWO MANAGEMENT CONTRACTS

Taps on first-mover opportunities in Kazakhstan, the world's 9th largest country

Singapore, 31 July 2007 – The Ascott Group (Ascott) has secured management contracts for two prime serviced residences in Kazakhstan's capital city of Astana, and Aktau, a city in the oil rich western region by the Caspian Sea. Ascott has been awarded the contracts by Tsesna Corporation, a well-established conglomerate in Kazakhstan with diverse businesses ranging from real estate and construction to banking. The two serviced residences to be built by Tsesna Corporation will be named Ascott Astana and Citadines Aktau.

In addition, Ascott has signed a Memorandum of Understanding with Tsesna Corporation to establish a framework for a strategic partnership to develop and manage serviced residences in Kazakhstan.

Mr Lim Chin Beng, Ascott's Chairman said: "Ascott's entry into Kazakhstan is part of our strategy to further strengthen the Group's global presence by venturing into emerging cities in Russia and the Commonwealth of Independent States. The strong levels of travel between Kazakhstan, China, Russia and Western Europe also present opportunities for Ascott to further develop our cross-border expansion strategy by leveraging on the Group's strong international brand reputation and established networks."

Mr Liew Mun Leong, Ascott's Deputy Chairman, and President and CEO of its parent company CapitaLand Group said: "Ascott strengthens its front-runner position in the global serviced residences business by being the first international serviced residence owner-operator in Kazakhstan. The country has strong oil and natural resource industries and has been attracting foreign investments and business travellers. Ascott's entry into Kazakhstan is yet another step for the CapitaLand Group to explore real estate development opportunities in fast growing oil rich countries."

Mr Serik Jaxibekov, Chairman of the Board of Directors, Tsesna Corporation said: "Ascott is an international serviced residence company with proven track record in managing a strong portfolio of serviced residences worldwide. By leveraging on Ascott's knowledge and expertise, we will promote new standards of living for business travellers in Kazakhstan. This is just a first joint project with Ascott and the CapitaLand Group. We look forward to other successful projects."

Mr Gerald Lee, Ascott's CEO for Europe said: "Ascott's partnership with an established company like Tsesna Corporation is a good start for us to enter an emerging market. Astana as the new capital of Kazakhstan has been fast developing as an attractive financial and investment hub, while Aktau is a major port and logistics hub in the oil rich region. We will work with Tsesna Corporation to expand our presence in Kazakhstan across the key cities, and will consider the option of taking equity stakes in some of the future projects."

Kazakhstan bordered by Russia, China, Kyrgyzstan, Uzbekistan, Turkmenistan and the Caspian Sea, is the ninth largest country in the world. It covers 2.7 million square kilometres, about the size of Western Europe. According to Economist Intelligence Unit, Kazakhstan's annual foreign direct investment is projected to be US$6.5 billion by 2010.

Ascott Astana is targetted for opening in the first half of 2009. When completed, it will be located in the heart of Astana where new iconic real estate projects are being developed. A 10-minute walk to the Presidential Palace and across the landmark Central Mosque, Ascott Astana will be within World Trade Centre, an integrated development which is being developed by Tsesna Corporation. The development will comprise residential, retail, business centre, and an exhibition and convention centre when it is completed in 2009.

Citadines Aktau is also targetted to open in the first half 2009. Aktau is in Western Kazakhstan, one of Kazakhstan's leading economic regions due to its rich oil and gas resources. Aktau is also home to the country's largest port facility, Aktau Port, which has been designated a Free Economic Zone.

Ascott Astana will have about 200 units while Citadines Aktau will have 120 units. The management contracts for these properties are not expected to have any material impact on the net tangible assets or earnings per share of The Ascott Group Limited for the current financial year.

About Tsesna Corporation

Tsesna Corporation was founded in 1988. The Group has diverse businesses in Kazakhstan including real estate, construction, financial services and food manufacturing. Tsesna Corporation has several residential and mixed-use projects under development in Astana and Western Kazakhstan. Tsesna Bank, listed on the Kazakhstan Stock Exchange, is the country's 11th largest bank by asset size. For more information, visit http://www.tsesna.kz/en/.

About The Ascott Group

The Ascott Group is the largest international serviced residence owner-operator outside the United States with over 19,500 serviced residence units in key cities of Asia Pacific, Europe and the Gulf region. This includes over 5,500 units which are under development.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans over 50 cities in 22 countries, 11 of which are new cities where Ascott's serviced

residences are being developed. Ascott's properties can be found in cities including London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand, as well as Dubai in the Gulf region.

The Ascott Group is headquartered in Singapore. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 23-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Ascott Group's achievements have been recognised internationally. Recent awards include TravelWeekly Asia Industry Awards 2007 'Best Serviced Residence (Group)', China 2007 'Top 100 Serviced Apartments Award', Vietnam Economic Times 2006 'Golden Dragon Award', The Asset's 2006 'Triple A Country Award for Best Deal in Singapore', Travel Weekly China 2006 'Best Serviced Residence', Business Traveller China 2006 'Best Serviced Residence Brand in China', TTG Travel 2006 'Best Serviced Residence', 2006 World Travel Awards, Business Traveller Asia Pacific 2006 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit: http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, The Ascott Group is the serviced residence arm of CapitaLand Limited, one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries.

For more information on The Ascott Group's property listings, visit
http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Media
Celina Low, Vice President, Corporate Communications
Tel: (65) 6586 0475 Hp: (65) 9682 5458 Email: celina.low@the-ascott.com

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

Analyst
Lilian Goh, Head, Investor Relations
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

THE ASCOTT GROUP
A Member of CapitaLand

TSESNA CORPORATION



Ascott Ventures Into Kazakhstan

Media & Analysts Conference cum Signing Ceremony

31 JULY 2007

THE ASCOTT



Agenda

- Europe market overview
- The Kazakhstan market
- Tsesna Corporation
- Management Contracts
- Memorandum of Understanding

Market Overview

Country	Pop (million)
Russia	142.9
Germany	82.4
France	60.9
UK	60.6
Italy	58.5
Ukraine	46.7
Spain	40.4
Poland	38.2
Netherlands	16.3
Kazakhstan	15.2
Greece	11.1
Portugal	10.5
Belgium	10.4


KAZAKHSTAN
TURKEY

Geography

- 2.7 million sq km (similar to whole of Western Europe)
- 9th largest country in the world by geographical size


RUSSIA
RUSSIA
Petropavlovsk
Qostanay
(Kostanay)
Pavlodar
ASTANA
Oral
(Ural'sk)
Aqtöbe
(Aktyubinsk)
Semey
(Semipalatinsk)
Öskemen
(Ust-Kamenogorsk)
Qaraghandy
(Karaganda)
Atyraū
(Atyrau)
Baykonur
Cosmodrome
Bayqongyr (Baykonyr)
Qyzylorda
(Kyzylorda)
Aqtaū
(Aktau)
CHINA
Almaty
Taraz
Shymkent
UZBEKISTAN
KYRGYZSTAN

THE ASCOTT

Macroeconomics



	2006	2007 (forecast)
Total GDP (US$bn)	77.2	94.0
Real GDP growth (Annual % change)	10.6	9.2
GDP per capita (US$)	5,016	6,170
Foreign exchange reserve (US$bn)	20.4	23.1

Source: EIU

THE ASCOTT

Strong GDP Growth



	2003	2004	2005	2006 (est)	2007 (F)	2008 (F)	2009 (F)	2010 (F)
GDP Growth	9.3%	9.4%	9.7%	10.6%	9.0%	8.2%	9.9%	10.1%

Source: EIU – Kazakhstan: 5 year forecast, 26 April 2007

Strong Investment Climate


FDI (US$ Billion)
$8
$7
$6
$5
$4
$3
$2
$1
$0
2003
2004
2005
2006 (est)
2007 (F)
2008 (F)
2009 (F)
2010 (F)

- UN Trade & Development World Investment Report: High FDI potential
- World Bank report - Top 20 country (capital investment)

Sustained Economic Growth

- Revenue from oil and gas account for 70% of exports
- One of the fastest growing economies in Central Asia
- Real estate development is a vital part of national economy
- Vast mineral resources, well-regulated and transparent market
- Diversification of economy to *aerospace*, *technology*, *education*, telecommunications, transport
- Budget surplus of 6.4% in 2006

Political stability



- Stable leadership – President elected 3rd term with 91% majority vote
- Commitment to further reforms and integration into the world economy through WTO
- Government supports the development of at least 30 world-class Kazakh companies

Right Timing to Venture into Kazakhstan



- Untapped serviced residence market
  - No major international serviced residence operator
- Few international hotels currently operating or under development
  - Less than 2,000 international-class hotel rooms
- Strong levels of travel between Kazakhstan and neighbouring countries
- Strong FDI, largely in oil, gas and natural resources industries
- Good growth potential / first mover advantage



TSESNA
CORPORATION



Tsesna Corporation

- 1988 Establishment of Tsesna
- 1990-1991 Diversification of business (16 new enterprises, opening of rep offices)
- 1992 Tsesna Bank registered with the National Bank of Kazakhstan. Currently 11th largest bank by asset (US$1 billion) and listed on Kaza Stock
- 1992-2004 Development of businesses in grain-processing, construction, brewing, brokerage and housing project in Astana
- 2005 Awarded Certificate of compliance with ISO 9001:2000
- 2007 2006 Annual Report prepared in compliance with IFRS
  First international audit with KPMG

Key Business Lines

- Construction and real estate
- Financial services
- Grain-processing and retail



Management Contracts

THE ASCOTT GROUP
A Member of CapitaLand

Two Prime Serviced Residences

Citadines Aktau

Ascott Astana



RUSSIA
RUSSIA
Petropavlovsk
Qostanay
Oral
ASTANA
Pavlodar
Aqtöbe
Semey
Öskemen
Qaraghandy
Atyraū
Baykonur
Cosmodrome
Bayqongyr (Baykonyr)
Aqtau
(Aktau)
Qyzylorda
(Kyzylorda)
CHINA
Almaty
Taraz
Shymkent
UZBEKISTAN
KYRGYZSTAN

THE ASCOTT GROUP
A Member of CapitaLand

Ascott Astana

Astana
New capital of Kazakhstan

- Administrative headquarters
  - Clear city master plan (with iconic developments)
- Attractive financial and investment hub
  - Strong government support for major economic projects
  - Nissan to build US$50 million car assembly plant
- Population: 600,000



Ascott Astana - Strategic Location

- Located in the heart of Astana where new iconic real estate projects are being developed


20
Presidential Palace
11
2
3
World Trade Center Development
From airport

Part of Integrated Development

- Around 200 units
- Target to open in 1H 2009



Serviced Residence
Business Center
Exhibition/ Convention
Residential

Citadines Aktau

Aktau
Major port and logistics hub

- Aktau in western Kazakhstan, located in region with rich oil and gas resources
- Home to the country's largest port facility - Aktau Port
  - Aktau Port designated a Free Economic Zone
- City master plan being developed
- Population: 200,000


(Aktau)



Citadines Aktau

- 120 units
- Target to open in 1H 2009



Memorandum of Understanding

Framework of Strategic Partnership

- Management contracts and/or equity investment
- Potential cities: Astana, Aktau, Almaty, Aktobe, Atyrau


RUSSIA
RUSSIA
Petropavlovsk
Qostanay
Pavlodar
ASTANA
Oral
Aqtöbe
Semey
Qaraghandy
Atyrau
Baykonur Cosmodrome
Bayqongyr
Aqtau
CHINA
Qyzylorda
Almaty
Taraz
Shymkent


THE
ASCOTT
Thank You
Rahmet

END